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Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: Virgin Mobile Holdings (UK) plc
Commission File No. of Virgin Mobile Holdings (UK) plc: 082-34908
Commission File No. of NTL Incorporated: 000-22616

MERGER PROPOSALS—YOUR VOTE IS IMPORTANT

Dear Stockholders:

        The boards of directors of NTL Incorporated and Telewest Global, Inc. have approved a merger that would result in the second largest communications company in the United Kingdom. To this end, NTL and Telewest have entered into a merger agreement that provides for the merger of a wholly owned subsidiary of Telewest with NTL.

        NTL, Telewest and Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of NTL, or Original Merger Sub, entered into an agreement and plan of merger, or the original merger agreement, on October 2, 2005. On December 14, 2005, NTL, Telewest, Original Merger Sub and Neptune Bridge Borrower LLC, a Delaware limited liability company and a wholly owned subsidiary of Telewest, or Merger Sub, amended and restated the original merger agreement. There is no change to the economics of the transaction or to the proposed management of the combined company as a result of the amendment and restatement of the original merger agreement. The amended and restated merger agreement was further amended by amendment no. 1 thereto, dated as of January 30, 2006, or amendment no. 1 to the merger agreement. The amended and restated agreement and plan of merger, as so amended, is sometimes referred to in this joint proxy statement/prospectus as the merger agreement.

        Under the merger agreement, Telewest, which currently trades on NASDAQ under the symbol "TLWT," will file a second restated certificate of incorporation, or the charter amendment, to reclassify each share of Telewest common stock issued and outstanding immediately prior to the effective time of the reclassification into (i) 0.2875 shares of Telewest common stock existing immediately after the effective time of the reclassification, or Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and (ii) one share of Telewest Class B redeemable common stock, or Telewest redeemable common stock. At the effective time of the merger of Merger Sub with NTL, or the merger, which will occur immediately following the effective time of the reclassification, (i) each share of Telewest redeemable common stock will be automatically redeemed for $16.25 in cash without interest, and (ii) each share of NTL common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 2.5 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock. The number of shares of combined company common stock into which shares of Telewest common stock will be reclassified and into which shares of NTL common stock will be converted in the merger has been determined on the same basis as contemplated by the original merger agreement, but adjusted as if NTL had undertaken a 2.5-for-1 stock split, or the stock split. Upon completion of the merger, Telewest stockholders will own approximately 25% and NTL stockholders approximately 75% of the combined company on a fully diluted basis based on currently outstanding shares, options and warrants. Upon completion of the merger, NTL will be wholly owned by Telewest. NTL common stock, which currently trades on NASDAQ under the symbol "NTLI," will be delisted. Immediately after the effective time of the merger, Telewest will change its name to "NTL

Incorporated" and Telewest's ticker symbol will be changed to "NTLI," although it will initially trade under the ticker symbol "NTLID."

        Based on the closing price of $66.80 per share of NTL stock on NASDAQ on September 30, 2005, the last trading date before the public announcement of the original merger agreement, and giving effect to the stock split, the 0.2875 shares of Telewest new common stock, together with the redemption consideration of $16.25 in cash, represented a total transaction consideration of approximately $23.93 per share of Telewest common stock. Since NTL stockholders will receive only stock of the combined company in the transaction, whereas Telewest stockholders will receive a combination of cash and stock, NTL and Telewest believe that the trading price of NTL stock will be the reference price referred to by investors after the merger.

        We are each holding a special meeting of stockholders in order to obtain the stockholder approvals necessary to file the charter amendment and consummate the merger, as described in this joint proxy statement/prospectus. Information about these meetings, the merger and other business to be considered by NTL and Telewest stockholders is contained in this joint proxy statement/prospectus. We urge you to read this joint proxy statement/prospectus, and the documents incorporated by reference into this joint proxy statement/prospectus, carefully and in their entirety. In particular you should read carefully the "Risk Factors" section beginning on page 26.

        We cannot complete the merger unless the stockholders of NTL adopt the merger agreement and the stockholders of Telewest (i) approve the charter amendment and (ii) authorize the issuance of Telewest new common stock in the merger. Your vote is important, regardless of the number of shares you own. Whether or not you plan to attend either special meeting, please vote as soon as possible to make sure that your shares are represented. If you are an NTL  stockholder and you do not vote, it will have the same effect as a vote "AGAINST" the adoption of the merger agreement. If you are a Telewest stockholder and you do not vote, (i) it will have the same effect as a vote "AGAINST" the charter amendment, and (ii) there will be no effect on the outcome of the vote to authorize the issuance of Telewest new common stock in the merger, except that your failure to vote may make it more difficult for Telewest to obtain the necessary quorum to hold its special meeting.

        We are very enthusiastic about the merger and believe it will create a strong combined company that will deliver important benefits to its stockholders, customers and business partners. The Telewest board of directors recommends that Telewest stockholders vote "FOR" the proposals to (i) approve the charter amendment and (ii) authorize the issuance of Telewest new common stock in the merger. The NTL board of directors recommends that NTL stockholders vote "FOR" the proposal to adopt the merger agreement.

James F. Mooney Chairman NTL Incorporated	Anthony (Cob) W. P. Stenham Chairman Telewest Global, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/ prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated January 30, 2006, and together with the accompanying proxy card, is first being mailed to NTL and Telewest stockholders on or about January 31, 2006.

REFERENCE TO ADDITIONAL INFORMATION

        This joint proxy statement/prospectus incorporates by reference important business and financial information about NTL and Telewest that is not included in or delivered with this joint proxy statement/prospectus. For a listing of the documents incorporated by reference into this joint proxy statement/prospectus, see "Additional Information—Where You Can Find More Information" beginning on page 194.

        You can obtain any of the documents incorporated by reference into this joint proxy statement/prospectus through NTL or Telewest or from the Securities and Exchange Commission's website at http://www.sec.gov. Documents incorporated by reference are also available from NTL and Telewest without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into this joint proxy statement/prospectus. You may obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from NTL and/or Telewest as follows:

NTL Incorporated 909 Third Avenue, Suite 2863 New York, New York 10022 United States Attention: Investor Relations Telephone: +1 (212) 906-8440	Telewest Global, Inc. c/o 160 Great Portland Street London W1W 5QA United Kingdom Attention: Investor Relations Telephone: +44 (0) 20 7299 5479

        In order to receive timely delivery of requested documents in advance of the NTL or Telewest special meeting, as applicable, you should make your request no later than February 24, 2006. Please be sure to include your complete name and address in your request. If you request any documents, they will be sent by first class mail, or another equally prompt means, after your request is received.

ABOUT THIS DOCUMENT

        This joint proxy statement/prospectus forms part of a registration statement on Form S-4 (File No. 333-130364) filed by Telewest with the Securities and Exchange Commission, which is referred to in this joint proxy statement/prospectus as the SEC. It constitutes a prospectus of Telewest under Section 5 of the Securities Act of 1933, as amended, which is referred to in this joint proxy statement/prospectus as the Securities Act, and the rules thereunder, with respect to the shares of Telewest new common stock to be issued to NTL stockholders in the merger, and the shares of Telewest new common stock and Telewest redeemable common stock to be issued in the reclassification. It also constitutes a joint proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to in this joint proxy statement/prospectus as the Exchange Act, and the rules thereunder. It also constitutes a notice of meeting with respect to the Telewest special meeting of stockholders, at which the Telewest stockholders will consider and vote on the proposals to (i) approve the charter amendment to reclassify each share of Telewest common stock issued and outstanding immediately prior to the effective time of the reclassification into (x) 0.2875 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and (y) one share of Telewest redeemable common stock, and (ii) authorize the issuance of Telewest new common stock in the merger, and a notice of meeting with respect to the NTL special meeting of stockholders, at which NTL stockholders will consider and vote on the adoption of the merger agreement.

NTL INCORPORATED
909 Third Avenue, Suite 2863
New York, New York 10022

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held on Thursday, March 2, 2006

To NTL Incorporated Stockholders:

        A special meeting of stockholders of NTL Incorporated will be held at 10:00 a.m., local time, on Thursday, March 2, 2006, at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, Midtown Conference Center, 375 Park Avenue, Suite 3708, New York, New York 10152, for the following purposes:

  1.
  To consider and vote upon a proposal to adopt the Amended and Restated Agreement and Plan of Merger, dated as of December 14, 2005, as amended by amendment no. 1 thereto, or the merger agreement, among Telewest Global, Inc., a Delaware corporation, or Telewest, NTL, Neptune Bridge Borrower LLC, a Delaware limited liability company and a wholly owned subsidiary of Telewest, or Merger Sub, and, for certain limited purposes, Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of NTL, pursuant to which, among other things, Merger Sub will merge with and into NTL, with NTL continuing as the surviving corporation, or, alternatively, NTL will merge with and into Merger Sub, with Merger Sub continuing as the surviving corporation, in either case subject to the terms and conditions contained in the merger agreement; and

  2.
  To consider and take action on any other business that may properly be brought before the special meeting or any properly reconvened meeting following an adjournment or postponement of the special meeting.

        The accompanying document describes the merger agreement and the proposed transaction in detail and includes, as Appendix A, the complete text of the merger agreement. We urge you to carefully read these materials for a description of the merger agreement and the merger.

        Only stockholders of record at the close of business on January 12, 2006 are entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. NTL will keep at its principal executive offices in New York, New York, a list of stockholders entitled to vote at the special meeting and make it available for inspection for any purpose relevant to the special meeting during normal business hours for the 10 days before the special meeting.

        Your vote is very important. Your proxy is being solicited by the NTL board of directors. The merger agreement must be adopted by NTL stockholders in order for the merger to be consummated. Your failure to vote will have the same effect as a vote "AGAINST" the adoption of the merger agreement. If you are a stockholder of record, whether or not you expect to attend the special meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the postage paid envelope provided. You may revoke your proxy at any time before it is exercised by delivering a subsequent proxy or by notifying the inspectors of election in writing of such revocation. If you return your proxy and choose to attend the special meeting, you may revoke your proxy by voting in person at the NTL special meeting. If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee when instructing them on how to vote your shares or when changing those instructions.

By Order of the Board of Directors,
Bryan H. Hall Secretary NTL Incorporated

TELEWEST GLOBAL, INC.
1105 North Market Street, Suite 1300
Wilmington, Delaware 19801

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be held on Thursday, March 2, 2006

To Telewest Global, Inc. Stockholders:

        A special meeting of stockholders of Telewest Global, Inc. will be held at 9:00 a.m. local time, on Thursday, March 2, 2006, at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, Midtown Conference Center, 375 Park Avenue, Suite 3708, New York, New York 10152 for the following purposes:

  1.
  To consider and vote upon a proposal to amend and restate the certificate of incorporation of Telewest to reclassify each share of Telewest common stock issued and outstanding immediately prior to the effective time of the reclassification into (i) 0.2875 shares of Telewest common stock existing immediately after the effective time of the reclassification, or Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and (ii) one share of Telewest Class B redeemable common stock;

  2.
  To consider and vote upon a proposal to authorize the issuance of shares of Telewest new common stock in the merger of Neptune Bridge Borrower LLC, a Delaware limited liability company and a wholly owned subsidiary of Telewest, or Merger Sub, with NTL Incorporated, a Delaware corporation, or NTL, as contemplated by the Amended and Restated Agreement and Plan of Merger dated as of December 14, 2005, as amended by amendment no. 1 thereto, among Telewest, NTL, Merger Sub and, for certain limited purposes, Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of NTL; and

  3.
  To consider and take action on any other business that may properly be brought before the special meeting or any properly reconvened meeting following an adjournment or postponement of the special meeting.

        The accompanying document describes the merger agreement and the proposed transaction in detail and includes, as Appendix A, the complete text of the merger agreement. We urge you to carefully read these materials for a description of the merger agreement and the merger.

        Only stockholders of record at the close of business on January 12, 2006 are entitled to notice of and to vote at the special meeting and any adjournment or postponement of the special meeting. Telewest will keep at its principal executive offices in London, England, a list of stockholders entitled to vote at the special meeting and make it available for inspection for any purpose relevant to the special meeting during normal business hours for the 10 days before the special meeting.

        Your vote is very important. Your proxy is being solicited by the Telewest board of directors. Both the charter amendment to reclassify the Telewest common stock and the issuance of shares of Telewest new common stock in the merger must be approved and authorized, respectively, by Telewest stockholders in order for the charter amendment to be filed and the merger to be consummated. Your failure to vote on the proposal to approve the charter amendment will have the same effect as a vote "AGAINST" the proposal. Your failure to vote on the proposal to authorize the issuance of Telewest common stock in the merger will have no effect on the outcome of the vote, except that your failure to vote could result in Telewest failing to meet quorum requirements for the Telewest special meeting. Both proposals must be adopted at the special meeting for the reclassification and the merger to proceed. If you are a stockholder of record, whether or not you expect to attend the special meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the postage paid envelope provided. You may revoke your proxy at any time before it is exercised by delivering a subsequent proxy or by notifying the inspectors of election in writing of such revocation. If you return your proxy and choose to attend the special meeting, you may revoke your proxy by voting in person at the Telewest special meeting. If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee when instructing them on how to vote your shares or when changing those instructions.

By Order of the Board of Directors,
Anthony (Cob) Stenham Chairman of the Board and Director Telewest Global, Inc.

TABLE OF CONTENTS

Questions and Answers
Summary
The Companies
The Special Meetings and Proxy Solicitations
Reclassification
Structure of the Merger
Recommendation of the Telewest Board of Directors
Reasons for the Recommendation of the Telewest Board of Directors
Opinions of Telewest's Financial Advisors to the Telewest Board of Directors
NTL's Recommendation of and Reasons for the Merger
Opinions of NTL's Financial Advisors
Interests of Certain Persons in the Merger
The Merger Agreement
Amendments to the Telewest Certificate of Incorporation
Regulatory Matters Relating to the Merger
Description of Material U.S. Federal Income Tax Consequences of the Transaction
Description of Material U.K. Tax Consequences of the Transaction
IRS Ruling
Appraisal or Dissenters' Rights
Risk Factors
Recent Developments
Selected Consolidated Historical Financial Data of NTL
Selected Consolidated Historical Financial Data of Telewest
Summary Unaudited Pro Forma Combined Condensed Financial Data
Comparative Per Share Financial Data
Comparative Per Share Market Price, Dividend and Recent Closing Price Information
Risk Factors
Factors Relating to the Merger and its Implementation
Factors Relating to the Business of the Combined Company and its Regulation
Factors Relating to the Common Stock of the Combined Company
Information Regarding Forward-Looking Statements
The Companies
NTL
Telewest
Merger Sub
The Merger
Background of the Merger
Recommendation of the Telewest Board of Directors
Reasons for the Recommendation of the Telewest Board of Directors; Factors Considered
Opinions of Telewest's Financial Advisors to the Telewest Board of Directors
NTL's Recommendation of and Reasons for the Merger
Opinions of NTL's Financial Advisors
Valuation of Telewest Cable Business Segment
Conduct of the Business of Telewest and NTL if the Merger Is Not Completed
Amount and Source of Funds and Financing of the Merger
Amendments to the Telewest Certificate of Incorporation
Name Change Merger
Interests of Certain Persons in the Merger

i

Security Ownership of Certain Beneficial Owners and Management
Plans for NTL after the Merger
Regulatory Matters Relating to the Merger
IRS Ruling
Accounting Treatment of the Merger
Federal Securities Law Consequences
Certain Effects of the Merger
The Merger Agreement
Structure of the Merger
Effective Time of the Merger
Certificate of Incorporation; Bylaws
Name Change Merger
Directors and Officers
Transaction Consideration; Treatment of Telewest Stock Options, Stock Appreciation Rights and Restricted Stock
Merger Consideration; Treatment of NTL Stock Options, Restricted Stock, Restricted Stock Units and Warrants
Exchange of Stock Certificates Following the Merger
Fractional Shares
Quotation of Telewest Stock
Representations and Warranties
Covenants
Conditions to the Filing of the Charter Amendment and the Completion of the Merger
Termination of the Merger Agreement
Obligations in Event of Termination
Expenses
Amendments, Extensions and Waivers
Release of Original Merger Sub
Governing Law
Unaudited Pro Forma Combined Condensed Financial Information of NTL and Telewest
Description of Material U.S. Federal Income Tax Consequences of the Transaction
U.S. Federal Income Tax Consequences to NTL Stockholders
U.S. Federal Income Tax Consequences to Telewest Stockholders
Description of Material U.K. Tax Consequences of the Transaction
U.K. Capital Gains Tax Consequences of the Merger for Holders of Telewest Common Stock
U.K. Capital Gains Tax Consequences of the Transaction for Holders of NTL Common Stock
Stamp Duty and Stamp Duty Reserve Tax
The Special Meetings and Proxy Solicitations
Time, Place & Date
Purposes
Quorum
Record Date
Shares Entitled to Vote
Votes You Have
Recommendation of the Board of Directors
Votes Required
Shares Outstanding
Number of Holders
Voting Procedures for Record Holders

Voting Procedures for Shares Held in Street Name
Solicitation of Proxies
Auditors
Householding of Proxy Materials
Comparison of the Rights of Stockholders of NTL and Telewest
Authorized Capital Stock
Voting Rights
Cumulative Voting
Size of Board of Directors
Classes of Directors
Removal of Directors
Vacancies on the Board of Directors
Limitation on Personal Liability of Directors
Indemnification of Officers and Directors
Action by Written Consent
Amendments to Certificate of Incorporation
Amendments to Bylaws
Special Meetings of Stockholders
Certain Corporate Transactions
Blank Check Preferred Stock
Series A Junior Participating Preferred Stock
Class B Redeemable Common Stock
Stockholder Rights Agreement
State Anti-Takeover Statutes
Notice of Stockholder Proposals
Additional Information
Legal Matters
Experts
Stockholder Proposals
Where You Can Find More Information
Appendices
Amended and Restated Agreement and Plan of Merger, as amended by Amendment No. 1 thereto (Composite Conformed Copy)
Form of Second Restated Certificate of Incorporation of Telewest Global, Inc.
Opinion of Deutsche Bank AG
Opinion of Rothschild Inc.
Opinion of Goldman Sachs & Co.
Opinion of Evercore Group, Inc.

(This page has been left blank intentionally.)

QUESTIONS AND ANSWERS

Q:
Why am I receiving this joint proxy statement/prospectus?

A:
NTL Incorporated, or NTL, and Telewest Global, Inc., or Telewest, have agreed to combine their respective businesses by means of a merger pursuant to the terms of a merger agreement that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

In order for us to file the charter amendment and complete the merger, Telewest and NTL stockholders must approve the proposals to be presented at their respective special meetings. Telewest stockholders must approve two proposals: (i) the adoption of a second restated certificate of incorporation of Telewest, or the charter amendment, to effect the reclassification of Telewest common stock, or the reclassification, into (x) 0.2875 shares of Telewest common stock existing immediately after the effective time of the reclassification, or Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and (y) one share of Telewest Class B redeemable common stock, par value $0.01, or Telewest redeemable common stock, and (ii) the issuance of shares of Telewest new common stock in the merger. NTL stockholders must vote to adopt the merger agreement. NTL and Telewest will hold separate special meetings of their respective stockholders to vote on these matters.

This joint proxy statement/prospectus contains important information about the charter amendment, the merger, the merger agreement and the special meetings of the respective stockholders of NTL and Telewest, which you should read carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending your respective company's special meeting. Your vote is very important and we encourage you to deliver your proxy as soon as possible.

Q:
What is the proposed transaction for which I am being asked to vote?

A:
Under the merger agreement, Telewest will file the charter amendment to reclassify each share of Telewest common stock issued and outstanding immediately prior to the effective time of the reclassification into (i) 0.2875 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and (ii) one share of Telewest redeemable common stock. The terms of the Telewest new common stock and Telewest redeemable common stock are identical to those of the Telewest common stock, except that the shares of Telewest redeemable common stock are non-transferable and automatically redeemable at the effective time of the merger for $16.25 in cash without interest for each share of Telewest redeemable common stock. See "Comparison of the Rights of Stockholders of NTL and Telewest—Class B Redeemable Common Stock" beginning on page 186.

Immediately following the effective time of the reclassification, a wholly owned subsidiary of Telewest, Neptune Bridge Borrower LLC, or Merger Sub, will merge with NTL. As a result of the merger, NTL will become a wholly owned subsidiary of Telewest. Immediately after the effective time of the merger, Telewest will change its name to "NTL Incorporated," and Telewest's ticker symbol will be changed to "NTLI," although it will initially trade under the ticker symbol "NTLID."

At the effective time of the merger, each share of Telewest redeemable common stock will be automatically redeemed for $16.25 in cash without interest, or the redemption, and each share of NTL common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 2.5 shares of Telewest new common stock. The consideration of 0.2875 shares of Telewest new common stock and $16.25 in cash without interest for each share of Telewest common stock, together with cash in lieu of fractional shares of

v

  Telewest new common stock, is sometimes referred to in this joint proxy statement/prospectus as the transaction consideration.

NTL stockholders are being asked to adopt the merger agreement at the NTL special meeting. The approval of this proposal by NTL stockholders is a condition to the filing of the charter amendment and the merger. See "The Merger Agreement—Conditions to the Filing of the Charter Amendment and the Completion of the Merger" beginning on page 150.

Telewest stockholders are being asked at the Telewest special meeting to (i) approve the charter amendment and (ii) authorize the issuance of Telewest new common stock in the merger. The approval of both of these proposals by Telewest stockholders is a condition to the filing of the charter amendment and the merger. If one of these proposals is approved and the other is not, the transaction will not proceed. See "The Merger Agreement—Conditions to the Filing of the Charter Amendment and the Completion of the Merger" beginning on page 150.

Q:
The transaction was originally structured so that NTL was the parent company after the merger. Why has this changed?

A:
Under the terms of the Agreement and Plan of Merger dated as of October 2, 2005, or the original merger agreement, NTL could elect, in its absolute discretion, to effect the merger and other transactions contemplated by the original merger agreement by causing NTL to be merged with a wholly owned subsidiary of Telewest, so long as the change did not adversely affect, except in immaterial respects, the Telewest stockholders. NTL exercised this right to elect on December 14, 2005, and the merger agreement was entered into on December 14, 2005.

As a result of the amendment:

•
the underlying economic terms of the transaction are not changed. Telewest stockholders will continue to receive $16.25 in cash for each share of Telewest common stock owned by them on the merger date and Telewest stockholders will own the same percentage, approximately 25%, of the enlarged combined company, with the same ability to participate in the upside of the combined company, as they would have had under the orginal structure. NTL stockholders will own approximately 75% of the enlarged combined company's common stock;

•
NTL has amended its financing commitments to provide for a fully committed financing for the revised structure on the same terms and conditions as the previous financing commitments;

•
the proposed board of directors and the management of the combined company will remain the same as announced previously with the addition of Stephen Burch; after the merger the existing Telewest board will be replaced by the board of NTL plus two directors of Telewest; and

•
NTL and Telewest believe that the revised transaction structure will not trigger change of control provisions under the UKTV joint venture arrangements between Telewest and BBC Worldwide Limited, or BBC Worldwide.

Q:
What is the position of the NTL and Telewest boards of directors regarding the proposed merger?

A:
Both boards of directors have approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and have determined that the transactions contemplated by the merger agreement are fair to, and in the best interests of, their respective stockholders.

The NTL board of directors recommends that NTL stockholders vote "FOR" the proposal to adopt the merger agreement at the NTL special meeting. See "The Merger—NTL's Recommendation of and Reasons for the Merger" beginning on page 86.

The Telewest board of directors recommends that Telewest stockholders vote "FOR" the proposals to (i) approve the charter amendment and (ii) authorize the issuance of Telewest new common stock in the merger at the Telewest special meeting. See "The Merger—Recommendation of the Telewest Board of Directors" and "—Reasons for the Recommendation of the Telewest Board of Directors; Factors Considered" beginning on page 56.

Q:
What will happen to the Telewest common stock in connection with the merger?

A:
If the merger goes forward, each share of Telewest common stock will be reclassified immediately prior to the merger into (i) 0.2875 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and (ii) one share of Telewest redeemable common stock.

At the effective time of the merger, which will occur immediately after the effectiveness of the charter amendment, each share of Telewest redeemable common stock will be automatically redeemed for $16.25 in cash without interest.

As a result of the merger, the current stockholders of Telewest will own approximately 25% of the equity of the combined company on a fully diluted basis based on currently outstanding shares, options and warrants.

Q:
How are Telewest stock options and Telewest stock appreciation rights treated in the merger?

A:
At the effective time of the merger, each outstanding option to purchase shares of Telewest common stock and each outstanding Telewest stock appreciation right (whether vested or unvested) will be automatically converted on the same terms and conditions (including as to exercisability and vesting, taking into account any acceleration resulting from the merger) into a stock option to acquire, or a stock appreciation right with respect to, the number of shares of Telewest new common stock equal to:

(A)
the number of shares of Telewest common stock subject to such stock option or stock appreciation right, as applicable, multiplied by

(B)
(i) the sum of (x) $16.25 plus (y) (1) 0.2875 multiplied by (2)(aa) the closing price of a share of NTL common stock as quoted on NASDAQ on the trading day immediately preceding the closing date of the merger, as reported in the New York City edition of The Wall Street Journal, divided by (bb) 2.5, or the NTL Adjusted Per Share Closing Price, divided by (ii) the NTL Adjusted Per Share Closing Price, at a price per share of Telewest new common stock equal to (A) the aggregate exercise price or base price for such stock option or stock appreciation right, as applicable, divided by (B) the number of shares of Telewest new common stock to which such stock option or stock appreciation right, as converted as described above, is subject (in all cases, subject to rounding). See "The Merger Agreement—Transaction Consideration; Treatment of Telewest Stock Options, Stock Appreciation Rights and Restricted Stock" beginning on page 135.

Q:
How is Telewest restricted stock treated in the merger?

A:
As a result of the charter amendment and the merger, Telewest restricted stock will be converted into the right to receive the transaction consideration on the same terms applicable to all shares of Telewest common stock. See "The Merger Agreement—Transaction Consideration; Treatment of Telewest Stock Options, Stock Appreciation Rights and Restricted Stock" beginning on page 135.

Q:
What will holders of NTL common stock receive as a result of the merger?

A:
At the effective time of the merger, each share of NTL common stock will be converted into the right to receive 2.5 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock. As a result of the merger, the stockholders of NTL will own in aggregate approximately 75% of the equity of the combined company on a fully diluted basis based on currently outstanding shares, options and warrants.

Q:
How are NTL stock options treated in the merger?

A:
At the effective time of the merger, each outstanding option to purchase shares of NTL common stock (whether vested or unvested) will be automatically converted on the same terms and conditions (including as to exercisability and vesting) into a stock option to acquire the number of shares of Telewest new common stock equal to (A) the number of shares of NTL common stock subject to such stock option, multiplied by (B) 2.5, at a price per share of Telewest new common stock equal to (1) the aggregate exercise price for such stock option divided by (2) the number of shares of Telewest new common stock to which such stock option is subject (in all cases, subject to rounding). See "The Merger Agreement—Merger Consideration; Treatment of NTL Stock Options, Restricted Stock, Restricted Stock Units and Warrants" beginning on page 136.

Q:
How are NTL restricted stock and restricted stock unit awards treated in the merger?

A:
At the effective time of the merger, each award of NTL restricted stock and restricted stock units will be automatically converted into an equivalent award based upon shares of new Telewest common stock on the same terms and conditions as immediately prior to the effective time of the merger. The number of shares of Telewest new common stock subject to such converted restricted stock award or restricted stock unit award, as applicable, will be equal to the number of shares subject to the NTL restricted stock award or restricted stock unit award, as applicable, multiplied by 2.5 (in all cases, subject to rounding). See "The Merger Agreement—Merger Consideration; Treatment of NTL Stock Options, Restricted Stock, Restricted Stock Units and Warrants" beginning on page 136.

Q:
How are NTL warrants treated in the merger?

A:
Each NTL warrant will become automatically exercisable for shares of Telewest new common stock. Concurrently with the effective time of the merger, Telewest and NTL will enter into a supplemental warrant agreement with the warrant agent providing for certain adjustments to the NTL warrants as specified in, and as required by, the Series A Warrant Agreement dated as of January 10, 2003 between NTL and Continental Stock Transfer and Trust Company, as warrant agent, or the warrant agreement. Specifically, each NTL warrant will become exercisable for 2.5 shares of Telewest new common stock at an exercise price of $123.95 per share.

Q:
Is the merger expected to be taxable to holders of NTL common stock?

A:
U.S. Holders

No, except that holders of NTL common stock will recognize gain or loss on the receipt of cash in lieu of fractional shares of Telewest new common stock. See "Description of Material U.S. Federal Income Tax Consequences of the Transaction—U.S. Federal Income Tax Consequences to NTL Stockholders" beginning on page 168 for a more complete discussion of the federal income tax consequences of the transaction.

U.K. Holders

The proper tax treatment of the receipt of Telewest new common stock as consideration for the disposal of NTL common stock is not clear, as the transaction does not fall squarely within the U.K. tax "roll over" relieving provisions for share exchanges or schemes of reconstruction. See the "Description of Material U.K. Tax Consequences of the Transaction" beginning on page 171 for a more complete discussion of the U.K. tax consequences of the transaction.

Q:
Are the reclassification of Telewest common stock and redemption of the Telewest redeemable common stock expected to be taxable to holders of Telewest common stock?

A:
U.S. Holders

A holder of Telewest common stock should generally be required to recognize gain or loss, measured by the difference between the amount of cash received in the redemption of the Telewest redeemable common stock and 88.5% of the holder's tax basis in its shares of Telewest common stock. In the case of cash received in lieu of a fractional share of Telewest new common stock, a holder of Telewest common stock will also be required to recognize gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder's shares of Telewest common stock allocable to the fractional share of Telewest new common stock. Any gain or loss recognized as described above generally will be a capital gain or loss if the relevant Telewest share is held as a capital asset. Tax matters can be complicated and the tax consequences of the transaction to you will depend on your particular tax situation. In addition, the U.S. Internal Revenue Service could contend, and a court might agree, that the reclassification and redemption should be characterized in a manner different than that described above. See "Description of Material U.S. Federal Income Tax Consequences of the Transaction—U.S Federal Income Tax Consequences to Telewest Stockholders" beginning on page 169 for a more complete discussion of the U.S. federal income tax consequences of the transaction. You should also consult your tax advisor on the U.S. tax consequences of the transaction to you.

U.K. Holders

It is expected (but not beyond doubt) that holders of Telewest common stock who are resident or ordinarily resident in the U.K. for tax purposes will be treated as making a part disposal of their Telewest common stock to the extent that they receive cash in lieu of fractional shares of Telewest new common stock, and will be treated as making a disposal of their Telewest redeemable common stock when that stock is redeemed. This may result in a liability to U.K. taxation on chargeable gains, depending on each stockholder's individual circumstances. See "Description of Material U.K. Tax Consequences of the Transaction" beginning on page 171. Tax matters can be complicated and the tax consequences of the transaction to you will depend on your particular tax situation. You should also consult your tax advisor on the U.K. tax consequences of the transaction to you.

Q:
When do you expect the merger to be completed?

A:
NTL and Telewest are working to complete the merger in March 2006 and as soon as reasonably practicable after each of their special meetings, assuming the proposals presented at the special meetings are approved. However, as the merger remains subject to certain conditions that have not yet been satisfied, it is possible that factors outside the control of both companies could result in the merger being completed at a later time, which could be a substantial time after the respective NTL and Telewest special meetings.

Q:
What do I need to do now?

A:
Read and consider the information contained in this joint proxy statement/prospectus carefully, and then please vote your shares as soon as possible so that your shares may be represented at your special meeting.

If you are a stockholder of both NTL and Telewest, please note you will receive two separate proxy cards. A vote as an NTL stockholder for the proposal to adopt the merger agreement will not constitute a vote as a Telewest stockholder for the proposals to (i) approve the charter amendment and (ii) authorize the issuance of Telewest new common stock in the merger, and vice versa. Therefore, please sign, date and return both proxy cards that you receive, whether from NTL or Telewest.

Q:
Who is entitled to vote?

A:
NTL and Telewest stockholders of record as of 5:00 p.m. Eastern Standard Time on January 12, 2006 are entitled to receive notice of and to vote at their respective company's special meeting.

Q:
How do I vote?

A:
If you are a stockholder of record, you may vote your shares at your special meeting in one of the following ways:

•
by mailing your completed and signed proxy card in the enclosed return envelope, or

•
by attending your special meeting and voting in person.

If you hold your shares through a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee when instructing them on how to vote your shares.

Q:
Why is my vote important?

A:
Your vote is very important and we encourage you to vote as soon as possible.

If you are an NTL stockholder of record and you submit a signed proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted "FOR" the adoption of the merger agreement. If you are an NTL stockholder of record and you do not submit a proxy or vote in person at the NTL special meeting, the effect will be the same as if you voted "AGAINST" the adoption of the merger agreement. Similarly, if your shares are held in "street name" and you do not instruct your bank, broker or other nominee how to vote your shares, your bank, broker or other nominee will not vote your shares, such failure to vote being referred to as a "broker non-vote," which will have the same effect as voting your shares "AGAINST" the adoption of the merger agreement. You should follow the directions provided by your bank, broker or other nominee regarding how to instruct your bank, broker or other nominee to vote your shares in order to ensure that your shares will be voted at the NTL special meeting.

If you are a Telewest stockholder of record and you submit a signed proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted "FOR" (i) the approval of the charter amendment and (ii) the authorization of the issuance of Telewest new common stock in the merger.

If you are a Telewest stockholder of record and you do not submit a proxy or vote in person at the Telewest special meeting on the charter amendment, the effect will be the same as if you voted "AGAINST" the proposal. Similarly, if your shares are held in street name and you do not instruct your bank, broker or other nominee how to vote your shares, your bank, broker or other nominee will not vote your shares, such failure to vote being referred to as a "broker non-vote," which will have the same effect as voting your shares "AGAINST" the charter amendment.

If you are a Telewest stockholder of record and you do not submit a proxy or vote in person at the Telewest special meeting on the authorization of the issuance of Telewest new common stock in the merger, there will be no effect on the outcome on the vote to authorize the issuance of Telewest new common stock in the merger, except that your failure to vote may make it more difficult for Telewest to obtain the necessary quorum to hold its special meeting. If your shares are held in street name and you do not instruct your bank, broker or other nominee how to vote your shares, it will result in a broker non-vote. Broker non-votes will be counted toward a quorum at the respective special meeting. You should follow the directions provided by your bank, broker or other nominee regarding how to instruct your bank, broker or other nominee to vote your shares in order to ensure that your shares will be voted at the Telewest special meeting.

x

Q:
What vote is needed by NTL stockholders at the NTL special meeting to adopt the merger agreement?

A:
The adoption of the merger agreement requires the approval of a majority of the outstanding shares of NTL common stock. If an NTL stockholder does not vote, it will have the same effect as a vote "AGAINST" the adoption of the merger agreement. See "The Special Meetings and Proxy Solicitations—NTL Special Meeting" beginning on page 174.

Q:
What vote is needed by Telewest stockholders at the Telewest special meeting to (i) approve the charter amendment and (ii) authorize the issuance of Telewest new common stock in the merger?

A:
The charter amendment requires the approval of a majority of the outstanding shares of Telewest common stock. If a Telewest stockholder does not vote on this proposal, it will have the same effect as a vote "AGAINST" the approval of the charter amendment.

The authorization of the issuance of Telewest new common stock in the merger requires the affirmative vote of at least a majority of the votes cast on the proposal by the holders of outstanding shares of Telewest common stock at the special meeting (either in person or by proxy). If a Telewest stockholder does not vote on this proposal, there will be no effect on the outcome of the vote for the authorization of the issuance of Telewest new common stock in the merger. However, the failure of an Telewest stockholder to vote could result in Telewest failing to meet the quorum requirements for its special meeting.

Both proposals must be approved at the Telewest special meeting for the filing of the charter amendment and the merger to proceed. If one of these proposals is approved and the other is not, the transaction will not proceed. See "The Special Meetings and Proxy Solicitations—Telewest Special Meeting" beginning on page 174.

Q:
If my shares are held in street name by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:
Only if you provide your bank, broker or other nominee with instructions on how to vote your shares. If you do not provide your bank, broker or other nominee with such instructions, your bank, broker or other nominee will not be permitted to vote your street name shares, in the case of NTL stockholders, on the adoption of the merger agreement by NTL stockholders, or, in the case of Telewest stockholders, on the approval of the charter amendment or the authorization of the issuance of Telewest new common stock in the merger. You should therefore be sure to provide your bank, broker or other nominee with instructions on how to vote your shares in accordance with the instructions provided by your bank, broker or other nominee.

Q:
Can I change my vote after I have mailed my proxy card?

A:
Yes. You can change your vote at any time before your proxy is voted at your company's special meeting. If you are a stockholder of record, you can do this in one of three ways:

•
timely deliver a valid later-dated proxy by mail;

•
provide written notice to your company's inspector of election before the meeting that you have revoked your proxy; or

•
vote by ballot at the NTL special meeting or the Telewest special meeting, as applicable.

If you hold your shares through a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to change your instructions on how to vote your shares.

Q:
Am I entitled to exercise any dissenters' or appraisal rights in connection with the merger?

A:
No. Neither NTL nor Telewest stockholders have appraisal or dissenters' rights in connection with the merger.

Q:
Should NTL stockholders send in their stock certificates now?

A:
No. NTL stockholders should keep their existing stock certificates at this time.

Following the effective time of the merger, NTL stockholders will receive a letter of transmittal and instructions on how to obtain the shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, to which they are entitled in exchange for their NTL common stock.

NTL stockholders must return the completed letter of transmittal and their NTL stock certificates (if applicable) as described in the instructions accompanying that letter of transmittal. If NTL stockholders hold their shares through brokerage accounts, their brokers will handle the surrender of stock certificates to the exchange agent.

NTL stockholders will receive the shares of Telewest new common stock by book-entry transfer.

Q:
Should Telewest stockholders send in their stock certificates now?

No. Telewest stockholders should keep their existing stock certificates at this time.

Following the effective time of the merger, Telewest stockholders will receive a letter of transmittal and instructions for exchanging their stock certificates for the 0.2875 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and $16.25 in cash without interest for each share of Telewest common stock formerly represented by such certificates.

Telewest stockholders must return the completed letter of transmittal and their Telewest stock certificates (if applicable) as described in the instructions accompanying that letter of transmittal. If Telewest stockholders hold their shares through a brokerage account, their brokers will handle the surrender of stock certificates to the exchange agent. Telewest stockholders will receive the shares of Telewest new common stock by book-entry transfer.

Q:
Where do the shares of NTL and Telewest trade?

A:
Shares of NTL common stock are quoted on The NASDAQ National Market, or NASDAQ, under the symbol "NTLI," and shares of Telewest common stock are quoted on NASDAQ under the symbol "TLWT." Following the effective time of the merger, shares of NTL common stock will be delisted from NASDAQ and Telewest will change its name to "NTL Incorporated." The combined company's ticker symbol, which will be the symbol for the new common stock issued in the merger, will be changed to "NTLI," although it will initially trade under the ticker symbol "NTLID."

Q:
Who can help answer my questions?

A:
If you have more questions about the charter amendment or merger, or if you need assistance in submitting your proxy or voting your shares or need additional copies of the proxy statement or the enclosed proxy, you should contact D.F. King & Co., Inc., or D.F. King, the proxy solicitation agent for Telewest and NTL, at toll free +1 (800) 290-6431 or +1 (212) 269-5550 (collect). If your broker holds your shares, you should call your broker for additional information.

SUMMARY

        The following is a summary of the information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. You may obtain the information about NTL and Telewest that we incorporate by reference into this joint proxy statement/prospectus free of charge by following the instructions in the sections entitled "Reference to Additional Information" and "Additional Information—Where You Can Find More Information." In order to fully understand the proposed transaction, you should carefully read this joint proxy statement/prospectus in its entirety, as well as the Appendices.

The Companies (see page 46)

NTL Incorporated
909 Third Avenue, Suite 2863
New York, New York 10022
United States
Telephone: +1 (212) 906 8440

        NTL is one of the leading communications and content distribution companies in the U.K., providing internet access, telephone and television services to over 3.3 million residential customers, including 1.6 million broadband customers. NTL also provides internet and telephone services to its residential customers who are not connected to its cable network via access to other companies' telecommunications networks and via an internet service provider operated by its subsidiary, Virgin Net Limited. NTL offers what it refers to as a "triple play" bundle of internet, telephone and television services through competitively priced bundled packages. NTL also provides a range of voice services to businesses and public sector organizations, as well as a variety of data communications solutions from high speed internet access to fully managed business communications networks and communication transport services.

        NTL's services are delivered through its wholly owned local access communications network passing approximately 7.9 million homes in the U.K. The design and capability of NTL's network provides it with the ability to offer the "triple play" to residential customers and a broad portfolio of reliable, competitive communications solutions to business customers.

        NTL was incorporated in 1993 as a Delaware corporation. NTL's principal executive offices are located at 909 Third Avenue, Suite 2863, New York, New York 10022, United States, and its telephone number is (212) 906-8440. NTL's U.K. headquarters are located outside of London, England in Hook, Hampshire, United Kingdom. NTL's website is www.ntl.com. All of NTL's periodic reports are available free of charge on its website. Information included on NTL's website is not incorporated by reference in this joint proxy statement/prospectus.

Telewest Global, Inc.
c/o 160 Great Portland Street
London, W1W 5QA
United Kingdom
Telephone: +44 (0) 20 7299 5000

        Telewest is a leading broadband communications and media group in the U.K., providing:

  •
  television, telephone and internet access services to residential customers in the U.K.;

  •
  voice, data and managed solutions services for businesses in the U.K.;

  •
  basic television channels and related services to the U.K. multi-channel broadcasting market; and

  •
  a wide variety of consumer products by means of auction-based televised shopping programs.

        Telewest's television and communications services are delivered through its wholly owned broadband, local access communications network, passing approximately 4.7 million homes in the U.K. Telewest's networks consist of local distribution networks, a "national network" and an internet protocol, or IP, services platform and provide high-speed interconnection and two-way interactivity with directly connected residential and business customers. Like NTL, Telewest offers the "triple play" of internet, telephone and television services to its residential customers.

        Telewest's television channels, auction-based shopping programs and related services are provided through its wholly owned subsidiaries, Flextech Limited, or Flextech, and sit-up Limited, or sit-up. Flextech has ten genre-based entertainment channels, four of which are multi-phased versions of its other channels, and owns a 50% interest in the companies that comprise the UKTV Group, a series of joint ventures with BBC Worldwide Limited, or BBC Worldwide. Together Flextech and the UKTV Group are the largest supplier of basic channels to the U.K. pay-television market. sit-up provides a wide-variety of consumer products through three interactive auction-based television channels: price drop TV, bid tv and speed auction tv.

        Telewest was incorporated in the State of Delaware on November 12, 2003, as a wholly owned subsidiary of its predecessor company, Telewest Communications plc, or Telewest Communications. On July 13, 2004, in connection with the financial restructuring of Telewest Communications, Telewest entered into an agreement to acquire substantially all of the assets of Telewest Communications and on July 15, 2004, Telewest became the ultimate holding company of the operating companies which were formerly subsidiaries of Telewest Communications.

        Telewest reports its operations as three separate business segments for accounting purposes: (1) the cable segment, (2) the content segment and (3) the sit-up segment. The cable segment includes those Telewest operations relating to the provision of television, telephone and internet access services to residential customers in the U.K. and voice, data and managed solutions services for businesses in the U.K.; the content segment includes those Telewest operations relating to the provision of basic television channels and related services to the U.K. multi-channel broadcasting market, excluding the operations of sit-up; and the sit-up segment includes the operations of sit-up. Telewest accounts for the UKTV Group pursuant to the equity method by recording its share of the UKTV Group's net income as a share of net income from affiliates. As a result, the UKTV Group results of operations are not reflected in the results of operations of any Telewest's business segments. Unless otherwise indicated, any references to Telewest's cable, content and sit-up segments in this joint proxy statement/prospectus have the same meaning as they do for accounting purposes. Telewest's principal executive offices are located at 160 Great Portland Street, London, W1W 5QA, United Kingdom, and its telephone number is +44 (0) 20 7299 5000. Telewest's website in www.telewest.co.uk. All of Telewest's periodic reports are available free of charge on its website. Information included on Telewest's website is not incorporated by reference in this joint proxy statement/prospectus.

Neptune Bridge Borrower LLC
c/o National Registered Agents, Inc.
160 Greentree Drive, Suite 101
Dover, Delaware 19904
United States
Telephone: +1 (212) 906 8440

        Merger Sub, a wholly owned subsidiary of Telewest, is a Delaware limited liability company, which was formed on December 8, 2005 for the purpose of effecting the merger.

        Upon completion of the merger, Merger Sub will be merged with and into NTL and the separate existence of Merger Sub will cease. NTL will be the surviving corporation. However, at any time prior to the filing of the charter amendment, NTL may elect to effect the merger as a merger of NTL with

Merger Sub, with Merger Sub as the surviving entity in the merger (so long as such election does not delay the merger or adversely effect the financing or the Telewest stockholders or directors).

        Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the merger.

The Special Meetings and Proxy Solicitations (see page 174)

NTL Special Meeting

        Where and When.    The NTL special meeting will take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, Midtown Conference Center, 375 Park Avenue, Suite 3708, New York, New York 10152, on Thursday, March 2, 2006 at 10:00 a.m. local time.

        Who May Vote.    You may vote at the NTL special meeting if you were the record holder of NTL common stock as of 5:00 p.m., Eastern Standard Time, on January 12, 2006, the record date for the NTL special meeting. As of the record date, an aggregate of 85,191,237 shares of NTL common stock were outstanding and will be entitled to vote at the NTL special meeting. You may cast one vote for each share of NTL common stock that you owned on the record date of the NTL special meeting.

        What Vote Is Needed.    The adoption of the merger agreement requires the approval of a majority of the shares of NTL common stock outstanding as of the record date of the NTL special meeting (either in person or by proxy). As of the close of business on the record date for the NTL special meeting, NTL directors, executive officers and their affiliates were entitled to vote approximately 8.6% of the then-outstanding shares of NTL common stock.

Telewest Special Meeting

        Where and When.    The Telewest special meeting will take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, Midtown Conference Center, 375 Park Avenue, Suite 3708, New York, New York 10152, on Thursday, March 2, 2006 at 9:00 a.m. local time.

        Who May Vote.    You may vote at the Telewest special meeting if you were the record holder of Telewest common stock as of 5:00 p.m., Eastern Standard Time, on January 12, 2006, the record date for the Telewest special meeting. As of the record date, an aggregate of 246,011,739 shares of Telewest common stock were outstanding and will be entitled to vote at the Telewest special meeting. You may cast one vote for each share of Telewest common stock that you owned on the record date of the Telewest special meeting.

        What Vote Is Needed.    The approval of the charter amendment requires the approval of a majority of the shares of Telewest common stock outstanding as of the record date of the Telewest special meeting. The authorization of the issuance of Telewest new common stock in the merger requires the affirmative vote of at least a majority of the votes cast on the proposal by the holders of outstanding shares of Telewest common stock at the special meeting. As of the close of business on the record date for the Telewest special meeting, Telewest directors, executive officers and their affiliates were entitled to vote less than 1% of the then-outstanding shares of Telewest common stock. Mr. Michael J. McGuiness and Mr. William J. Connors are employees of W.R. Huff Asset Management Co., L.L.C., or Huff Asset Management, which is a significant stockholder of Telewest. See "Security Ownership of Certain Beneficial Owners and Management—Telewest" beginning on page 126.

Reclassification (see page 133)

        Under the merger agreement, Telewest will file the charter amendment, which will take effect immediately prior to the merger, to reclassify each share of Telewest common stock issued and outstanding immediately prior to the effective time of the reclassification into (i) 0.2875 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and (ii) one share of Telewest redeemable common stock. The terms of the Telewest new common stock and Telewest redeemable common stock are identical to those of the Telewest common stock, except that the shares of Telewest redeemable common stock are non-transferable and automatically redeemable at the effective time of the merger for $16.25 in cash without interest for each share of Telewest redeemable common stock.

Structure of the Merger (see page 133)

        Under the merger agreement, Merger Sub will merge with and into NTL, with NTL continuing as the surviving corporation. As a result of the merger, NTL will become a wholly owned subsidiary of Telewest. Immediately after the effective time of the merger, Telewest will change its name to "NTL Incorporated."

        At any time prior to the effective time of the merger, NTL may elect to effect the merger as a merger of NTL with Merger Sub, with Merger Sub as the surviving entity in the merger (so long as such election does not delay the merger or adversely affect the financing or the Telewest stockholders or directors).

Recommendation of the Telewest Board of Directors (see page 56)

        The Telewest board of directors recommends a vote "FOR" the proposals to (i) approve the charter amendment and (ii) authorize the issuance of Telewest new common stock in the merger.

Reasons for the Recommendation of the Telewest Board of Directors (see page 56)

        At a meeting held on December 12, 2005, the Telewest board of directors, other than Messrs. McGuiness and Connors (who recused themselves due to their affiliation with Huff Asset Management, a significant stockholder of each of NTL and Telewest, whose interests in the merger may be different from those of unaffiliated stockholders generally and are described in more detail in this joint proxy statement/prospectus):

  •
  determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of Telewest's stockholders (other than any affiliates of NTL);

  •
  approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement;

  •
  determined that the charter amendment to effect the reclassification was advisable and in the best interests of the Telewest stockholders (other than any affiliates of NTL) and directed that a special meeting be called at which the charter amendment would be considered by Telewest stockholders;

  •
  authorized the issuance, subject to stockholder approval at the Telewest special meeting, of shares of Telewest new common stock in the merger; and

  •
  recommended that Telewest stockholders (other than any affiliates of NTL) (i) approve the charter amendment and (ii) authorize the issuance of shares of Telewest new common stock in the merger.

Opinions of Telewest's Financial Advisors to the Telewest Board of Directors (see page 60)

Opinion of Deutsche Bank AG

        On December 14, 2005, Deutsche Bank AG, or Deutsche Bank, delivered a written opinion to the Telewest board of directors, dated as of such date, to the effect that as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, that the 0.2875 shares of Telewest new common stock and $16.25 in cash without interest to be received by holders of Telewest common stock pursuant to the charter amendment and the merger was fair, from a financial point of view to such holders, other than affiliates of NTL, if any. For more information regarding the opinion of Deutsche Bank, see "The Merger—Opinions of Telewest's Financial Advisors to the Telewest Board of Directors—Opinion of Deutsche Bank" beginning on page 60. We encourage Telewest stockholders to read this opinion carefully and in its entirety. Deutsche Bank's opinion was provided for the information of the Telewest board of directors in connection with its evaluation of the merger, is limited to the fairness, from a financial point of view and as of the date thereof, to the holders of Telewest common stock, other than affiliates of NTL, if any, of the consideration pursuant to the charter amendment and the merger of $16.25 in cash without interest and 0.2875 shares of Telewest new common stock to be received in respect of each share of Telewest common stock, and does not address any other aspect of the merger or any related transaction. Deutsche Bank's opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the charter amendment, the merger or any related transaction. Deutsche Bank's opinion does not address the merits of the underlying decision by Telewest to proceed with or engage in the charter amendment, the merger and related transactions or any aspect of the merger, other than the consideration of $16.25 in cash without interest and 0.2875 shares of Telewest new common stock in respect of each share of Telewest common stock to be received by the holders of Telewest common stock, nor does it address any other transaction that Telewest has considered or may consider, the consideration the Telewest stockholders may have received in an alternative transaction, or the relative merits of the charter amendment and the merger as compared to any alternative transaction or business strategy that may be available to Telewest.

Opinion of Rothschild Inc.

        On December 14, 2005, Rothschild Inc., or Rothschild, delivered a written opinion to the Telewest board of directors, dated as of such date, to the effect that as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Rothschild, that the consideration of $16.25 in cash without interest and 0.2875 of a share of Telewest new common stock to be received by holders of Telewest common stock in respect of each share of Telewest common stock pursuant to the charter amendment and the merger was fair, from a financial point of view, to such holders, other than affiliates of NTL, if any. For more information regarding the opinion of Rothschild, see "The Merger—Opinions of Telewest's Financial Advisors to the Telewest Board of Directors—Opinion of Rothschild Inc." beginning on page 71. We encourage Telewest stockholders to read this opinion carefully and in its entirety. Rothschild's opinion was provided for the information of the Telewest board of directors in connection with its evaluation of the charter amendment and the merger, is limited to the fairness, from a financial point of view and as of the date thereof, to the holders of Telewest common stock, other than affiliates of NTL, if any, of the consideration pursuant to the charter amendment and the merger of $16.25 in cash without interest and 0.2875 of a share of Telewest new common stock to be received by such holders in respect of each share of Telewest common stock, and does not address any other aspect of the charter amendment, the merger or any related transaction. Rothschild's opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the charter amendment, the merger or any related transaction. Rothschild's opinion does not address, and Rothschild expressed no view as to, the merits of the underlying decision by Telewest to proceed with or engage in the charter amendment, the merger and related transactions or any aspect of these transactions (including without limitation the structure thereof), other than the consideration of $16.25 in cash without interest and 0.2875 of a share of Telewest new common stock to be received by the holders of Telewest common stock in respect of each share of Telewest common stock, nor does it address any other transaction that Telewest has considered or may consider. Rothschild expressed no opinion as to the consideration Telewest stockholders may have received in an alternative transaction, or on the relative merits of the charter amendment and the merger as compared to any alternative transaction or business strategy that may be available to Telewest. In addition, Rothschild was not asked to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Telewest, other than holders of Telewest common stock.

NTL's Recommendation of and Reasons for the Merger (see page 86)

        The NTL board of directors, other than Messrs. Edwin Banks, William R. Huff and David Elstein (who recused themselves), has determined that the merger agreement and the transactions contemplated by the merger agreement are in the best interests of the NTL stockholders (other than affiliates of Telewest, if any) and has approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement. The NTL board of directors recommends that NTL stockholders vote "FOR" the proposal to adopt the merger agreement. Messrs. Banks and Huff recused themselves from all determinations and approvals of the NTL board of directors relating to the merger and the merger agreement due to their affiliation with Huff Asset Management and Mr. Elstein recused himself from all determinations and approvals of the NTL board of directors relating to the merger and the merger agreement due to his affiliation with Sparrowhawk Limited, a potential bidder or stategic partner for the content business of Telewest.

Opinions of NTL's Financial Advisors (see page 89)

Opinion of Goldman, Sachs & Co.

        On December 14, 2005, the NTL board of directors received the written opinion of Goldman, Sachs & Co., or Goldman Sachs, to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, the conversion of each share of NTL common stock into the right to receive 2.5 shares of Telewest new common stock pursuant to the merger agreement was fair from a financial point of view to the holders (other than affiliates of Telewest, if any) of shares of NTL common stock. For more information regarding the opinion of Goldman Sachs, see "The Merger—Opinions of NTL's Financial Advisors—Opinion of Goldman Sachs" beginning on page 89.

Opinion of Evercore Group, Inc.

        On December 14, 2005, the NTL board of directors received the written opinion of Evercore Group, Inc., or Evercore, to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review in connection with the opinion, the merger consideration of 2.5 shares of Telewest new common stock to be received for each share of NTL common stock was fair from a financial point of view, to holders of shares of NTL common stock (other than affiliates of Telewest, if any). For more information regarding the opinion of Evercore, see "The Merger—Opinions of NTL's Financial Advisors—Fairness Opinion of Evercore" beginning on page 102.

Interests of Certain Persons in the Merger (see page 116)

        In considering the recommendations of Telewest's and NTL's respective boards of directors, you should be aware that certain directors and officers of Telewest and NTL, as well as certain stockholders of Telewest and/or NTL, may have interests in the merger that may be different from, or in addition to, your interests as a stockholder generally and may create potential conflicts of interest. The boards of directors of each of NTL and Telewest were aware of these interests and considered them when they approved and adopted the merger agreement and the merger.

Directors and Executive Officers

        The interests of the directors and executive officers include, among others:

  •
  the appointment of certain individuals to positions with Telewest following the merger, subject to NTL and the individual agreeing on mutually satisfactory employment terms, as well as the appointment of each member of the board of directors of NTL as members of the Telewest board of directors following the merger;

  •
  the resignation of each member of the Telewest board of directors other than Mr. Anthony (Cob) Stenham and one additional member of the Telewest board of directors selected by NTL with the approval of the Telewest board of directors (not to be unreasonably withheld or delayed);

  •
  the acceleration of the vesting of certain Telewest equity awards in connection with the completion of the merger or upon certain terminations of employment following the merger;

  •
  certain payments to Telewest executive officers at the effective time of the merger under the Telewest Long-Term Incentive Plan; and

  •
  Telewest's agreement that, following the effective time of the merger, it will indemnify each of the directors and officers of Telewest and NTL with respect to claims arising from acts or omissions of such persons prior to the effective time of the merger, and its agreement, following the effective time of the merger, to provide directors' and officers' liability insurance for Telewest's directors and officers, or alternatively to provide a "tail" insurance policy, on no less favorable terms with respect to amount and coverage as the Telewest policy in effect on the date the original merger agreement was entered into by the parties, subject to certain limitations.

        For additional information regarding the interests of the executive officers and directors of Telewest and NTL, see "The Merger—Interests of Certain Persons in the Merger" beginning on page 116.

Certain Stockholders

        Certain persons or entities are significant stockholders of both NTL and Telewest. According to and as of the date of their most recent filings with the SEC, FMR Corp. beneficially owned approximately 5.8% and 8.0%, Franklin Mutual Advisers beneficially owned approximately 7.8% and 7.8%, and Mr. William R. Huff beneficially owned approximately 8.6% and 13.2% of the outstanding common stock of NTL and Telewest, respectively. As a result of these interests, these stockholders of NTL and Telewest may each have different interests in the merger than those of other NTL and Telewest stockholders.

        Huff Asset Management, and certain other limited partnerships and limited liability companies affiliated with Huff Asset Management, collectively, the Huff Entities, serve as investment manager for certain separately managed accounts and other entities, the Huff Clients, which own shares of NTL common stock and Telewest common stock. Mr. Huff possesses sole power to vote and direct the disposition of all securities held by or on behalf of the Huff Entities and the Huff Clients, subject to internal procedures and policies in effect from time to time. As a result, Mr. Huff is deemed to beneficially own these shares of NTL common stock and Telewest common stock.

        Messrs. Huff and Edwin M. Banks, an employee of Huff Asset Management, are members of the NTL board of directors. Messrs. Connors and McGuiness, each of whom is an employee of Huff Asset Management, are members of the Telewest board of directors. Messrs. Huff and Banks recused themselves from meetings of the NTL board of directors to consider the merger and from the vote of the NTL board of directors on the merger. Messrs. Connors and McGuiness recused themselves from meetings of the Telewest board of directors to consider the merger and from the vote of the Telewest board of directors on the merger. See "The Merger—Background of the Merger" beginning on page 48.

The Merger Agreement (see page 133)

        NTL, Telewest and Original Merger Sub entered into the original merger agreement on October 2, 2005. NTL, Telewest, Original Merger Sub and Merger Sub amended and restated the original merger agreement on December 14, 2005. The agreement was further amended by amendment no. 1 to the merger agreement dated as of January 30, 2006. The amended and restated merger agreement, as amended by amendment no. 1 to the merger agreement, is sometimes referred to in this joint proxy statement/prospectus as the merger agreement.

        Under the merger agreement, upon the satisfaction or waiver of all conditions to the filing of the charter amendment and to the completion of the merger, Telewest will file the charter amendment to reclassify each share of Telewest common stock issued and outstanding immediately prior to the effective time of the reclassification, into (i) 0.2875 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and (ii) one share of Telewest redeemable common stock.

        Immediately following the effectiveness of the charter amendment, Merger Sub, a wholly owned subsidiary of Telewest, will merge with and into NTL, with NTL continuing as the surviving corporation. As a result of the merger, NTL will become a wholly owned subsidiary of Telewest. At any time prior to the filing of the charter amendment, NTL may elect to effect the merger as a merger of NTL with Merger Sub, with Merger Sub as the surviving entity in the merger (so long as such election does not delay the merger or adversely affect the financing or the Telewest stockholders or directors).

        At the effective time of the merger, each share of Telewest redeemable common stock will be automatically redeemed for $16.25 in cash without interest, each share of NTL common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 2.5 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and NTL will become a wholly owned subsidiary of Telewest.

        Immediately after the effective time of the merger, Telewest will change its name to "NTL Incorporated."

        A composite conformed copy of the merger agreement is attached as Appendix A to this joint proxy statement/prospectus. Please read the merger agreement carefully and fully as it is the legal document that governs the reclassification and the merger. For a summary of the merger agreement, see "The Merger Agreement" beginning on page 133.

Transaction Consideration; Treatment of Telewest Stock Options, Stock Appreciation Rights and Restricted Stock

        If the reclassification and the merger occur:

  •
  at the effective time of the reclassification, each share of Telewest common stock issued and outstanding immediately prior to the effective time of the reclassification will be reclassified into (i) 0.2875 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and (ii) one share of Telewest redeemable common stock. At the effective time of the merger, each share of Telewest redeemable common stock will be automatically redeemed for $16.25 in cash without interest. The consideration of (i) 0.2875 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and (ii) $16.25 in cash without interest, is sometimes collectively referred to in this joint proxy statement/prospectus as the transaction consideration;

  •
  at the effective time of the merger, each outstanding option to purchase shares of Telewest common stock and each outstanding Telewest stock appreciation right, whether or not exercisable or vested, will be automatically converted on the same terms and conditions (including as to exercisability and vesting, taking into account any acceleration resulting from the merger) into a stock option to acquire, or a stock appreciation right with respect to, a number of shares of Telewest new common stock calculated in accordance with a formula in the merger agreement at an exercise or base price calculated in accordance with a formula in the merger agreement (see "The Merger Agreement—Transaction Consideration; Treatment of Telewest Stock Options, Stock Appreciation Rights and Restricted Stock" beginning on page 135); and

  •
  at the effective time of the merger, each outstanding share of Telewest restricted stock granted under the Telewest stock incentive plan will be automatically converted into the right to receive the transaction consideration on the same terms applicable to all shares of Telewest common stock.

Merger Consideration; Treatment of NTL Stock Options, Restricted Stock, Restricted Stock Units and Warrants

        If the reclassification and the merger occur, at the effective time of the merger:

  •
  each share of NTL common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 2.5 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, sometimes referred to in this joint proxy statement/prospectus as the merger consideration;

  •
  each outstanding option to purchase shares of NTL common stock, whether or not exercisable or vested, will be automatically converted on the same terms and conditions (including as to exercisability and vesting) into a stock option to acquire the number of shares of Telewest new common stock equal to (A) the number of shares of NTL common stock subject to such stock option, multiplied by (B) 2.5, at a price per share of Telewest new common stock equal to (1) the aggregate exercise price for such stock option divided by (2) the number of shares of Telewest new common stock to which such stock option is subject (in all cases, subject to rounding) (see "The Merger Agreement—Merger Consideration; Treatment of NTL Stock Options, Restricted Stock, Restricted Stock Units and Warrants" beginning on page 136);

  •
  each outstanding award of NTL restricted stock and restricted stock units granted under the NTL stock option plans will be automatically converted into an equivalent award based upon shares of Telewest new common stock on the same terms and with respect to the number of shares equal to the number of shares subject to such NTL restricted stock award or restricted stock unit award, as applicable, multiplied by 2.5 (in all cases, subject to rounding); and

  •
  each outstanding NTL Series A warrant, or NTL warrant, will become automatically exercisable for 2.5 shares of Telewest new common stock at an exercise price of $123.95, on the same terms as prior to the effective time of the merger.

Ownership of Telewest after the Merger

        On a fully diluted basis, based on the number of Telewest shares, options and warrants outstanding as of January 27, 2006, it is expected that, immediately after the merger:

  •
  the combined company would have approximately 318,249,329 shares outstanding on a fully diluted basis (including approximately 18,349,974 shares issuable upon exercise of options and warrants), computed as if the closing date of the merger were January 27, 2006;

  •
  Telewest stockholders will own in aggregate approximately 25% of the common stock of the combined company; and

  •
  NTL stockholders will own in aggregate approximately 75% of the common stock of the combined company.

No Solicitation of Acquisition Proposals by Telewest

        Telewest has agreed that neither it nor any of its subsidiaries, nor any of their officers or directors, will, and that it will cause its and its subsidiaries, employees, agents and representatives not to, directly or indirectly, initiate, solicit or knowingly encourage or facilitate any "acquisition proposal" (as defined in the merger agreement). Telewest has further agreed that neither it nor any of its subsidiaries, nor any of their officers or directors, will, and that it will cause its subsidiaries, employees, agents and representatives not to, directly or indirectly:

  •
  engage in negotiations with, provide any confidential information or data to, or have any discussions with any person relating to an acquisition proposal, or otherwise knowingly encourage or facilitate any effort or attempt to make or implement an acquisition proposal;

  •
  amend or grant any waiver or release under any standstill or similar agreement with respect to any equity securities of Telewest or any of its subsidiaries (unless NTL's obligations under the standstill provisions of the confidentiality agreement dated May 27, 2005 between NTL and Telewest, which is sometimes referred to as the NTL/Telewest confidentiality agreement, are simultaneously waived);

  •
  approve any transaction under, or any third party becoming an "interested stockholder" under, Section 203 of the Delaware General Corporation Law, or DGCL;

  •
  amend or grant any waiver or release or approve any transaction or redeem any rights under the Telewest rights agreement dated as of March 25, 2004, between Telewest and The Bank of New York, as rights agent, as amended, or the Telewest rights plan;

  •
  in connection with an acquisition proposal, withdraw or adversely modify or qualify the Telewest board of directors' recommendation to Telewest stockholders (other than any affiliates of NTL) to approve the charter amendment and the issuance of Telewest new common stock in the merger; or

  •
  enter into any definitive agreement with respect to an acquisition proposal.

        Notwithstanding the foregoing, at any time prior to the approval of the charter amendment and the issuance of the Telewest new common stock in the merger by Telewest stockholders, Telewest is permitted to:

  (A)
  provide information in response to a request by a person who has made an unsolicited bona fide written acquisition proposal as long as Telewest enters into a confidentiality agreement with that person on terms no less favorable to Telewest than those contained in the NTL/Telewest confidentiality agreement (provided that the confidentiality agreement with such person may contain less favorable standstill provisions, as long as NTL's obligations under the standstill provisions contained in the NTL/Telewest confidentiality agreement are simultaneously waived);

  (B)
  engage in any negotiations or discussions with any person who has made an unsolicited bona fide written acquisition proposal as long as Telewest enters into a confidentiality agreement with that person as described in clause (A) above; or

  (C)
  withdraw or adversely modify or qualify the Telewest board of directors' recommendation to Telewest stockholders (other than any affiliates of NTL) to approve the charter amendment and the issuance of Telewest new common stock in the merger in connection with that acquisition proposal, but Telewest may take the above actions, if and only if:

  •
  with respect to clauses (A), (B) and (C) above, the Telewest board of directors determines in good faith after consultation with outside legal counsel that such action is necessary in order to comply with its fiduciary duties;

  •
  with respect to clauses (B) and (C) above, the Telewest board of directors determines in good faith after consultation with its financial advisor and its outside legal counsel that such acquisition proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal, the likelihood of obtaining financing, and the person making the proposal, and if consummated would result in a transaction more favorable to Telewest stockholders from a financial point of view than the transactions contemplated by the merger agreement, taking into account any changes proposed by NTL with respect to its pending transaction with Telewest; and

  •
  with respect to clause (C) above, NTL has had written notice of Telewest's intention to take the action referred to above at least 20 business days prior to the taking of such action by Telewest (which notice shall attach the most current version of the agreement relating to the acquisition proposal in question and a summary of any other material terms relating thereto) and Telewest has during such 20 business day period negotiated in good faith with NTL with respect to any changes NTL wished to make with respect to its proposal.

        In addition, any more favorable acquisition proposal referred to in clauses (B) or (C) above must constitute an acquisition proposal that involves the acquisition, directly or indirectly, of 50% or more of the voting power of the Telewest common stock or the assets of Telewest and its subsidiaries taken as a whole (and any such more favorable acquisition proposal is referred to in this joint proxy statement/prospectus as a superior proposal).

Conditions to the Filing of the Charter Amendment and the Completion of the Merger

        The filing of the charter amendment and the consummation of the merger depend upon the satisfaction or waiver of a number of conditions, including the following:

  •
  the approval of the charter amendment and the issuance of Telewest new common stock in the merger by Telewest stockholders and the adoption of the merger agreement by NTL stockholders;

  •
  the absence of any law, order or injunction enacted, issued or promulgated by any court or governmental authority of competent jurisdiction that prohibits the filing of the charter amendment, the consummation of the merger, the reclassification of the Telewest common stock contemplated by the charter amendment or the redemption of the Telewest redeemable common stock;

  •
  the satisfaction of certain conditions relating to U.K. regulatory approval of the merger;

  •
  the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, the absence of a stop order issued by the SEC suspending the effectiveness of that registration statement and the absence of any proceedings initiated for that purpose by the SEC;

  •
  the approval of Telewest new common stock to be issued in the merger and pursuant to the charter amendment for quotation on NASDAQ, subject to official notice of issuance;

  •
  material accuracy of the representations and warranties made by NTL and Telewest and material compliance by NTL and Telewest with their respective obligations under the merger agreement;

  •
  subject to certain exceptions, that neither NTL nor Telewest shall have suffered any change that would reasonably be expected to have a material adverse effect on that party, as described further in this joint proxy statement/prospectus; and

  •
  the receipt of an opinion by NTL from Davis Polk & Wardwell, or Davis Polk, and by Telewest from Sullivan & Cromwell LLP, or Sullivan & Cromwell, on or about the date the registration statement becomes effective, and subsequently on the completion date, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, or the Internal Revenue Code, and that NTL and Telewest will be parties to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

        In addition, Telewest's obligation to complete the merger and file the charter amendment is also subject to the satisfaction or waiver of the following conditions:

  •
  the receipt of a customary opinion with respect to the solvency of Telewest in connection with the reclassification of the Telewest common stock and the redemption of the Telewest redeemable common stock, which opinion is in form and substance reasonably satisfactory to Telewest and from a nationally recognized provider of such opinions reasonably satisfactory to NTL; and

  •
  Telewest being reasonably satisfied that the merger will be effective immediately after the effectiveness of the charter amendment.

        In addition, NTL's obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

  •
  subject to certain exceptions, the absence of any action or proceeding by any governmental authority which would reasonably be expected to have a regulatory material adverse effect, as described further in this joint proxy statement/prospectus;

  •
  the satisfaction of certain conditions relating to the receipt of approvals from the Irish Competition Authority relating to the merger;

  •
  subject to certain exceptions, the receipt and effectiveness of all consents and approvals from, and the filing of notices to, and filings with, any governmental authority or any other person necessary to consummate the transactions contemplated by the merger agreement; and

  •
  the earlier to occur of: (A) the receipt by NTL of a private letter ruling, closing agreement or similar document from the U.S. Internal Revenue Service regarding certain technical tax matters, and (B) April 2, 2006; provided that, if prior to the satisfaction or waiver of this condition, all of the other closing conditions have been satisfied or waived, then NTL shall promptly waive either (i) this condition or (ii) the condition relating to the accuracy of Telewest's representations and warranties and the condition relating to the absence of a Telewest material adverse effect.

Termination of the Merger Agreement

        The merger agreement may be terminated at any time prior to the effective time in any of the following ways:

  •
  by mutual written agreement of NTL and Telewest;

  •
  by either NTL or Telewest, if:

  •
  the merger has not been completed by October 2, 2006, except that a party may not terminate the merger agreement if the cause of the merger not being completed by October 2, 2006 was that party's breach of any provision of the merger agreement;

  •
  there exists any law, order or injunction which is final and nonappealable that prohibits the filing of the charter amendment, the consummation of the merger, the reclassification of the Telewest common stock contemplated by the charter amendment or the redemption of the Telewest redeemable common stock; or

  •
  (A) NTL stockholders fail to adopt the merger agreement at the NTL special meeting, or (B) Telewest stockholders fail to approve the charter amendment and the issuance of Telewest new common stock in the merger at the Telewest special meeting;

  •
  by NTL, if:

  •
  the Telewest board of directors withdraws or adversely modifies or qualifies its recommendation to Telewest stockholders (other than any affiliates of NTL) to approve the charter amendment and the issuance of Telewest new common stock in the merger, or recommends an alternative acquisition proposal;

  •
  Telewest breaches its representations and warranties or fails to perform any of its covenants such that the closing condition relating thereto would not be satisfied, and either Telewest is not using its reasonable best efforts promptly to cure such breach or failure or those related conditions are not capable of being satisfied by October 2, 2006;

  •
  there is a Telewest material adverse effect that would not reasonably be expected to be capable of being cured by October 2, 2006; or

  •
  Telewest willfully, knowingly and materially breaches its obligations with respect to calling and holding its special meeting of stockholders to approve the charter amendment and the issuance of Telewest new common stock in the merger, or its related covenants, or any of Telewest's directors (other than those affiliated with Huff Asset Management), Telewest's named executive officers or financial advisors willfully, knowingly and materially breach any material provisions of Telewest's non-solicitation obligations under the merger agreement; or

  •
  by Telewest, if:

  •
  NTL breaches its representations and warranties or fails to perform any of its covenants such that the closing condition relating thereto would not be satisfied, and either NTL is not using its reasonable best efforts promptly to cure such breach or failure, or those related conditions are not capable of being satisfied by October 2, 2006;

  •
  there is an NTL material adverse effect that would not reasonably be expected to be capable of being cured by October 2, 2006;

  •
  NTL willfully, knowingly and materially breaches its obligations with respect to calling and holding its special meeting of stockholders to adopt the merger agreement, or its related covenants;

  •
  the NTL board of directors withdraws, adversely modifies or qualifies its recommendation to NTL stockholders (other than any affiliates of Telewest) to adopt the merger agreement; or

  •
  prior to the date of the Telewest special meeting, the Telewest board of directors authorizes Telewest to enter into any binding definitive agreement with respect to a superior proposal as long as (i) Telewest has paid NTL any amounts due as described under the heading "The Merger Agreement—Termination of the Merger Agreement—Termination Fee Payable by Telewest" beginning on page 154 immediately prior to any such termination and (ii) Telewest has given NTL at least 20 business days' written notice of its intention to terminate the merger agreement (which notice shall attach the most current version of the agreement relating to the acquisition proposal and a summary of any other material terms), Telewest has negotiated in good faith with NTL with respect to any changes NTL may wish to make and NTL has not made within such period any revised proposal that the Telewest board of directors determines in good faith (after consultation with its financial advisor and its outside legal counsel) would, if consummated, result in a transaction at least as favorable to Telewest stockholders from a financial point of view as the alternative acquisition proposal.

Termination Fee

        Telewest has agreed to pay NTL a termination fee of $175,000,000 or $215,000,000, as applicable, under certain specified circumstances. NTL has also agreed to pay Telewest a termination fee of $175,000,000 under certain specified circumstances. See "The Merger Agreement—Termination of the Merger Agreement—Termination Fee Payable by Telewest" beginning on page 154 and "The Merger Agreement—Termination of the Merger Agreement—Termination Fee Payable by NTL" beginning on page 156.

Amendments to the Telewest Certificate of Incorporation (see page 115)

        Immediately prior to the merger, Telewest will amend and restate its certificate of incorporation by filing the charter amendment to reclassify each share of Telewest common stock into (i) 0.2875 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and (ii) one share of Telewest redeemable common stock. At the effective time of the merger, each share of Telewest redeemable common stock will be redeemed for $16.25 in cash without interest. To effect this reclassification and redemption, Telewest must amend its certificate of incorporation. A copy of the form of the second restated certificate of incorporation of Telewest is attached as Appendix B.

        Upon approval of the proposed second restated certificate of incorporation, Telewest's certificate of incorporation will be amended and restated as described in this joint proxy statement/prospectus.

The proposed second restated certificate of incorporation will become effective when it is filed with the Secretary of State of the State of Delaware (or at such later time as NTL and Telewest may agree).

        Immediately after the effective time of the merger, Telewest will change its name to "NTL Incorporated."

Regulatory Matters Relating to the Merger (see page 128)

        Each of NTL and Telewest conducts nearly all of its business in the U.K. Under the U.K. Enterprise Act 2002, or the Enterprise Act, the U.K. Office of Fair Trading, or the OFT, has jurisdiction to examine "relevant merger situations" such as the proposed merger of NTL and Telewest. If the OFT believes that it is or may be the case that the merger of NTL and Telewest may be expected to result in a substantial lessening of competition within any market or markets in the U.K. for goods or services, the OFT is under a duty to refer the transaction to the U.K. Competition Commission for a detailed second stage investigation. Pursuant to the terms of the Enterprise Act, the U.K. Secretary of State may intervene to broaden the scope of the regulatory review to include "public interest" considerations (these considerations include plurality of media, which means among other things, the need to ensure that there is a sufficient plurality of persons having control of media enterprises serving audiences in the U.K.), as well as the competition assessment. While there is no prohibition under the Enterprise Act from completing a merger prior to receiving clearance from the U.K. regulatory authorities, the parties have agreed to make the receipt of such approvals a condition to their respective obligations to complete the merger. The parties made a voluntary filing with the OFT on October 14, 2005, to initiate the regulatory process. The parties notified the OFT on December 5, 2005 that the structure of the transaction was proposed to be changed pursuant to the merger agreement. The Secretary of State did not intervene and the OFT unconditionally cleared the merger on December 30, 2005. That clearance decision may, within a period of four weeks from January 10, 2006, the date of the publication of the decision, be appealed by third parties to the UK Competition Appeal Tribunal, but thereafter will no longer be subject to challenge. The appeals period will expire on February 7, 2006.

        NTL's obligation to complete the merger is also conditioned upon the receipt of consents from, and approvals of, other governmental authorities. See "The Merger Agreement—Conditions to the Filing of the Charter Amendment and the Completion of the Merger" beginning on page 150.

Description of Material U.S. Federal Income Tax Consequences of the Transaction (see page 168)

        NTL stockholders' receipt of Telewest common stock in the merger will be tax-free for U.S. federal income tax purposes, except that holders of NTL common stock will recognize taxable gain or loss on the receipt of cash in lieu of a fractional share of Telewest new common stock.

        The charter amendment and redemption of the Telewest redeemable common stock should be treated as a redemption by Telewest of Telewest stock for cash in an amount equal to the $16.25 in cash without interest. A Telewest stockholder should generally recognize taxable gain or loss with respect to such redemption in an amount equal to the difference between the amount of cash received and 88.5% of the holder's tax basis in its shares of Telewest common stock. To the extent that a Telewest stockholder receives any cash in lieu of a fractional share of Telewest stock, the Telewest stockholder will also be required to recognize taxable gain or loss on the receipt of such cash.

        The U.S. federal income tax consequences described above may not apply to some holders of NTL and Telewest common stock, including some types of holders subject to special tax rules. In addition, the U.S. Internal Revenue Service could contend, and a court might agree, that the charter amendment and redemption should be characterized in a manner different than that described above. See "Description of Material U.S. Federal Income Tax Consequences of the Transaction" beginning on page 168 for a more complete discussion of the U.S. federal income tax consequences of the transaction.

Please consult your tax advisor for a full understanding of the particular tax consequences of the transaction to you.

Description of Material U.K. Tax Consequences of the Transaction (see page 171)

        It is expected (but not beyond doubt) that holders of Telewest common stock will be treated as making a part disposal of their Telewest common stock to the extent that they receive cash in lieu of fractional shares of Telewest new common stock, and will be treated as making a disposal of their Telewest redeemable common stock when it is redeemed.

        The proper tax treatment of the receipt of Telewest new common stock as consideration for the disposal of NTL common stock is not clear, as the transaction does not fall squarely within the U.K. tax "roll over" relieving provisions for share exchanges or schemes of reconstruction. See "Description of Material U.K. Tax Consequences of the Transaction" beginning on page 171.

        Please consult your tax advisor for a full understanding of the particular consequences of the transaction to you.

IRS Ruling (see page 130)

        NTL intends to request a private letter ruling, or the IRS ruling, from the U.S. Internal Revenue Service to confirm the U.S. federal income tax treatment of a proposed internal restructuring transaction, which would be undertaken after the completion of the merger. This internal restructuring transaction would permit the combined companies to finance some or all of the cash portion of the transaction consideration with funds borrowed by U.K. subsidiaries of the combined company, permitting some or all of the acquisition financing to be incurred at the level of the combined company's U.K. operating group rather than at the level of its U.S. holding group. Receipt of the IRS ruling is not a condition to the filing of the charter amendment and the completion of the merger after April 2, 2006 and may be waived prior to that date. Even if the IRS ruling is received, it is unlikely that the proposed internal restructuring transaction would be undertaken unless proposed IRS regulations relating to reorganizations involving non-U.S. corporations are issued as final regulations that would apply to the proposed internal restructuring transaction, because it is expected that there would otherwise be a significant U.S. tax liability to the combined company. No assurances can be made that NTL will receive the IRS ruling or, if it receives the IRS ruling, whether the combined company would implement this alternative financing structure. See "The Merger—IRS Ruling" beginning on page 130.

Appraisal or Dissenters' Rights

        Neither NTL nor Telewest stockholders are entitled to exercise dissenters' rights in connection with the transaction.

Risk Factors (see page 26)

        In evaluating the merger, the merger agreement, the charter amendment and the issuance of shares of Telewest new common stock in the merger, you should carefully read this joint proxy statement/prospectus and especially consider the factors discussed in the section entitled "Risk Factors" beginning on page 26.

Recent Developments

Potential Offer for Virgin Mobile

        On December 5, 2005, NTL confirmed that it had approached Virgin Mobile (UK) Holdings plc, or Virgin Mobile, about a potential offer to combine NTL and Virgin Mobile, and that it had engaged in discussions with Virgin Enterprises Limited to extend NTL's existing exclusive license for use of the Virgin name in the internet services area also to cover television and fixed and mobile telephone services.

        On January 16, 2006, NTL and the independent directors of Virgin Mobile confirmed that they were in discussions to enable a cash offer, with share alternative offers, to be made by NTL or one or more of its subsidiaries to acquire 100% of the shares of Virgin Mobile.

        If the potential offer is made, Virgin Mobile shareholders would be able to elect to receive, for each share of Virgin Mobile, (a) £3.72 in cash, (b) 0.09298 shares of NTL common stock, or (c) 0.074384 redeemable units (exchangeable into 0.074384 shares of NTL common stock) plus £0.67 in cash. Each whole redeemable unit would be comprised of Class B common stock of a subsidiary of NTL stapled to convertible redeemable preferred stock of NTL which would be exchangeable, subject to certain restrictions, for one share of NTL common stock. Virgin Group has indicated to NTL that it intends to cause the relevant Virgin Group companies to elect alternative (c) above in respect of its holding of approximately 71.3% of Virgin Mobile's shares.

        The announcement of any offer is subject to the satisfaction of certain pre-conditions, including an agreement being reached with Virgin Enterprises Limited on a brand-license agreement and the completion of customary due diligence.

        The transaction does not require the approval of the stockholders of NTL.

        References to NTL common stock above do not refer to the common stock of the combined company. Should the completion of the merger of NTL with Telewest occur prior to the above transaction, the Virgin Mobile shareholders would become entitled to receive the same number of shares in the combined company as they would have received if the Virgin Mobile offer had closed and they held NTL shares at the completion of the merger of NTL with Telewest—in other words, 2.5 shares of the combined company's stock for every share of NTL. Similarly, each redeemable unit would become exchangeable or redeemable for 2.5 shares of the combined company's stock.

        No assurances can be made that an offer will be made, of the terms on which any offer may be made, or whether any transaction will be completed.

Appointment of Chief Executive Officer

        On December 15, 2005, NTL announced the appointment of Mr. Stephen A. Burch as President and Chief Executive Officer. Effective January 16, 2006, Mr. Burch succeeded Mr. Simon P. Duffy, who has become NTL's Executive Vice Chairman. Mr. Burch has also become a member of the NTL board of directors.

Selected Consolidated Historical Financial Data of NTL

        The following table presents summary selected consolidated historical financial data for NTL Incorporated and its predecessor for each of the fiscal years 2000, 2001, 2002, 2003, 2004 and for the nine months ended September 30, 2005. The selected historical financial data should be read in conjunction with, and are qualified in their entirety by reference to, "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" and NTL's historical consolidated financial statements and the notes thereto included in NTL's Annual Report on Form 10-K for the year ended December 31, 2004 and NTL's Quarterly Report on Form 10-Q for the nine months ended September 30, 2005, which are incorporated by reference into this joint proxy statement/prospectus.

        NTL operated its business as a debtor-in possession subject to the jurisdiction of the bankruptcy court beginning on May 8, 2002, the date that NTL, NTL Europe, Inc. and certain of NTL and NTL Europe's subsidiaries filed a plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code, or the Plan, until January 10, 2003. Accordingly, NTL has prepared its consolidated financial statements in accordance with Statement of Position 90-7, "Reporting by Entities in Reorganization under the Bankruptcy Code," issued by the American Institute of Certified Public Accountants, or SOP 90-7. NTL adopted fresh-start reporting upon its emergence from Chapter 11 reorganization in accordance with SOP 90-7. For financial reporting purposes, the effects of the completion of the Plan as well as adjustments for fresh-start reporting have been recorded as of January 1, 2003. Pursuant to fresh-start reporting, a new entity was deemed to have been created for financial reporting purposes. The carrying values of NTL's assets were adjusted to their reorganization values, which are equivalent to their estimated fair values at January 1, 2003. The carrying values of its liabilities were adjusted to their present values at January 1, 2003. The term "Predecessor Company" refers to NTL and its subsidiaries for periods prior to and including December 31, 2002. The term "Reorganized Company" refers to NTL and its subsidiaries for periods subsequent to January 1, 2003. The effects of the completion of the Plan as well as adjustments for fresh-start reporting recorded as of January 1, 2003 are Predecessor Company transactions. All other results of operations on January 1, 2003 are Reorganized Company transactions.

        Since fresh-start reporting materially changed the carrying values recorded in NTL's consolidated balance sheet, a black line separates the financial information after the adoption of fresh-start reporting from the financial information prior to adoption.

		Year ended December 31,
	Nine Months ended September 30, 2005	2004	2003	Fresh-start adoption January 1, 2003	2002	2001	2000
	Reorganized Company			Predecessor Company
	(in millions, except per share data)
Summary Statement of Operations Data:
Revenue	£1,463.0	£2,000.3	£1,887.4	£—	£1,854.5	£1,928.3	£1,374.9
Operating (loss) income	14.7	(52.5)	(194.4)	3,655.8	(955.2)	(6,969.5)	(1,029.3)
(Loss) income from continuing operations	(185.5)	(509.4)	(606.7)	3,655.8	(1,611.6)	(7,938.0)	(1,626.6)
Basic and diluted (loss) income from continuing operations per share (pro forma for periods prior to 2003)(1)	£(2.17)	£(5.84)	£(9.60)	£61.44	£(27.09)	£(133.41)	£(27.34)
Average number of shares outstanding (pro forma for periods prior to 2003)(1)	85.6	87.2	63.2	59.5	59.5	59.5	59.5

(1)
Pro forma basic and diluted loss from continuing operations per share for the years prior to 2003 is computed assuming the following shares were outstanding for these years: 50.0 million shares issued in connection with the Plan, 0.5 million shares issued in connection with the issuance of the Exit Notes due 2010 and 9.0 million shares as an adjustment to give effect to the impact of the rights offering.

		December 31,
	September 30, 2005
		2004	2003	2002	2001	2000
	Reorganized Company			Predecessor Company
	(in millions, except per share data)
Summary Balance Sheet Data:
Cash, cash equivalents and marketable securities	£806.2	£136.8	£446.1	£315.1	£172.7	£283.2
Working capital	480.1	(286.8)	(48.1)	(4,224.4)	(10,366.2)	(633.9)
Fixed assets	3,339.2	3,531.6	3,857.2	6,487.1	7,027.4	6,884.3
Total assets	4,989.0	5,493.3	6,262.1	8,102.8	8,959.9	15,477.4
Long-term debt(1)	2,262.8	2,952.6	3,210.6	9,795.9	9,766.2	7,919.4
Stockholders' equity (deficit)	2,000.0	1,574.5	2,068.6	(3,218.9)	(2,187.5)	6,025.1

(1)
As of December 31, 2002, long-term debt of £3,698.2 million was classified as current and £6,097.7 million was classified as liabilities subject to compromise. As of December 31, 2001, there was £9,766.2 million of long-term debt classified as current.

Selected Consolidated Historical Financial Data of Telewest

        The following table presents summary selected consolidated historical financial data for Telewest Communications plc, Telewest's predecessor, for each of the fiscal years 2000, 2001, 2002 and 2003, the six months ended June 30, 2004 and as of the fresh-start accounting date, July 1, 2004, and for Telewest for the six months ended December 31, 2004 and for the nine months ended September 30, 2005. The consolidated financial statements for the five fiscal years ended December 31, 2004 have been audited by KPMG Audit plc, an independent registered public accounting firm, and have been presented in accordance with U.S. GAAP. The selected historical financial data should be read in conjunction with, and are qualified in their entirety by reference to, "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" and Telewest and its predecessor's historical consolidated financial statements and the notes thereto included in Telewest's Annual Report on Form 10-K for the year ended December 31, 2004, and Telewest's Quarterly Report on Form 10-Q for the nine months ended September 30, 2005, which are incorporated by reference into this joint proxy statement/prospectus.

        Beginning with Telewest's unaudited consolidated financial statements for the three months ended September 30, 2004, Telewest's financial statements reflect the acquisition of the businesses of its predecessor and the application of fresh-start reporting as described in SOP 90-7. The adoption of fresh-start reporting resulted in the determination of Telewest's reorganization value and the allocation to assets in conformity with the procedures specified by Financial Accounting Standards Board, or FASB, Statement No. 141, Business Combinations, or SFAS 141, and each liability generally was stated at the then fair value of the amount to be repaid. Fresh-start reporting changed the book value of Telewest's tangible and intangible assets with an associated change in depreciation and amortization expense as compared to the financial statements for periods prior to the date of adoption of fresh-start reporting, July 1, 2004.

        Since fresh-start reporting materially changed the carrying values recorded in Telewest's consolidated balance sheet, a black line separates the financial information after the adoption of fresh-start reporting from the financial information prior to adoption.

		Six Months ended December 31, 2004(1)
			Fresh-start adoption July 1, 2004(2)	Six Months ended June 30, 2004	Year ended December 31,
	Nine Months ended September 30, 2005
					2003	2002	2001	2000(3)
	Reorganized Company		Predecessor Company
	(in millions, except per share data)
Summary Statement of Operations Data:
Revenue	£1,123	£664	£—	£654	£1,298	£1,283	£1,254	£1,069
Net income/(loss)	£25	£(46)	£2,715	£(130)	£(183)	£(2,789)	£(1,741)	£(755)

Basic and diluted earnings/(loss) per share of common stock	£0.10	£(0.19)

Weighted average number of shares of common stock outstanding	245	245

				December 31,
	September 30, 2005	December 31, 2004(1)	June 30, 2004
				2003	2002	2001		2000(3)
	Reorganized Company		Predecessor Company
	(in millions)
Summary Balance Sheet Data:
Property and equipment, net	£2,856	£2,974	£2,342	£2,421	£2,598	£3,473		£3,289
Total assets	4,561	4,344	3,857	3,889	4,095	6,332		7,324
Investments	284	304	367	362	376	547		784
Total debt—long-term	1,761	1,686	6	6	6	4,837		3,419
Capital leases—long-term	47	69	42	51	127	238	(4)	245	(4)
Shareholders' equity/(deficit)	1,938	1,909	(2,688)	(2,558)	(2,386)	451		2,145

(1)
Telewest did not carry on any business and incurred insignificant expenses prior to the completion of Telewest Communications' financial restructuring. For that reason, Telewest's consolidated results of operations for the year ended December 31, 2004 and the six months ended December 31, 2004 are in all material respects identical.

(2)
Telewest adopted fresh-start reporting in accordance with SOP 90-7 with effect from July 1, 2004. Under SOP 90-7, Telewest established a new accounting basis, and recorded its existing assets and liabilities at their respective fair values.

(3)
Includes results of operations of Flextech from April 19, 2000 (the date Telewest Communications acquired Flextech) and the results of Eurobell (Holdings) PLC from November 1, 2000 (the date Telewest Communications acquired Eurobell).

(4)
Includes short-term capital leases.

Summary Unaudited Pro Forma Combined Condensed Financial Data

        The following summary unaudited pro forma combined condensed financial data give effect to the transaction using the purchase method of accounting and assumptions and adjustments described in the explanatory notes accompanying the unaudited pro forma condensed consolidated financial statements. The following should be read in connection with "Unaudited Pro Forma Combined Condensed Financial Information of NTL and Telewest" beginning on page 158.

        The Unaudited Pro Forma Combined Condensed Balance Sheet as of September 30, 2005 assumes the transaction occurred on September 30, 2005. The Unaudited Pro Forma Combined Condensed Statements of Operations for the year ended December 31, 2004 and nine months ended September 30, 2005 assume the transaction occurred on January 1, 2004. The unaudited pro forma financial data are based on the historical consolidated financial statements of NTL and Telewest under the assumptions and adjustments set forth in the explanatory notes accompanying the unaudited pro forma condensed combined financial statements.

        The unaudited pro forma financial data may not be indicative of the financial position or results that would have occurred if the transaction had been in effect on the dates indicated or which may be obtained in the future.

        The unaudited pro forma financial data should be read in conjunction with the historical consolidated financial statements and accompanying notes thereto for NTL and Telewest, which have been incorporated by reference.

	NTL and Telewest Pro Forma
	As of and for the Nine Months ended September 30, 2005	For the Year ended December 31, 2004
	(in millions, except per share data)
Statement of Operations Data:
Revenue	£2,578.8	£3,308.2
(Loss) from continuing operations	(268.0)	(711.3)
Weighted average shares outstanding	283.5	283.5
Basic and diluted (loss) from continuing operations per common share	£(0.95)	£(2.51)
Balance Sheet Data:
Current assets	£889.4
Total assets	10,414.9
Long-term debt, net of current portion	5,811.6
Shareholders' equity	3,038.1

Comparative Per Share Financial Data

        The following table shows per share data regarding earnings (loss) from continuing operations and book value per share for NTL and Telewest on an historical and pro forma combined basis. The pro forma book value per share data were computed as if the merger had been completed on September 30, 2005. The pro forma earnings (loss) from continuing operations data were computed as if the merger had been completed on January 1, 2004. These amounts do not necessarily reflect future per share amounts of earnings (losses) from continuing operations and book value per share of the combined company.

        The following unaudited comparative per share data were derived from the historical consolidated financial statements of each of NTL and Telewest. The unaudited pro forma financial data are based on the historical consolidated financial statements of NTL and Telewest under the assumptions and adjustments set forth in the explanatory notes accompanying the unaudited pro forma condensed consolidated financial statements. Please also see the "Unaudited Pro Forma Combined Condensed Financial Information of NTL and Telewest" beginning on page 158.

	For the Nine Months ended and as at September 30, 2005	For the Year ended and as at December 31, 2004
NTL—Historical:
Book value per share	£23.47	£17.95
Cash dividends per share	£—	£—
Basic and diluted (loss) from continuing operations per share	£(2.17)	£(5.84)
Telewest—Historical:
Book value per share	£7.91	£7.79
Cash dividends per share	£—	£—
Basic and diluted earnings/(loss) from continuing operations per share	£0.10	£(0.19)
Pro Forma Combined:
Book value per share	£10.72	N/A
Cash dividends per share	£—	£—
Basic and diluted (loss) from continuing operations per share	£(0.95)	£(2.51)

Comparative Per Share Market Price, Dividend and Recent Closing Price Information

Market Price

        The following table sets forth high and low sales prices for a share of NTL common stock and Telewest common stock on NASDAQ for the periods indicated.

        NTL common stock trades on NASDAQ under the symbol "NTLI." Until January 10, 2003, NTL was a wholly owned subsidiary of NTL (Delaware), Inc. Accordingly, NTL's shares were not traded prior to that time.

        Telewest common stock trades on NASDAQ under the symbol "TLWT." Telewest shares were not publicly traded prior to the financial restructuring of its predecessor, Telewest Communications, and commenced trading on July 19, 2004.

	NTL		Telewest
	High	Low	High	Low
2003
First quarter(1)	$23.60	$8.48	—	—
Second quarter	$35.18	$9.03	—	—
Third quarter	$54.39	$33.71	—	—
Fourth quarter	$70.42	$46.89	—	—
2004
First quarter	$73.01	$50.82	—	—
Second quarter	$65.45	$52.97	—	—
Third quarter(2)	$64.15	$46.65	$13.20	$10.00
Fourth quarter	$73.79	$60.84	$17.58	$11.65
2005
First quarter	$73.13	$63.09	$17.91	$15.81
Second quarter	$69.28	$60.35	$22.90	$17.33
Third quarter	$69.94	$60.35	$23.00	$20.75
Fourth quarter	$69.46	$55.52	$23.85	$21.88
2006
First quarter through January 27	$68.29	$63.95	$23.85	$23.26

(1)
For NTL, first quarter 2003 price per share data reflect only the period from January 10, 2003.

(2)
For Telewest, third quarter 2004 price per share data reflect only the period from July 19, 2004.

        As of January 27, 2006, there were 246,011,739 shares of Telewest common stock and 85,496,237 shares of NTL common stock outstanding.

Dividends

        Since its inception, NTL has not declared or paid any cash dividends on its common stock. The terms of NTL's existing indebtedness places limitations on its ability to pay dividends from cash generated from operations.

        Since its inception, Telewest has not declared or paid any cash dividends on its common stock, intending to retain any earnings for use in the operation and expansion of its business and for debt service. Telewest's subsidiaries are restricted by the covenants in its bank facilities from paying dividends, repaying loans and making other distributions to Telewest or other group companies.

Recent Closing Prices

        The following table sets forth the closing prices per share of NTL common stock and Telewest common stock on NASDAQ on September 30, 2005, the last trading day before public announcement of the original merger agreement, December 14, 2005, the last trading day before public announcement of the merger agreement, and on January 27, 2006, the latest practicable trading day prior to the date of this joint proxy statement/prospectus.

	NTL Common Stock	Telewest Common Stock
September 30, 2005	$66.80	$22.95
December 14, 2005	$66.17	$23.15
January 27, 2006	$63.95	$23.26

        On these dates, using the closing prices above, the 0.2875 shares of Telewest common stock, taken together with the $16.25 in redemption consideration, to be received in respect of each share of Telewest common stock, and adjusting the closing price per share of NTL common stock for the effective 2.5 for 1 stock split, represented transaction consideration of approximately $23.93, $23.86, and $23.60, respectively, per share of Telewest common stock and the 2.5 shares of Telewest new common stock to be received in respect of each share of NTL common stock represented merger consideration of approximately $66.80, $66.17 and $63.95 respectively. Since NTL stockholders will receive only stock of the combined company in the transaction, whereas Telewest stockholders will receive a combination of cash and stock, NTL and Telewest believe that the trading price of NTL common stock will be the reference price referred to by investors after the merger.

        Stockholders are urged to obtain current market quotations for NTL and Telewest common stock.

RISK FACTORS

        You should consider carefully the following risk factors in evaluating the proposed merger. Additional risks associated with NTL's business and Telewest's business are described in the SEC filings of NTL and Telewest that are incorporated by reference into this joint proxy statement/prospectus. See "Additional Information—Where You Can Find More Information."

Factors Relating to the Merger and its Implementation

The value of the transaction consideration and the merger consideration will fluctuate, and stockholders of NTL and Telewest may receive more or less value depending on fluctuations in the price of NTL and Telewest common stock before the merger, and in Telewest new common stock after the merger.

        The conversion ratio of Telewest new common stock in the reclassification and the exchange ratio of NTL common stock in the merger are fixed. The market price of Telewest new common stock when the merger is completed may vary from the market price of NTL common stock at the date of this joint proxy statement/prospectus and at the date of the special meetings of NTL and Telewest. In fact, because the completion of the reclassification and the merger will depend on the satisfaction or waiver of the conditions described in this joint proxy statement/prospectus, there is currently no way to predict how long it will take to complete the reclassification and the merger, although NTL and Telewest are working to complete the merger in March 2006. Therefore, at the time of the NTL special meeting, NTL stockholders will not know the exact value of Telewest new common stock issued in the merger, and the market value of Telewest new common stock issued in the merger may be higher or lower than the value of their NTL shares on earlier dates taking into account the effects of the 2.5 for 1 exchange ratio in the merger, which has the same effect as a 2.5 for 1 stock split by NTL. Likewise, at the time of the Telewest special meeting, Telewest stockholders will not know the exact value of the Telewest new common stock, as its market value will be a function of the market value of the combined company after taking into account the transactions contemplated by the merger agreement. See "Summary—Comparative Per Share Market Price, Dividend and Recent Closing Price Information" beginning on page 24 for more detailed share price information.

        These variations may be the result of various factors including:

  •
  market reaction to the 2.5 for 1 exchange ratio in the merger agreement, pursuant to which the combined company will have 2.5 times more shares outstanding than contemplated under the original merger agreement.

  •
  changes in the business, operations or prospects of NTL and Telewest, including the ability of NTL and Telewest to meet earnings estimates;

  •
  governmental and/or litigation developments and/or regulatory considerations;

  •
  market assessments as to whether and when the merger will be consummated;

  •
  governmental action affecting the broadband cable or content industries generally; and

  •
  general business, market and economic conditions.

        Stockholders are urged to obtain current market quotations for NTL and Telewest common stock.

Telewest stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined company.

        After the effective time of the merger, Telewest stockholders will own in aggregate a significantly smaller percentage of the combined company than they currently own of Telewest. Following completion of the merger, Telewest stockholders will own approximately 25% of the combined company on a fully diluted basis based on currently outstanding shares, options and warrants. Consequently,

Telewest stockholders, as a general matter, may have less influence over the management and policies of the combined company than they currently exercise over the management and policies of Telewest.

The combined company may be unable to successfully integrate operations and realize the full anticipated synergies in the merger, which may harm the value of Telewest new common stock.

        The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the companies' operations include:

  •
  the necessity of coordinating geographically separated organizations and facilities;

  •
  combining the two companies' product offerings and coordinating the branding and pricing of these offerings;

  •
  rationalizing each company's internal systems and processes, including billing systems, which are different from each other; and

  •
  integrating personnel from different company cultures.

        The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company's businesses and the loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies' operations could result in the disruption of the combined company's ongoing businesses or inconsistencies in the standards, controls, product offerings, level of customer service, procedures and policies of the two companies that could negatively affect the combined company's ability to maintain relationships with customers, suppliers, employees and others with whom it has business dealings.

        Among the factors considered by the NTL and Telewest boards of directors in connection with their respective approvals of the merger agreement were the opportunities that could result from the merger for realizing synergies by creating efficiencies in operations, capital expenditures and other areas. These savings may not be realized within the time periods contemplated or at all. If the combined company is not able to successfully achieve these savings, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

        NTL and Telewest expect to incur a number of non-recurring transaction fees and other costs associated with completing the merger, combining the operations of the two companies and achieving desired synergies. These fees and costs will be substantial. NTL and Telewest are in the process of collecting information in order to formulate integration plans to deliver the planned synergies. Additional unanticipated costs may be incurred in the integration of the businesses of NTL and Telewest. Although NTL and Telewest expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of their businesses will offset the incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Certain directors and executive officers of NTL or Telewest may have potential conflicts of interest in recommending that you vote in favor of the merger.

        Certain directors and executive officers may have interests that differ from yours. These interests include, but are not limited to:

  •
  the resignation of each member of the Telewest board of directors other than Mr. Stenham and one additional member of the Telewest board of directors selected by NTL with the approval of the Telewest board of directors (not to be unreasonably withheld or delayed), and the appointment of Mr. Stenham as Deputy Chairman of the board of the combined company;

  •
  the appointment of Mr. Neil Smith and Mr. Stephen Cook as Deputy Chief Financial Officer and Senior Vice President, Business Development, respectively, of the combined company;

  •
  the entitlement of certain of Telewest's executive officers to severance benefits if their employment is terminated;

  •
  the accelerated vesting of 50% of the unvested Telewest stock options and stock appreciation rights on the change of control of Telewest resulting from the merger;

  •
  the accelerated vesting of the remaining portion of unvested Telewest stock options and stock appreciation rights upon certain terminations of employment following the merger;

  •
  the payment of awards granted under the Telewest long-term incentive plan on a pro-rata basis immediately prior to the closing date;

  •
  the conversion of Telewest restricted stock into the right to receive the transaction consideration on the same terms applicable to all Telewest stockholders; and

  •
  Telewest's agreement to indemnify each present and former NTL and Telewest officer and director to the fullest extent possible under applicable law against liabilities arising out of that person's services as an officer or director prior to the effective time of the merger, and to maintain directors' and officers' liability insurance for a period of six years after closing to cover Telewest directors and officers, subject to certain limitations.

        As a result of these interests, these directors and executive officers may be more likely to support and to vote to adopt the merger agreement than if they did not have these interests. NTL and Telewest stockholders should consider whether these interests may have influenced those individuals to support or recommend adoption of the merger agreement. As of the close of business on the record date for the NTL special meeting, NTL directors, executive officers, and their affiliates were entitled to vote 8.6% of the then-outstanding shares of NTL common stock. As of the close of business on the record date for the Telewest special meeting, Telewest directors, officers and their affiliates were entitled to vote less than 1% of the then-outstanding shares of Telewest stock. Two Telewest directors are employed by Huff Asset Management, which is a significant stockholder of Telewest. See "The Merger—Interests of Certain Persons in the Merger" beginning on page 116.

Certain significant stockholders of both NTL and Telewest may have different interests from those of other NTL and Telewest stockholders in the merger, and these stockholders could have an influence over the business and affairs of the combined company after the merger.

        Certain persons or entities are significant stockholders of both NTL and Telewest. According to and as of the date of their most recent filings with the SEC, FMR Corp. beneficially owned approximately 5.8% and 8.0%, Franklin Mutual Advisers beneficially owned approximately 7.8% and 7.8%, and Mr. Huff beneficially owned approximately 8.6% and 13.2% of the outstanding common stock of NTL and Telewest, respectively. Persons affiliated with Huff Asset Management currently serve on the boards of directors of both NTL and Telewest (Messrs. Huff and Banks, in the case of NTL, and Messrs. Connors and McGuiness, in the case of Telewest).

        As a result of these interests, these significant stockholders of NTL and Telewest may each have different interests in the merger than those of other NTL and Telewest stockholders.

        Assuming that the above entities have not sold any of their holdings subsequent to the dates above, and assuming that the reclassification were effected with respect to such holdings, FMR Corp. would beneficially own approximately 5.7%, Mr. Huff would beneficially own approximately 8.6%, and

Franklin Mutual Advisers would beneficially own approximately 7.0% of Telewest new common stock outstanding immediately after the merger on a fully diluted basis based on the currently outstanding NTL and Telewest shares, options and warrants, and each of them could have an influence over the business and affairs of the combined company.

        It is also anticipated that Messrs. Huff and Banks will serve as directors of Telewest following the merger. As a result of their relationship with Huff Asset Management, if conflicts between the interests of Huff Asset Management and the interests of the combined company's other stockholders should arise, these directors may not be disinterested.

        These interests may have influenced or could influence those individuals or entities to support or recommend (i) the approval of the charter amendment and (ii) the authorization of the issuance of Telewest new common stock in the merger, in the case of Telewest, and the adoption of the merger agreement, in the case of NTL. Each of these interests could continue to influence those individuals or entities following the consummation of the reclassification and the merger. See "The Merger—Interests of Certain Persons in the Merger" beginning on page 116.

Whether or not the reclassification and the merger are completed, the announcement and pendency of the transaction could cause disruptions in the businesses of NTL and Telewest, which could have an adverse effect on their business and financial results.

        Whether or not the reclassification and the merger is completed, the announcement and pendency of the transaction could cause disruptions in the businesses of NTL and Telewest. Specifically:

  •
  current and prospective employees may experience uncertainty about their future roles with the combined company, which might adversely affect NTL and Telewest's ability to retain key managers and other employees;

  •
  current and prospective customers of NTL or Telewest may experience variations in levels of services as the companies prepare for integration and may choose to discontinue their service with either company as a result; and

  •
  the attention of management of each of NTL and Telewest may be diverted from the operation of the businesses toward the completion of the transaction.

Obtaining regulatory approvals and other consents may delay or prevent the closing of the merger, reduce the benefits of the merger to stockholders or result in additional transaction costs. Any significant delay in completing the merger could adversely affect the combined company following the closing of the merger.

        Completion of the reclassification and the merger is conditioned upon receipt of certain governmental authorizations, consents, orders and approvals. Although the merger has been cleared by the U.K. Office of Fair Trading and the Irish Competition Authority, the merger remains subject to the expiration of certain statutory appeals periods in the U.K. as set out in the merger agreement.

        As a result, stockholders face the following risks:

  •
  the required consents and approvals could delay the closing of the reclassification and the merger for a significant period after Telewest and NTL stockholder approvals have been obtained;

  •
  the reclassification and the merger may not be completed if the required approvals are not obtained, because receipt of these approvals is a condition of the obligation of either or both parties to effect the merger; and

  •
  certain conditions or restrictions that government authorities may require in order to grant regulatory approval could adversely affect the business or financial condition of the combined company following the closing of the merger. These conditions or restrictions could include divestitures relating to operations or assets of NTL or Telewest, or require commitments from NTL or Telewest, that may have a negative impact on the businesses and operations of the companies, or may reduce the anticipated benefits of the merger. Pursuant to the merger agreement, under certain circumstances, NTL and Telewest must continue with the merger despite the imposition of conditions and restrictions as long as such conditions and restrictions would not, individually or in the aggregate, reasonably be expected to have a regulatory material adverse effect (as described in more detail in this joint proxy statement/prospectus). See "The Merger Agreement—Conditions to the Filing of the Charter Amendment and the Completion of the Merger" beginning on page 150.

        Any of these conditions or restrictions may result in the reclassification and the merger being completed on terms different from those described in this joint proxy statement/prospectus and, as a result, the benefits of the transaction may be different from those described in this joint proxy statement/prospectus. Any delay could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about the completion of the merger. NTL and Telewest cannot give you any assurances that the required approvals will be obtained.

        The merger agreement provides that the condition to closing relating to the approval of the merger by the U.K. Office of Fair Trading, the U.K. Secretary of State, the U.K. Competition Commission and/or the Competition Appeals Tribunal, as appropriate, is satisfied under certain circumstances even if the order by the relevant governmental authorities approving the merger is subject to further appeals. In such a case, there is a possibility that, as a result of such an appeal, those governmental authorities may reconsider the reclassification and the merger and reverse their previous decision, ask for additional or different conditions or commitments and/or prohibit the completion of the reclassification and the merger. Such governmental authorities could also place restrictions on the operations in which the combined company is permitted to engage. This could further delay or jeopardize the completion of the reclassification and the merger, reduce the anticipated benefits of the merger, or cause a material change to the business the combined company is allowed to conduct following the completion of the merger.

The merger could affect Telewest's relationship with BBC Worldwide.

        Telewest has a 50% ownership interest in the UKTV Group, a series of joint ventures with BBC Worldwide. The UKTV Group supplies television programming to Telewest, NTL and other third parties. The joint venture agreements include change of control provisions that, if triggered, would permit BBC Worldwide to acquire Telewest's interest in the joint ventures at "fair value" as defined in those agreements. In addition, the joint venture agreements require BBC Worldwide and Telewest to agree on significant operating and strategic matters for the joint ventures on an ongoing basis. NTL and Telewest believe that one of the consequences of the change in the merger structure is that no person or persons acting in concert will acquire a majority of the shares of Telewest and, as a result, there will be no change in control of Telewest within the meaning of the joint venture agreements. BBC Worldwide has previously asserted to Telewest and NTL that the merger as originally structured constituted a change of control under the joint venture agreements and has made certain other claims. BBC Worldwide could attempt to continue to assert these claims or other claims under the joint venture agreements in connection with the merger as restructured. NTL and Telewest believe there is no basis for any claim that a change in control will occur under the joint venture agreements as a result of the merger. Any disagreement between BBC Worldwide and Telewest, whether about the application of the change in control provisions or any other terms of the joint venture agreements, could affect the relationship between Telewest and BBC Worldwide and the performance of the UKTV Group.

In certain circumstances, the merger agreement requires payment of a termination fee of $175 million or $215 million by Telewest to NTL and, under certain circumstances, Telewest must allow NTL 20 business days to match any alternative acquisition proposal prior to the termination of the merger agreement. These terms could affect the decisions of a third party proposing an alternative transaction to the merger.

        Under the terms of the merger agreement, Telewest may be required to pay to NTL a termination fee of $175 million or $215 million, depending on the circumstances, if the merger agreement is terminated under certain circumstances. Should the merger agreement be terminated in circumstances under which such a termination fee is payable, the payment of this fee could have material and adverse consequences for Telewest's financial condition and operations after such time. Additionally, under the terms of the merger agreement, in the event of a superior acquisition proposal being made to Telewest by another party, Telewest must allow NTL a 20 business day period to make a revised proposal in response to the superior acquisition proposal, prior to which Telewest may not terminate the merger agreement. These terms could affect the structure, pricing and terms proposed by other parties seeking to acquire or merge with Telewest, and could make it more difficult for another party to make a superior acquisition proposal for Telewest. For a description of the termination rights of each party and the termination fee payable by Telewest under the merger agreement, see "The Merger Agreement—Termination of the Merger Agreement" beginning on page 153 and "The Merger Agreement—Termination of the Merger Agreement—Termination Fee Payable by Telewest" beginning on page 154.

In certain instances, the merger agreement requires payment of a termination fee of $175 million by NTL to Telewest. These terms could materially and adversely affect NTL's financial condition and operations or prevent another party from proposing an alternative transaction to the merger.

        Under the terms of the merger agreement, NTL may be required to pay to Telewest a termination fee of $175 million if the merger agreement is terminated under certain circumstances. These terms could affect the structure, pricing and terms proposed by other parties seeking to acquire or merge with NTL, including potentially precluding any such other party from making an alternative transaction proposal to NTL. In addition, should the merger agreement be terminated in circumstances under which such a termination fee is payable, the payment of such a fee could have material and adverse consequences for NTL's business and operations going forward. For a description of the termination rights of each party and the termination fee payable by NTL under the merger agreement, see "The Merger Agreement—Termination of the Merger Agreement" beginning on page 153 and "The Merger Agreement—Termination of the Merger Agreement—Termination Fee Payable by NTL" beginning on page 156.

If the conditions under the commitment letter are not satisfied, the financing to be provided thereunder will not be available to satisfy the cash portion of the transaction consideration to be paid to Telewest stockholders.

        NTL has obtained commitments for a total of £5.1 billion in financing to effect the proposed merger and pay the related fees, costs and expenses in connection therewith, to repay in full the existing senior credit facilities of NTL, to repay in full the existing senior and second lien credit facilities of Telewest and to finance the ongoing working capital needs and general corporate requirements of Telewest and its subsidiaries after the merger (including NTL and its subsidiaries). Although the completion of the merger is not conditioned upon the receipt of these funds, the commitment letter contains conditions in addition to those contained in the merger agreement that must be satisfied before the lenders are committed to make available the £5.1 billion in financing. These conditions include there being no insolvency of NTL or its subsidiary, NTL Investment Holdings Limited, or NTLIH, Telewest Communications Networks Limited, or TCN, and Merger Sub, and the negotiation of customary financing documentation on terms satisfactory to the lenders and no material waivers or amendments under the merger agreement. If any of these conditions is not met, the financing will not be available, which may prevent or materially delay the merger. If NTL is unable to obtain the necessary financing, it will be forced to consider other alternatives to raise the necessary funds to satisfy the cash portion of the transaction consideration, which may have a material adverse effect on its business or financial condition, and, if no other alternatives are available, the merger may not be completed and Telewest and NTL would continue as standalone companies. The pendency of the merger without the consummation of the merger may have a material adverse effect on NTL and/or Telewest's business or financial condition. See "The Merger—Amount and Source of Funds and Financing of the Merger" beginning on page 112.

Additional risk factors.

        For a description of additional risk factors, see "The Merger—Reasons for the Recommendation of the Telewest Board of Directors; Factors Considered" beginning on page 56 and "The Merger—NTL's Recommendation of and Reasons for the Merger" beginning on page 86.

Factors Relating to the Business of the Combined Company and its Regulation

The combined company may not be able to fund its debt service obligations through operating cash flow in the future.

        It is possible that the combined company may not achieve or sustain sufficient cash flow in the future for the payment of interest. If the combined company's operating cash flow is not sufficient to meet its debt payment obligations, the combined company may be forced to raise cash or reduce expenses by doing one or more of the following:

  •
  increasing, to the extent permitted, the amount of borrowings under its bank facilities;

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  restructuring or refinancing its indebtedness prior to maturity, and/or on unfavorable terms;

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  selling or disposing of some of its assets, possibly on unfavorable terms;

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  revising or delaying the implementation of its strategic plans; or

  •
  foregoing business opportunities, including the introduction of new products and services, acquisitions and joint ventures.

        The combined company could also be forced to seek additional equity capital, which could dilute the interests of the holders of its common stock.

        NTL cannot be sure that any, or a combination of, the above actions would be sufficient to fund the combined company's debt service obligations.

The leverage of the combined company will be substantial, which may have an adverse effect on its available cash flow, its ability to obtain additional financing if necessary in the future, its flexibility in reacting to competitive and technological changes and its operations.

        As of September 30, 2005, Telewest and NTL each had approximately £1.6 billion in net debt, for a pro forma combined net debt of £3.2 billion. Net debt upon completing the transaction, after refinancing of the existing senior facilities of both companies and the additional borrowing to finance part of the transaction, is expected to be approximately £5.7 billion.

        This high degree of leverage could have important consequences for the combined company, including the following:

  •
  a substantial portion of the cash flow from operations will have to be dedicated to the payment of interest on existing indebtedness, thereby reducing the funds available for other purposes;

  •
  the ability to obtain additional financing in the future for working capital, capital expenditures, product development, acquisitions or general corporate purposes may be impaired;

  •
  its flexibility in reacting to competitive technological and other changes may be limited;

  •
  the indebtedness outstanding under the senior credit facilities to be entered into pursuant to the commitment letter will be secured by substantially all of the assets of the combined company;

  •
  the substantial degree of leverage could make the combined company more vulnerable in the event of a downturn in general economic conditions or adverse developments in the combined company's business; and

  •
  the combined company may be exposed to risks inherent in interest rate fluctuations.

Both NTL and Telewest have incurred losses in the past and the combined company may not be profitable in the future.

        NTL emerged from reorganization under Chapter 11 of the U.S. Bankruptcy Code on January 10, 2003; similarly, Telewest completed its financial restructuring on July 15, 2004.

        Both NTL and Telewest have had substantial losses historically and the combined company may incur substantial losses in the future. NTL had losses from continuing operations for the year ended December 31, 2004 of £509.4 million, and losses from continuing operations for the years ended December 31, 2003 of £606.7 million, 2002 of £1,611.6 million, and 2001 of £7,938.0 million, which includes an asset impairment charge of £5,378.7 million. Although, as a result of the application of fresh start accounting, Telewest and its predecessor, on a combined basis did not have losses from continuing operations for the year ended December 31, 2004, Telewest's predecessor, Telewest Communications, had losses from continuing operations of £183 million for the year ended December 31, 2003, £2,789 million for the year ended December 31, 2002 (including fixed asset and goodwill impairment charges and writedown of investment in affiliates of £2,416 million) and £1,741 million for the year ended December 31, 2001 (including a goodwill impairment charge and writedown of investment in affiliates of £968 million).

        Neither NTL nor Telewest can be certain that the combined company will achieve or sustain profitability in the future. Failure to achieve profitability could diminish the combined company's ability to sustain operations, meet financial covenants, pay dividends on its common stock, obtain additional required funds and make required payments on its present or future indebtedness.

The restrictive covenants under the combined company's indebtedness may limit its ability to operate its businesses.

        The agreements that will govern the combined company's outstanding indebtedness will contain restrictive covenants that will limit the discretion of its management over various business matters. For example, these covenants will restrict the combined company's ability to:

  •
  incur or guarantee additional indebtedness;

  •
  pay dividends or make other distributions, or redeem or repurchase equity interests or subordinated obligations;

  •
  make investments;

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  sell assets, including the capital stock of subsidiaries;

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  enter into sale/leaseback transactions;

  •
  create liens;

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  enter into agreements that restrict the restricted subsidiaries' ability to pay dividends, transfer assets or make intercompany loans;

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  merge or consolidate or transfer all or substantially all of the combined company's assets; and

  •
  enter into transactions with affiliates.

        These restrictions could materially adversely affect the combined company's ability to finance its future operations or capital needs or to engage in other business activities that may be in its best interests. The combined company may also incur other indebtedness in the future that may contain financial or other covenants more restrictive than those that will be applicable under its indebtedness incurred in connection with the completion of the merger.

The combined company will be a holding company dependent upon cash flow from its subsidiaries to meet its obligations.

        Telewest and a number of its subsidiaries, including, upon completion of the merger, NTL, are holding companies with no independent operations or significant assets other than investments in subsidiaries. Each of these holding companies depends upon the receipt of sufficient funds from its subsidiaries to meet its obligations.

        The terms of the combined company's credit facilities and other debt securities and NTL's existing senior notes will limit the payment of dividends, loan repayments and other distributions to or from these companies under many circumstances. Various agreements governing the debt that may be issued by the combined company's subsidiaries from time to time may restrict and, in some cases, prohibit the ability of these subsidiaries to move cash within their restricted group. Applicable tax laws may also subject such payments to further taxation.

        Applicable law may also limit the amounts that some of the combined company's subsidiaries will be permitted to pay as dividends or distributions on their equity interests, or even prevent such payments.

        The inability to transfer cash among entities within their respective consolidated groups may mean that even though they may have sufficient resources to meet their obligations, they may not be permitted to make the necessary transfers from one entity in their restricted group to another entity in their restricted group in order to make payments to the entity owing the obligations.

NTL or the combined company may engage in a transaction with Virgin Mobile that could have a significant impact on the combined company.

        On December 5, 2005, NTL confirmed that it had approached Virgin Mobile about a potential offer to acquire Virgin Mobile, and that it had engaged in discussions with Virgin Enterprises Limited to extend NTL's existing exclusive license for use of the Virgin name in the internet services area also to cover television and fixed and mobile telephone services.

        On January 16, 2006, NTL and the independent directors of Virgin Mobile confirmed that they were in discussions to enable a cash offer, with share alternative offers, to be made by NTL or one or more of its subsidiaries to acquire 100% of the shares of Virgin Mobile, subject to the satisfaction of certain pre-conditions.

        It is not clear whether an acquisition transaction between the combined company and Virgin Mobile will occur and, if so, on what terms. It is also unclear whether NTL or the combined company will enter into a license with Virgin Enterprises Limited to use the Virgin name (though it is unlikely that a Virgin Mobile transaction would occur without NTL or the combined company entering into such a license). If an acquisition transaction were to occur, it could involve the issuance of a substantial equity interest in NTL or the combined company and substantial cash payments to Virgin Mobile's shareholders. For example, under the terms of the potential offer announced on January 16, 2006, the shareholders of Virgin Mobile would be entitled to receive equity securities representing approximately

15.4% of the voting stock of the combined company on a fully-diluted basis, assuming all Virgin Mobile shareholders opted for stock. Moreover, the Virgin Group would hold over 10% of the voting stock of the combined company. If the license transaction were to occur, it would involve payment of a cash royalty for use of the Virgin name.

        The acquisition of Virgin Mobile would, if consummated, carry various risks for the combined company, including the following:

  •
  Depending on market perception of the terms, conditions and potential risks and benefits of the transaction, the transaction could adversely affect the trading price of the combined company's common stock.

  •
  The combined company would incur significant transaction-related costs in connection with the transaction.

  •
  The announcement and pendency of the transaction could cause disruptions in the businesses of NTL, Telewest and Virgin Mobile, which could have an adverse effect on their business and financial results.

  •
  Obtaining court and regulatory approvals and other governmental or third party consents, including the consent of T-Mobile, the network provider used by Virgin Mobile to carry Virgin Mobile wireless calls, could delay or prevent the closing of a transaction with Virgin Mobile, reduce the anticipated benefits of that transaction to stockholders or result in additional transaction or operating costs for the combined company.

  •
  The indebtedness of the combined company could increase beyond current levels, because some or all of the cash consideration required could be borrowed. This could have an adverse effect on the combined company's available cash flow, its ability to obtain additional financing if necessary in the future or the cost of such financing, its flexibility in reacting to competitive and technological changes and its operations.

  •
  The combined company might not be able to fund its increased debt service obligations through operating cash flow in the future.

  •
  The combined company could be unable to realize the full anticipated synergies of the transaction, which may harm the value of the combined company's common stock.

  •
  It is anticipated that, if the transaction should occur, the Virgin Group would hold significant voting power in the combined company with interests that could differ from those of stockholders generally.

  •
  The Virgin Mobile business is subject to risks (e.g., competition and technological change in the mobile telephony sector, dependence on its network provider) to which the business of the combined company would not otherwise be subject.

        A license to use the Virgin name would also carry various risks, including the following:

  •
  The combined company would be substantially reliant on the general goodwill in the Virgin name. Consequently, adverse publicity in relation to the Virgin Group or its principals, particularly Sir Richard Branson, or in relation to another Virgin name licensee could have a material adverse effect on the combined company's business.

  •
  It is contemplated that, in connection with the license, Virgin Enterprise Limited would have the right to designate a member of the board of directors of the combined company.

  •
  It is anticipated that the license agreement would be a long-term license with a minimum term, and that the combined company would be obligated to pay a termination payment if the license should be terminated in some circumstances.

  •
  It is anticipated that the combined company would be required to meet certain performance obligations under the license, and a failure to meet those obligations could lead to a termination of the license.

  •
  It is anticipated that the license agreement will require the combined company to make cash royalty payments based on a fixed percentage of certain revenues relating to the license.

  •
  Any license to use the Virgin name must be limited geographically and otherwise because of rights of existing Virgin licensees.

Failure to control customer churn may adversely affect the combined company's financial performance.

        The successful implementation of the combined company's business plan will depend upon it controlling its customer churn. Customer churn is a measure of customers who stop using the combined company's services. Customer churn could increase as a result of:

  •
  billing errors and/or general reduction in the quality of the combined company's customer service as a result of the integration of billing systems and customer databases;

  •
  interruptions to the delivery of services to customers over the combined company's network;

  •
  the availability of competing services, such as the digital satellite services offered by British Sky Broadcasting Group plc, or BSkyB, the free-to-air digital television services offered by Freeview and the telephone, broadband and dial-up internet services offered by BT Group plc, or BT, TalkTalk, OneTel, Wanadoo, AOL, Bulldog and other third parties, some of which may, from time to time, be less expensive or technologically superior to those offered by the combined company;

  •
  the potential loss of customers due to their required migration from the combined company's analog TV, or ATV, services to its more expensive digital television, or DTV, services when the combined company stops transmitting its ATV signal;

  •
  the loss of ATV customers to DTV providers in areas where the combined company does not have adequate network capable of offering DTV; and

  •
  a reduction in the combined company's ability to provide uniform customer care as a result of new product introductions, such as the roll-out of video-on-demand, or VOD, or personal video recording, or PVR, services.

        An increase in customer churn can lead to slower customer growth, increased costs and a reduction in revenue.

Failure to market broadband services successfully will adversely impact the combined company's revenue and results of operations.

        A significant component of the combined company's strategy is marketing broadband services to residential customers. Broadband services will be a significant contributor to the combined company's revenue and customer growth. The contribution to revenue should result both from growing numbers of broadband customers as well as growth in consumer television and consumer telephone services, resulting from broadband subscribers who elect to take one or both of the combined company's other key services. Growth in broadband subscribers may slow as penetration of broadband services increases, which will affect overall customer and revenue growth. In addition, if the combined company is unable to charge the prices for broadband services that are anticipated in its business plan as a result of competition, or if its competition offers better services to the combined company's customers, it is likely to experience reduced revenue and customer growth.

The combined company will be subject to significant competition and NTL and Telewest expect that competition will intensify.

        The level of competition is intense in each of the markets in which the combined company will compete, and NTL and Telewest expect competition to increase.

        In particular, the combined company's telephone services and consumer television businesses will compete with BT in telephone services and internet access and BSkyB in multi-channel television, each of whom has significant operational scale, resources and national distribution capacity. The combined company will also compete with internet service providers and indirect telephone access operators that offer telephone, broadband and dial-up services over BT's network, and the combined company will face increasing competition from mobile telephone network providers and new market entrants, including those providing voice-over-internet-protocol, or VoIP. The increase in competition will be compounded by technology changes and business consolidation, which may permit more competitors to offer the "triple play" of digital television, residential telephone and broadband services.

        In the digital television market, competition has been increased as a result of the launch of Freeview in October 2002, which provides approximately 35 digital terrestrial channels to consumers who have purchased a Freeview-enabled set-top box or a television with a digital tuner, and the launch in March 2004 by Top Up TV of a pay-television service offering approximately 11 pay-television channels for a fixed fee to subscribers who otherwise receive Freeview and have purchased Top Up TV software.

        The combined company's broadband service faces increased competition from BT, Bulldog (a subsidiary of Cable & Wireless Communications plc, or C&W), OneTel, Wanadoo and others, as well as new providers such as BSkyB and Carphone Warehouse. Competitors may use new alternative access technology such as advanced, faster asymmetric digital subscriber lines, or ADSL+2, to deliver speeds faster than the combined company can provide. Local loop unbundling may decrease costs for new entrants and existing BT wholesale customers, leading to increased pricing competition.

        The combined company's business services will also face a wide range of competitors, including BT and C&W, and a number of regional service providers. The nature of the competition will vary depending on geography, service offerings and the size of the marketable area.

        In order to compete, the combined company may have to reduce the prices it charges for its services or increase the value of its services without being able to recoup the associated costs. Reduced prices or increased costs would have a negative impact on the combined company's margins and profitability. In addition, if the combined company is unable to compete successfully, even following price reductions or value enhancements, it may not be able to attract new customers, or retain existing customers.

The sectors in which the combined company will compete are subject to rapid and significant changes in technology, and the effect of technological changes on the combined company's businesses cannot be predicted.

        The internet, television and telephone services sectors are characterized by rapid and significant changes in technology. The effect of future technological changes on the combined company's businesses cannot be predicted. It is possible that products or other technological breakthroughs, such as VoIP, WiFi (wireless fidelity), WiMax (the extension of local WiFi networks across greater distances) or IPTV (internet protocol television), may result in the combined company's core offerings becoming less competitive. The combined company may not be able to develop new products and services at the same rate as its competitors or keep up with trends in the technology market as well as its competitors.

        The cost of implementing emerging and future technologies could be significant, and the combined company's ability to fund that implementation may depend on its ability to obtain additional financing. See "—The leverage of the combined company will be substantial, which may have an adverse effect on its available cash flow, its ability to obtain additional financing if necessary in the future, its flexibility in reacting to competitive and technological changes and its operations" beginning on page 32.

There is no assurance that new products that the combined company may introduce will achieve full functionality or market acceptance.

        The combined company's long-range plan includes VOD and PVR products. Despite testing prior to release and the increasing implementation of VOD, the combined company cannot guarantee that these new products, or any other new products that the combined company may develop in the future, will perform as expected when first introduced in the market. Should these new products and services fail to perform as expected or should they fail to gain market acceptance, the combined company's results of operations may be negatively impacted.

Systems failures may result in lost revenue.

        The combined company's ability to identify, bill and collect revenue from its customers will be dependent on complex systems and processes. To the extent that any one or more of those systems or processes fail, the combined company could lose customer and transaction billing data, which would prevent it from billing and collecting revenue due to it. The combined company will continually seek ways to improve its revenue collection processes, but it is possible that such improvements may not be successful or will not yield enhanced revenue collection. Inefficient collection could result in an increase in bad debt for the combined company.

If the combined company does not maintain and upgrade its networks in a cost-effective and timely manner, it could lose customers.

        Maintaining an uninterrupted and high-quality service over the combined company's network infrastructure is critical to its ability to attract and retain customers. Providing a competitive service level will depend in part on the combined company's ability to maintain and upgrade its networks in a cost-effective and timely manner. The maintenance and upgrade of the combined company's networks will depend upon, among other things, its ability to:

  •
  modify network infrastructure for new products and services;

  •
  install and maintain cable and equipment; and

  •
  finance maintenance and upgrades.

        The combined company's bank facilities will limit the level of total capital expenditure that it can incur. If this affects the combined company's ability to replace network assets at the end of their useful lives or if there is any reduction in its ability to perform necessary maintenance on network assets, the combined company's networks may have an increased failure rate, which is likely to lead to increased customer churn. See "—Failure to control customer churn may adversely affect the combined company's financial performance" beginning on page 36.

The combined company will rely on single-source suppliers for some equipment and software.

        NTL and Telewest have historically obtained some of the equipment and software used to provide their services from a single source. In particular, the software used in Telewest's cable television set-top boxes has been obtained from a single provider, which has been working with Telewest to develop enhanced functionality that supports its VOD and PVR services. If the combined company is forced to use alternative software because it cannot obtain the software from its regular provider, it may experience delays in the roll-out of its VOD and PVR services and this could negatively affect its operations.

The combined company's inability to obtain popular programming, or to obtain it at a reasonable cost, could potentially materially adversely affect the number of subscribers to its consumer television service or reduce margins.

        NTL and Telewest have historically obtained a significant amount of their premium programming, some of their basic programming and pay-per-view sporting events from BSkyB, or a BSkyB joint venture. BSkyB is a leading supplier of programming to cable television operators and is the exclusive supplier of some programming including the Sky Sports channels and the most popular premium subscription film channels available in the U.K.

        NTL and Telewest have continued to buy BSkyB wholesale premium content on the basis of an industry ratecard. There is no contractual agreement with BSkyB for the provision of such content.

        In addition to BSkyB, the combined company's significant programming suppliers will include the BBC, ITV, Viacom, Discovery and Turner, a division of Time Warner. The combined company's dependence on these suppliers for television programming could have a material adverse effect on its ability to provide attractive programming at a reasonable cost.

Failure in the combined company's critical systems could significantly disrupt its operations, which could reduce its customer base and result in lost revenues.

        The combined company's business will be dependent on many sophisticated critical systems, which will support all of the various aspects of its cable network operations. The combined company's systems will be vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts, natural disasters, fire, power loss, war or other catastrophes. Moreover, despite security measures, the combined company's servers will be potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautions NTL and Telewest have taken in the past, unanticipated problems affecting their systems could cause failures in the combined company's information technology systems, including systems that are critical for timely and accurate customer billing, or its customer service centers or interrupt the transmission of signals over its cable network. Sustained or repeated system failures that interrupt the combined company's ability to provide service to its customers or otherwise meet its business obligations in a timely manner would adversely affect its reputation and result in a loss of customers and net revenue. See "—Failure to control customer churn may adversely affect the combined company's financial performance" beginning on page 36.

The combined company will be subject to currency and interest rate risks.

        The combined company will encounter currency exchange rate risks because substantially all of its revenues and operating expenses will be earned and paid in U.K. pounds sterling, but it will pay interest and principal obligations with respect to a portion of its indebtedness in U.S. dollars and euros. To the extent that the pound declines in value against the U.S. dollar and the euro, the effective cost of servicing its U.S.-dollar and euro-denominated debt will be higher. Changes in the exchange rate result in foreign currency gains or losses.

        The combined company will also be subject to interest rate risk because it will have substantial indebtedness at variable interest rates. On a pro forma basis, as of September 30, 2005, the combined company would have had interest determined on a variable basis on approximately £3.3 billion, or 56%, of its long-term debt. If this exposure were unhedged, an increase in interest rates of 1% would have increased the combined company's pro forma interest expense by approximately £33 million per year.

        To manage these foreign exchange and interest rate risks, NTL and Telewest have each entered into a number of derivative instruments, including interest rate swaps, cross-currency interest rate swaps and foreign currency forward rate contracts. The combined company will be required by its lenders under the new senior credit facility to continue these programs post-completion. Specifically, the combined company will be required within six months of the closing date to fix the interest rate (whether through debt that is fixed rate, or through hedging) on not less than 66 2/3% of the total debt represented by its senior facilities and high yield notes, for a period of not less than three years from the closing date. Exchange rate hedging to sterling for a period of not less than three years will be required for 100% of all amounts, both principal and interest, denominated in Euro or U.S. dollars advanced under the new senior credit facility. Exchange rate hedging to sterling will be required for 100% of coupon payments issued pursuant to the planned notes offering, and NTL's existing high-yield debt, to the first call date for each such issue.

        On a pro forma basis after taking into account the impact of current hedging arrangements, as of September 30, 2005, the combined company's interest would have had interest determined on a variable basis on £951 million, or 16%, of its long-term debt. An increase in interest rates of 1% would increase the combined company's pro forma interest expense by approximately £10 million per year.

        NTL and Telewest cannot assure you that the combined company's hedging program will be successful. Unhedged movements in currency exchange rates or interest rates in particular could have a material adverse effect on the combined company.

Disruptions in the combined company's satellite transmissions could materially adversely affect its content segment operations.

        Telewest's content subsidiary, Flextech, currently broadcasts its digital programming content with an Astra satellite transponder leased from Société Européene des Satellites. The operation of the Astra satellite is beyond Flextech's control. Disruption to the satellite would result in disruption to Flextech's content services and, depending upon the nature of that disruption, could result in a loss of revenues, a loss of customers and/or adverse publicity. The satellite transponder may fail before the expiration, in December 2013, of Flextech's contractual right to utilize it, which may result in additional costs as alternative arrangements are made for satellite transmission.

The combined company may be subject to taxation in multiple jurisdictions, and the combined company's U.S. holding company structure may make it difficult to repatriate cash from the combined company's U.K. operating subsidiaries for purposes of paying dividends, repurchasing shares or repaying debt incurred in the U.S. without incurring U.S. tax on such cash repatriations.

        Telewest has historically been subject to taxation in the U.K. and, since its reorganization, in the U.S. NTL has historically been subject to taxation in the U.S., the U.K., and the Republic of Ireland. The combined company's effective tax rate and tax liability will be affected by a number of factors in addition to its operating results, including the amount of taxable income in particular jurisdictions, the tax rates in these jurisdictions, tax treaties between jurisdictions, the manner in and extent to which it transfers funds to and repatriates funds from its subsidiaries, and future changes in the law. Because the combined company operates in multiple jurisdictions and may therefore incur losses in one jurisdiction that cannot be offset against income earned in a different jurisdiction, the combined company may pay income taxes in one jurisdiction for a particular period even though on an overall basis it incurs a net loss for that period.

        Both NTL and Telewest currently have, and the combined company will have, a U.S. holding company structure in which substantially all of their operations are in U.K. subsidiaries that are owned by one or more members of a U.S. holding company group. As a result, although the combined company does not expect to have current U.K. tax liabilities on its operating earnings for at least the medium term, the company's operations may give rise to U.S. tax on "Subpart F" income, or on repatriations of cash from the combined company's U.K. operating subsidiaries to the U.S. holding company group. Telewest does not have a significant amount of U.S. tax basis in its U.K. subsidiaries, and it will likely therefore be difficult to repatriate cash from Telewest's U.K. subsidiaries without (i) incurring U.S. tax on the amounts repatriated, (ii) using NTL's tax basis in its own U.K. subsidiaries (which basis would then not be available to avoid or reduce U.S. tax on the repatriation of cash from NTL's U.K. subsidiaries) or (iii) once the combined company begins to incur U.K. tax liabilities on its operating earnings, utilizing foreign tax credits to reduce its U.S. tax liability with respect to such repatriations. U.S. foreign tax credit rules are complex and impose significant limitations and restrictions on the use of foreign tax credits, and there can be no assurance that the combined company will generate significant foreign tax credits in the future, or that the combined company will be permitted to use such credits to reduce its U.S. tax liability even after it begins to incur U.K. tax liabilities. In addition, while NTL believes that it has substantial U.S. tax basis in its U.K. subsidiaries which may be available to avoid or reduce U.S. tax on repatriation of an equivalent amount of cash from the combined company's U.K. subsidiaries, there can be no assurance that the Internal Revenue Service will not seek to challenge the amount of such tax basis or that the combined company will be able to utilize such basis under applicable tax law. As a result, although the combined company will seek to minimize, in accordance with applicable law, its U.S. tax liability as well as its overall worldwide tax liability, there can be no assurance that the combined company will not incur material U.S. tax liabilities with respect to repatriations of cash from its U.K. subsidiaries.

Regulation of the markets in which the combined company will provide its services has been changing rapidly; unpredictable changes in U.K. and EU regulations affecting the conduct of the combined company's business, including price regulations, may have an adverse impact on its ability to set prices, enter new markets or control its costs.

        NTL and Telewest's principal business activities have historically been regulated and supervised by various governmental bodies in the U.K. and by the regulatory initiatives of the European Commission. Regulatory changes have recently occurred, and may in the future occur, at the U.K. or EU level with respect to licensing requirements, price regulation, interconnection arrangements, number portability, carrier pre-selection, the ability to provide digital services, ownership of media companies, programming, local loop unbundling, data protection, the provision of open access by U.K. cable operators to other telecommunications operators, and the adoption of uniform digital technology standards or the bundling of services. Regulatory changes relating to the combined company's activities and those of its competitors, such as changes relating to third-party access to cable networks, the costs of interconnection with other networks or the prices of competing products and services, could adversely affect the combined company's ability to set prices, enter new markets or control costs.

The combined company may not be granted rights to transmit its programming content over the internet.

        All of the contracts governing Telewest's acquired television programming grant it the right to broadcast that programming over ATV and/or DTV platforms. The combined company may not be granted any rights to transmit that programming content over the internet. Failure to obtain internet transmission rights could prevent the combined company from utilizing this content in connection with internet technologies and could result in competitors providing over the internet some of the same content the combined company will broadcast over analog and/or digital television platforms.

Provisions of the combined company's debt agreements, its stockholder rights plan, its certificate of incorporation, Delaware law and its contracts could prevent or delay a change of control of the combined company.

        The combined company may, under some circumstances involving a change of control, be obligated to repurchase substantially all of its outstanding senior notes and repay its outstanding indebtedness under its senior credit facilities and other indebtedness. The combined company or any possible acquiror may not have available financial resources necessary to repurchase those notes or repay that indebtedness in those circumstances.

        If the combined company or any possible acquiror cannot repurchase those senior notes or repay its indebtedness under its credit facilities and other indebtedness in the event of a change of control of the combined company, the failure to do so would constitute an event of default under the agreements under which that indebtedness was incurred and could result in a cross-default under other indebtedness that does not have similar provisions. The threat of this could have the effect of delaying or preventing transactions involving a change of control of the combined company, including transactions in which the combined company's stockholders would receive a substantial premium for their shares over then current market prices, or otherwise which they may deem to be in their best interests.

        Telewest's stockholder rights plan, some provisions of its second restated certificate of incorporation and its ability to issue additional shares of common stock or preferred stock to third parties without stockholder approval may have the effect, alone or in combination with each other, of preventing or making more difficult transactions involving a change of control of the combined company. In connection with the merger, the Telewest rights plan will be amended, among other things, to reduce the trigger under the plan from 25% to 15%, to eliminate the permitted offer exception (that permits a majority of non-management directors who are unaffiliated and not otherwise associated with a potential acquiror to exempt a transaction from the Telewest rights plan), to remove the ability of a majority of Telewest's board of directors to deem a beneficial owner or group of owners of 10% or more of Telewest's common stock to be an adverse person under the Telewest rights plan, and to ensure that the purchase price of a share of the preferred stock issued pursuant to the Telewest rights plan will not be adjusted as a result of the merger or the reclassification. See "Comparison of the Rights of Stockholders of NTL and Telewest—Stockholder Rights Agreement" beginning on page 187. The combined company will be subject to the Delaware business combinations law that, subject to limited exceptions, prohibits some Delaware corporations from engaging in some business combinations or other transactions with any stockholder who owns 15% or more of the corporation's outstanding voting stock for three years following the date that the stockholder acquired that interest. The terms of certain existing agreements of the combined company relating to changes of control may also have the effect of delaying or preventing transactions involving a change of control of the combined company.

Factors Relating to the Common Stock of the Combined Company

The market prices of NTL's and Telewest's common stock are subject to volatility, as well as to trends in the telecommunications industry in general, which will continue with respect to the stock of the combined company.

        The current market price of NTL's and Telewest's common stock may not be indicative of prices that will prevail in the trading markets in the future, either before or after consummation of the proposed merger. Stock prices in the telecommunications sector have historically been highly volatile, and the market price of the combined company's common stock (that is, Telewest's new common stock after the merger) could be subject to wide fluctuations in response to numerous factors, many of which will be beyond its control. These factors include actual or anticipated variations in the combined company's operational results and cash flow, its earnings releases and its competitors' earnings releases, announcements of technological innovations, changes in financial estimates by securities analysts, trading volume, market conditions in the industry and the general state of the securities markets and the market for telecommunications stocks, changes in capital markets that affect the perceived availability of capital to communications companies, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, like recessions. Trends in this industry are likely to have a corresponding impact on the price of the Telewest new common stock.

The combined company may in the future seek to raise funds through equity offerings, which could have a dilutive effect on its common stock.

        In the future, the combined company may determine to raise capital through offerings of its common stock, securities convertible into its common stock, or rights to acquire these securities or its common stock. In any case, the result would ultimately be dilutive to its common stock by increasing the number of shares outstanding. Telewest cannot predict the effect this dilution may have on the price of its common stock.

NTL and Telewest have not historically paid cash dividends on their common stock, the combined company may not be able to pay or maintain dividends, and the failure to do so could adversely affect its stock price.

        Since their inception, neither NTL nor Telewest has paid any cash dividends on its common stock. The terms of the existing indebtedness of both NTL and Telewest limit the ability of these companies to pay dividends from cash generated from operations. Likewise, the terms of the combined company's indebtedness after the merger will limit the ability of the combined company to pay dividends.

        Pursuant to the merger agreement, NTL has the option to declare and pay quarterly cash dividends up to a maximum of $15,000,000 per annum.

        NTL and Telewest cannot assure you that the combined company will pay cash dividends on its common stock, or, if the combined company begins to pay cash dividends on its common stock, that such dividends will continue to be paid.

Sales of stock by stockholders in the combined company may decrease the price of Telewest new common stock.

        Based on SEC filings to date, Ameriprise Financial Inc., or Ameriprise Financial, beneficially owned approximately 10.8%, FMR Corp. beneficially owned approximately 5.8%, Franklin Mutual Advisers beneficially owned approximately 7.8%, and Mr. Huff beneficially owned approximately 8.6% of NTL's common stock, and FMR Corp. beneficially owned approximately 8.0%, Franklin Mutual Advisers beneficially owned approximately 7.8%, and Mr. Huff beneficially owned approximately 13.2% of Telewest's common stock.

        Assuming that none of FMR Corp., Ameriprise Financial, Mr. Huff and Franklin Mutual Advisors has sold any of its or his holdings subsequent to December 14, 2005, and giving effect to the reclassification of Telewest common stock and to the exchange ratio under the merger agreement with respect to their holdings of Telewest and NTL common stock as of such date, FMR Corp. would beneficially own approximately 5.7%, Ameriprise Financial would beneficially own approximately 7.2%, Mr. Huff would beneficially own approximately 8.6%, and Franklin Mutual Advisers would beneficially own approximately 7.0% of the Telewest new common stock outstanding immediately after the merger. Some of these stockholders will also have rights, subject to various conditions, to require the combined company to file one or more registration statements covering their shares, or to include their shares in registration statements that the combined company may file for itself or on behalf of other stockholders.

        Subsequent sales by any of these stockholders of a substantial amount of Telewest new common stock may significantly reduce the market price of Telewest new common stock. Moreover, the perception that these stockholders might sell significant amounts of Telewest new common stock could depress the trading price of Telewest new common stock for a considerable period. Sales of Telewest new common stock, and the possibility of these sales, could make it more difficult for the combined company to sell equity, or equity-related securities, in the future at a time, and price, that it considers appropriate.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

        This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements. Statements in this joint proxy statement/prospectus and the other documents incorporated by reference that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act.

        These forward-looking statements, wherever they occur in this joint proxy statement/prospectus, are estimates reflecting the best judgment of the senior management of NTL and Telewest. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this joint proxy statement/prospectus. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include the following:

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  the failure to obtain and retain expected synergies from the proposed merger;

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  rates of success in executing, managing and integrating key acquisitions, including the proposed merger;

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  the ability to achieve business plans for the combined company;

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  the ability to manage and maintain key customer relationships;

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  delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed merger;

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  the ability to fund debt service obligations through operating cash flow;

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  the ability to obtain additional financing in the future and react to competitive and technological changes;

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  the ability to comply with restrictive covenants in the combined company's indebtedness;

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  the ability to control customer churn;

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  the ability to market broadband services successfully;

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  the ability to compete with a range of other communications and content providers;

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  the effect of technological changes on the combined company's businesses;

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  the functionality or market acceptance of new products that the combined company may introduce;

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  possible losses in revenues due to systems failures;

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  the ability to maintain and upgrade the combined company's networks in a cost-effective and timely manner;

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  the reliance on single-source suppliers for some equipment and software;

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  the ability to provide attractive programming at a reasonable cost;

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  the extent to which the combined company's future earnings will be sufficient to cover its fixed charges;

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  currency and interest rate risks;

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  the right to transmit the combined company's programming content over the internet; and

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  the risk factors explained in each of NTL's and Telewest's Form 10-K.

        Words such as "estimate," "project," "plan," "intend," "expect," "anticipate," "could," "target," "intend," "seek," "may," "assume," "continue," "believe," "will" and variations of these words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this joint proxy statement/prospectus and the other documents incorporated by reference.

        You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference.

        Neither NTL nor Telewest undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this joint proxy statement/prospectus might not occur.

THE COMPANIES

NTL

        NTL is one of the leading communications and content distribution companies in the U.K., providing internet access, telephone and television services to 3.3 million residential customers, including 1.6 million broadband customers. NTL also provides internet and telephone services to its residential customers who are not connected to its cable network via access to other companies' telecommunications networks and via an internet service provider operated by its subsidiary, Virgin Net Limited. NTL offers what it refers to as a "triple play" bundle of internet, telephone and television services through competitively priced bundled packages. NTL also provides a range of voice services to businesses and public sector organizations, as well as a variety of data communications solutions from high speed internet access to fully managed business communications networks and communication transport services.

        NTL's services are delivered through its wholly owned local access communications network passing approximately 7.9 million homes in the U.K. The design and capability of NTL's network provides it with the ability to offer "triple play" bundled services to residential customers and a broad portfolio of reliable, competitive communications solutions to business customers.

        NTL was incorporated in 1993 as a Delaware corporation. NTL's principal executive offices are located at 909 Third Avenue, Suite 2863, New York, New York 10022, United States, and its telephone number is (212) 906-8440. NTL's U.K. headquarters are located outside of London, England in Hook, Hampshire, United Kingdom. NTL's website is www.ntl.com and the investor relations section of its website can be accessed under the heading "Investors" where NTL makes available free of charge annual reports on Form 10-K, quarterly reports on Form 10-Q, and any amendments thereto, as soon as reasonably practical after they are filed with the SEC.

Telewest

        Telewest is a leading broadband communications and media group in the U.K., providing:

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  television, telephone and internet access services to residential customers in the U.K.;

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  voice, data and managed solutions services for businesses in the U.K.;

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  basic television channels and related services to the U.K. multi-channel broadcasting market; and

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  a wide variety of consumer products by means of auction-based televised shopping programs.

        Telewest's television and communications services are delivered through its wholly owned broadband, local access communications network, passing approximately 4.7 million homes in the U.K. Telewest's networks consist of local distribution networks, a "national network" and an internet protocol, or IP, services platform and provide high-speed interconnection and two-way interactivity with directly connected residential and business customers. Like NTL, Telewest offers the "triple play" of internet, telephone and television services to its residential customers.

        Telewest's television channels, auction-based shopping programs and related services are provided through its wholly owned subsidiaries, Flextech and sit-up. Flextech has ten genre-based entertainment channels, four of which are multi-phased versions of its other channels, and owns a 50% interest in the companies that comprise the UKTV Group, a series of joint ventures with BBC Worldwide. Together Flextech and the UKTV Group are the largest supplier of basic channels to the U.K. pay-television market. sit-up provides a wide-variety of consumer products through three interactive auction-based television channels: price drop TV, bid tv and speed auction tv.

        Telewest was incorporated in the State of Delaware on November 12, 2003, as a wholly owned subsidiary of its predecessor company, Telewest Communications. On July 13, 2004, Telewest entered into an agreement to acquire substantially all of the assets of Telewest Communications and on July 15, 2004, upon completion of Telewest Communications' financial restructuring, Telewest became the ultimate holding company for the operating companies of Telewest Communications.

        Telewest reports its operations as three separate business segments for accounting purposes: (1) the cable segment, (2) the content segment and (3) the sit-up segment. The cable segment includes those Telewest operations relating to the provision of television, telephone and internet access services to residential customers in the U.K. and voice, data and managed solutions services for businesses in the U.K.; the content segment includes those Telewest operations relating to the provision of basic television channels and related services to the U.K. multi-channel broadcasting market, excluding the operations of sit-up; and the sit-up segment includes the operations of sit-up. Telewest accounts for the UKTV Group pursuant to the equity method by recording its share of the UKTV Group's net income as a share of net income from affiliates. As a result, the UKTV Group's results of operations are not reflected in the results of operations of any of Telewest's business segments. Telewest's principal executive offices are located at 160 Great Portland Street, London, W1W 5QA, United Kingdom, and its telephone number is +44 20 7299 5000. Telewest's website is www.telewest.co.uk and the investor relations section of its website can be accessed under the heading "Investor Information" where Telewest makes available free of charge annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments thereto, as soon as reasonably practical after they are filed with the SEC.

Merger Sub

        Neptune Bridge Borrower LLC, a wholly owned subsidiary of Telewest, is a Delaware limited liability company, which was formed on December 8, 2005 for the purpose of effecting the merger.

        Upon consummation of the merger, Merger Sub will be merged with and into NTL and the separate existence of Merger Sub will cease. NTL will be the surviving corporation. However, at any time prior to the filing of the charter amendment, NTL may elect to effect the merger as a merger of NTL with Merger Sub, with Merger Sub as the surviving entity in the merger (so long as such election does not delay the merger or adversely affect the financing or the Telewest stockholders or directors).

        Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable filings under U.S. securities laws and regulatory filings made in connection with the merger.

THE MERGER

Background of the Merger

        During the 1990s, NTL and Telewest grew into the U.K.'s two largest cable companies through the acquisition of numerous local U.K. cable franchises. This growth through acquisition reflected the view of both companies' management at the time that consolidation of the U.K. cable industry was necessary for the cable industry to compete with emerging television, telecommunications and internet technologies. In order to finance these acquisitions and to fund increases in their respective network capacities, both NTL and Telewest incurred high levels of debt which proved to be unsupportable by their respective operations. NTL eventually sought bankruptcy protection in the U.S. and re-emerged in January 2003; Telewest underwent a court sanctioned restructuring in the U.K. which was completed in July 2004.

        Since their emergence from restructuring, both companies have focused on improving their operations with a view to enhancing their ability to compete effectively with other providers of multi-channel television, telecommunications and internet services. As part of this process, NTL and Telewest have focused on the technological advantages that each company believed ownership of a cable network would provide and adopted programs, such as the "dual" and "triple play" promotions, specifically designed to attract consumers across their product offerings. In addition, they each recognized, and publicly acknowledged, the importance of further consolidation of the U.K. cable industry to achieving the operational scale and national presence necessary to effectively compete with other market participants such as BSkyB (television services), BT (telephony and broadband) and Freeview (free-to-air television services), as well as the rapidly growing number of participants in the evolving multi-channel television, telecommunications and internet services markets. Given the lack of overlap in Telewest and NTL's respective networks and the competitive advantages of a combination, the companies were aware of and from time to time had internally considered, and the marketplace in general had speculated about, the possibility of a combination of Telewest and NTL.

        Because of the similarity of their businesses and the absence of direct competition due to the lack of overlap in their respective cable networks, NTL and Telewest cooperate in certain areas of their business, including in respect of their "Front Row" joint venture, a cable-only movie, sports and special events pay-per-view television service. This cooperation results in contacts between NTL and Telewest executives at many levels of their respective organizations. During the course of these contacts, matters relating to a combination may have arisen, but NTL and Telewest believe the summary below describes all material contacts between them relating to the merger.

        Following the emergence of NTL from bankruptcy and the restructuring of Telewest, with the relative financial stability in the U.K. cable industry, both companies recognized that a transaction between NTL and Telewest could occur at any time given the competitive advantages of further consolidation in the U.K. cable industry, the strategic rationale for combining the two companies and the continued speculation in the press about a future transaction. Accordingly, each of Telewest and NTL independently began to prepare for the possibility of a transaction, including discussing the possibility with their respective directors and advisors or potential advisors. In this regard, NTL began working with Goldman Sachs, who was also acting as financial advisor to NTL in connection with the sale of its broadcast business, and NTL retained Davis Polk as to U.S. law matters, Travers Smith as to English law matters, and Ashurst as to antitrust and regulatory matters.

        During the fall of 2004, Anthony (Cob) Stenham, Chairman of Telewest, had several informal discussions with Simon Duffy, Chief Executive Officer of NTL, and James Mooney, Chairman of NTL, during which they discussed the potential benefits to NTL, Telewest and the U.K. cable industry of a possible merger between Telewest and NTL.

        During the fall of 2004, the market price of Telewest's common stock increased significantly relative to the market price of NTL's common stock. NTL's senior management considered this price movement to be attributable in large part to increased market speculation regarding a possible transaction between the two companies. Because, at this time, NTL was contemplating that any transaction would involve solely or primarily stock consideration, by the beginning of 2005, NTL's senior management questioned whether to pursue further discussions with Telewest at that time. In mid-January 2005, NTL concluded that it had no current interest in pursuing a possible business combination with Telewest at that time, although the topic was discussed on a few occasions thereafter in the course of ongoing contacts between Mr. Mooney and Mr. Duffy, on the one hand, and Mr. Stenham, on the other hand.

        In March 2005, after discussion with the NTL board of directors, the NTL management team, together with its financial and legal advisors, began to re-examine the merits of a potential business combination between Telewest and NTL, particularly if the consideration was to consist solely or primarily of cash. On March 23, 2005, the board of directors of NTL held a meeting during which the NTL management team and representatives of Goldman Sachs made a general presentation regarding a potential transaction. At the meeting it was agreed that a representative of NTL should approach a representative of Telewest to find out whether Telewest would be interested in engaging in preliminary discussions concerning the feasibility of a potential transaction.

        On April 1, 2005, a representative of NTL contacted a representative of Telewest proposing that NTL and Telewest execute a confidentiality agreement as a prelude to commencement of discussions regarding a potential transaction. On April 5, 2005, Mr. Stenham informed Mr. Duffy that Telewest wished to defer considering whether to sign a confidentiality agreement and subsequent discussions until after the next scheduled meeting of the Telewest board of directors on May 9, 2005.

        During the spring of 2005, Telewest's management interviewed financial and legal advisors with respect to a potential transaction with NTL. The Telewest board decided in early May, after interviewing several potential financial advisors, to retain Deutsche Bank and Rothschild as financial advisors and Sullivan & Cromwell as legal advisor. Also in early May, two Telewest directors employed by Huff Asset Management, Messrs. McGuiness and Connors, advised the Telewest board that they would recuse themselves from board discussions and deliberations regarding a potential transaction with NTL at that meeting and future meetings of the Telewest board. They did so because the Huff Entities and the Huff Clients owned a significant equity interest in NTL and two members of the NTL board of directors were affiliated with Huff Asset Management. From this time forward, Telewest's non-executive directors (other than Messrs. McGuiness and Connors) generally conferred weekly with Mr. Stenham regarding developments of a potential NTL transaction.

        In early May 2005, it was determined that it would be appropriate for one of the members of the NTL board of directors, Mr. David Elstein, to recuse himself from board discussions and deliberations regarding a potential transaction with Telewest, on the basis that if Telewest (or following a transaction between NTL and Telewest, the combined company) were to sell, or enter into another strategic transaction with respect to, the Telewest content business, Sparrowhawk Investments, a company of which Mr. Elstein is the non-executive chairman, might be a potential bidder or strategic partner for the Telewest content business.

        On May 19, 2005, the board of directors of NTL convened a meeting during which the NTL management team and representatives of Goldman Sachs updated the directors on their evaluation of the potential transaction. The two members of the NTL board of directors affiliated with Huff Asset Management, Messrs. Huff and Banks, decided to recuse themselves from further board discussions and deliberations regarding a potential transaction with Telewest at that meeting and future meetings of the NTL board, on the basis that the Huff Entities and the Huff Clients owned a significant equity interest in Telewest and that two members of the Telewest board of directors were affiliated with Huff Asset Management.

        On May 24, 2005, Mr. Duffy met with Mr. Stenham regarding the commencement of negotiations regarding a potential business combination between the two companies. On May 27, 2005, Telewest and NTL entered into a mutual confidentiality agreement, which included customary standstill provisions. In late May, representatives of NTL and Telewest began to discuss in detailed terms the process for deciding whether a transaction was achievable on terms acceptable to both companies. At this time it was agreed that Telewest would make available limited due diligence materials sufficient to permit NTL to put forward a proposed transaction price and structure. More detailed due diligence would be conducted if the price and structure appeared to be in a range that could lead to a negotiated transaction.

        During June 2005, members of the senior management of NTL and Telewest, along with their respective financial and legal advisors held numerous meetings and joint conference calls regarding a potential transaction. This initial due diligence was focused on regulatory matters, accounting, tax and financial matters, the Telewest content business, Telewest's business model and organizational and personnel matters.

        On June 29, 2005, the board of directors of NTL held a telephonic meeting during which Mr. Mooney and other members of NTL's management team updated the directors on the status of discussions with Telewest and reviewed and discussed considerations related to the potential transaction, including matters related to valuation and certain tax matters resulting from Telewest's corporate structure. After discussion, the NTL board of directors authorized management to make a non-binding proposal to Telewest regarding a transaction in which NTL would pay $15.75 per Telewest share for the cable segment of Telewest, on the assumption that prior to the consummation of this transaction, Telewest would have disposed of its content business through a U.K. public offering, subject to the retention of a 30.1% ownership interest at NTL's option, with Telewest shareholders entitled to receive, in addition to the $15.75 per share, the per-share value of the net proceeds of the content public offering plus any retained ownership interest in the content business.

        On July 1, 2005, Mr. Duffy met with Mr. Stenham and presented the proposal described above. On July 12, 2005 Telewest's board of directors responded to NTL's proposal indicating that it considered the appropriate cash price for the Telewest cable business, reflecting the value of that business and an appropriate sharing of the synergies arising from combining it with the NTL business, to be $21 per share. The Telewest board also indicated that Telewest was prepared to accept the requirement that it dispose of its content business with the value being paid to Telewest shareholders, but if it did so it would want to sell 100% of that business if doing so would maximize its value. At this time, the Telewest board of directors decided to initiate a process that could result in the divestiture of the content business, a possibility that had been under review for some time.

        Throughout the balance of July, representatives of Telewest and NTL and their respective financial and legal advisors held numerous meetings and joint conference calls regarding, among other things, Telewest's projections and NTL's assessment of those projections, the tax issues arising from Telewest's and NTL's respective tax positions, both on a stand alone basis and in the context of a transaction, the value of the content business to a combined Telewest-NTL cable business and issues regarding rights of BBC Worldwide that would be triggered in the event of the indirect transfer of Telewest's interests in the UKTV Group where the transaction was structured as an acquisition of Telewest by NTL. During this time, Telewest also explored the possible consequences of remaining independent, both with and without the sale of its content business. Telewest also worked with its financial advisors during this period to estimate the possible price that a private equity firm might pay for Telewest. Separately, NTL reconsidered its position regarding Telewest's content business and decided to pursue a transaction in which it acquired 100% of Telewest's content business, recognizing that it could be an important strategic asset, and that the combined company would have a number of future options relating to the business, including retaining 100% ownership, strategic partnerships or partial divestment.

        Following consultation with members of the NTL board of directors, on August 6, 2005, Mr. Mooney telephoned Mr. Stenham and presented a revised non-binding proposal to Telewest. This proposal was for the acquisition of both the cable and content businesses of Telewest for a price equal to $23 per share, consisting of approximately 70% in cash and 30% in shares of NTL common stock. According to this proposal, the closing of a transaction would be conditioned upon the receipt by NTL of a private letter ruling from the U.S. Internal Revenue Service as to the tax treatment of a proposed internal restructuring transaction that would permit the financing of some or all of the cash portion of the transaction consideration to be incurred at the level of the combined company's U.K. operating group level rather than at the level of its U.S. holding group, potentially resulting in lower financing costs for NTL. Telewest responded a few days later by indicating that an IRS ruling closing condition would be unacceptable, the proposed $23 price was too low, it was willing to accept additional NTL equity to improve the aggregate consideration and it was proceeding with its plans with respect to the potential divestiture of its content business. On August 10, 2005, representatives of Deutsche Bank, acting at the direction of Telewest indicated to representatives of Goldman Sachs that they believed the Telewest board of directors would likely support an unconditional $24 per share offer.

        Until late August, Telewest and NTL were unable to agree on a price. On August 12, 2005, the NTL board of directors held a meeting at which the NTL management team and NTL's advisors made a detailed presentation as to the status of the proposed transaction and the negotiations with Telewest and discussed proposed terms of a possible revised proposal to be made to Telewest. At the end of the meeting, the non-executive directors who were attending had a separate session regarding the proposed transaction with representatives of Davis Polk.

        On August 15, 2005, NTL retained Evercore to render a second fairness opinion with respect to the consideration payable in a potential transaction. On August 18, 2005, NTL proposed a purchase price equal to $16.25 in cash without interest plus 0.115 shares of NTL common stock for each share of Telewest common stock. On August 25, 2005, the board of directors of NTL held a meeting in New York during which Mr. Mooney and other members of the NTL management team updated the directors on the status of negotiations with Telewest.

        On August 25, 2005, the board of directors of Telewest held a meeting and concluded, after conferring with their financial and legal advisors as well as Telewest management, that the risks of continuing to seek an enhanced proposal from NTL and in particular the risk that NTL might break off negotiations outweighed the benefits likely to be achieved by continuing to seek a higher price. The Telewest board authorized Telewest management to advise NTL that Telewest was prepared to proceed with more detailed due diligence and negotiation of definitive agreements, on the basis of a per-share purchase price equal to $16.25 in cash without interest plus 0.115 shares of NTL common stock.

        Throughout September, Telewest and NTL completed their respective due diligence investigations. Representatives of the two companies also discussed the future composition of NTL management and the NTL board of directors, NTL's financing and the terms of the merger agreement, the initial draft of which was distributed by Davis Polk to Sullivan & Cromwell on September 8, 2005. Negotiation of the merger agreement focused primarily on NTL's flexibility to conduct its business and engage in transactions before closing, the termination provisions, the amount and circumstances under which termination fees should be payable and transaction conditionality. Regarding transaction conditionality, the parties discussed, among other things, whether Telewest should be required to take the merger agreement to a shareholder vote before being able to terminate the merger agreement (a "force the vote" provision), whether receipt of a consent or waiver from BBC Worldwide with respect to Telewest's interests in the UKTV Group should be a condition to the merger and the undertakings NTL would be required to give in order to secure relevant regulatory approvals, including whether

NTL would be required to accept access by third parties to its or Telewest's network infrastructure to enable those third parties to offer products to its or Telewest's customers ("forced access") or to sell all or a substantial portion of Telewest's content business, both of which were undertakings that NTL senior management was not prepared to accept.

        On September 27, 2005, a meeting of the Telewest board of directors was convened to update the directors on the progress of the status of negotiations and the due diligence process. At the meeting, Telewest management presented a summary of their and their advisers' due diligence findings. Mr. Stenham indicated that NTL was insisting on significant flexibility to operate its business and even enter into business transactions outside of the ordinary course during the period between signing and closing.

        On September 29, 2005, the NTL board of directors convened for an update from NTL's management and its financial and legal advisors regarding the status of the transaction. Representatives of Davis Polk reviewed the directors' fiduciary duties to NTL's shareholders in respect of the transaction and summarized the terms of the merger agreement and the issues that remained outstanding. NTL's management team discussed the results of the due diligence process undertaken by NTL and its advisors, including various tax, accounting and litigation matters and the agreements between Telewest and BBC Worldwide relating to the UKTV Group, and the current status of the proposed financing for the transaction. Representatives of Goldman Sachs then discussed their work on the financial aspects of the transaction, including in respect of the consideration, synergies, financing, valuation of Telewest's cable and content businesses and the structuring of the transaction. Representatives from Evercore then discussed their work on the valuation of Telewest's cable and content businesses, sensitivities relating to these valuations, deal benefits and other metrics related thereto. The non-executive directors then conducted a separate session regarding the transaction with representatives of Davis Polk and Evercore, and then solely with Davis Polk. At the conclusion of the discussion, the non-executive directors determined that they were supportive of the transaction.

        On September 30, 2005, the non-executive directors of Telewest convened telephonically to receive an update from Mr. Stenham as to status of Telewest's due diligence on NTL and the negotiations, including discussions relating to board composition. Mr. Stenham stated that the companies had made significant progress on the terms of the merger agreement and that no issues had arisen as a part of the due diligence process that would change Telewest's valuation of the NTL stock portion of the consideration. He further noted that the companies had also made significant progress on management issues, and that NTL had agreed that certain key members of the Telewest management team would be offered meaningful positions in the combined company.

        On October 1, 2005, the Telewest board of directors (including Messrs. McGuiness and Connors) convened to hear the latest update from Telewest management and its financial and legal advisors as to the status of the transaction. Mr. Stenham informed the directors that most of the larger issues had been resolved. In particular, he noted that the parties had agreed that so long as any transaction entered into by NTL did not require a stockholder vote or, in limited circumstances, did not materially delay the consummation of the transaction between NTL and Telewest, NTL would be permitted to engage in those transactions. In addition, he noted that NTL was no longer requiring that the consent and waiver of BBC Worldwide be a condition to signing or closing. However NTL was being given a right, with no effect on the economics for Telewest stockholders, to cause the transaction structure to be modified as a reverse merger so that Telewest would be the resulting parent company, which would not trigger the rights of BBC Worldwide with respect to Telewest's interests in the UKTV Group. Representatives of Sullivan & Cromwell then summarized the terms of the merger agreement and indicated the points that remained open. The directors were most concerned with the "force the vote" provision that would require Telewest for a six month period following the execution of the merger agreement to be required to hold a stockholder meeting for the purpose of causing the Telewest stockholders to vote on the NTL proposal even if another bidder had made a proposal that was economically superior to the NTL proposal. At that time Messrs. McGuiness and Connors excused themselves from the meeting.

        Following this discussion, representatives of Deutsche Bank made a presentation to the Telewest board of directors and rendered to the Telewest board of directors its oral opinion (confirmed by delivery of a written opinion dated October 2, 2005) to the effect that, as of the date of the opinion and based on and subject to the matters stated in such opinion, the $16.25 in cash without interest and 0.115 of a share of NTL common stock to be received by the holders of Telewest common stock (other than affiliates of NTL, if any) in respect of each share of Telewest common stock was fair, from a financial point of view, to such holders. Representatives of Rothschild then made a presentation to the Telewest board of directors and rendered to the Telewest board of directors its oral opinion (confirmed by delivery of a written opinion dated October 2, 2005) to the effect that, as of the date of the opinion and based on and subject to the matters stated in such opinion, the $16.25 in cash without interest and 0.115 of a share of NTL common stock to be received by the holders of Telewest common stock (other than affiliates of NTL, if any) in respect of each share of Telewest common stock was fair, from a financial point of view, to such holders. Following these presentations the management directors and representatives of Deutsche Bank excused themselves from the meeting and the non-executive directors discussed the advisability of proceeding with the merger. They unanimously supported proceeding and asked the management directors to return. After further considering numerous factors, including those set forth below under the caption "Reasons for the Recommendation of the Telewest Board of Directors; Factors Considered", the Telewest board of directors resolved to adopt the merger agreement in the form substantially presented to them at the meeting. They further instructed Telewest management to attempt to have the "force-the-vote" provision removed.

        Following the meeting, Telewest continued to negotiate the terms of the merger agreement with NTL and during those discussions the parties discussed, subject to NTL board approval, a proposal for NTL to agree to drop the "force-the-vote" provision in exchange for a longer period of time in which to respond to a superior proposal, a higher, two-tiered break-up fee and other compromises including that NTL would not be required to accept forced access or a sale of all or a substantial portion of Telewest's content business to obtain regulatory approval for the merger.

        On October 2, 2005, the NTL board of directors convened to hear the latest update from NTL's management and its financial and legal advisors regarding the status of the transaction. Representatives of Davis Polk reviewed the directors' fiduciary duties to NTL's stockholders and updated the board on the changes to the merger agreement since the previous board meeting, referring them to the summaries of the merger agreement and related documents. Among other things, it was noted that while receipt of a consent or waiver from BBC Worldwide would not be a condition to signing or closing, NTL had been given a right, with no effect on the economics for Telewest stockholders, to cause the transaction structure to be modified as a reverse merger so that Telewest would be the resulting parent company. It was also noted that Telewest continued to strongly resist a "force-the-vote" provision and that, based on further discussions with Telewest, NTL management was proposing to agree to drop the "force-the-vote" provision in exchange for a longer period of time in which to respond to a superior proposal, a higher, two-tiered break-up fee and that NTL would not be required to accept "forced access" or a sale of all or a substantial portion of Telewest's content business to obtain regulatory approval for the merger. NTL's management then summarized the terms and conditions of the financing commitments which had been obtained.

        Following this discussion, representatives of Goldman Sachs provided an update on their work on the financial aspects of the transaction, presenting the final version of their report to the board. They then explained Goldman Sachs' fairness opinion (which was confirmed by delivery of a written opinion dated October 2, 2005), concluding that, as of October 2, 2005, the aggregate consideration to be paid by NTL for each share of Telewest common stock is fair from a financial point of view to NTL. Representatives of Evercore then provided an update on their work on the financial aspects of the transaction, presenting the final version of their report to the board. They then explained Evercore's fairness opinion (which was confirmed by delivery of a written opinion dated October 2, 2005), concluding that, as of October 2, 2005, the aggregate consideration to be paid by NTL for each share of Telewest common stock is fair from a financial point of view to NTL.

        The non-executive directors then conducted a separate session regarding the transaction with representatives of Davis Polk and Evercore, and then solely with Davis Polk. At the conclusion of the discussion, these directors approved the merger agreement and the transactions contemplated thereby. The executive directors and other members of senior management then rejoined the meeting, along with Goldman Sachs and Evercore, and, having considered numerous factors, including those set forth below under the heading "—NTL's Recommendation of and Reasons for the Merger" beginning on page 86, the NTL board of directors resolved to adopt the merger agreement in the form substantially presented to them at the meeting.

        During the course of the process, representatives of NTL and Telewest engaged in discussions, from time to time, with representatives of Huff Asset Management regarding the proposed transaction. In September, representatives of NTL discussed with representatives of Huff Asset Management whether Huff Asset Management, in its capacity as a stockholder of NTL and Telewest, would enter into one or more agreements to vote in favor of the transaction and as to certain other matters. On October 1, 2005, a representative of Huff Asset Management responded that, for a variety of reasons not necessarily relating to the transaction, Huff Asset Management would not agree to a voting commitment with respect to the proposed transaction. The representative did, however, preliminarily indicate that Huff Asset Management would be willing to enter into a letter agreement on behalf of itself and its affiliates to make such filings, if any, as might be required to be made by them with the SEC pursuant to the U.S. securities laws and regulations in connection with the proposed transaction. On October 2, 2005, subsequent to the NTL board of directors meeting, representatives of Huff Asset Management indicated that in connection with these matters Huff Asset Management wanted the letter agreement to provide registration rights with respect to the shares of NTL common stock Huff Asset Management and its affiliates would receive as stockholders of Telewest in the proposed transaction and certain other shares of NTL common stock that they own. Davis Polk and the non-executive directors of NTL then discussed the proposal and the non-executive directors approved the letter agreement, including the registration rights. A second meeting of the NTL board of directors was then convened at which the directors approved the letter agreement, including the registration rights. Later that same day, NTL and Huff Asset Management entered into the letter agreement. This letter agreement was subsequently terminated, as it was determined to no longer be necessary after the original merger agreement was amended and restated.

        On October 2, 2005, NTL and Telewest executed the original merger agreement, which provided for the merger of a wholly owned subsidiary of NTL into Telewest with the result that Telewest would become a wholly owned subsidiary of NTL.

        On October 3, 2005, NTL and Telewest issued a joint press release announcing the merger.

        From September to November 2005, representatives of NTL and Telewest held several meetings with senior executives at BBC Worldwide regarding the UKTV Group joint venture generally as well as to seek BBC Worldwide's consent to or waiver of its rights in the event of the indirect transfer of Telewest's interest in the UKTV Group. Based on these meetings, NTL management was of the view that there was significant uncertainty as to whether it would be able to obtain a consent or waiver from BBC Worldwide.

        During this period, representatives and advisors of NTL commenced a detailed analysis of the implications, including in relation to the financing and for U.S. and U.K. tax purposes, of NTL exercising its rights under the original merger agreement to effect the transaction by causing NTL to be merged with and into a wholly owned subsidiary of Telewest whereupon NTL would become a wholly owned subsidiary of Telewest, or a reverse merger, in order to, among other things, not trigger the rights of BBC Worldwide with respect to Telewest's interest in the UKTV Group. In the course of this analysis, NTL and its advisors identified a number of potential benefits of electing to effect the transaction as a reverse merger. During the second half of November, NTL's representatives and advisors discussed with Telewest's representatives and advisors the fact that NTL was considering exercising its right to effect the transaction as a reverse merger and the implications of doing so.

        On November 22, 2005, the NTL board of directors convened to review the progress of the transaction with NTL's management and its financial and legal advisors, including a discussion of the reverse merger structure.

        In late November 2005, NTL advised Telewest that NTL was considering exercising its right under Section 11.06 of the original merger agreement to cause Telewest to be the surviving parent company in the combination of NTL and Telewest. On November 23, 2005, NTL's counsel provided a draft of the merger agreement reflecting this structural change and counsel to NTL and Telewest negotiated the merger agreement between that date and December 14, 2005.

        On December 5, 2005, the NTL board of directors convened to review the progress of the transaction with NTL's management and its financial and legal advisors. The management team provided an update on discussions with BBC Worldwide regarding a potential consent or waiver of its rights under the UKTV Group joint venture agreements, and an overall review of the implications of NTL exercising its right to effect the transaction as a reverse merger, including on the financing. Representatives of Davis Polk then described the proposed transaction structure, the consideration to be received by Telewest and NTL stockholders and the terms of the draft amended and restated merger agreement. Representatives of Goldman Sachs and Evercore then provided an update regarding valuation and indicated that, if asked, they would be prepared to render new fairness opinions under the new structure.

        On December 6, 2005, and December 12, 2005, the Telewest board of directors met to discuss the possibility that NTL would elect to restructure the original merger so that Telewest would be the surviving parent company. At these meetings directors heard presentations from their legal and financial advisors regarding the consequences of the revised transaction structure and NTL's right to elect such a structure. During these meetings each of Deutsche Bank and Rothschild separately indicated that they had been requested by Telewest management to be prepared to deliver updated fairness opinions to the Telewest board of directors in the event NTL elected to restructure the original merger agreement. Each indicated that based upon the information available to it at the time (December 6, in the case of Rothschild, and December 12, in the case of Deutsche Bank) and then-current market conditions and trading prices, it believed that, if requested to do so, it would be able to reconfirm its earlier opinion as of the date of a new merger agreement reflecting the revised transaction structure. Telewest management updated the board on business developments at each of Telewest and NTL and discussed current trends with directors. After considering the information presented, the Telewest board of directors resolved to authorize certain of the senior executives to execute the merger agreement, subject to receipt of a request from NTL to do so and receipt of opinions from each of Deutsche Bank and Rothschild.

        On December 13, 2005, the NTL board of directors convened to hear the latest update from NTL's management and its financial advisors regarding the transaction and the proposal for NTL to exercise its right to effect the transaction as a reverse merger. Representatives of Davis Polk reviewed the directors' fiduciary duties to NTL stockholders and updated the board on the proposed transaction structure, including the proposal to adjust the exchange ratios with respect to Telewest new common stock to be received in the reclassification and the merger as if NTL had undertaken a 2.5 for 1 stock split, and the draft amended and restated merger agreement. Representatives of Goldman Sachs and Evercore then provided an update regarding valuation and indicated that, if asked, they would be prepared to render new fairness opinions under the new structure. The non-executive directors then conducted a separate session regarding the proposed transaction with representatives of Davis Polk. At the conclusion of these discussions, these directors approved, subject to receipt of fairness opinions from each of Goldman Sachs and Evercore, the exercise by NTL of the right to effect the transaction as a reverse merger, the amended and restated merger agreement, and the transactions contemplated thereby and in connection therewith. The executive directors and other members of senior management then rejoined the meeting, along with Goldman Sachs and Evercore, and the NTL board of directors approved, subject to receipt of the new fairness opinions, the exercise by NTL of the right to effect the transaction as a reverse merger, the amended and restated merger agreement, and the other related transactions, and authorized senior executives of NTL, subject to receipt of the new fairness opinions, to execute and deliver the notice to Telewest, the amended and restated merger agreement, and the related other agreements.

        On December 14, 2005, NTL sent Telewest a notice pursuant to Section 11.06 of the original merger agreement. Also on that date Deutsche Bank and Rothschild delivered their respective opinions to the Telewest board of directors and Goldman Sachs and Evercore delivered their respective opinions to the NTL board of directors.

        On December 14, 2005, NTL and Telewest executed an amended and restated merger agreement, which provided for the merger of a wholly owned subsidiary of Telewest into NTL with the result that NTL would become a wholly owned subsidiary of Telewest.

        On December 15, 2005, NTL issued a press release announcing the revised merger.

        On January 30, 2006, NTL and Telewest entered into amendment no. 1 to the merger agreement that provided for, among other things, the change in the combined company's name from "Telewest Global, Inc." to "NTL Incorporated" to occur immediately after the effective time of the merger by way of a merger of a wholly owned subsidiary of the combined company incorporated in the State of Delaware with and into the combined company, and for certain additional amendments to the Telewest rights plan.

Recommendation of the Telewest Board of Directors

        The Telewest board of directors, other than those directors who are also employees of Huff Asset Management (who recused themselves from deliberations and approvals relating to the merger and the merger agreement), have determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of Telewest's stockholders (other than any affiliates of NTL) and have approved the merger agreement, the charter amendment and the transactions contemplated by the merger agreement and the charter amendment.

        The Telewest board of directors recommends a vote "FOR" the proposals to (i) approve the charter amendment and (ii) authorize the issuance of Telewest new common stock in the merger.

Reasons for the Recommendation of the Telewest Board of Directors; Factors Considered

        In the course of making its decision to approve the merger, the original merger agreement and the merger agreement and recommend that the Telewest stockholders vote for the charter amendment and issuance of shares of Telewest new common stock in the merger, the Telewest board of directors, other than those directors who are also employees of Huff Asset Management (who recused themselves from deliberations relating to the merger and the merger agreement), considered a number of factors, including the following:

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  The value of aggregate per share transaction consideration represented a premium to the trading price of Telewest common stock prior to the date of the original merger agreement, and because the directors believed the pre-announcement trading price was affected to some extent by market expectations that Telewest would be acquired by NTL, they understood that some portion of the premium likely was included in the then-current trading price of Telewest common stock. The $16.25 in cash without interest and 0.2875 shares of Telewest new common stock offered in respect of each share of Telewest common stock represented, based upon the September 30 closing price of NTL common stock:

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    a premium of approximately 4.3% over the closing price of a share of Telewest common stock on the last trading day prior to the announcement of the proposed original merger;

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    a premium of approximately 5.1% over the closing price of a share of Telewest common stock three months prior to the announcement of the proposed original merger, or June 30, 2005;

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    a premium of approximately 35.4% over the closing price of a share of Telewest common stock six months prior to the announcement of the proposed original merger, or March 30, 2005; and

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    a premium of approximately 106.0% over the closing price of a share of Telewest common stock 12 months prior to the announcement of the proposed original merger, or September 30, 2004.

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  The Telewest board of directors viewed the combination of cash and stock as attractive because it would permit Telewest stockholders to receive cash for a portion of their investment, giving them an opportunity to lock in a portion of the gains realized since the restructuring of Telewest Communications, Telewest's predecessor, which was completed in July, 2004, while continuing to share significantly in the opportunities—and risks—of the U.K. cable business and the combination of NTL and Telewest.

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  The Telewest board of directors believed there were both short-term and long-term business and market risks associated with remaining an independent company that made it advisable to combine with NTL at this time.

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  The Telewest board of directors recognized the business logic of combining the Telewest and NTL businesses to create a larger, more effective competitor to BSkyB, BT and others. The Telewest board of directors also believed that, to the extent consideration was payable in NTL shares in the original merger agreement or Telewest new common stock in the merger agreement, Telewest stockholders would benefit from effecting that combination at a time when the value of Telewest relative to NTL was high. While recognizing it could not be certain that the summer of 2005 was that time, the Telewest board of directors believed Telewest had achieved significant relative gains in value versus NTL and that there were risks that the value of NTL would begin to increase relative to Telewest because of NTL's implementation of (1) some of the operating strategies that had facilitated Telewest's relative value gains and (2) its strategy to integrate its businesses, and, as a result, some of the gains by Telewest in relative value versus NTL could begin to decline.

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  The Telewest board of directors believed that Telewest was facing increasingly focused competition in all its business segments.

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  The Telewest board of directors recognized that Telewest's current U.S. holding company structure, combined with its low U.K. effective tax rate as a result of historic tax losses, would give rise to U.S. tax liabilities if and when Telewest repatriates cash from its U.K. operating subsidiaries to its U.S. holding company. Although it could take actions to mitigate these effects, this structure would impose additional costs for Telewest were it to pay dividends or engage in share repurchases in the future.

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  The Telewest board of directors believed that Telewest had obtained the highest consideration NTL was prepared to offer and that further discussions regarding increasing the pricing terms of the proposed merger likely would result in NTL breaking off negotiations.

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  The Telewest board of directors believed that the value of the stock component of the transaction consideration should benefit from the synergies available as a result of the merger. More specifically, the directors believed that a combined company would benefit from cost reductions and economies of scale because, following the merger, the combined company would have a national footprint as opposed to the more limited reach of each company as a regional provider. In addition, the Telewest board of directors believed that the stock component of the transaction consideration could also increase in value as a result of improvements to NTL's business operations as it increases its focus on selling voice, data and video "triple play" packages and makes other operational improvements.

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  The Telewest board of directors considered the terms and conditions of the merger agreement, including provisions that permit Telewest to respond to any unsolicited superior proposals that might be made. Specifically, they considered that the merger agreement permits Telewest to furnish information to, and enter into discussions with, third parties in response to unsolicited written proposals regarding a competing transaction if the Telewest board of directors determines in good faith, after consultation with outside legal counsel, that such action is necessary in order for the directors to comply with their fiduciary duties. For additional information, see "The Merger Agreement" beginning on page 133.

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  The Telewest board of directors considered other terms of the merger agreement regarding competing proposals, including the ability of Telewest to terminate the merger agreement and accept a financially superior proposal under certain specified conditions, subject to the payment to NTL of a fee of $215,000,000.

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  The Telewest board of directors considered the separate opinions of Deutsche Bank and Rothschild to the effect that, as of December 14, 2005, and based upon and subject to the factors and assumptions set forth in the respective opinions, the transaction consideration described in the respective opinions to be received by holders of Telewest common stock in respect of each share of Telewest common stock pursuant to the charter amendment and the merger was fair from a financial point of view, to such holders, other than affiliates of NTL, if any. See "—Opinions of Telewest's Financial Advisors to the Telewest Board of Directors" beginning on page 60 of this joint proxy statement/prospectus for additional information.

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  The Telewest board of directors considered the fact that Telewest and its advisors did not actively solicit indications of interesting from other parties who might be interested in engaging in a transaction with Telewest prior to the execution of the merger agreement. In this regard the Telewest board of directors considered, among other factors:

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  that there had been rumors published for an extended period of time speculating that NTL was considering making a bid for Telewest, but, prior to the date of the original merger agreement, Telewest had not been approached by another bidder;

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  the advice of their financial advisors that, considering the expected value of the synergies that would result from a merger of NTL and Telewest, private equity bidders were unlikely to be able to pay as much as NTL was proposing and strategic buyers were unlikely to be interested in Telewest alone;

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  the belief of the Telewest board of directors, based in part on the two factors described immediately above, that it should be able to achieve a higher value in a negotiated transaction with NTL than through an auction process;

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  the risk that Telewest pursuing an auction might cause NTL to terminate its discussions with Telewest; and

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    the fact that the merger agreement permits Telewest, under certain circumstances, to receive and negotiate alternative proposals and to terminate the merger agreement to accept a superior proposal.

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  The Telewest board of directors considered the preliminary indications of value it received in connection with its exploration of strategic alternatives regarding Telewest's content business and believed that the merger consideration offered by NTL included an amount that represented a valuation of the content business within the range resulting from that process. In addition, the Telewest board of directors also considered that the merger permitted the combined Telewest/NTL to retain the Telewest content business and extend the benefits of content ownership across a larger distribution platform.

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  The Telewest board of directors considered the likelihood of completion of the merger, taking into account the merger agreement conditions to closing, NTL's incentives to complete the merger and NTL's financing commitments.

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  The Telewest board of directors considered the fact that some directors and officers have interests in the merger as individuals in addition to, and that are different from, their interests as Telewest stockholders. See "The Merger—Background of the Merger" and "The Merger—Interests of Certain Persons in the Merger" beginning on pages 48 and 116, respectively, of this joint proxy statement/prospectus for additional information.

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  The Telewest board of directors considered the procedures and processes followed by the Telewest board of directors in negotiating the merger, including that the directors of Telewest who were also employees of Huff Asset Management did not participate in the deliberations or determinations made by the Telewest board of directors in connection with the merger agreement or the merger.

        The Telewest board of directors also considered countervailing factors in its deliberations concerning the merger, including:

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  The possibility that the relative value of Telewest as compared to NTL might continue to increase if a transaction were further delayed.

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  The possibility that the merger might not be completed, or that the merger might be unduly delayed, and the potential adverse consequences to Telewest's business as a result of the pendency of the merger and attendant operational disruption and employee concerns.

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  The fact that Telewest did not conduct an auction prior to entering into the merger agreement, as described above.

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  The risk that the potential synergy and other benefits of the merger might not be fully realized or that such benefits will be offset by the effects of the many management challenges of combining Telewest and NTL.

        In deciding to approve the merger agreement, the Telewest board of directors also considered that the terms of the original merger agreement gave NTL the right to revise the structure of the merger so that Telewest was the surviving parent company and that the merger agreement terms were consistent with NTL's exercise of that right. The Telewest board of directors recognized that there can be no assurance about future results, including results expected or considered in the factors listed above. The Telewest board of directors concluded, however, that the potential advantages outweighed the potential risk of completing the transaction.

        In deciding to recommend that Telewest stockholders vote in favor of the charter amendment and the issuance of shares of Telewest new common stock in the merger, the Telewest board of directors considered reports, which they believe to be credible, that private equity firms are preparing to make a proposal to acquire the combined company. The Telewest board of directors recognizes that if such a proposal is made it could be at a price that would attribute a higher value for Telewest than is implied by the aggregate transaction consideration being received by Telewest stockholders in the transaction. However, the Telewest board of directors considered the uncertainties inherent in whether a private equity proposal will emerge, whether such a proposal would be successful, and what price would be offered in any such proposal. They also considered that Telewest has received no approach from any third party for a stand-alone transaction, indicating that the combination of Telewest and NTL is necessary to create the possibility of a potentially attractive private equity proposal. As a result, the Telewest board of directors believed that any value foregone by Telewest stockholders likely is available only if the proposed merger occurs. The Telewest board of directors also considered their belief that they had, at the time the original merger agreement was entered into, obtained as high an aggregate transaction consideration as NTL was prepared to offer and their belief that there is value to the certainty of being able to receive cash for a portion of the equity interests in Telewest while retaining an equity interest in the combined company. Based on these considerations, the Telewest board of directors concluded that the possibility of a private equity proposal did not warrant a withdrawal of their recommendation of the charter amendment and the issuance of shares of Telewest new common stock in the merger either as an effort to prevent these transactions from occurring or as part of an effort to negotiate for a greater aggregate transaction consideration.

        The foregoing discussion of the information and factors considered by the Telewest board of directors is not exhaustive, but includes all material factors considered by the Telewest board of directors. In view of the wide variety of factors, both positive and negative, considered by the Telewest board of directors, the Telewest board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise seek to assign relative weights to the specific factors that it considered in reaching its determination that the merger agreement and the merger, are fair to and in the best interests of Telewest's stockholders. Rather, the Telewest board of directors viewed its determinations as being based upon the judgment of its members, in light of the totality of the information presented and considered, including the knowledge of such directors of Telewest's business, financial condition and prospects and the advice of financial and legal advisors. In considering the factors described above, individual members of the Telewest board of directors may have given different weight to different factors and may have applied different analyses to each of the material factors considered by the Telewest board of directors.

Opinions of Telewest's Financial Advisors to the Telewest Board of Directors

  Opinion of Deutsche Bank

        Deutsche Bank has acted as financial advisor to Telewest in connection with the proposed merger. On December 14, 2005, Deutsche Bank delivered a written opinion to the Telewest board of directors, dated as of such date, to the effect that as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, that the 0.2875 of a share of Telewest new common stock and $16.25 in cash without interest to be received by holders of Telewest common stock pursuant to the charter amendment and the merger was fair, from a financial point of view to the holders of Telewest common stock, other than affiliates of NTL, if any.

        The full text of Deutsche Bank's written opinion, dated December 14, 2005, or the Deutsche Bank opinion, sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Appendix C to this joint proxy statement/prospectus and is incorporated herein by reference. Telewest stockholders are urged to read the Deutsche Bank opinion in its entirety. The summary of the Deutsche Bank opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the Deutsche Bank opinion.

        In connection with Deutsche Bank's role as financial advisor to Telewest, and in arriving at its opinion, Deutsche Bank, among other things, reviewed certain publicly available financial information and other information concerning Telewest and NTL and certain internal analyses and other information furnished to it by Telewest and NTL. Deutsche Bank also held discussions with members of the senior managements of Telewest and NTL regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank:

  •
  reviewed reported prices and trading activity for the common stock of both Telewest and NTL;

  •
  compared certain financial and stock market information for Telewest and NTL with similar information for certain other companies whose securities are publicly traded;

  •
  reviewed the financial terms of certain recent business combinations;

  •
  reviewed the terms of the merger agreement and certain related documents; and

  •
  performed such other studies and analyses, such as a review of the tax position of Telewest with Telewest and its tax advisors, and considered such other factors as it deemed appropriate.

        In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Telewest or NTL, including, without limitation, any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for the purposes of its opinion, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities, of Telewest or NTL. With respect to the financial forecasts and projections, including analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by Telewest and NTL to be achieved as a result of the merger, which we refer to collectively in this section as synergies, made available to Deutsche Bank and relied upon in its analysis, Deutsche Bank assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Telewest or NTL, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections, including the synergies, or the assumptions on which they are based. Deutsche Bank's opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of such opinion.

        For purposes of rendering its opinion, Deutsche Bank assumed that, in all respects material to its analysis, the representations and warranties of the parties to the merger agreement are true and correct, that such parties will each perform all of the covenants and agreements to be performed by it under the merger agreement and all conditions to the obligations of each such party to consummate the merger will be satisfied without any waiver thereof. Deutsche Bank also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the charter amendment and merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Telewest or NTL is a party or subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Telewest or NTL.

        Set forth below is a brief summary of certain financial analyses performed by Deutsche Bank in connection with its opinion and reviewed with the Telewest board of directors at its meeting on October 1, 2005. The financial analyses summarized below were prepared on the basis of an exchange rate of £1 equaling $1.76 as of September 29, 2005, and on the basis of the original merger agreement, including the original exchange ratio that provided that each holder of Telewest common stock would receive $16.25 in cash without interest and 0.115 shares of NTL common stock for each share of Telewest common stock held by such holder immediately prior to the effective time. They are also prepared on the basis of the merger structure contemplated by the original merger agreement. The financial analyses summarized below include information presented in tabular format. In order to fully understand Deutsche Bank's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Deutsche Bank's financial analysis.

        In connection with the preparation of its December 14, 2005 opinion, Deutsche Bank reviewed and updated, as it considered appropriate, the analyses described below to reflect events since the date of their October 2, 2005 opinion, including the revised structure of the merger and the potential impact on NTL, and the combined company, of NTL's publicly announced offer to combine NTL and Virgin Mobile Holdings (UK) plc, there being no assurance that the offer for Virgin Mobile will be accepted, or, if accepted, on what terms such a transaction may be consummated. With respect to its consideration of the offer for Virgin Mobile, Deutsche Bank considered only the terms of the offer for Virgin Mobile that had been publicly announced and relied solely upon publicly available business and financial information relating to Virgin Mobile. The management of NTL and Telewest did not provide Deutsche Bank with any non-public information regarding Virgin Mobile or the offer for Virgin Mobile and Deutsche Bank did not have the opportunity to hold discussions with the management of Virgin Mobile. In this regard, Deutsche Bank assumed that such non-public information, including financial forecasts, would not differ from the publicly available information reviewed by Deutsche Bank in any respects material to Deutsche Bank's analysis.

        In conducting the analyses described below, Deutsche Bank, among other things, reviewed, with Telewest and its tax advisors, and analyzed the tax position of Telewest in the U.S. and the U.K. Telewest is both a U.K. and a U.S. taxpayer. Deutsche Bank was advised by Telewest and its tax advisors that, while Telewest has net operating losses and capital allowances that will substantially reduce or eliminate tax liability with respect to earnings in the U.K., Telewest would incur U.S. taxes upon any distribution of earnings from its U.K. operating companies to its U.S. holding company. In its fairness determination and specifically in conducting each of the analyses described below, Deutsche Bank considered the impact of this tax position on the value of Telewest's equity, which it estimated to be approximately $2.54 per share in respect of Telewest's cable business and $1.21 per share in respect of Telewest's content business. Deutsche Bank's separate analyses of Telewest's cable and content businesses are described under "—Sum-of-Parts Valuation of Telewest" below. Deutsche Bank assumed, for purposes of its analysis, that Telewest's content business comprises Flextech, sit-up, and Telewest's 50% stake in UKTV.

  Historical Stock Performance and Trading Range Analysis

        Deutsche Bank reviewed and analyzed historic market prices and trading volumes for the common stock of Telewest and NTL. Deutsche Bank compared such market prices to the NASDAQ composite index and the implied value per share of the consideration offered for each share of Telewest common stock.

        Deutsche Bank analyzed one-week, one-month and three-month historical trading ranges for Telewest and NTL. This analysis indicated the following per share equity value ranges for Telewest and NTL. Deutsche Bank compared these ranges to the closing prices for Telewest and NTL common stock at September 29, 2005 and the implied value per share, excluding synergies, of the consideration offered for each share of Telewest common stock as of that date.

	Telewest Trading Range	NTL Trading Range	Implied Consideration Value Per Share	Telewest Share Price, Sep. 29	NTL Share Price, Sep. 29
1 Week	$21.91 - $22.57	$62.01 - $65.32	$23.76	$22.57	$65.32
1 Month	$21.55 - $22.57	$61.00 - $65.32
3 Months	$21.06 - $22.78	$61.00 - $69.53

        Deutsche Bank also considered in its analysis that, beginning in May 2005, media publications (including newspapers and other periodicals with broad distribution) began to report that Telewest and NTL were engaged in discussions regarding a possible combination. Following these reports, the market price of Telewest's common stock increased and, subject to some fluctuations, remained at a higher level. In its fairness determination, Deutsche Bank considered the possibility that all or a portion of the increase in Telewest's market price may have been a consequence of such reports and evaluated the possibility that Telewest's market price may decrease in the event that Telewest and NTL abandoned discussions.

  Analysis of Research Analyst Valuations

        Deutsche Bank reviewed and analyzed recent analyst coverage for Telewest and NTL. The review of analyst coverage of Telewest (six analysts) and NTL (five analysts) indicated the following per share equity value ranges for Telewest and NTL. Deutsche Bank compared these ranges to the closing prices for Telewest and NTL common stock at September 29, 2005 and the implied value per share, excluding synergies, of the consideration offered for each share of Telewest common stock as of that date.

Analysts' Target Range Telewest	Telewest Share Price, Sep. 29	Implied Consideration Value Per Share	Analysts' Target Range NTL	NTL Share Price, Sep. 29
$22.00 - $25.00	$22.57	$23.76	$67.00 - $90.00	$65.32

  Sum-of-Parts Valuation of Telewest

        For the purposes of its analyses, Deutsche Bank divided Telewest's business into two parts: (1) its content business, and (2) its cable business. Deutsche Bank conducted a sum-of-parts valuation of Telewest, valuing Telewest's content business separately and then, assuming the derived value for Telewest's content business comprising Flextech, sit-up and Telewest's 50% stake in UKTV, performing analyses of selected publicly traded cable companies and precedent cable transactions to derive a combined valuation for Telewest's businesses.

  Valuation of Telewest's Content Business

        As a basis for its sum-of-parts analysis of Telewest, Deutsche Bank performed the following analyses with respect to Telewest's content business and compared the results of these analyses to the range of indicative offers for the content business received by Deutsche Bank as of September 1, 2005 in connection with Telewest's exploration of the sale of its content business.

	Implied Proportional Enterprise Value Range		Range of Indicative Offers Received
	(£ millions)	($ millions)	(£ millions)	($ millions)
Analysis of Research Analyst Valuations	694 - 923	1,222 - 1,626	702 - 1,113	1,236 - 1,960
Analysis of Selected Publicly Traded Companies	646 - 1,047	1,137 - 1,845
Analysis of Selected Precedent Transactions	1,101 - 1,180	1,939 - 2,079
Discounted Cash Flow Analysis	956 - 1,216	1,684 - 2,143
Leveraged Buyout Analysis	876 - 963	1,543 - 1,696

        In its sum-of-parts analysis of Telewest, Deutsche Bank assumed a valuation of £900 million for the content business based on the mean of the range of indicative offers received and added this value to the value of the cable business in order to derive a combined valuation for Telewest's businesses.

  Analysis of Selected Publicly Traded Cable Companies

        As part of its sum-of-parts analysis of Telewest, Deutsche Bank reviewed and analyzed data regarding publicly traded companies to determine a set of publicly traded companies comparable to Telewest's cable business.

        Deutsche Bank determined that, other than NTL, Telewest's cable business does not have directly comparable publicly traded peers in Europe. Deutsche Bank also considered whether U.S. publicly traded cable companies were appropriate comparables. Publicly traded U.S. cable companies have a different business mix, operate in a different business environment and have a much lower exposure to the market for voice telephony, which comprises a significant portion of Telewest's business. In addition, NTL and Telewest have lower margins for their television product than U.S. cable companies generally because one of Telewest's key suppliers, BSkyB, is also a competitor. Furthermore, the U.K. market is witnessing increasing price competition in the broadband market. For these reasons, U.S. cable operators are projected to have higher growth rates than Telewest and NTL. As a result, Deutsche Bank focused its analysis on NTL.

        In addition to that of NTL, Deutsche Bank reviewed and analyzed certain financial information and commonly used valuation measurements listed below for the following selected publicly traded U.S. and global cable companies:

Selected Cable Companies
Comcast Corporation
Charter Communications, Inc.
Cablevision Systems Corporation
Insight Communications Company. Inc.
Liberty Global, Inc.
Mediacom Communications Corporation

        The financial information and valuation measurements examined by Deutsche Bank regarding the selected companies, as well as Telewest and NTL, included, among other things:

  •
  common equity market valuation;

  •
  capitalization;

  •
  net debt;

  •
  common equity market value as adjusted for net debt, which we refer to in the "Opinion of Deutsche Bank" as enterprise value;

  •
  ratios of enterprise value to earnings before interest expense, income taxes and depreciation and amortization, which we refer to in "Opinion of Deutsche Bank" as EBITDA; and

  •
  ratios of enterprise value to operating free cash flow (in "Opinion of Deutsche Bank" operating free cash flow is defined as EBITDA less cash capital expenditures).

        Deutsche Bank compared the trading multiples derived for NTL and the selected U.S. companies to calculate an implied value for Telewest.

		Enterprise Value / EBITDA			Enterprise Value / Operating Free Cash Flow
		2004	2005	2006	2004	2005	2006
NTL		7.1x	7.0x	6.7x	12.2x	12.7x	13.1x
Selected U.S. Companies	Mean	10.1x	9.2x	8.5x	20.5x	17.4x	14.6x
	Median	10.6x	9.1x	8.4x	20.6x	17.9x	15.4x

        To calculate the trading multiples for Telewest, NTL and the selected companies, Deutsche Bank used closing share prices as at September 29, 2005 and publicly available information concerning historical and projected financial performance, including published historical financial information and earnings estimates reported by institutional brokers that cover the shares of Telewest, NTL and the selected companies.

        Deutsche Bank applied the ranges of trading multiples for NTL and the selected U.S. companies to comparable data for Telewest and assumed a £900 million value for Telewest's content business in order to derive implied per share equity value ranges for Telewest. Deutsche Bank compared these value ranges to the closing price for Telewest common stock at September 29, 2005 and the implied value per share, excluding synergies, of the consideration offered for each share of Telewest common stock as of that date.

Implied Telewest Equity Value Range, based on NTL	Implied Telewest Equity Value Range, based on the Selected U.S. Companies	Telewest Share Price, Sep. 29	Implied Consideration Value Per Share
$16.77 - $20.36	$24.42 - $27.41	$22.57	$23.76

        Deutsche Bank also applied the ranges of trading multiples for Telewest and the selected U.S. companies to comparable data for NTL in order to derive implied per share equity value ranges for NTL. Deutsche Bank compared these value ranges to the closing price for NTL common stock at September 29, 2005.

Implied NTL Equity Value Range, based on Telewest	Implied NTL Equity Value Range, based on the Selected U.S. Companies	NTL Share Price, Sep. 29
$60.24 - $73.06	$82.61 - $105.40	$65.32

        The selected companies are not identical to Telewest or NTL, nor are NTL and Telewest identical to each other. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank's opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

  Analysis of Selected Precedent Cable Transactions

        As part of its sum-of-parts analysis of Telewest, Deutsche Bank reviewed the financial terms, to the extent publicly available, of thirteen mergers and acquisition transactions announced over the last three years involving companies in the cable industry. Deutsche Bank calculated various financial multiples and premiums over market value based on certain publicly available information for each of these selected transactions and compared them to corresponding financial multiples and premiums over market value for the merger, based on the implied value of the consideration offered for each share of Telewest common stock.

        The transactions reviewed were:

Target	Acquiror	Date
Auna TLC	Ono / Financial Sponsors	Jul. 2005
NTL Ireland	MS Irish Cable Holdings	May 2005
ish	iesy / Apollo	Mar. 2005
FT Cable / NC Numericable	Cinven / Altice	Dec. 2004
ish	KDG (Apax, GS, Providence)	Apr. 2004
iesy	KDG (Apax, GS, Providence)	Apr. 2004
KBW	KDG (Apax, GS, Providence)	Apr. 2004
Noos (Suez)	UPC Broadband France	Mar. 2004
Kabel B-W	Blackstone	Jul. 2003
TeleColumbus	BC Partners	Apr. 2003
com hem	EQT Northern Europe	Apr. 2003
Kabel Deutschland	Apax, GS, Providence	Jan. 2003
Casema Holding	Investor Group	Dec. 2002

        The financial information and valuation measurements examined by Deutsche Bank regarding these selected transactions included, among other things:

  •
  deal value;

  •
  percentage of the target to be acquired;

  •
  transaction enterprise value;

  •
  ratios of transaction enterprise value to EBITDA; and

  •
  ratios of transaction enterprise value to operating free cash flow.

        Deutsche Bank compared the trading multiples derived for the selected transactions to calculate an implied value for Telewest.

	Enterprise Value / EBITDA		Enterprise Value / Operating Free Cash Flow
	CY-1	CY	CY-1	CY
Mean	9.2x	7.2x	11.0x	11.0x
Median	8.3x	7.2x	10.1x	9.0x

        All multiples for the selected transactions were based on public information available at the time of announcement of such transactions, without taking into account differing market and other conditions during the period during which the selected transactions occurred.

        Deutsche Bank applied ranges of selected multiples of the financial and operating data derived from the selected transactions to comparable data for the merger and assumed a £900 million value for Telewest's content business in order to derive an implied per share equity value range for each of NTL and Telewest. Deutsche Bank compared these value ranges to the closing prices for Telewest and NTL common stock at September 29, 2005 and the implied value per share, excluding synergies, of the consideration offered for each share of Telewest common stock as of that date.

Comparable Transactions Analysis Implied Equity Value Range—Telewest	Telewest Share Price, Sep. 29	Implied Consideration Value Per Share	Comparable Transactions Analysis Implied Equity Value Range—NTL	NTL Share Price, Sep. 29
$18.06 - $21.87	$22.57	$23.76	$68.82 - $82.96	$65.32

        Because the reasons for, and circumstances surrounding, each of the selected precedent transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of Telewest and NTL and the companies involved in the selected precedent transactions, Deutsche Bank believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank's opinion, concerning differences between the characteristics of these transactions and the merger that could affect the value of the subject companies and businesses and Telewest and NTL.

  Discounted Cash Flow Analysis

        Deutsche Bank performed a discounted cash flow analysis for both Telewest and NTL. Deutsche Bank calculated the discounted cash flow values for each of Telewest and NTL as the sum of the net present values of (i) the estimated future cash flow that Telewest or NTL, as the case may be, will generate for July 2005 through 2009, plus (ii) the value of Telewest or NTL, as the case may be, at the end of such period. The estimated future cash flows were based on the financial projections for NTL for July 2005 through 2009 prepared by NTL management and for Telewest for July 2005 through 2009 prepared by Telewest's management.

        For its analysis of Telewest, Deutsche Bank used weighted average cost of capital ranges of 8.7% to 9.7% and 10.2% to 11.2% for Telewest's content business and cable business, respectively. For its analysis of Telewest, Deutsche Bank used terminal growth rate ranges of 1.5% to 2.5% and 2.5% to 3.5% for Telewest's content business and cable business, respectively. For its analysis of NTL, Deutsche Bank used a weighted average cost of capital range of 8.7% to 9.7% and a terminal growth rate range of 1.5% to 2.5%. In determining the free cash flow, Deutsche Bank also considered the U.S. taxes that would be incurred by Telewest upon repatriation of funds from the U.K. to the U.S.

        This analysis yielded an implied per share equity value range for each of Telewest and NTL which Deutsche Bank compared to the closing prices for Telewest and NTL common stock at September 29, 2005 and the implied value per share, excluding synergies, of the consideration offered for each share of Telewest common stock as of that date.

DCF Analysis Implied Equity Value Range— Telewest	Telewest Share Price, Sep. 29	Implied Consideration Value Per Share	DCF Analysis Implied Equity Value Range—NTL	NTL Share Price, Sep. 29
$17.98 - $26.39	$22.57	$23.76	$59.45 - $83.98	$65.32

  Analysis of Synergies

        As Telewest stockholders would hold approximately 25% of the outstanding shares of NTL upon the filing of the charter amendment and the completion of merger, the synergies expected by Telewest and NTL to result from the transaction were a material factor in the overall mix of information considered by Deutsche Bank in connection with the delivery of its opinion. Deutsche Bank derived a range of present values per share for the potential synergies by applying multiples and discounted cash flows analyses to the forecasts provided by Telewest and NTL management. The following table sets forth the results of Deutsche Bank's synergies analysis based on the closing prices for Telewest and NTL common stock at September 29, 2005.

Analysis of synergies	Low	Medium	High
Synergy Value Assumption (millions)	$1,800	$2,700	$3,600
Synergy Value Per Telewest Share	$1.80	$2.69	$3.59

  Leveraged Buyout Analysis

        Deutsche Bank performed an analysis of a hypothetical leveraged buyout of Telewest. For this analysis, Deutsche Bank assumed the sale of Telewest's content business for £900 million pre-tax, based on Deutsche Bank's valuation of Telewest's content business as described above, and taxes on disposal of £120 million. Deutsche Bank further assumed that debt at the operating company level would be limited to its current level and that the remaining funds for the hypothetical leveraged buyout would be sourced as bonds at the U.S. holding company level and that financing could be obtained in an amount not to exceed 5.5x projected 2005 EBITDA. The valuation was based on a target internal rate of return of 20% to 25% for an acquiror with an exit after 3.5 years at a valuation in line with Telewest's implied cable trading value of 7.0x 2006 EBITDA.

        This analysis yielded an implied per share equity value range for Telewest which Deutsche Bank compared to the closing price for Telewest common stock at September 29, 2005 and the implied value per share, excluding synergies, of the consideration offered for each share of Telewest common stock as of that date.

LBO Analysis Implied Equity Value Range	Telewest Share Price, Sep. 29	Implied Consideration Value Per Share
$19.78 - $20.67	$22.57	$23.76

        Deutsche Bank performed a similar analysis with respect to NTL. This analysis yielded an implied per share equity value range for NTL of $70.31 to $74.52 which Deutsche Bank compared to the closing price for NTL common stock at September 29, 2005 of $65.32 per share.

  Other Analyses

        In addition to the analyses summarized above, Deutsche Bank also reviewed and analyzed data on premiums paid in merger and acquisition transactions relative to the market prices of the target company's stock prior to the announcement of such transactions. In this analysis, Deutsche Bank examined U.S. transactions, other than those involving financial institutions and the real estate industry, of greater than $100 million from January 1, 1990 through September 21, 2005. Deutsche Bank analyzed the premiums paid in these transactions based on the target company's closing stock price one day, one week and one month prior to announcement of the transaction. Deutsche Bank compared the results of this analysis to the implied premium in the merger based on the implied value per share, excluding synergies, of the consideration offered for each share of Telewest common stock as of September 29, 2005.

		Median Premia (%)
Consideration							Implied Merger Premium (%)
		1990-1993	1994-1997	1998-2000	2001-2003	2004-9/05
Combination	1-day	30.3	28.1	25.2	26.6	23.1	5.4
	1-week	35.4	28.6	32.5	32.8	25.5	10.3
	1-month	37.2	36.4	37.9	41.6	29.0	7.0
All Stock	1-day	37.2	22.2	28.7	28.1	20.5
	1-week	37.9	28.0	34.8	28.2	18.7
	1-month	48.6	33.9	44.9	28.7	18.9
All Cash	1-day	34.7	30.3	31.8	32.5	22.4
	1-week	41.6	38.0	39.6	34.1	24.7
	1-month	46.2	43.6	50.3	48.6	32.1

        In conducting its premiums analysis, Deutsche Bank considered the possibility that all or a portion of the increase in Telewest's market price from May 2005 may have been a consequence of media reports regarding discussions between Telewest and NTL and that the market conditions, rationale and circumstances surrounding the transactions examined were specific to such transaction and are not necessarily comparable to the proposed merger, Telewest and NTL.

        The foregoing summary describes the analyses and factors that Deutsche Bank deemed material in its presentation to the Telewest Board of Directors, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

        In conducting its analyses and arriving at its opinions, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Telewest board of directors as to the fairness to the holders of Telewest common stock, other than affiliates of NTL, if any, of the consideration offered for each share of Telewest common stock, and does not purport to constitute an appraisal or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by Telewest and NTL management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Telewest or NTL. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Telewest, NTL or their respective advisors, neither Telewest, NTL nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

        The terms of the charter amendment and the merger, including the type and amount of the consideration offered for each share of Telewest common stock, were determined through negotiations between Telewest and NTL and were approved by the board of directors of each corporation. Although Deutsche Bank provided advice to Telewest during the course of these negotiations, the decision to engage in the charter amendment or the merger was solely that of the Telewest board of directors and Deutsche Bank has not expressed an opinion as to the merits of the decision by Telewest to engage in the charter amendment or the merger. As described above, the opinion and presentation of Deutsche Bank to the Telewest board of directors were only one of a number of factors taken into consideration by the Telewest board of directors in making its determination to engage in the charter amendment and the merger. Deutsche Bank's opinion was provided to the Telewest board of directors to assist it in connection with its consideration of the charter amendment and the merger and does not constitute a recommendation to any holder of Telewest common stock as to how to vote with respect to the charter amendment, the merger or any related transaction.

        Telewest selected Deutsche Bank as financial advisor in connection with the merger based on Deutsche Bank's qualifications, expertise, reputation and experience in mergers and acquisitions. Telewest retained Deutsche Bank pursuant to a letter agreement dated May 10, 2005, which we refer to in this section as the engagement letter. As compensation for Deutsche Bank's services in connection with the merger, a fee of $4,155,000 became due on October 2, 2005 upon the execution of the definitive agreement to consummate the merger, and Telewest has agreed to pay an additional fee upon the closing of the merger. The additional fee is determined based in part on the closing share prices for Telewest and NTL common stock as at the last trading day prior to the completion of the merger and is subject to adjustment for material changes in capital structure and number of shares outstanding. Based on the closing share prices for Telewest and NTL at December 12, 2005 and assuming no adjustments for changes in capital structure or shares outstanding, it is currently estimated that the additional cash fee payable upon closing will be approximately $8,224,000. Regardless of whether the charter amendment and the merger are consummated, Telewest has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank's counsel and all of Deutsche Bank's reasonable travel and other out-of-pocket expenses incurred in connection with the merger or otherwise arising out of the retention of Deutsche Bank under the engagement letter. Telewest has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the charter amendment and the merger.

        Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank has, from time to time, provided investment banking, lending and other financial services to Telewest, NTL or their respective affiliates for which it has received customary compensation. During the last two years, Deutsche Bank has acted as a mandated lead arranger and bookrunner on debt financing issues for Telewest in May 2005 and December 2004 (raising £130 million and £1,800 million, respectively), as a mandated lead arranger and bookrunner on two debt financing issues for NTL in April 2004 (raising £2,420 million and £810 million, respectively) and as a lead underwriter on an equity rights issue for NTL in November 2003 (raising $1,430 million). Deutsche Bank received customary compensation with respect to its engagement for the foregoing transactions. Prior to the announcement of the merger on October 3, 2005, Deutsche Bank had been engaged to advise Telewest regarding strategic options for its content business. This engagement has since been terminated in accordance with its terms. From time to time, Deutsche Bank may also provide investment banking, lending and other financial services to Telewest, NTL or their respective affiliates in the future, for which Deutsche Bank will receive compensation.

        Deutsche Bank and its affiliates, from time to time, provide brokerage services to Huff Asset Management for which Deutsche Bank receives customary fees.

        Deutsche Bank delivered a joint commitment letter with J.P. Morgan Plc, The Royal Bank of Scotland plc and Goldman Sachs International, agreeing to provide financing to NTL in connection with the merger. Deutsche Bank will receive a customary fee in connection with the financing if the charter amendment and the merger are consummated.

        In the ordinary course of business, Deutsche Bank and its affiliates may trade in or hold the securities and other instruments and obligations of Telewest or NTL for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, instruments and obligations.

  Opinion of Rothschild Inc.

        Telewest retained Rothschild to act as its financial advisor in connection with its evaluation of possible strategic transactions, including the proposed merger. Telewest selected Rothschild based on its reputation and experience. As part of its investment banking business, Rothschild regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, private placements and other matters.

        In connection with this engagement, the Telewest board of directors requested that Rothschild evaluate the fairness, from a financial point of view, to the holders of Telewest common stock, other than affiliates of NTL, if any, of the consideration of $16.25 in cash without interest and 0.2875 of a share of Telewest new common stock to be received by such holders in respect of each share of Telewest common stock pursuant to the charter amendment and the merger. On December 14, 2005, Rothschild delivered a written opinion to the Telewest board of directors, dated as of such date, to the effect that as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Rothschild, that the consideration of $16.25 in cash without interest and 0.2875 of a share of Telewest new common stock to be received by holders of Telewest common stock in respect of each share of Telewest common stock pursuant to the charter amendment and the merger was fair, from a financial point of view, to such holders, other than affiliates of NTL, if any.

        The full text of Rothschild's written opinion dated December 14, 2005, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this joint proxy statement/prospectus as Appendix D. We encourage Telewest stockholders to read this opinion carefully and in its entirety. Rothschild's opinion was provided for the information of the Telewest board of directors in connection with its evaluation of the charter amendment and the merger, is limited to the fairness, from a financial point of view and as of the date thereof, to the holders of Telewest common stock, other than affiliates of NTL, if any, of the consideration pursuant to the charter amendment and the merger of $16.25 in cash without interest and 0.2875 of a share of Telewest new common stock to be received by such holders in respect of each share of Telewest common stock, and does not address any other aspect of the charter amendment, the merger or any related transaction. Rothschild's opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the charter amendment, the merger or any related transaction. Rothschild's opinion does not address, and Rothschild expressed no view as to, the merits of the underlying decision by Telewest to proceed with or engage in the charter amendment, the merger and related transactions or any aspect of these transactions (including without limitation the structure thereof), other than the consideration of $16.25 in cash without interest and 0.2875 of a share of Telewest new common stock to be received by the holders of Telewest common stock in respect of each share of Telewest common stock, nor does it address any other transaction that Telewest has considered or may consider. Rothschild expressed no opinion as to the consideration Telewest stockholders may have received in an alternative transaction, or on the relative merits of the charter amendment and the merger as compared to any alternative transaction or business strategy that may be available to Telewest. In addition, Rothschild was not asked to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Telewest, other than holders of Telewest common stock.

        In arriving at its opinion, Rothschild, among other things:

  •
  reviewed the merger agreement, including the form of charter amendment;

  •
  reviewed certain publicly available business and financial information relating to Telewest and NTL that Rothschild deemed to be generally relevant in evaluating Telewest and NTL;

  •
  reviewed certain audited and unaudited financial statements of Telewest and NTL, and certain other financial and operating data, including financial forecasts, concerning the respective businesses, earnings, cash flows, assets, liabilities and prospects of Telewest and NTL, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the charter amendment, the merger and related transactions, provided to or discussed with Rothschild by the management of Telewest and NTL, respectively;

  •
  held discussions with the management and advisors and other representatives of Telewest and NTL regarding the matters described in the previous two bullet-points, as well as the operations and financial condition and prospects of Telewest and NTL, respectively, both before and after giving effect to the charter amendment, the merger and related transactions and the expected synergies;

  •
  compared the historical and projected financial performance of Telewest and NTL with those of certain publicly traded companies that Rothschild deemed to be generally relevant in evaluating Telewest and NTL;

  •
  reviewed the current and historical market prices of Telewest common stock and NTL common stock and certain publicly traded securities of such other companies that Rothschild deemed to be generally relevant;

  •
  reviewed, to the extent publicly available, the financial terms of certain public transactions that Rothschild deemed to be generally relevant;

  •
  reviewed, to the extent publicly available, information relating to premiums paid in certain transactions that Rothschild deemed to be generally relevant;

  •
  reviewed the estimated present value of the unlevered, after-tax free cash flows of Telewest and NTL for the fiscal years ending December 31, 2005 through December 31, 2009 based on financial forecasts provided to or discussed with Rothschild by the management of Telewest and NTL, respectively;

  •
  considered the potential impact on NTL and the combined company of NTL's publicly announced offer to acquire Virgin Mobile, there being no assurance that such an offer will be accepted by Virgin Mobile, or, if accepted, on what terms a transaction with Virgin Mobile will he consummated; and

  •
  considered such other factors and information, and conducted such other analyses, as Rothschild deemed appropriate.

        In rendering its opinion, Rothschild did not assume any obligation independently to verify any of the financial or other information utilized, reviewed or considered by Rothschild in formulating its opinion and relied on such information, including all information that was publicly available to Rothschild or provided to Rothschild by Telewest or NTL, being accurate and complete in all material respects. With respect to the financial forecasts and other information and operating data for Telewest and NTL, including the expected synergies, provided to or discussed with Rothschild by the management of Telewest and NTL, respectively, Rothschild was advised, and assumed, that these forecasts and information were reasonably prepared on bases reflecting the best available estimates and judgments of the management of Telewest or NTL, respectively, as to the future financial performance of Telewest or NTL, as the case may be, and the expected synergies. Rothschild expressed no view as to the reasonableness of these forecasts and projections or the assumptions on which they are based. With respect to Rothschild's consideration of the potential impact of NTL's offer to acquire Virgin Mobile, with the consent of the Telewest board of directors, Rothschild considered only the terms of NTL's publicly announced offer, and relied solely upon publicly available business and financial information relating to Virgin Mobile, as Rothschild was not provided the opportunity either to review any non-public information regarding Virgin Mobile or to hold discussions with the management of Virgin Mobile. In this regard, Rothschild further assumed, with the consent of the Telewest board of directors, that such non-public information of Virgin Mobile, including financial forecasts, would not differ from the publicly available information reviewed by Rothschild in any respects material to its analysis.

        With respect to tax and regulatory matters, Rothschild relied, with the consent of the Telewest board of directors, on the advice of counsel, experts and advisors to Telewest and, further, on discussions with, and information and materials furnished to Rothschild by, the management of Telewest regarding the tax position of Telewest, both before and after giving effect to the charter amendment and the merger. Rothschild also assumed, at the direction of the Telewest board of directors, that there had not occurred any material change in the assets, financial condition, results of operations, business or prospects of Telewest or NTL since the respective dates on which the most recent financial statements or other financial and business information relating to Telewest and NTL were made available to Rothschild. Rothschild further assumed, with the consent of the Telewest board of directors, that the representations and warranties of the parties contained in the merger agreement are true and correct, that each of the parties to the merger agreement will perform all of the covenants and agreements to be performed by it under the merger agreement, and that the charter amendment, the merger and related transactions would be consummated in all material respects in accordance with the terms and conditions described in the merger agreement and related documents without any waiver or modification thereof. Rothschild also assumed, with the consent of the Telewest board of directors, that all governmental, regulatory or other consents and approvals necessary for the consummation of the charter amendment, the merger and related transactions would be obtained without any adverse effect on Telewest, NTL or such transactions, and that no divestitures or asset sales from Telewest or NTL would be required as a result of the charter amendment, the merger and related transactions, in either case that would in any respects be material to Rothschild's analysis.

        Rothschild did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Telewest or NTL, nor did Rothschild evaluate the solvency or fair value of Telewest under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. Rothschild's opinion was necessarily based on economic, monetary and market and other conditions as in effect on, and the information made available to Rothschild as of, the date of its opinion. Accordingly, although subsequent developments may affect Rothschild's opinion, Rothschild has not assumed any obligation to update, revise or reaffirm its opinion.

        The type and amount of consideration payable pursuant to the merger agreement was determined through negotiation between Telewest and NTL and the decision to approve the charter amendment, the merger and related transactions was solely that of Telewest and its board of directors. Rothschild was not authorized by Telewest or its board of directors to conduct, nor did Rothschild conduct, any solicitation of third party indications of interest for the acquisition of all or any part of Telewest or any other alternative transaction. Rothschild expressed no opinion as to the price at which the Telewest common stock or the Telewest new common stock would trade at any time after the date of its opinion.

        In preparing its opinion, Rothschild performed a variety of financial and comparative analyses. Described below is a summary of the material analyses performed by Rothschild. The summary of these analyses is not a comprehensive description of all analyses and factors considered by Rothschild. The preparation of a fairness opinion is a complex analytical process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Rothschild believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

        Rothschild employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion reached by Rothschild. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Rothschild is based on all analyses and factors taken as a whole and also on application of Rothschild's experience and judgment, which conclusion may involve significant elements of subjective judgment and qualitative analysis. Rothschild therefore gives no opinion as to the value or merit of standing alone of any one or more parts of the analyses it performed. In its analyses, Rothschild considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Telewest, NTL and Rothschild. No company, transaction or business used in those analyses as a comparison is identical to Telewest or NTL or the proposed transaction, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

        The estimates contained in Rothschild's analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Rothschild's analyses and estimates are inherently subject to substantial uncertainty.

        Rothschild's opinion and analyses were only one of many factors considered by the board of directors in its evaluation of the charter amendment, the merger and related transactions and should not be viewed as determinative of the views of the Telewest board of directors or management with respect to the charter amendment, the merger and related transactions or the consideration pursuant to the charter amendment and the merger.

  Analysis of Telewest

        In analyzing Telewest and its cable and content businesses for purposes of its opinion, Rothschild used a number of standard methodologies for valuing a business in connection with the preparation of a fairness opinion, including a sum-of-the-parts analysis, a discounted cash flow analysis, a comparable public companies analysis, a precedent transactions analysis, a leveraged buyout (LBO) analysis and a premium paid analysis. In its analysis, Rothschild employs these standard methodologies to derive a separate value for the cable and content businesses, which in aggregate represent the value of Telewest as a whole for each specific methodology. The sum-of-the-parts analysis is based upon establishing and then aggregating independent values for each of Telewest's distinct cable and content businesses. The discounted cash flow analysis is used to calculate a range of theoretical values for Telewest based on the sum of the net present values of the implied annual cash flows and terminal values at year-end 2009 for each of Telewest's cable and content businesses. The analysis of selected publicly traded companies is used to provide an indication of how publicly traded companies with operating characteristics similar to Telewest's cable and content businesses, respectively, are valued by investors. The analysis of selected precedent transactions is used to show what other companies are willing to pay for companies with operating characteristics similar to Telewest's cable and content businesses, respectively, and these transactions typically include a control premium. Precedent premium analysis is used to demonstrate the share price premiums paid in similar types of transactions. The LBO analysis is used to calculate a range of theoretical values for Telewest's cable and content businesses based upon an allowable financial leverage and equity return threshold parameters. For purposes of its analysis, Flextech, sit-up and Telewest's 50% stake in UKTV are collectively referred to as Telewest's content business.

        The following is a summary of the material financial analyses performed by Rothschild in connection with the delivery of its oral opinion to the Telewest board of directors on October 1, 2005. The financial analyses summarized below were prepared on the basis of an exchange rate of £1 equaling $1.76 as of September 29, 2005, and on the basis of the original merger agreement, including the original exchange ratio that provided that each holder of Telewest common stock would receive $16.25 in cash without interest and 0.115 of a share of NTL common stock for each share of Telewest common stock held by such holder immediately prior to the effective time. They are also prepared on the basis of the merger structure contemplated by the original merger agreement. In addition, the financial analyses summarized below include information presented in tabular format. In order to fully understand Rothschild's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Rothschild's financial analyses.

        In connection with its December 14, 2005 opinion, Rothschild reviewed and updated, as it considered appropriate, the analyses described below to reflect events since the date of their October 2, 2005 opinion, including the revised structure of the merger.

        For purposes of its analysis, and based upon the closing price per share of NTL common stock on September 29, 2005 of $65.32, the cash consideration of $16.25 per share of Telewest common stock and the exchange ratio pursuant to the original merger agreement of 0.115 shares of NTL common stock per share of Telewest common stock, Rothschild noted that the implied value of the consideration to be received in the merger per share of Telewest common stock as of that date was $23.76, or the Implied Consideration Value.

  Sum-of-the-Parts Analysis

        Rothschild performed a sum-of-the-parts valuation of Telewest by separately valuing Telewest's cable and content businesses, respectively, on the basis of the methodologies described below. This analysis indicated a range of implied values per share of Telewest common stock of approximately $16.40 to $19.60 on a standalone sum-of-the-parts basis, and approximately $21.20 to $25.40 with an assumed 25-35% premium, as summarized below and in each case as compared to the Implied Consideration Value of $23.76:

Sum-of-the-Parts Analysis Per Share Valuation
	Standalone	Including 25%-35% Premium
Cable Business	$12.60 - $14.10	$16.20 - $18.60
Content Business	$3.70 - $ 5.50	$5.10 - $ 6.90
Telewest Aggregate Value*	$16.40 - $19.60	$21.20 - $25.40

*
Aggregate value differs from sum of cable business and content business valuations due to rounding.

        Cable Business.    Rothschild estimated the value of Telewest's cable business by (i) analyzing trading multiples for NTL common stock and deriving a valuation range for Telewest's core cable business by applying those multiples to Telewest, and (ii) adjusting that core valuation to reflect a relative valuation premium and/or discount to be applied to Telewest's cable business when compared with NTL based on a comparison of operating and financial statistics and on certain tax and other considerations described below.

        Rothschild deemed NTL relevant in evaluating Telewest's cable business given that NTL operates in the same line of business and markets (without competing directly) as Telewest's cable business, is the only other publicly traded company in the U.K. operating a cable business and is viewed by Telewest as its primary cable comparable. Based on publicly available information and research analyst estimates regarding NTL, Rothschild derived:

  •
  NTL's enterprise value as a multiple of estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for fiscal years 2005 and 2006, which are referred to below as "NTL EV/2005E EBITDA" and "NTL EV/2006E EBITDA," respectively; and

  •
  NTL's enterprise value as a multiple of estimated EBITDA less capital expenditures, or EBITDA less CapEx, for fiscal years 2005 and 2006, which are referred to below as NTL EV/2005E EBITDA less CapEx and NTL EV/2006E EBITDA less CapEx, respectively.

        This analysis indicated the following implied multiples:

Benchmark	Implied Multiple
NTL EV/2005E EBITDA	6.9x
NTL EV/2006E EBITDA	6.6x
NTL EV/2005E EBITDA less CapEx	12.5x
NTL EV/2006E EBITDA less CapEx	11.9x

        Applying a reference range based on implied enterprise multiples for NTL of 6.9x EBITDA to 12.5x EBITDA less CapEx to Telewest's cable business' estimated 2005 and 2006 EBITDA (each as adjusted by Telewest management to conform Telewest's capitalization policies to that of NTL for comparative purposes) and estimated 2005 EBITDA less CapEx, respectively, based on financial forecasts provided to Rothschild by Telewest management, this analysis indicated a range of implied values per share of Telewest common stock for Telewest's core cable business of approximately $13.00 to $14.00. Rothschild then adjusted this range of implied values for Telewest's core cable business as follows:

  •
  Rothschild considered that Telewest's cable business has historically outperformed NTL in certain operating metrics, including higher average revenue per unit, or ARPU, higher EBITDA margins, lower churn and faster EBITDA growth. Accordingly, Rothschild added an operational premium for Telewest's superior operating performance compared to NTL. Rothschild estimated this premium to be approximately 0.13x to 0.25x 2005 EBITDA, or $0.50 to $1.00 per share of Telewest common stock.

  •
  Rothschild also compared the historical operating performance of Telewest's cable business and NTL, as well as their respective implied enterprise valuations, as a multiple of EBITDA relative to the following five publicly traded companies in the North American cable market:

  •
  Comcast Corporation,
  •
  Charter Communications, Inc.,
  •
  Mediacom Communications Corporation,
  •
  Shaw Communications Inc., and
  •
  Cogeco Cable Inc.

    Rothschild observed that NTL and Telewest have historically traded at a discount compared to these five companies. In particular, Rothschild noted that the average trading multiple of these

    North American cable companies based on estimated 2005 EBITDA was 8.6x, compared to 7.7x for Telewest's cable business and 6.9x for NTL. Based upon Telewest's recent improvements in operating performance and results compared to its peer group in the North American cable market, Rothschild added a "re-rating" premium estimated to be $1.00 per share of Telewest common stock to reflect a potentially higher potential trading multiple for Telewest's cable business over time.

  •
  Rothschild also noted the potential U.K. tax benefit of Telewest's estimated net operating loss carry-forwards attributable to Telewest's cable business and the potential U.S. tax impact on cable business earnings distributed to Telewest. Based on the cash flows expected to be generated by Telewest's cable business and taking into account U.K. taxes on the cable business, U.S. taxes on dividends received by Telewest and a range of potential dividend policies, Rothschild estimated the net negative valuation impact of these tax-related adjustments to be up to ($1.90) per share of Telewest common stock.

        Applying these adjustments, this analysis indicated a range of adjusted implied values per share of Telewest common stock for Telewest's cable business of approximately $12.60 to $14.10. Rothschild also considered the valuation of Telewest's cable business with the addition of an assumed 25%-35% premium to the standalone cable business valuation, which resulted in a range of implied values per share of Telewest common stock for Telewest's cable business of approximately $16.20 to $18.60.

        Content Business.    Rothschild reviewed publicly available research analyst estimated enterprise values for Telewest's content business, which ranged from $1.384 billion to $1.841 billion, or approximately $5.50 to $7.40 per share of Telewest common stock. Using this range of implied values as a base enterprise value for the content business, Rothschild made the following adjustments:

  •
  Rothschild subtracted the estimated value impact of an adjustment for costs associated with transponder leases related to Telewest's content business to reflect an accounting treatment for these leases consistent with comparable companies. Considering the range of base enterprise values, Rothschild estimated the value impact of this adjustment to range from approximately $136 million to $156 million.

  •
  Rothschild subtracted net debt attributable to Telewest's content business of $113 million.

  •
  Rothschild also noted the potential U.S. tax impact on content business U.K. earnings distributed to Telewest. Based on the cash flows expected to be generated by Telewest's content business and taking into account U.S. taxes on dividends received by Telewest and a range of potential dividend policies, Rothschild estimated the negative valuation impact of this tax-related adjustment to be up to ($200 million).

        Applying these adjustments, this analysis indicated a range of adjusted implied values per share of Telewest common stock for Telewest's content business of approximately $3.70 to $5.50. Rothschild also considered the valuation of Telewest's content business with the addition of an assumed 25%-35% premium to the standalone content business valuation, which resulted in a range of implied values per share of Telewest common stock for Telewest's content business of approximately $5.10 to $6.90.

  Discounted Cash Flow Analysis

        Rothschild performed a discounted cash flow analysis which indicated a range of implied values per share of Telewest common stock of approximately $18.10 to $24.60 based on financial forecasts provided to Rothschild by Telewest management for each of the cable and content businesses, which is referred to in this "Opinion of Rothschild Inc." section with respect to each business as the Management Case, and approximately $15.30 to $21.40 using consensus equity research analyst free cash flow estimates for the cable business, which is referred to in this "Opinion of Rothschild Inc."

section as the Broker Consensus Case, as summarized below and in each case as compared to the Implied Consideration Value of $23.76:

DCF Analysis Per Share Valuation
	Management Case	Broker Consensus Case (Cable Business Only)
Cable Business	$12.00 - $17.30	$9.20 - $14.10
Content Business	$6.10 - $ 7.30	$6.10 - $ 7.30
Telewest Aggregate Value	$18.10 - $24.60	$15.30 - $21.40

        Cable Business.    Rothschild calculated the estimated present value of the stand-alone, unlevered, after-tax free cash flows that Telewest's cable business is forecast to generate over fiscal years 2005 through 2009 under each of the Management Case and the Broker Consensus Case. In each case, in calculating the terminal value of the cable business, Rothschild assumed perpetual growth rates of 2.0% to 3.0% for the projected free cash flows for periods subsequent to 2009. The present value of the cash flows and terminal values for the cable business in each case were calculated using discount rates ranging from 9.0% to 10.5%, which were based on the estimated weighted average cost of capital for Telewest's cable business. In addition, in its analysis Rothschild considered the effect of an assumed 35% U.S. tax on U.K. cable business free cash flows distributed to Telewest. This analysis indicated a range of implied values per share of Telewest common stock for Telewest's cable business of approximately $12.00 to $17.30 using the Management Case and $9.20 to $14.10 using the Broker Consensus Case.

        Content Business.    Rothschild calculated the estimated present value of the stand-alone, unlevered, after-tax free cash flows that Telewest's content business is forecast to generate over fiscal years 2005 through 2009 under the Management Case. In calculating the terminal value of the content business, Rothschild assumed perpetual growth rates of 2.0% to 3.0% for the projected free cash flows for periods subsequent to 2009. The present value of the cash flows and terminal values for the content business were calculated using discount rates ranging from 10.0% to 10.5%, which were based on the estimated weighted average cost of capital for Telewest's content business. In addition, in its analysis Rothschild considered the effect of an assumed 35% U.S. tax on U.K. content business free cash flows distributed to Telewest. This analysis indicated a range of implied values per share of Telewest common stock for Telewest's content business of approximately $6.10 to $7.30.

  Selected Public Companies Analysis

        Rothschild analyzed the market values and trading multiples of Telewest and selected publicly traded companies with lines of business or operating and financial characteristics deemed generally similar to those of Telewest's cable and content businesses. This analysis indicated a range of implied values per share of Telewest common stock of approximately $12.20 to $14.20, as summarized below and as compared to the Implied Consideration Value of $23.76:

Public Companies Analysis Per Share Valuation
Cable Business	$8.30 - $ 9.30
Content Business	$3.90 - $ 4.90
Telewest Aggregate Value	$12.20 - $14.20

        Cable Business.    Rothschild analyzed the market values and trading multiples of the following publicly traded North American and U.K. cable companies:

North American Cable Companies	U.K. Cable Companies
Comcast Corporation Charter Communications, Inc. Mediacom Communications Corporation Shaw Communications Inc. Cogeco Cable Inc.	NTL Telewest

        For purposes of this analysis, Rothschild used publicly available research analyst estimates for each of these companies (and in the case of Telewest, financial forecasts provided to Rothschild by Telewest management) and reviewed:

  •
  enterprise value as a multiple of estimated EBITDA for fiscal years 2005 and 2006, which are referred to below as "Cable EV/2005E EBITDA" and "Cable EV/2006E EBITDA," respectively; and

  •
  enterprise value as a multiple of estimated EBITDA less CapEx for fiscal years 2005 and 2006, which are referred to below as "Cable EV/2005E EBITDA less CapEx" and "Cable EV/2006E EBITDA less CapEx," respectively.

        This analysis indicated the following:

North American Cable Companies
U.K. Cable Companies
Benchmark
	High	Low	Mean	High	Low	Mean
Cable EV/2005E EBITDA	9.2x	8.5x	8.8x	7.7x	6.9x	7.3x
Cable EV/2006E EBITDA	8.6x	7.6x	8.2x	7.2x	6.6x	6.9x
Cable EV/2005E EBITDA less CapEx	19.8x	13.8x	17.2x	12.6x	12.5x	12.5x
Cable EV/2006E EBITDA less CapEx	16.5x	11.2x	14.8x	11.9x	11.3x	11.6x

        All multiples were based on closing stock prices on September 29, 2005. Estimated financial data for the selected companies were based on publicly available research analyst estimates and estimated financial data for Telewest were based on financial forecasts provided to Rothschild by Telewest management. For purposes of this analysis, Rothschild calculated enterprise values as equity value, plus total debt (including pension deficit), less cash and cash equivalents, less the estimated enterprise value of certain non-core assets.

        Rothschild selected NTL as the most relevant comparable public company because it operates in the same markets as Telewest (without competing directly). Rothschild used multiples of NTL's enterprise value/EBITDA and enterprise value/EBITDA less capex for the years 2005 and 2006. Applying these multiples to Telewest's cable business' estimated 2005 and 2006 EBITDA (each as adjusted by Telewest management to conform Telewest's capitalization policies to that of NTL for comparative purposes) and estimated 2005 EBITDA less CapEx, and giving effect to the potential U.S. tax impact on cable business earnings distributed to Telewest stockholders, this analysis indicated a range of implied values per share of Telewest common stock for Telewest's cable business of approximately $8.30 to $9.30.

        Content Business.    Rothschild analyzed the market values and trading multiples of a number of companies that operate businesses generally comparable to Telewest's content business, including ITV plc, or ITV, and BSkyB.

        For purposes of this analysis, Rothschild reviewed for each of ITV and BSkyB:

  •
  enterprise value as a multiple of estimated EBITDA for fiscal year 2006, which is referred to below as Content EV/2006E EBITDA;

  •
  enterprise value as a multiple of estimated earnings before interest, taxes and amortization, or EBITA, for fiscal year 2006, which is referred to below as Content EV/2006E EBITA; and

  •
  stock price as a multiple of estimated earnings for fiscal year 2006, which is referred to below as Content Price/2006E Earnings.

        This analysis indicated the following:

Benchmark	ITV	BSkyB
Content EV/2006E EBITDA	10.3x	10.1x
Content EV/2006E EBITA	11.2x	11.6x
Content Price/2006E Earnings	15.5x	16.1x

        All multiples were based on closing stock prices on September 29, 2005. Estimated financial data for the selected companies were based on publicly available research analyst estimates, and estimated financial data for Telewest were based on financial forecasts provided to Rothschild by Telewest management. For purposes of this analysis, Rothschild calculated enterprise values as equity value, plus total debt, less cash and cash equivalents, less the estimated enterprise value of certain non-core assets.

        Applying a reference range based on the implied valuation multiples for ITV and BSkyB indicated in the table above and other factors that Rothschild deemed relevant (including higher forecasted growth rates for Telewest's content business as compared to the forecasted growth rate rates for ITV and BSkyB) to Telewest's content business' estimated 2006 EBITDA, estimated 2006 EBITA and estimated 2006 earnings, respectively, based on financial forecasts provided to Rothschild by Telewest management, this analysis indicated a range of enterprise values for Telewest's content business of approximately $1.4 billion to $1.65 billion. Using this range of implied values as a base enterprise value for Telewest's content business, Rothschild made the following valuation adjustments:

  •
  Rothschild subtracted the estimated value impact of an adjustment for costs associated with the transponder lease related to Telewest's content business to reflect an accounting treatment for the lease consistent with comparable companies. Considering the range of base enterprise values, Rothschild estimated the value impact of this adjustment to range from approximately $116 million to $153 million.

  •
  Rothschild subtracted net debt attributable to Telewest's content business of $113 million.

  •
  Rothschild also noted the potential U.S. tax impact on U.K. content business earnings distributed to Telewest. Based on the cash flows expected to be generated by Telewest's content business and taking into account U.S. taxes on dividends received by Telewest and a range of potential dividend policies, Rothschild estimated the negative valuation impact of this tax-related adjustment to be up to ($200 million).

        This analysis indicated a range of implied enterprise values for Telewest's content business of approximately $971 million to $1.221 billion, or approximately $3.90 to $4.90 per share of Telewest common stock.

  Selected Precedent Transactions Analysis

        Using publicly available information and estimates, Rothschild analyzed the transaction value multiples paid or proposed to be paid in selected European transactions involving companies in the cable and content businesses. This analysis indicated a range of implied values per share of Telewest common stock of approximately $20.50 to $28.10, as summarized below and as compared to the Implied Consideration Value of $23.76:

Precedent Transactions Analysis Per Share Valuation
Cable Business	$16.70 - $23.50
Content Business	$3.80 - $ 4.60
Telewest Aggregate Value	$20.50 - $28.10

        Cable Business.    Rothschild analyzed the transaction value multiples paid or proposed to be paid in the following thirteen transactions announced since January 2003 involving European companies in the cable industry:

Target	Acquiror	Date
Casema Holding BV	The Carlyle Group Providence Equity Partners GMT Communications Partners	January 2003
Kabel Deutschland GmbH	Apax Partners Goldman Sachs Capital Partners Providence Equity Partners	January 2003
TeleColumbus Group	BC Partners	April 2003
Cablecom Holdings AG	TowerBrook Capital Partners Apollo Management Goldman Sachs Capital Partners	June 2003
Coditel Brabant SA	Altice One	November 2003
Noos SA	UnitedGlobalCom, Inc.	March 2004
FiberNet Kommunikációs Rt.	Warburg Pincus LLC	August 2004
Telemach d.o.o.	UnitedGlobalCom, Inc.	December 2004
France Télécom Câble	Cinven Limited	December 2004
NC Numéricâble	Altice One
ish-Muttergesellschaft Kabelnetz NRW Ltd.	iesy GmbH & Co. KG	March 2005
MS Irish Cable Holdings B.V. (NTL Ireland)	UnitedGlobalCom, Inc.	May 2005
UnitedGlobalCom, Inc.	Liberty Media International, Inc.	June 2005
Liberty Global, Inc.	Cablecom Holdings AG	September 2005

        For each of these transactions, Rothschild calculated the implied transaction value as a multiple of EBITDA for the most recently reported fiscal year. This analysis indicated the following:

Transaction Value as a Multiple of EBITDA
	Average	High	Low
All transactions	7.9x	12.9x	4.4x
2003 only	6.6x	9.4x	4.4x
2004 only	7.6x	6.7x	8.5x
2005 year-to-date	9.8x	12.9x	8.4x

        Based on this analysis, Rothschild selected a reference range of 7.9x to 9.8x EBITDA, which Rothschild then applied to corresponding financial data of Telewest's cable business based on financial forecasts provided to Rothschild by Telewest management in order to derive an implied value per share of Telewest common stock for Telewest's cable business of approximately $16.70-$23.50. For purposes of its analysis, Rothschild assumed a transaction involving Telewest's cable business would be structured as a sale of Telewest and the prior or concurrent disposition of Telewest's content business. Accordingly, Rothschild excluded the U.S. tax impact on a distribution of sales proceeds to Telewest.

        Content Business.    Rothschild analyzed the transaction value multiples paid or proposed to be paid in the following five selected transactions announced since April 2003 involving European companies in the content business:

Target	Acquiror	Date
Groupe AB S.A.	Port Noir Investment S.à.r.l.	April 2003
Zone Vision Networks Ltd.	UnitedGlobalCom, Inc.	January 2005
Crown Media Holdings, Inc. (international business)	Providence Equity Partners 3i David Elstein	February 2005
C More Group AB	Kanal 5 Holding AB	December 2004
sit-up	Telewest	March 2005

        For each of these transactions, Rothschild compared the implied transaction value as multiples of EBITDA for the most recently reported fiscal year. This analysis indicated the following:

Transaction Value as a Multiple of EBITDA
	Average	High	Low
All transactions (excluding Telewest/sit-up)	10.2x	12.6x	9.0x

        Rothschild also observed that the implied transaction value of the acquisition by Telewest of sit-up as a multiple of EBITDA was 15.4x.

        Based on this analysis, Rothschild selected a reference range of 11.0x to 15.0x EBITDA, which Rothschild then applied to corresponding financial data of Telewest's content business based on financial forecasts provided to Rothschild by Telewest management in order to derive an implied base enterprise value for Telewest's content business of approximately $1.599 billion to $1.951 billion. Using this range of implied values as a base enterprise value for Telewest's content business, Rothschild made the following valuation adjustments:

  •
  Rothschild subtracted the estimated value impact of an adjustment for costs associated with the transponder lease related to Telewest's content business to reflect an accounting treatment for the lease consistent with comparable companies. Considering the range of base enterprise values, Rothschild estimated the value impact of this adjustment to range from approximately $133 million to $161 million.

  •
  Rothschild subtracted net debt attributable to Telewest's content business of $113 million.

  •
  For purposes of its analysis, Rothschild assumed a direct sale of Telewest's content business followed by a distribution of the sales proceeds to Telewest. Based on Telewest management forecasts, Rothschild noted the estimated impact of U.K. capital gains taxes on the disposition of UKTV and sit-up under this scenario. Rothschild also noted the potential U.S. tax impact on sales proceeds distributed to Telewest stockholders, giving effect to a U.S. tax credit for U.K. capital gains taxes paid on the disposition. Rothschild estimated the net negative valuation impact of these tax-related adjustment to range from approximately $399 million to $506 million.

        This analysis indicated a range of implied enterprise values for Telewest's content business of approximately $954 million to $1.151 billion, or approximately $3.80 to $4.60 per share of Telewest common stock.

  Leveraged Buyout Analysis

        Using financial forecasts provided to Rothschild by Telewest management, Rothschild performed a leveraged buyout analysis on each of Telewest's cable and content businesses to determine the potential price per share, under current market conditions, that a leveraged buyout purchaser could theoretically pay for these businesses and, in the aggregate, for Telewest. This analysis indicated a range of implied values per share of Telewest common stock of approximately $17.90 to $21.20, as summarized below and as compared to the Implied Consideration Value of $23.76:

LBO Analysis Per Share Valuation
Cable Business	$14.00 - $17.00
Content Business	$3.90 - $ 4.20
Telewest Aggregate Value	$17.90 - $21.20

        Cable Business.    In performing this analysis for Telewest's cable business, Rothschild assumed that acquisition financing could be obtained in an amount not to exceed 6.0x projected fiscal year 2005 EBITDA (subject to a minimum initial equity investment of 25%), a minimum internal rate of return of 20% on the initial equity investment over a 4 year period would be required, and a leveraged buyout purchaser of the cable business would realize value upon a liquidity event in 2009 based on multiples of EBITDA ranging from 6.25x to 7.25x. In addition, for purposes of its analysis, Rothschild assumed a leveraged buyout of Telewest's cable business would be structured as an acquisition of Telewest and the prior or concurrent disposition of Telewest's content business. Accordingly, Rothschild excluded the U.S. tax impact on a distribution of LBO sales proceeds to Telewest. This analysis indicated a range of implied values per share of Telewest common stock for Telewest's cable business of approximately $14.00 to $17.00.

        Content Business.    In performing this analysis for Telewest's content business, Rothschild assumed that acquisition financing could be obtained in an amount not to exceed 5.0x projected fiscal year 2005 EBITDA (subject to a minimum initial equity investment of 25%), a minimum internal rate of return of 25% on the initial equity investment over a 4 year period would be required, and a leveraged buyout purchaser of the content business would realize value upon a liquidity event in 2009 based on multiples of EBITDA ranging from 11.0x to 13.0x. In addition, for purposes of its analysis, Rothschild assumed a sale of Telewest's content business followed by a distribution of the LBO sales proceeds to Telewest. Based on Telewest management forecasts, Rothschild noted the estimated impact of U.K. capital gains taxes on the disposition of UKTV and sit-up under this scenario. Rothschild also noted the potential U.S. tax impact on sales proceeds distributed to Telewest stockholders, giving effect to a U.S. tax credit for U.K. capital gains taxes paid on the disposition. This analysis indicated a range of implied values per share of Telewest common stock for Telewest's content business of approximately $3.90 to $4.20.

  Selected Premiums Paid Analysis

        Rothschild reviewed the premiums paid in selected public transactions involving only U.S.-based targets and acquirors announced since January 1, 2002 with transaction values between $1 billion and $10 billion. In addition, Rothschild reviewed the premiums paid in selected public transactions involving only U.K.-based targets announced since January 1, 2002 with a transaction value greater than $100 million, excluding transactions involving a negative premium or a premium greater than 100%, which were not deemed to be relevant. Rothschild reviewed the average premium paid in these selected transactions relative to the target company's closing stock prices 1 day, 1 week and 1 month prior to the public announcement of the transaction. This analysis indicated the following:

	U.S. Market				U.K. Market
	2002	2003	2004	2005 YTD	2002	2003	2004	2005 YTD
All-cash transactions
Number of transactions	14	16	37	21	15	25	26	25
Mean 1 day premium	29%	33%	31%	21%	25%	24%	22%	15%
Mean 1 week premium	23%	36%	30%	22%	29%	30%	27%	21%
Mean 1 month premium	35%	41%	32%	30%	32%	36%	31%	25%
All-stock transactions
Number of transactions	6	9	10	7	5	2	2	3
Mean 1 day premium	22%	26%	40%	16%	23%	22%	27%	21%
Mean 1 week premium	19%	33%	41%	15%	28%	25%	28%	29%
Mean 1 month premium	32%	36%	40%	16%	23%	28%	28%	31%
Cash and stock transactions
Number of transactions	8	13	16	14	3	2	3	4
Mean 1 day premium	10%	41%	28%	22%	21%	32%	32%	13%
Mean 1 week premium	17%	46%	33%	25%	21%	34%	38%	14%
Mean 1 month premium	23%	56%	32%	30%	26%	36%	49%	20%

        Rothschild reviewed the historical share price of Telewest common stock from July 12, 2004, the first day of trading in Telewest's common stock, to September 29, 2005. Rothschild noted that, around the time of the initial publication of press reports about Telewest engaging financial advisors and increased rumors of a potential transaction involving Telewest and NTL in early May 2005, shares of Telewest common stock were trading in a range of $18.00-$19.00 per share. Rothschild considered this range to represent a "clean" share price for Telewest common stock, unaffected by more specific public speculation as to the potential for a transaction involving Telewest. Rothschild noted that there had been a general expectation of a transaction involving Telewest and NTL since the first day of trading in Telewest's common stock.

        Based on this analysis, Rothschild selected a premium reference range of 25%-35% and applied that premium range to the range of "clean" share prices for Telewest common stock of $18.00-$19.00 per share to derive a range of implied prices per share of Telewest common stock of approximately $22.50 to $25.70, as compared to the Implied Consideration Value of $23.76.

  Market Price Analysis

        Rothschild reviewed the historical closing prices for Telewest common stock for three month period ended September 29, 2005. This analysis indicated a range of per share closing prices for Telewest common stock of between $21.10 and $22.70, as compared to the Implied Consideration Value of $23.76.

  Equity Research Analyst Price Targets

        Rothschild reviewed and analyzed price targets for Telewest common stock prepared and published by equity research analysts and available at September 29, 2005. These targets reflect each analyst's estimate of the future public market trading price of Telewest common stock. This analysis indicated a range of price targets for Telewest common stock from $22.00 to $25.00 per share, with an average and median price target of $23.50 per share, in each case as compared to the Implied Consideration Value of $23.76.

  Analysis of NTL

  Discounted Cash Flow Analysis

        Rothschild calculated a valuation range for NTL based on a discounted cash flow analysis with respect to NTL's future cash flows. Based on financial forecasts provided to Rothschild by NTL management, Rothschild calculated the estimated present value of the unlevered, after-tax free cash flows that NTL is forecast to generate over fiscal years 2005 through 2009. In calculating the terminal value of NTL, Rothschild assumed perpetual growth rates of 2.0% to 3.0% for the projected free cash flows for periods subsequent to 2009. The present value of the cash flows and terminal value was calculated using discount rates ranging from 9.0% to 10.5%, which were based on the estimated weighted average cost of capital for NTL. In addition, based on certain U.S. tax basis and U.K. net operating loss carry-forward information provided to Rothschild by NTL management, in its analysis Rothschild assumed that no U.S. tax would be payable on distributions of NTL's free cash flows to stockholders during the forecast period, except that an assumed 35% U.S. tax would be payable on, and would reduce, NTL's terminal value. This analysis indicated a range of implied values per share of NTL common stock of approximately $61.90 to $81.10, compared to the closing price per share of NTL common stock on September 29, 2005 of $65.32.

  Equity Research Analyst Price Targets

        Rothschild reviewed and analyzed price targets for NTL common stock prepared and published by equity research analysts and available at September 29, 2005. These targets reflect each analyst's estimate of the future public market trading price of NTL common stock. This analysis indicated a range of price targets for NTL common stock from $67.00 to $90.00 per share, with average and median per share price targets of $77.60 and $75.00, respectively, compared to the closing price per share of NTL common stock on September 29, 2005 of $65.32.

  Analysis of the Combined Company

  Discounted Cash Flow Analysis

        Rothschild calculated a valuation range for the combined company based on a discounted cash flow analysis with respect to the combined company's future cash flows. Based on financial forecasts provided to Rothschild by Telewest management and NTL management, Rothschild calculated the estimated present value of the unlevered, after-tax free cash flows that the combined company is forecast to generate over fiscal years 2005 through 2009. In calculating the terminal value of the combined company, Rothschild assumed perpetual growth rates of 2.0% to 3.0% for the combined company's projected free cash flows for periods subsequent to 2009. The present value of the cash flows was calculated using discount rates ranging from 9.0% to 10.5%, which were based on the combined company's estimated weighted average cost of capital. In addition, based on certain assumptions with respect to the resulting U.S. tax basis of the combined company, in its analysis Rothschild considered the effect of an assumed 35% U.S. tax on the combined company's free cash flows distributed to stockholders beginning in 2007. This analysis indicated a range of implied values per share of the combined company's common stock of approximately $59.20 to $93.70.

  Miscellaneous

        Under the terms of its engagement, Telewest agreed to pay Rothschild a fee of $4 million in connection with the delivery of its opinion. In addition, Telewest has agreed to pay Rothschild for its financial advisory services a transaction fee of $1 million payable upon the consummation of the merger. Rothschild may also be entitled to additional compensation for its financial advisory services payable by Telewest in its sole and absolute discretion upon the consummation of the merger. Telewest also has agreed to reimburse Rothschild for reasonable expenses incurred by Rothschild in performing its services, including fees and expenses of its legal counsel, and to indemnify Rothschild and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

        While neither Rothschild nor any of its affiliates is currently engaged on any advisory assignments with NTL or has served as financial advisor to NTL on any mergers and acquisitions assignments during the two years prior to the date of Rothschild's opinion, certain affiliates of Rothschild served as financial advisor to NTL in connection with its restructuring and received fees for such services. In addition, Rothschild or its affiliates may, in the future, provide financial advisory or other services to NTL and/or its affiliates and may receive fees for such services. In the ordinary course of business, Rothschild and its affiliates may trade the securities of Telewest or NTL for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities. Rothschild and its affiliates also may maintain relationships with Telewest, NTL and their respective affiliates or related parties.

Explanatory Note Regarding Potential Offer for Virgin Mobile

        NTL notes that its December 5, 2005 announcement (and its January 16, 2006 announcement, which was made subsequent to the delivery of the written opinions of Deutsche Bank and Rothschild to the Telewest board of directors and is therefore not addressed by those opinions or the analyses summarized above) confirmed a "potential offer" rather than a "firm offer" for Virgin Mobile. Under the terms of the City Code on Takeovers and Mergers, an announcement of a "potential offer" simply indicates that a party is considering an offer and does not give rise to an obligation to proceed with an offer (in contrast to the case where a firm offer announcement has been made). For more information on NTL's potential offer for Virgin Mobile, see "Summary—Recent Developments."

NTL's Recommendation of and Reasons for the Merger

        NTL's board of directors, other than Messrs. Banks, Huff and Elstein (who recused themselves), has determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of NTL and its stockholders (other than any affiliates of Telewest). NTL's board of directors recommends that NTL stockholders vote "FOR" the proposal to adopt the merger agreement at the NTL special meeting.

        In reaching its conclusion to approve the merger agreement and to recommend that NTL stockholders adopt the merger agreement, the NTL board of directors consulted with NTL management, as well as NTL's legal and financial advisors, and considered a number of factors, including the following material factors:

        Strategic Considerations.    NTL's board of directors believes that the merger with Telewest will provide a number of significant strategic opportunities and benefits, including the following, all of which it viewed as generally supporting its decision to approve the transaction with Telewest:

  •
  The merger is expected to create a more efficient, competitive communications company, the second largest in the United Kingdom, with significantly broader geographic coverage with a cable footprint covering more than 50% of U.K. households.

  •
  The combination of NTL's and Telewest's networks will provide a strong platform from which to deliver more effectively than either company could on its own a range of highly competitive offerings, such as VOD, high-definition television, PVRs, ultra high-speed broadband and both traditional and internet-based telephone services, either as stand-alone services or as bundled packages, allowing for product differentiation and innovation and the delivery of unique packages of service offerings such as bundled broadband, telephony and pay television.

  •
  The merger with Telewest will provide the combined company with an opportunity to compete more effectively in the highly competitive communications environment, including with cable,

    telephony, broadband and content providers such as BSkyB, Freeview, British Telecom and others.

  •
  NTL's board of directors also considered management's view that the combined companies should produce net synergies, resulting from reductions in sales and marketing costs, rationalization of the companies' respective workforces, reductions in capital expenditures and the adoption of best practices across the combined companies, all of which will increase competition and benefit consumers. These benefits are expected to be fully realized by the beginning of 2009, and the merger is expected to be accretive to the combined company's cashflow in 2006, before restructuring costs, and cashflow accretive after all costs from 2007 onwards. While these anticipated synergies reflect management's estimates, the NTL board recognized there could be no assurance that they would be achieved.

  •
  NTL's board considered that Telewest's content businesses are the largest supplier of basic channels to the U.K. pay television market and that ownership of these businesses would reinforce cable's position in the multi-channel TV market and may provide not only superior access to content but also a range of future strategic options.

  •
  NTL's board considered that NTL will be able to augment its talent pool with the most capable managers from Telewest and to adopt best practices and processes of each of the parties.

        Other Factors Considered by the NTL Board.    In addition to considering the strategic factors outlined above, NTL's board of directors considered the following additional factors, all of which it viewed as generally supporting its decision to approve the transaction with Telewest:

  •
  The historical information concerning Telewest's and NTL's respective businesses, financial performance and condition, operations, management, competitive positions and stock performance, including the results of the due diligence review of Telewest's assets, liabilities, financial condition, businesses and operations, which were consistent with the expectations of the board as to potential operating efficiencies and cost savings as well as other strategic and financial benefits anticipated as a result of the merger, and which comparisons and review generally informed the board's determination as to the relative values of NTL, Telewest and the combined company.

  •
  Management's assessment that the proposed merger was likely to meet certain criteria they deemed necessary for a successful merger—strategic fit, acceptable execution risk, and financial benefits to NTL and NTL's stockholders.

  •
  The advice received from NTL's tax advisors that the merger will be tax-free for U.S. federal income tax purposes to NTL's stockholders.

  •
  The financial analyses and presentations of NTL's financial advisors as of December 13, 2005 and their opinions as of December 14, 2005, that, in the case of Goldman Sachs, the conversion of each share of NTL common stock into the right to receive 2.5 shares of Telewest new common stock pursuant to the merger agreement and, in the case of Evercore, the consideration to be paid in the merger to the NTL stockholders was, in each case, fair from a financial point of view to the NTL stockholders (other than affiliates of Telewest, if any). The written opinions of Goldman Sachs and Evercore are attached as Appendix E and Appendix F, respectively, to this joint proxy statement/ prospectus and discussed in detail under "The Merger—Opinions of NTL's Financial Advisors."

  •
  The terms and conditions of the merger agreement, including:

  •
  the limited number and nature of the conditions to Telewest's obligation to consummate the reclassification and the merger and the limited risk of non-satisfaction of such conditions; and

    •
    that NTL may be entitled to receive a $175 million or a $215 million termination fee from Telewest, as applicable, if the reclassification and the merger are not consummated under certain circumstances.

  •
  The fact that the exchange ratios under the charter amendment and the merger agreement would not be adjusted for changes in the market price of NTL common stock or Telewest common stock.

  •
  The likelihood that the merger will be completed on a timely basis, including the likelihood that all necessary antitrust and other regulatory approvals will be received.

        Potential Risks Considered by the NTL Board.    NTL's board of directors also considered the potential risks of the merger and potential conflicts of interest, including the following:

  •
  The risk factors described under "Risk Factors," including the challenges of combining the operations of two major communications businesses, the risk that anticipated operating profit synergies and cost savings will not be achieved and the one-time costs of the acquisition and integration, which management estimated at approximately £277 million spread over a three-year period.

  •
  The risk that NTL may be required under the merger agreement to commit to dispose of assets of NTL and/or Telewest or commit to other undertakings if required by the OFT, the Competition Commission, the U.K. Secretary of State, the Irish Competition Authority or any other governmental entity in order to obtain antitrust clearance or other consents for the merger as long as such commitments do not result in a Regulatory Material Adverse Effect (as defined in the merger agreement) (See "The Merger Agreement—Conditions to the Filing of the Charter Amendment and the Completion of the Merger").

  •
  The risk that NTL will have to pay Telewest a termination fee of $175 million if the merger agreement is terminated under certain circumstances;

  •
  The fact that a material portion of Telewest's content businesses are held through a 50-50 joint venture with BBC Worldwide and the strategic options of the combined company with respect to such businesses or their operations may be limited by the rights and obligations of the parties under the underlying joint venture agreements or will otherwise require the agreement of the joint venture partner.

  •
  The fact that the transaction results in higher leverage than either NTL or Telewest had on a stand-alone basis, with the combined company having a combined net debt of approximately £5.7 billion and a debt to EBITDA ratio of 4.7:1 on the closing date of the merger, with the expectation that the combined company's free cash flow would provide the flexibility to further reduce debt levels over the medium term.

  •
  The potential dilution to NTL's stockholders in the combined company.

  •
  The risk of diverting management's attention from other strategic priorities to implement merger integration efforts.

  •
  The interests of certain NTL directors and officers described under "The Merger—Interests of Certain Persons in the Merger."

  •
  The fact that Telewest is a U.S. holding company that holds shares of U.K. subsidiaries, and that Telewest does not have substantial U.S. tax basis in its U.K. subsidiaries, which would likely make it more difficult to repatriate cash from Telewest's U.K. subsidiaries without incurring U.S. tax or utilizing any of NTL's tax assets, such as NTL's tax basis in its U.K. subsidiaries.

        The NTL board of directors recognized that there can be no assurance about future results, including results expected or considered in the factors listed above. The NTL board of directors concluded, however, that the potential advantages outweighed the potential risk of completing the transaction.

        The foregoing discussion of the information and factors considered by NTL's board of directors is not meant to be exhaustive but is believed to include all material factors considered by it in connection with its determination that the terms of the merger agreement are fair to and in the best interests of NTL and its stockholders. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the NTL board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the NTL board may have given different weight to different factors or assessed such factors differently. The NTL board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, NTL's management and NTL's legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination. The NTL board also considered the experience and expertise of Goldman Sachs and Evercore, its financial advisors, in reviewing quantitative analyses of the financial terms of the merger. See "—Opinion of NTL's Financial Advisors" below.

  Opinions of NTL's Financial Advisors

  Opinion of Goldman Sachs

        Goldman Sachs delivered a written opinion to the NTL board of directors, to the effect that, as of December 14, 2005, and based upon and subject to the factors and assumptions set forth in the opinion, the conversion of each share of NTL common stock into the right to receive 2.5 shares of Telewest new common stock pursuant to the merger agreement was fair from a financial point of view to the holders (other than affiliates of Telewest, if any) of shares of NTL common stock.

        The full text of the written opinion of Goldman Sachs, dated December 14, 2005, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion, is attached as Appendix E. Goldman Sachs provided its opinion for the information and assistance of the NTL board of directors in connection with its consideration of the merger. Goldman Sachs' opinion is not a recommendation as to how any holder of NTL common stock should vote with respect to the merger agreement and the merger. We encourage you to read the opinion carefully and in its entirety.

        In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

  •
  the merger agreement;

  •
  annual reports to stockholders and Annual Reports on Form 10-K of NTL and its predecessors and Annual Reports on Forms 10-K or 20-F of Telewest and its predecessors for the five fiscal years ended December 31, 2004;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of NTL and Telewest;

  •
  certain other communications from NTL and Telewest to their respective stockholders;

  •
  certain internal financial analyses and forecasts for Telewest prepared by its management; and

  •
  certain internal financial analyses and forecasts for NTL and certain financial analyses and forecasts for Telewest prepared by management of NTL, which are referred to in this section as the NTL forecasts, including certain cost savings and operating synergies projected by management of NTL to result from the merger, which are referred to in this section as the synergies.

        Goldman Sachs held discussions with members of the senior managements of NTL and Telewest regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of NTL and Telewest.

        In addition, Goldman Sachs:

  •
  reviewed the reported price and trading activity for the shares of NTL common stock and the shares of Telewest common stock;

  •
  compared certain financial and stock market information for NTL and Telewest with similar information for certain other companies the securities of which are publicly traded;

  •
  reviewed the financial terms of certain recent business combinations in the cable industry specifically and in other industries generally; and

  •
  performed such other studies and analyses, and considered such other factors, as Goldman Sachs considered appropriate.

        Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs assumed with the consent of NTL that the NTL forecasts, including the synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of NTL. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of NTL or Telewest or any of their respective subsidiaries, and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on NTL or Telewest, or the expected benefits of the merger, in any way meaningful to Goldman Sachs' analyses. NTL directed Goldman Sachs to assume, and Goldman Sachs assumed, that the aggregate borrowings as part of the financing of the redemption consideration for Telewest redeemable common stock (but not the refinancing of existing indebtedness) will be done at the Merger Sub level. The merger consideration was determined through arm's-length negotiations between NTL and Telewest and was approved by the NTL board of directors. Goldman Sachs provided advice to NTL during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to NTL or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

        The following is a summary of the material financial analyses performed by Goldman Sachs in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. Goldman Sachs believes that each of these analyses was relevant to its examination and conclusion as to whether the merger consideration to be received in exchange for each share of NTL common stock pursuant to the merger agreement was fair from a financial point of view to the holders (other than affiliates of Telewest, if any) of shares of NTL common stock. The order of analyses described does not represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 13, 2005, and is not necessarily indicative of current market conditions. Goldman Sachs analyzed the transactions under the merger agreement as a reverse merger.

Transaction Premium and Multiples Analyses

Transaction Premium Analysis

        Goldman Sachs calculated the implied transaction premium to be received by Telewest stockholders over the market price at various points for each share of Telewest common stock. In these calculations, Goldman Sachs utilized an implied transaction consideration per share of $23.89, calculated using a fixed exchange ratio of 0.2875 NTL common shares for each share of Telewest new common stock, adjusted to take account of the effective 2.5 for 1 stock split, fixed cash redemption consideration of $16.25 per share of Telewest redeemable common stock and the NTL share price of $66.47 as of December 13, 2005. Goldman Sachs compared the implied transaction consideration per share of $23.89 with the following trading prices for Telewest common stock:

  •
  the closing price of $23.19 on December 13, 2005;

  •
  the fifty-two-week high trading price of $23.20;

  •
  the average trading price of $22.53 over the one-month period prior to December 13, 2005;

  •
  the average trading price of $22.51 over the three-month period prior to December 13, 2005; and

  •
  the average trading price of $22.29 over the six-month period prior to December 13, 2005.

        The results of Goldman Sachs' calculations are reflected below:

Stock Price	Implied Premium Based on Implied Transaction Price per Telewest Share of $22.78
December 13, 2005	3.0%
Fifty-two-week High	3.0%
One-month Average	6.1%
Three-month Average	6.2%
Six-month Average	7.2%

Transaction Multiples Analysis

        Goldman Sachs analyzed implied transaction multiples with respect to Telewest's cable business segment, and compared such multiples with similar multiples calculated for NTL. In performing this analysis, Goldman Sachs first derived the total implied transaction enterprise value of Telewest using the implied transaction consideration per share of $23.89. Goldman Sachs then calculated the implied enterprise value of the Telewest cable business segment by subtracting an illustrative enterprise value of the Telewest content business segment, derived using a discounted cash flow analysis as described below, from the implied total enterprise value. By further subtracting net debt for the cable business segment from the implied cable enterprise value, Goldman Sachs calculated an implied equity value for the Telewest cable business segment and further, a corresponding implied per share cable equity value, assuming fully diluted shares of Telewest common stock.

        Goldman Sachs then calculated ratios of implied cable enterprise value to cable EBITDA as well as to cable EBITDA minus capital expenditures, or capex, each for the last twelve months, or LTM, ending June 30, 2005. In addition, Goldman Sachs calculated ratios of implied cable enterprise value to estimated cable EBITDA as well as to estimated cable EBITDA minus capex, each for 2005, 2006 and 2007, and the ratio of implied cable enterprise value to estimated cable free cash flow, or FCF, for 2006 and 2007. Finally, Goldman Sachs compared these multiples for the Telewest cable business segment with similar multiples calculated for NTL. The results of such comparison are reflected in the following table:

	NTL (£ in millions)	Telewest (£ in millions)
Cable Enterprise Value	£4,710	£4,161
Cable Equity Value	£3,252	£2,606
Multiples
Cable EBITDA
June LTM	7.0x	8.3x
2005E	7.1x	8.4x
2006E	6.6x	7.7x
2007E	5.9x	7.2x
Cable EBITDA-Capex
June LTM	12.2x	14.4x
2005E	13.2x	14.7x
2006E	13.0x	12.8x
2007E	11.1x	11.4x
Cable FCF
2006E	12.9x	11.5x
2007E	10.4x	9.4x

Valuation of Telewest Content Business Segment

Discounted Cash Flow Analysis

        Goldman Sachs performed a discounted cash flow analysis with respect to the Telewest content business segment of its unlevered free cash flow. This analysis is designed to represent the present value of the content assets of Telewest based on projected future cash flows generated by such assets. Goldman Sachs performed this analysis based on projections prepared by Telewest management and those prepared by NTL management, respectively. For purposes of this analysis, Goldman Sachs included in the total enterprise value of the Telewest content business segment 50% of Telewest's equity in the UKTV Group plus £170 million of loans to the UKTV Group and 100% of Flextech and sit-up. For purposes of its analysis, Flextech, sit-up and Telewest's 50% stake in UKTV are collectively referred to as Telewest's content business segment.

        In performing this discounted cash flow analysis, Goldman Sachs used estimates of Telewest's unlevered free cash flows from the Telewest content business segment for the period from 2005 through 2009 as prepared by Telewest and NTL management, respectively, and applied discount rates ranging from 9.0% to 12.0%, which reflected estimates of the weighted average cost of capital of the Telewest content business segment. Goldman Sachs then calculated for the Telewest content business segment illustrative terminal value indications in the year 2009, using perpetual growth rates ranging from 2.0% to 4.0%. These illustrative terminal value indications were then discounted to calculate illustrative implied enterprise value indications by using discount rates ranging from 9.0% to 12.0%. All cash flows were discounted back to December 31, 2005.

        Based on estimates prepared by Telewest management, Goldman Sachs derived implied enterprise value indications ranging from £891 million to £1,583 million with respect to the Telewest content business segment. Based on estimates prepared by NTL management, Goldman Sachs derived implied enterprise value indications ranging from £706 million to £1,232 million with respect to the Telewest content business segment.

Multiples Analysis

        Goldman Sachs performed certain multiples analysis with respect to the Telewest content business segment by calculating (1) the enterprise value to EBITDA ratio and (2) the price to earnings ratio, each for the years 2005, 2006 and 2007, using estimates of EBITDA and earnings generated by Telewest's content assets as prepared by Telewest management and NTL management, respectively.

        In performing this analysis, Goldman Sachs calculated illustrative implied equity value indications by subtracting net debt from implied enterprise value indications ranging from £700 million to £1,000 million. Goldman Sachs assumed the Telewest content business segment to be a standalone entity and assumed the net debt to be three times the estimated 2005 EBITDA of the Telewest content business segment. The implied equity value per share for the Telewest content business segment was then derived by dividing the implied equity value by the number of fully diluted shares of Telewest common stock outstanding as of December 13, 2005.

        In addition, Goldman Sachs compared the two sets of multiples, each derived based on Telewest management's and NTL management's estimates, respectively, with similar multiples estimated for the same years for ITV and BSkyB.

        The following table shows multiple ranges based on Telewest management estimates and NTL management estimates, respectively, as compared with similar multiples for the same years for ITV and BSkyB.

	Multiple Range Based on Telewest Management Estimates	Multiple Range Based on NTL Management Estimates	ITV	BSkyB
Enterprise
Value/EBITDA
2005E	9.9x - 14.3x	10.2x - 14.8x	9.6x	9.9x
2006E	8.6x - 12.5x	10.0x - 14.4x	9.8x	8.8x
2007E	7.0x - 10.1x	8.6x - 12.5x	9.0x	8.0x
Price/Earnings
2005E	16.6x - 27.2x	17.3x - 28.4x	15.0x	16.2x
2006E	13.5x - 22.1x	16.6x - 27.2x	15.2x	14.1x
2007E	9.5x - 15.6x	12.7x - 20.8x	13.4x	12.5x

Selected Company Analysis

        Goldman Sachs reviewed selected publicly available financial information, ratios and multiples for BSkyB, ITV and a group of European free-to-air companies, including ITV, Mediaset S.p.A., Metropole Television S.A., ProsiebenSat.1 Media AG, Television Francaise 1 S.A., TV4 AB, Antena 3 Televisión, S.A., Telecinco, S.A., TVN S.A., Central European Media Enterprises, Ltd. and Modern Times Group MTG AB, in the content programming industry. Although none of the selected companies are directly comparable to the Telewest content business segment, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to the content business segment of Telewest.

        The following table compares certain multiples and percentages calculated for the selected companies and all market data were as of December 13, 2005:

Company	Market Cap	Enterprise Value	2005 EBITDAx	2006 EBITDAx	2005-2007 EBITDA Growth
BSkyB	$16.2bn	$17.2bn	9.9x	8.8x	11.6%
ITV	$8.3bn	$8.5bn	9.6x	9.8x	3.5%
Free To Air*			10.4x	10.0x	12.9%
Median

*
Selected Free to Air companies include ITV, Mediaset S.p.A., Metropole Television S.A., ProsiebenSat.1 Media AG, Television Francaise 1 S.A., TV4 AB, Antena 3 Televisión, S.A., Telecinco, S.A., TVN S.A., Central European Media Enterprises, Ltd. and Modern Times Group MTG AB.

Selected Transactions Analysis

        Goldman Sachs analyzed certain publicly available information relating to selected business combination transactions involving companies in the content programming industry announced between January 2003 and September 2005. These transactions (listed by acquiror and month and year of announcement) were as follows:

  •
  Apax Partners Inc. (March 2005)

  •
  Saban Capital Group, Inc. (August 2003)

  •
  Telefónica S.A. (January 2003)

  •
  Flextech (May 2005)

  •
  Liberty Media Corporation (September 2003)

        For each of the selected transactions, Goldman Sachs calculated the implied enterprise value of the target company as a multiple of the target company's publicly reported LTM EBITDA for the period ending immediately prior to the announcement of the transaction (to the extent that information was publicly available). The following table presents the results of this analysis:

Acquiror	Target	Date	Enterprise Value	xEBITDA
Apax Partners Inc.	Hit Entertainment plc	March 2005	$0.9bn	12.7x
Saban Capital Group, Inc.	ProsiebenSat.1 Media AG	August 2003	€0.8bn	15.6x
Telefónica S.A.	Antena3 Televisión, S.A.	January 2003	€0.1bn	11.5x
Flextech	sit-up	May 2005	£0.2bn	9.5x
Liberty Media Corporation	QVC, Inc.	September 2003	$7.9bn	14.2x

        In summary, based on illustrative Telewest content business segment equity valuations between $4.00 and $6.50 per share (implying an enterprise value between £677 million and £1,031 million),

Goldman Sachs calculated enterprise value to EBITDA multiples based on estimates by Telewest management and NTL management. The following table reflects the results of such computations:

		Telewest Management Estimates		NTL Management Estimates
Illustrative Value of Content per Telewest Share	Value of Content(1)
		2005E	2006E	2005E	2006E
$6.50	£1,031	14.1x	12.3x	14.1x	13.3x
$6.00	£960	13.0x	11.3x	13.0x	12.3x
$5.50	£889	12.0x	10.4x	12.0x	11.3x
$5.00	£818	10.9x	9.5x	10.9x	10.3x
$4.40	£748	9.8x	8.6x	9.8x	9.3x
$4.00	£677	8.8x	7.7x	8.8x	8.3x

(1)
Includes half of the value of intercompany loan of £85 million.

Valuation of Telewest Cable Business Segment

Comparison of Key Performance Indicators

        Goldman Sachs compared key performance indicators for the quarter ended September 30, 2005 of the cable business segments of NTL and Telewest as reported by the companies. The following table reflects the results of such comparison:

Key Performance Indicator	Telewest	NTL (On-net)
Homes Marketed	4,698,067	7,935,800
Customers	1,848,096	3,097,300
Average Revenue per User (ARPU)	£45.17 per month	£39.08 per month
% of Triple Play Customers(1)	35.0%	27.2%
% of Double Play and Triple Play Customers(1)	79.0%	69.2%
Net Churn per Month	1.4%	1.5%
Customer Penetration	39.3%	39.0%
Digital TV Penetration	91.1%	72.6%
Bad Debt Expense	1.2%	2.0% - 2.5%

(1)
"Double play" and "triple play" customers are customers that subscribe to two (in the case of double play) and three (in the case of triple play) of the following services offered by NTL and Telewest: cable television, telephony and internet access.

Selected Wall Street Estimates Analysis

        Goldman Sachs compared estimates prepared by NTL management of cable revenue, cable EBITDA and cable EBITDA minus cable capex, with respect to Telewest's cable business segment, with medians of selected Wall Street estimates of the same indicators, and in each case, for both prior to and post the announcement of Telewest's third quarter results for 2005. Similarly, Goldman Sachs also compared estimates prepared by NTL management of revenue, EBITDA and EBITDA minus capex with respect to NTL, with medians of selected Wall Street estimates of the same indicators, and in each case, for both prior to and post the announcement of NTL's third quarter results for 2005.

Comparisons were performed for the years from 2005 through 2010. The following table reflects the results of such comparisons:

	2005E	2006E	2007E	2008E	2009E	2010E
Telewest Cable Business
% Over (Under) Median
Wall Street
Cable Revenue Pre Q3 Results	(0.7)%	(0.9)%	(1.2)%	(2.7)%	(2.7)%	(6.6)%
Cable Revenue Post Q3 Results	(0.0)%	2.7%	4.6%	7.9%	NA	NA
Cable EBITDA Pre Q3 Results	1.5%	(1.5)%	(1.6)%	(1.2)%	(2.2)%	(2.1)%
Cable EBITDA Post Q3 Results	(1.0)%	1.9%	4.4%	9.4%	NA	NA
Cable EBITDA- Cable Capex Pre Q3 Results	2.9%	2.2%	2.3%	0.7%	(1.9)%	(2.2)%
Cable EBITDA- Cable Capex Pre Q3 Results	(3.5)%	(2.9)%	(0.5)%	5.2%	NA	NA
	2005E	2006E	2007E	2008E	2009E	2010E
NTL
% Over (Under) Median
Wall Street
Revenue Pre Q3 Results	(1.0)%	(2.3)%	(0.4)%	0.1%	1.1%	0.9%
Revenue Post Q3 Results	(0.2)%	4.0%	8.3%	15.7%	NA	NA
EBITDA Pre Q3 Results	(0.9)%	(4.0)%	(3.9)%	(5.3)%	(5.5)%	3.2%
EBITDA Post Q3 Results	(0.7)%	4.4%	11.1%	19.9%	NA	NA
EBITDA- Cable Capex Pre Q3 Results	(2.3)%	(4.5)%	(5.3)%	(9.9)%	(9.2)%	0.7%
EBITDA- Cable Capex Pre Q3 Results	(5.3)%	(5.2)%	2.5%	25.6%	NA	NA

Discounted Cash Flow Analysis

        Goldman Sachs performed a discounted cash flow analysis with respect to the Telewest cable business segment of its unlevered free cash flow. This analysis is designed to represent the present value of the cable business segment of Telewest based on projected future cash flows generated by this business segment. Goldman Sachs performed this analysis based on projections prepared by NTL management.

        In performing this discounted cash flow analysis, Goldman Sachs used estimates of Telewest's unlevered free cash flows from the Telewest cable business segment for the period from 2005 through 2009 as prepared by NTL management, and applied discount rates ranging from 8.5% to 11.0%, which reflected estimates of the weighted average cost of capital of the Telewest cable business segment. Goldman Sachs then calculated illustrative terminal value indications in the year 2009 based on perpetuity growth rates ranging from 2.0% to 3.0%. These illustrative terminal value indications were then discounted to calculate illustrative implied enterprise value indications by using discount rates ranging from 8.5% to 11.0%. All cash flows were discounted back to December 31, 2005. Assuming fully diluted shares, Goldman Sachs then derived implied price per share indications ranging from $11.53 to $23.73 with respect to the Telewest cable business segment.

Precedent Cable Transactions Analysis

        Goldman Sachs analyzed certain publicly available information relating to selected business combination transactions involving companies in the cable industry announced between November 2003 and December 2005. These transactions (listed by acquiror and month and year of announcement) included:

  •
  Providence Equity Partners Inc. ("Providence") (December 2005)

  •
  Liberty Global, Inc. (September 2005)

  •
  Grupo Corporativo Ono SA ("ONO") (July 2005)

  •
  Liberty Media Corporation (January 2005)

  •
  iesy Hessen GmbH & Co. KG ("Kabel") (March 2005)

  •
  Kabel Deutschland (November 2004)

  •
  Apollo Management, L.P. ("Apollo"), Providence, The Goldman Sachs Group, Inc. ("GS") (November 2003)

        For each of the selected transactions, Goldman Sachs calculated the implied enterprise value of the target company as a multiple of the target company's publicly reported LTM EBITDA for the period ending immediately prior to the announcement of the transaction (to the extent that information was publicly available). This analysis shows that the high multiple of these transactions is 15.0x and the low multiple is 8.1x. The following table presents the results of this analysis:

Acquiror	Target	Date	LTM EV/EBITDA
Providence	Kabel Deutschland	December 2005	7.9x
Liberty Global, Inc.	Cablecom	September 2005	13.2x
ONO	Auna TLC	July 2005	15.0x
Liberty Media Corporation	UGC	January 2005	10.5x
Iesy	Ish	March 2005	8.1x
Kabel Deutschland	Ish, Iesy and Kabel Baden-Württenberg	November 2004 (Blocked)	8.1x
Apollo, Providence, GS	Cablecom	November 2003	13.8x

  Deal Valuation Analysis

        Goldman Sachs calculated a set of implied Telewest per share cable equity values based on cable enterprise values derived by multiplying estimated 2005 and 2006 Telewest cable EBITDA and cable EBITDA minus capex by corresponding multiples estimated for NTL. Subsequently, Goldman Sachs derived implied Telewest per share cable equity values ranging from $13.92 to $18.91.

        Goldman Sachs compared the $18.39 per share cable equity value for Telewest implied in the transaction consideration per share of $23.89 with the range of implied per share cable equity values described above.

Valuation of Potential Deal Benefits

Discounted Cash Flow Analysis

        Goldman Sachs noted that the merger was expected to result in potential future benefits to the combined company. Goldman Sachs performed discounted cash flow analyses to derive the present value of potential gross deal benefits and potential transaction costs and then calculated corresponding net deal benefits. With respect to the present value of potential gross deal benefits, Goldman Sachs added up estimates of pro forma EBITDA deal benefits and pro forma capex deal benefits prepared by NTL management to derive net operating free cash flow deal benefits from year 2005 through year 2009, and then applied discount rates ranging from 8.5% to 11.0%, which reflected estimates of the weighted average cost of capital of the combined company. Goldman Sachs calculated illustrative gross deal benefit indications by using illustrative terminal value indications in the year 2009 based on perpetuity growth rates ranging from 0.0% to 2.5%. These illustrative terminal value indications were then discounted to calculate illustrative gross deal benefit indications using discount rates ranging from 8.5% to 11.0%. As a result, Goldman Sachs derived gross deal benefit indications ranging from £1,337 million to £2,476 million.

        Goldman Sachs then used NTL management's estimates of potential costs to deliver deal benefits for years 2005 to 2009 and calculated present value indications of costs to deliver deal benefits ranging from £65 million to £68 million, based on discount rates ranging from 8.5% to 11.0%. In addition, Goldman Sachs noted that the merger would incur potential transaction costs and expenses ranging from £83 million to £98 million and potential liabilities up to a £100 million range. Furthermore, Goldman Sachs analyzed the present value of financing costs attributable to the financing structure that requires financing to be incurred at the Merger Sub level and calculated the present value of financing costs of £113 million in a low-cost case, £189 million in a mid-cost case and £470 million in a high-cost case. The low-cost case assumed an incremental 100 basis points paid on the anticipated Merger Sub financing of £1.8 billion for 10 years, after which the incremental 100 basis points cost is eliminated upon refinancing. The mid-cost case assumed payment of an incremental 100 basis points in perpetuity. The high-cost case assumed payment of an incremental 100 basis points for 10 years, at which time the full tax charge on money dividended to Merger Sub is incurred.

        Finally, Goldman Sachs subtracted per share gross costs from per share gross deal benefits to derive a range of per share net deal benefits. Specifically, assuming a 9.5% discount rate, in the low-cost case, the merger would result in total net deal benefits of £1,882 million and per share net deal benefits of $13.30. In the mid-cost case, the merger would result in total net deal benefits of £1,350 million and per share net deal benefits of $9.54. In the high-cost case, the merger would result in total net deal benefits of £592 million and per share net deal benefits of $4.18.

Precedent Transactions Analysis

        Goldman Sachs analyzed deal benefits relating to selected business combination transactions involving companies in the general telecommunications industry announced between April 1996 and September 2005. These transactions included, among others, C&W's acquisition of Energis PLC, Verizon Communications Inc.'s acquisition of MCI Inc., Qwest Communications International Inc.'s acquisition of MCI Inc. and SBC Communications Inc.'s acquisition of AT&T Corp.

        For each of the selected transactions, Goldman Sachs calculated the ratios of revenue synergies to pro forma revenue, cost synergies to pro forma cash costs and capex synergies to pro forma capex. The following table shows the highs and lows of these ratios compared with corresponding ratios in the proposed merger.

	Revenue Synergies/ Pro Forma Revenue	Cost Synergies/ Pro Forma Cash Costs	Capex Synergies/ Pro Forma Capex
High	12.0%	14.2%	25.0%
Low	0.0%	0.7%	0.0%
NTL/Telewest	0.0%	8.4%	10.1%

Combination Analysis

Sharing of Deal Benefits (Includes Synergies) Analysis

        Goldman Sachs analyzed the percentage of net deal benefits that would accrue to NTL following the proposed merger, assuming that NTL paid $18.39 per share for the Telewest cable business segment. The $18.39 per share cable price was derived by subtracting an illustrative per share content equity value of $5.50 from the $23.89 implied per share transaction consideration for Telewest common stock. Goldman Sachs performed this analysis at illustrative net deal benefits per share levels of $4.00, $8.00 and $12.00, respectively, assuming various implied per share cable equity values ranging from $13.00 to $18.50 with respect to Telewest common stock. The following table presents the percentage of net deal benefits that would accrue to NTL at different levels of net deal benefits per share and of implied cable equity value per share:

	Net Deal Benefits per Share
Implied Cable Equity Value per Share
	$4.00	$8.00	$12.00
$13.00	(26.1)%	24.4%	41.3%
$13.50	(16.8)%	29.1%	44.4%
$14.00	(7.4)%	33.8%	47.5%
$14.50	2.0%	38.5%	50.6%
$15.00	11.4%	43.2%	53.8%
$15.50	20.7%	47.8%	56.9%
$15.75	25.4%	50.2%	58.4%
$16.00	30.1%	52.5%	60.0%
$16.50	39.5%	57.2%	63.1%
$17.00	48.8%	61.9%	66.2%
$17.49	58.0%	66.5%	69.3%
$17.50	58.2%	66.6%	69.4%
$18.00	67.6%	71.3%	72.5%
$18.50	76.9%	75.9%	75.6%

Value Creation Analysis

        Goldman Sachs also analyzed potential value creation with respect to NTL common stock at net deal benefits per share levels of $4.00, $8.00 and $12.00, respectively. Specifically, Goldman Sachs analyzed the premia of pro forma per share price of the combined company common stock over $66.47, which was the per share price of NTL common stock on December 13, 2005. In performing this analysis, Goldman Sachs first calculated the pro forma cable enterprise value by multiplying the estimated 2005 pro forma cable EBITDA by a hypothetical estimated pro forma 2005 EBITDA multiple. Goldman Sachs then subtracted pro forma cable net debt from this pro forma cable enterprise value and added an illustrative content equity value of £779 million to get the pro forma total equity value, which was subsequently divided by the pro forma number of shares of common stock of the combined company to derive the pro forma per share price of the combined company common stock. For purposes of this analysis, Goldman Sachs utilized three hypothetical estimated pro forma 2005 EBITDA multiples of 7.1x, 7.6x and 8.4x. 7.1x was NTL's 2005 EBITDA multiple using NTL management estimates, 8.4x was Telewest's 2005 EBITDA multiple using NTL management estimates and 7.6x was an enterprise-value weighted blended multiple of the 7.1x NTL 2005 EBITDA multiple and the 8.4x Telewest 2005 EBITDA multiple. The following table shows premia at the three hypothetical multiples and the three illustrative net deal benefit levels:

	Hypothetical PF 2005E EBITDA Multiple
Potential Net Deal Benefits Per Share
	7.1x	7.6x	8.4x
$4.00	(0.6)%	14.0%	33.5%
$8.00	12.4%	27.0%	46.5%
$12.00	25.5%	40.1%	59.6%

Accretion/Dilution Analysis

        Goldman Sachs performed an illustrative pro forma free cash flow per share, or FCFPS, analysis of the potential financial impact of the proposed merger. Goldman Sachs assumed cash consideration to be financed with debt incurred at the Merger Sub level and performed its analysis in two scenarios: one without synergies and one with gross synergies. Goldman Sachs compared, for each of the years 2006, 2007 and 2008, the estimated FCFPS of NTL, on a standalone basis without synergies, in relation to the estimated FCFPS of the combined company without synergies and that of the combined company with gross synergies, using FCFPS estimates and synergy estimates prepared by NTL management. Based on such analysis, without synergies, the proposed transaction would be dilutive to NTL on an FCFPS basis in 2006 and accretive to NTL in 2007 and 2008. However, with gross synergies, the proposed cash transaction would be accretive to NTL on an FCFPS basis in 2006, 2007 and 2008.

        Goldman Sachs also performed an illustrative pro forma FCFPS analysis of the potential financial impact of an alternative all-stock consideration transaction. Goldman Sachs performed its analysis in two scenarios: one without synergies and one with gross synergies. Goldman Sachs compared, for each of the years 2006, 2007 and 2008, the estimated FCFPS of NTL, on a standalone basis without synergies, in relation to the estimated FCFPS of the combined company without synergies and that of the combined company with gross synergies, using FCFPS estimates and synergy estimates prepared by NTL management. Based on such analysis, without synergies, the alternative all-stock transaction would be accretive to NTL on an FCFPS basis in 2006 and 2007 and dilutive to NTL in 2008. However, with gross synergies, the alternative all-stock transaction would be accretive to NTL on an FCFPS basis in 2006, 2007 and 2008.

        The following table presents the results of such analyses:

	Accretion/Dilution
	2006	2007	2008
NTL & Telewest (Assuming Cash Consideration Financed with HoldCo Debt)
Without Synergies	(4.1)%	2.7%	5.7%
With Gross Synergies*	18.5%	45.4%	49.4%
NTL & Telewest (Assuming 100% Stock Transaction)
Without Synergies	4.6%	3.3%	(3.4)%
With Gross Synergies*	19.6%	31.5%	25.4%

*
Includes gross synergies of £78 million, £179 million and £249 million in 2006, 2007 and 2008, respectively.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. No company or transaction used in the above analyses as a comparison is directly comparable to NTL or Telewest or the proposed merger.

        Goldman Sachs prepared these analyses for purposes of Goldman Sachs' providing its opinion to the NTL board of directors as to the fairness from a financial point of view of the merger consideration to be received in exchange for each share of NTL common stock pursuant to the merger agreement to the holders (other than affiliates of Telewest, if any) of shares of NTL common stock. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of NTL, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, Goldman Sachs' opinion to the NTL board of directors was one of many factors taken into consideration by the NTL board of directors in making its determination to approve the merger agreement.

        Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to NTL in connection with, and has participated in certain of the negotiations leading to, the merger contemplated by the merger agreement. In addition, Goldman Sachs is currently providing and has provided certain investment banking and other financial services to NTL, including having acted as a lead manager with respect to a rights offering of 35,750,000 shares of NTL common stock in November 2003 and a public offering of senior notes due 2014 for NTL's wholly owned subsidiary NTL Cable PLC (aggregate principal amount equivalent to £811 million) in March 2004; having acted a mandated lead arranger of a senior secured credit facility for NTL's wholly owned subsidiary NTLIH, due 2014 (aggregate principal amount £2.425 million) in March 2004; having acted as NTL's financial advisor in connection with the sale of its broadcast business in December 2004 and the sale of its telecommunications operations in the Republic of Ireland in May 2005; having acted as NTL's financial advisor in connection with the transactions contemplated by the original merger agreement; acting as a mandated lead arranger of the senior facilities and bridge facility contemplated by the commitment letter in connection with the merger for which Goldman Sachs will receive approximately $16 million; and acting as a counterparty in certain currency hedging transactions with respect to the senior facilities. Goldman Sachs has not, in the past two years, provided any services to Telewest. Goldman Sachs also may provide investment banking services to NTL, Telewest and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive, compensation.

        In addition, Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals, including NTL. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to NTL, Telewest and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of NTL and Telewest for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

        NTL selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement, dated May 15, 2005, NTL engaged Goldman Sachs to act as its financial advisor in connection with a possible acquisition of Telewest. Pursuant to the terms of this letter agreement, NTL agreed to pay Goldman Sachs a transaction fee of $25 million, payable on consummation of the merger. In the event the merger is not consummated and a termination fee is paid to NTL, NTL is obligated instead to pay Goldman Sachs a fee of $12.5 million, payable if and when such termination fees is paid to NTL. NTL has also agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs against various liabilities, including various liabilities under the federal securities laws.

  Fairness Opinion of Evercore

        To assist the NTL board of directors with the evaluation of the merger consideration and the merger, Evercore was retained to render an opinion as to the fairness to the holders of NTL common stock (other than affiliates of Telewest, if any), from a financial point of view, of the merger consideration to be received by such holders.

        Evercore was not engaged to, nor did it, evaluate NTL's underlying business decision to engage in the merger or the relative merits of the merger as compared to other business or financial strategies that might be available to NTL. Evercore was not asked to pass upon, and expressed no opinion with respect to any matters, other than the fairness to the holders of NTL common stock (other than affiliates of Telewest, if any), from a financial point of view, of the merger consideration to be received by such holders.

        On October 2, 2005, Evercore delivered its initial opinion to the NTL board of directors based on the transaction structure contemplated as of such time. Based on the revised transaction structure, on December 14, 2005, Evercore delivered a subsequent opinion, reflecting certain changes in the transaction structure to the NTL board of directors that, as of that date, and subject to the factors, limitations, qualifications and assumptions set forth therein, the merger consideration to be received by the holders of NTL common stock was fair, from a financial point of view, to such holders (other than affiliates of Telewest, if any).

        Evercore is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, business and securities valuations, recapitalizations and financial restructurings. Evercore was selected on the basis of its reputation, experience and the fact that neither NTL nor Telewest had any prior relationship with Evercore.

        The full text of Evercore's written opinion, dated as of December 14, 2005, is attached as Appendix F to this proxy statement and sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken. The summary of Evercore's written opinion below is qualified in its entirety by reference to the full text of the opinion. You are urged to read the opinion carefully and in its entirety.

        In reading the discussion of the opinion set forth below, you should be aware that Evercore's opinion:

  •
  does not constitute a recommendation to NTL stockholders or any other person as to how to vote or act on any matter relating to the merger agreement or the merger; and

  •
  does not constitute a recommendation to the NTL board of directors in connection with the merger.

        In connection with rendering its opinion, Evercore, among other things:

  •
  reviewed a draft, dated December 13, 2005, of the merger agreement in the form provided to Evercore and assumed that the final form of the merger agreement did not vary in any respect material to Evercore's analysis;

  •
  analyzed certain publicly available and internal non-public financial statements and other public and non-public financial and operating data concerning NTL prepared by and furnished to Evercore by NTL management;

  •
  analyzed certain financial projections concerning NTL prepared by and furnished to Evercore by NTL management;

  •
  participated in due diligence sessions involving NTL's past and current operations and financial condition and NTL's prospects with NTL management;

  •
  analyzed certain publicly available and internal non-public financial statements and other public and non-public financial and operating data concerning Telewest prepared by and furnished to Evercore by the management of Telewest;

  •
  analyzed certain financial projections concerning Telewest prepared by and furnished to Evercore by NTL management;

  •
  participated in due diligence sessions involving the recent operations, the financial condition and the prospects of Telewest with the management of Telewest;

  •
  reviewed the reported prices and the historical trading activity of NTL's common stock and Telewest common stock;

  •
  reviewed the estimated amount and timing of the cost savings and related expenses expected to result from the merger, referred to in this section as the merger synergies, as well as the transaction expenses and one-time cash costs arising from the merger, as estimated by and furnished to Evercore by NTL management;

  •
  compared NTL's financial performance and the financial performance of Telewest with certain publicly traded companies and their securities that Evercore deemed relevant;

  •
  reviewed the financial terms of the proposed merger as compared to financial terms, to the extent publicly available, of certain precedent transactions that Evercore deemed relevant;

  •
  considered the potential pro forma impact of the proposed merger on NTL, based on information provided by NTL management; and

  •
  performed such other analyses and examinations and considered such other factors as Evercore, in its sole judgment, deemed appropriate for purposes of its opinion.

        For the purposes of its analysis and opinion, Evercore assumed and relied upon, without assuming any responsibility for independent verification of, the accuracy and completeness of the information publicly available about NTL and Telewest, and the information supplied or otherwise made available to, discussed with, or reviewed by or for Evercore. Evercore's analyses were based upon, among other things, the financial projections for NTL and Telewest (including estimates regarding the tax attributes of NTL and Telewest) and estimates of merger synergies expected to result from the merger, collectively referred to in this section as the financial projections, which were prepared and provided to Evercore by NTL management. With respect to the financial projections which were furnished to Evercore, discussed with Evercore or reviewed for Evercore by the NTL management, Evercore assumed that those financial projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of NTL management regarding the future competitive, operating and regulatory environments and related financial performance of NTL and Telewest. Evercore expresses no view as to the financial projections, or the assumptions on which they are based.

        For purposes of rendering its opinion, Evercore, with NTL's consent, assumed in all respects material to Evercore's analysis, that the representations and warranties of each party contained in the merger agreement were true and correct in all material respects, that each party will perform in all material respects all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without amendment, waiver or modification thereof. NTL also directed Evercore to assume, and Evercore did assume, that all borrowings as part of the financing of the redemption consideration (but not the refinancing of existing indebtedness) will be done at the Merger Sub level. Evercore has also further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger will be obtained without delay, limitation, restriction or condition that would have a material adverse effect on NTL, Telewest or the merger.

        Evercore did not make or assume any responsibility for making any independent valuation or appraisal of NTL's assets or liabilities or those of Telewest, nor did Evercore evaluate NTL's or Telewest's solvency or fair value under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore's opinion is necessarily based on economic, market and other conditions as in effect on December 14, 2005. It should be understood that, although subsequent developments may affect Evercore's opinion, Evercore has not updated, revised or reaffirmed its opinion and does not have any obligation to do so.

        Evercore noted that NTL stockholders will receive the stock of the combined company in the transaction, whereas Telewest stockholders will receive a combination of cash and stock. As a result, Evercore based its analyses on the presumption that the trading price of NTL stock will be the reference price referred to by investors after the announcement of the merger.

        In receiving Evercore's opinion on December 14, 2005, and reviewing with Evercore the written materials prepared by Evercore in support of its opinion, NTL was aware of and consented to the assumptions and other matters discussed above.

  Summary of Analyses

        The following is a brief summary of the material analyses performed by Evercore and presented to the NTL board of directors in connection with rendering its opinion. This summary is qualified in its entirety by reference to the full text of Evercore's opinion, dated as of December 14, 2005, which is attached as Appendix F to this proxy statement. You are urged to read the full text of the Evercore opinion carefully and in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Evercore.

        Evercore considered a number of analyses in assessing the fairness of the merger consideration to be received by the holders of NTL common stock, from a financial point of view, to such holders (other than affiliates of Telewest, if any). These analyses included: (1) historical public market trading levels of Telewest common stock; (2) a discounted cash flow analysis for NTL and Telewest; (3) a trading analysis of selected public companies; (4) an analysis of selected precedent transactions; (5) an analysis of implied transaction premiums; and (6) an analysis of research analyst price targets. Evercore analyzed the transaction under the merger agreement as a reverse merger.

        Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully the financial analyses, the summary data and tables must be read together with the full text of the analyses. The summary data and tables alone are not a complete description of the financial analyses. Considering the summary data and tables alone could create a misleading or incomplete view of Evercore's financial analyses.

  Historical Public Market Trading Levels Analysis

        Evercore reviewed the average closing share prices and prior closing share prices of Telewest common stock over various periods, ending on September 30, 2005, and December 13, 2005, respectively, each being the last trading day prior to the delivery of Evercore's initial opinion and the delivery of Evercore's subsequent opinion based on the revised transaction structure. The use of incremental time periods is designed to capture the progression of Telewest's share price and isolate the effects of specific corporate or other events on share price performance. For purposes of this analysis, Evercore utilized an aggregate per share transaction consideration of $23.93 and $23.89, calculated using a fixed exchange ratio of 0.2875 shares of NTL common stock (adjusted as if NTL had undertaken a 2.5-for-1 stock split) for each share of Telewest redeemable common stock, fixed cash redemption consideration of $16.25 per share of Telewest new common stock and the NTL share price of $66.80 and $66.47, respectively, as of the delivery of Evercore's initial opinion in connection with the proposed merger on October 2, 2005, and as of the delivery of Evercore's subsequent opinion in connection with the revised transaction structure on December 14, 2005. The table below illustrates the premium implied by the $23.93 and $23.89 aggregate per share transaction consideration, respectively, as of the delivery of Evercore's initial opinion in connection with the proposed merger on October 2, 2005, and as of the delivery of Evercore's subsequent opinion in connection with the revised transaction structure on December 14, 2005, to the historical average closing share prices and prior closing share prices of Telewest common stock for each of those periods.

Trading Period	Average Closing Share Price 9/30/05 Premium	Prior Closing Share Price 9/30/05 Premium	Average Closing Share Price 12/13/05 Premium	Prior Closing Share Price 12/13/05 Premium
1-day	N/A	4.3%	N/A	3.0%
1-week	6.6%	9.2	4.4%	4.6
1-month	8.0	7.0	6.1	6.8
3-month	8.3	5.1	6.2	7.8
6-month	14.1	34.5	7.2	9.8
52-week High	N/A	4.3	N/A	2.3

  Discounted Cash Flow, or DCF, Analysis

        Evercore calculated the estimated present value of (i) future unlevered free cash flows for the four years ending December 31, 2008 and (ii) a terminal value as of December 31, 2008 for Telewest's cable business, based on the financial projections prepared by NTL management. Evercore calculated the estimated present value of (i) future unlevered free cash flows for the five years ending December 31, 2009 and (ii) a terminal value as of December 31, 2009 for Telewest's content business, based on the financial projections prepared by NTL management. Based on assumptions provided by NTL management, Evercore separately valued the merger synergies associated with the proposed merger net of integration costs, transaction costs and any effects of the transaction structure. Evercore also separately considered, based on discussions with NTL management and certain publicly available documents, the estimated value of certain tax assets.

        Evercore calculated a range of terminal values for Telewest based on multiples of 6.0x to 7.0x projected 2008 earnings before interest, taxes, depreciation and amortization, or EBITDA, for Telewest's cable business and terminal values based on multiples of 8.5x to 10.5x projected 2009 EBITDA for Telewest's content business. The terminal EBITDA multiple ranges were selected based on both current public and private market-based valuations. Evercore assumed a 2% perpetuity growth rate to calculate the terminal value of the estimated merger synergies.

        The present value of the future unlevered cash flows and terminal values were discounted using a range of discount rates from 8.5% to 10.5% for Telewest's cable business and from 9.5% to 11.5% for Telewest's content business, respectively. Merger synergies were discounted using a range of discount rates from 8.5% to 10.5%. The estimated value of tax assets was discounted using discount rates ranging from 8.5% to 10.5%.

        Evercore also calculated the estimated present value of (i) future unlevered free cash flows for NTL for the four years ending December 31, 2008 and (ii) a terminal value as of December 31, 2008, based on the financial projections prepared by NTL management. Evercore calculated a range of terminal values for NTL based on multiples of 6.0x to 7.0x projected 2008 EBITDA. The present value of NTL's future unlevered cash flows and terminal values were discounted using a range of discount rates from 8.5% to 10.5%.

        The following tables summarize the implied valuation ranges for Telewest and NTL, and the resulting implied reclassification ratios, based on several DCF cases: (i) excluding merger synergies and estimated value of tax assets; (ii) including merger synergies; (iii) including merger synergies and estimated value of tax assets; and (iv) including estimated value of tax assets:

DCF Cases	Implied Valuation Range For Telewest	Implied Valuation Range For NTL
Excluding merger synergies and estimated value of tax assets	$19.44 – $25.67	$70.03 – $88.99
Including 100% of merger synergies	$26.78 – $35.88	—
Including 100% of merger synergies and estimated value of tax assets	$31.28 – $40.52	—
Including estimated value of tax assets	—	$91.60 – $112.34
DCF Cases	Implied Reclassification Ratio
Excluding merger synergies and estimated value of tax assets	0.0896 – 0.3363
Including merger synergies(1)	0.2281 – 0.5712
Including merger synergies and estimated value of tax assets(2)	0.2779 – 0.5637

(1)
Based on Telewest DCF implied valuation range per share plus 74% of estimated synergy valuation range and NTL's DCF implied valuation range per share plus 26% of estimated synergy valuation per split-adjusted share.

(2)
Based on Telewest DCF implied valuation range per share plus 74% of estimated synergy valuation range plus estimated value of tax assets per share and NTL's DCF implied valuation range per share plus 26% of estimated synergy valuation range plus estimated value of tax assets per split-adjusted share.

        Based on the DCF analysis, and taking into consideration the projected merger synergies and estimated value of tax assets, Evercore estimated an implied valuation range for Telewest's common stock of (i) approximately $19.44 to $25.67 per share excluding merger synergies and estimated value of tax assets, (ii) approximately $26.78 to $35.88 per share including 100% merger synergies, and (iii) approximately $31.28 to $40.52 per share including 100% merger synergies and estimated value of tax assets, compared to the $23.93 and $23.89 aggregate per share transaction consideration as of the delivery of Evercore's initial opinion in connection with the proposed merger on October 2, 2005, and as of the delivery of Evercore's subsequent opinion in connection with the revised transaction structure on December 14, 2005, respectively. Evercore estimated an implied valuation range for NTL's common stock of (i) approximately $70.03 to $88.99 per share excluding estimated value of tax assets and (ii) approximately $91.60 to $112.34 including estimated value of tax assets. Based on its DCF analysis, Evercore also calculated an implied range of reclassification ratios of (i) approximately 0.0896 to 0.3363 excluding merger synergies and estimated value of tax assets, (ii) approximately 0.2281 to 0.5712 including merger synergies and (iii) approximately 0.2779 to 0.5637 including merger synergies and estimated value of tax assets, compared to the reclassification ratio of 0.2875.

        While discounted cash flow analysis is a widely used valuation methodology, it necessarily relies on numerous assumptions, including assets and earnings growth rates, terminal values and discount rates. Thus, it is not necessarily indicative of actual, present or future value or results, which may be significantly more or less favorable than suggested by such analysis.

  Trading Analysis of Selected Public Companies

        Evercore analyzed selected operating and financial information provided by NTL management, stock price performance data and valuation multiples for NTL and Telewest and compared this data to that of selected publicly traded companies with operations Evercore deemed to be similar to NTL and Telewest for purposes of this analysis. Evercore used the earnings forecasts for these companies from publicly available financial information and, where appropriate, these earnings forecasts were adjusted to reflect a calendar year end. For NTL and Telewest, earnings forecasts were based on NTL management's financial projections. In conducting its analysis, Evercore considered the trading multiples of the following companies:

European Cable
Liberty Global, Inc. PT Multimedia Telenet
U.S. Cable
Cablevision Systems Corporation
Charter Communications, Inc.
    (Debt at Book Value and at Market Value)
Comcast Corporation
Insight Communications Company, Inc.
    (Current and Prior to Take Private Offer)
Mediacom Communications Corporation
European Content
Antena 3 da Television SA
BSkyB
Central European Media Enterprises Ltd.
ITV
MediaSet SpA
M6—Metropole Television
Modern Times Group MTG AB
ProsiebenSat.1 Media AG
RTL Group
Gestevision Telecinco S.A.
Television Francaise 1
TV 4 AB
TVN SA

        Evercore reviewed, among other things, the multiples of enterprise value to 2005 and 2006 EBITDA and EBITDA minus capital expenditures, or CAPEX, for European and U.S. cable companies. Evercore also reviewed the multiples of enterprise value to 2005 and 2006 estimated

EBITDA for European content companies. The multiples are based on the closing stock prices of these companies on December 13, 2005.

        The following table summarizes the analysis:

Company	Enterprise Value/ 2005E EBITDA	Enterprise Value/ 2006E EBITDA	Enterprise Value/ 2005E EBITDA- CAPEX	Enterprise Value/ 2006E EBITDA- CAPEX
NTL – street(1)(12/13/05)	7.1x	7.0x	13.0x	12.7x
Telewest – street(1)(12/13/05)	8.7x	8.2x	13.9x	12.3x
European Cable
Mean	10.8x	9.5x	25.7x	21.3x
Median	9.5x	8.9x	25.7x	21.3x
U.S. Cable
Mean	9.5x	8.7x	18.8x	15.2x
Median	9.3x	8.4x	18.3x	15.2x
European Content
Mean	11.7x	10.2x	—	—
Median	10.1x	9.5x	—	—

(1)
Wall Street Research.

        Evercore selected a range of implied valuations for Telewest and NTL, which considered: (1) the trading levels of these selected public companies and (2) the financial projections prepared by NTL management, as well as differences between these companies and the markets in which they operate and Telewest and NTL. Based on its analysis, Evercore estimated an implied valuation range for Telewest common stock of approximately $17.53 to $20.31 per share compared to the $23.93 and $23.89 aggregate per share transaction consideration, respectively, as of the delivery of Evercore's initial opinion in connection with the proposed merger on October 2, 2005, and as of the delivery of Evercore's subsequent opinion in connection with the revised transaction structure on December 14, 2005, and an implied valuation range for NTL's common stock of approximately $53.76 to $71.96 per share. Evercore also calculated a range of reclassification ratios of approximately 0.0446 to 0.1887 compared to the reclassification ratio of 0.2875.

        Evercore noted that none of the selected public companies are identical to Telewest or NTL. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments regarding differences in financial and operating characteristics of the selected public companies and other factors that could affect NTL's public valuation and that of the selected public companies.

  Analysis of Selected Precedent Transactions

        Evercore reviewed and analyzed selected merger and acquisition transactions involving companies that Evercore judged to be similar in some respects to the proposed merger for purposes of this analysis. Evercore reviewed, among other things, the ratio of the companies' enterprise value implied in the respective transactions to (i) their most recent publicly reported historic twelve-month EBITDA, or Trailing EBITDA, and (ii) their most recent publicly reported projected twelve-month EBITDA, or Forward EBITDA.

        The precedent transactions selected in the Evercore analysis included:

Cable Transactions

Target	Acquiror
Cablecom GmbH	Liberty Global, Inc.
Auna Tlc	Group Corporativo ONO
Astral Telecom SA	Liberty Global, Inc.
Cybercity	Telenor ASA
Bredbandsbolaget	Telenor ASA
NTL Incorporated – Republic of Ireland Operations	UnitedGlobalCom Inc.
Kabelnetz NRW Limited (ish)	iesy Hessen GmbH & Co. KG (iesy)
UnitedGlobalCom Inc.	Liberty Media Corporation
Telemach d.o.o.	UnitedGlobalCom Inc.
Chorus	UnitedGlobalCom Inc.
ish, iesy, Kabel Baden-Wuerttemberg	Kabel Deutschland GmbH
Noos	UnitedGlobalCom Inc.
Cablecom GmbH	Goldman Sachs, Capital Partners, Apollo Management LP
Deutsche Telekom (assets)	Apax Partners, Goldman Sachs Capital Partners, Providence Equity Partners Inc.

Content Transactions

Target	Acquiror
SBS Broadcasting	Permira/Kohlberg Kravis Roberts & Co.
Sit-up Limited	Telewest Global, Inc. (Flextech)
Hit Entertainment Plc	Apax Partners
QVC, Inc.	Liberty Media Corporation
ProsiebenSat.1 Media AG	Saban Capital Group, Inc.

        The following table summarizes the analysis:

	Enterprise Value/ Trailing EBITDA	Enterprise Value/ Forward EBITDA
Cable Transactions
Mean	13.1x	8.8x
Median	13.8x	8.6x
Content Transactions
Mean	14.0x	11.8x
Median	13.0x	11.7x

        Based on its valuation analysis of selected precedent transactions, and taking into consideration historical financial results, Evercore estimated an implied valuation range for Telewest's common stock of approximately $22.39 to $30.86 per share compared to the $23.93 and $23.89 aggregate per share transaction consideration, respectively, as of the delivery of Evercore's initial opinion in connection with the proposed merger on October 2, 2005, and as of the delivery of Evercore's subsequent opinion in connection with the revised transaction structure on December 14, 2005, and an implied range of reclassification ratios of approximately 0.2297 to 0.5469 compared to the reclassification ratio of 0.2875.

        Evercore noted that the merger and acquisition transaction environment varies over time because of macroeconomic factors such as interest rate and equity market fluctuations and microeconomic factors such as industry results and growth expectations. Evercore also noted that no company or transaction reviewed was identical to the proposed merger and that, accordingly, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would affect the acquisition values in the precedent transactions, including the size and demographic and economic characteristics of the markets of each company and the competitive environment in which it operates.

  Implied Transaction Premiums Analysis

        Evercore reviewed and analyzed the premiums paid relative to public market pre-announcement trading prices for a selected group of U.S. and European transactions. Evercore examined, where sufficient public information was available, transactions with transaction equity values between $3.0 billion and $10.0 billion that were announced since January 1, 2002. Evercore calculated and compared the premiums paid in these transactions based on the value of the per share consideration received in the transaction relative to the closing stock price of the target company one day, one week, one month, three months and six months prior to the respective date of announcement of the transaction. Selected premia were applied to Telewest share prices over relevant periods prior to September 30, 2005, the last trading day prior to the delivery of Evercore's initial opinion in connection with the proposed merger on October 2, 2005.

        The following table summarizes the analysis:

	% Premium to Prior Closing Share Price
	1–Day	1–Week	1–Month	3–Month	6–Month
All Selected Transactions
Mean	21.7%	24.5%	28.3%	29.7%	41.3%
Median	18.9%	20.4%	24.3%	24.0%	35.7%

        Based on its analysis, Evercore estimated an implied valuation range for Telewest's common stock of approximately $24.00 to $29.00 per share compared to the $23.93 and $23.89 aggregate per share transaction consideration, respectively, as of the delivery of Evercore's initial opinion in connection with the proposed merger on October 2, 2005, and as of the delivery of Evercore's subsequent opinion in connection with the revised transaction structure on December 14, 2005, and an implied range of reclassification ratios of approximately 0.2900 to 0.4772 compared to the reclassification ratio of 0.2875.

  Research Analyst Price Targets

        Evercore compared selected recent publicly available research analyst price targets from selected firms who published price targets for NTL and Telewest as of September 30, 2005, the last trading day prior to the delivery of Evercore's initial opinion in connection with the proposed merger on October 2, 2005.

        This analysis indicated the following price targets:

Firm	NTL Price Target	Telewest Price Target
Credit Suisse First Boston	$70.00	$23.00
IRG Research	—	25.00
Jeffries & Co.	90.00	23.50
Morgan Joseph	—	25.00
Morgan Stanley	75.00	25.00
Oppenheimer	74.00	—
UBS	82.00	22.00

        Based on its review of selected research analyst price targets, Evercore noted an implied target trading range for Telewest's common stock of $22.00 to $25.00 per share compared to the $23.93 and $23.89 aggregate per share transaction consideration, respectively, as of the delivery of Evercore's initial opinion in connection with the proposed merger on October 2, 2005, and as of the delivery of Evercore's subsequent opinion in connection with the revised transaction structure on December 14, 2005, and an implied target trading range for NTL's common stock of $70.00 to $90.00 per share. Based on these research analyst price targets, Evercore also calculated an implied range of reclassification ratios of approximately 0.1597 to 0.3125 compared to the reclassification ratio of 0.2875.

        The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the opinion of Evercore. In arriving at its fairness determination, Evercore considered the results of all these constituent analyses and did not attribute any particular weight to any particular factor or analysis considered by it; rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. The foregoing summary does not purport to be a complete description of the analyses performed by Evercore. In performing its analyses, Evercore considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of NTL, Telewest and Evercore. The analyses performed by Evercore did not contemplate the consequences of any transaction other than the merger, the reclassification, the financing of the redemption consideration and the refinancing of existing indebtedness. The analyses performed by Evercore are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

        The type and amount of consideration payable in the merger were determined through negotiations between NTL and Telewest. Evercore did not express any opinion as to the price or range of prices at which the shares of Telewest new common stock may trade subsequent to the merger. Additionally, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which any security may trade at the present time or at any time in the future.

        As described above, Evercore's opinion to the board of directors was among many factors taken into consideration by the NTL board of directors in making its determination to approve the merger agreement. The opinion of Evercore was provided solely to the NTL board of directors and does not constitute a recommendation to any person, including the holders of NTL's and Telewest's common stock, as to how such person should vote or act on any matter related to the merger agreement or the merger.

        Evercore has received a customary fee in connection with its engagement which became payable upon the delivery of its initial opinion, dated October 2, 2005 to the NTL board of directors. Evercore will also be reimbursed for its reasonable and customary expenses. No portion of Evercore's fee or expense reimbursement is contingent upon the successful completion of the merger, any other related transaction, or the conclusions reached in any Evercore opinion. NTL also agreed to indemnify Evercore and certain related persons against liabilities, including liabilities under federal securities laws that arise out of the engagement of Evercore, and expenses in connection with its engagement.

Conduct of the Business of Telewest and NTL if the Merger Is Not Completed

        If the merger is not completed, each of NTL and Telewest intends to continue to operate its business substantially in the manner in which it is operated currently and with its existing capital structure and management team. From time to time, each of NTL and Telewest will evaluate and review its business operations, properties, dividend policy and capitalization, make such changes as are deemed appropriate, and continue to seek to identify strategic alternatives to maximize stockholder value.

Amount and Source of Funds and Financing of the Merger

        The following summary is qualified in its entirety by reference to the complete text of the commitment letter and term sheets that are exhibits thereto, which is filed as Exhibit 10.28 to the Registration Statement on Form S-4 of which this joint proxy statement/prospectus is a part and are incorporated in this joint proxy statement/prospectus by reference. The following summary may not contain all of the information about the commitment letter and term sheets that is important to you. We urge you to read the full text of the commitment letter and term sheets carefully and in their entirety.

Commitment Letter

        NTL and NTL Investment Holdings Limited, or NTLIH, have agreed to the terms of a commitment letter pursuant to which each of Deutsche Bank AG, London Branch, J.P. Morgan plc, The Royal Bank of Scotland plc and Goldman Sachs International, or the mandated lead arrangers, agreed to arrange, and each of Deutsche Bank AG, London Branch, JPMorgan Chase Bank, National Association, The Royal Bank of Scotland plc, and Goldman Sachs Credit Partners L.P., or the Underwriters, agreed to underwrite, the bank facilities described below. Pursuant to accession agreements, a total of fourteen financial institutions share these commitments.

Terms of the Facilities

        The bank facilities comprise two separate facilities: (a) a senior secured credit facility in an aggregate principal amount of up to £3.3 billion, or the senior facilities, to be made available to, among others, NTLIH and its affiliates, and comprising a £3.2 billion 5-year amortizing term loan facility, or Tranche A, and a £100 million 5-year multicurrency revolving working capital facility, or the revolving facilities, for the purposes of (i) repaying in full the existing senior credit facilities of NTL, (ii) repaying in full the existing and second lien credit facilities of Telewest, and (iii) financing the ongoing working capital needs and general corporate requirements of the combined company, and (b) a 1-year (automatically extendable to a 10-year) senior subordinated bridge facility in an aggregate principal amount of £1.8 billion, or the bridge facility, to be made available to Merger Sub for the purposes of (i) financing the cash consideration payable pursuant to the merger agreement and (ii) paying the related fees, costs and expenses in connection therewith. In addition, NTL and NTLIH have agreed to engage the mandated lead arrangers as arranger for any take-out financing for the bridge facility, including through the issuance of senior notes.

Interest

        The rate of interest payable under Tranche A and the revolving facilities is the aggregate, per annum, of (i) LIBOR, plus (ii) the applicable interest margin. The applicable interest margin for Tranche A and the revolving facilities shall be 1.625% per annum for a period of three months following the closing date for the merger. Thereafter, the applicable interest margin for Tranche A and the revolving facilities shall depend upon the net leverage ratio then in effect as set forth below:

Leverage Ratio	Margin
Less than 3.00 : 1	1.000%
Greater than or equal to 3.00 : 1 but less than 3.40 : 1	1.125%
Greater than or equal to 3.40 : 1 but less than 3.80 : 1	1.250%
Greater than or equal to 3.80 : 1 but less than 4.20 : 1	1.375%
Greater than or equal to 4.20 : 1 but less than 4.50 : 1	1.500%
Greater than or equal to 4.50 : 1 but less than 4.80 : 1	1.625%
Greater than or equal to 4.80 : 1 but less than 5.00 : 1	1.875%
Greater than or equal to 5.00	2.000%

        Prior to the maturity date of the bridge facilities, loans under the bridge facilities will bear interest at a rate per annum equal to (i) the three-month reserve-adjusted Gilt/LIBOR/EURIBOR plus (ii) an initial spread of 600 basis points (such spread being subject to quarterly increases of 50 basis points if the loans are not yet repaid). Notwithstanding the foregoing, the interest rate per annum payable shall not exceed (i) 12.5% in respect of loans under the bridge facilities denominated in U.K. pounds sterling and (ii) 11.5% in respect of loans under the bridge facilities denominated in euro or U.S. dollars.

Mandatory Repayments

        Principal under Tranche A is subject to repayments each six months as follows:

30 September 2007	£225 million
31 March 2008	£225 million
30 September 2008	£225 million
31 March 2009	£250 million
30 September 2009	£450 million
31 March 2010	£500 million
30 September 2010	£550 million
Final maturity date	£725 million

        The borrowers will also be required to repay principal under the senior facilities, subject to certain exceptions, with excess cash flow and proceeds from disposals and debt and equity issuances.

Covenants and Events of Default

        The borrowers will be required to maintain certain minimum financial ratios relating to total debt to consolidated operating cash flow, consolidated operating cash flow to consolidated net interest and consolidated cash flow to consolidated debt service. The borrowers will be subject to typical affirmative and negative covenants that will affect their ability, among other things, to borrow money, incur liens, dispose of assets and make acquisitions. Events of default under the senior facilities will include, among other things, payment and covenant breaches, insolvencies of obligors and certain subsidiaries, change of control and any material adverse charge.

Conditions

        Drawings under the facilities shall be conditional upon (i) evidence that Merger Sub has entered into each of the facilities and that all conditions precedent thereto have been satisfied or waived, (ii) there being no payment or insolvency event of default with respect to NTL, NTLIH, TCN, or Merger Sub (other than an insolvency event caused by the occurrence or potential occurrence of another event of default) or an event of default arising as a result of a misrepresentation by NTL, NTLIH, TCN or Merger Sub in respect of its powers, status and authority, or any breaches by NTLIH or TCN of its negative pledge covenants which materially affects the security to be given under the facilities, (iii) the execution of the merger agreement, Merger Sub and NTL becoming obligated to file the certificate of merger of NTL and Merger Sub with the Secretary of State of the State of Delaware, Telewest becoming obligated to file the charter amendment with the Secretary of State of the State of Delaware, and no amendments or (subject to limited exceptions) waiver of conditions having been made, in each case, which in the opinion of an instructing group of lenders under the facilities (acting reasonably) are not material and adverse to the financing under the facilities, and (iv) the execution of customary financing documentation for a transaction of this type.

Termination

        The commitments of the mandated lead arrangers and the underwriters under the commitment letter terminate (i) on October 2, 2006 or (ii) concurrently with the termination of the merger agreement.

Guarantees and Security

        The senior facilities will be guaranteed by Telewest UK Limited, NTLIH, NTL Cable PLC, or NTL Cable, TCN, certain newly formed U.K. holding companies, and certain other subsidiaries of the combined company. In addition, to the extent legally possible and provided no material adverse tax consequences arise as a result thereof, the senior facilities will have the benefit of first ranking security over (i) the shares of each newly formed U.K. holding company, (ii) the shares of each member of the combined company following the consummation of the merger (subject to agreed exceptions), (iii) all or substantially all of the assets of each member of the combined company following the consummation of the merger, and (iv) intercompany loans lent in to any member of the combined company following the consummation of the merger, subject to flexibility to allow permitted restructurings.

        The bridge facilities will be guaranteed by Telewest, any new intermediate holding company above NTL, and NTL (UK) Group, Inc. The bridge facilities will likely also be secured except to a lesser extent than the senior facilities.

        It is expected that any senior notes issued will be unsecured.

        Definitive agreements for the financings have not yet been finalized and, accordingly, the form and terms of the financings may change, subject to limitations imposed on such changes by the merger agreement.

Alternative Financing Structure

        NTL intends to request the IRS ruling to confirm the U.S. federal income tax treatment of a proposed internal restructuring transaction, which would be undertaken after the completion of the merger. This internal restructuring transaction would permit the combined companies to finance some or all of the cash portion of the transaction consideration with funds borrowed by U.K. subsidiaries of the combined company, permitting some or all of the acquisition financing to be incurred at the level of the combined company's U.K. operating group rather than at the level of its U.S. holding group. Receipt of the request for the IRS ruling is not a condition to closing of the acquisition after April 2,

2006 and may be waived prior to that date. Under the terms of the financing commitments, the parties have the option to close into an intermediate structure, in which the NTL and Telewest companies would be kept separate and the bridge facility would be funded, pending the receipt of the IRS ruling. Under the terms of the financing commitments, the intermediate structure could be kept in place for up to three months following closing. See "The Merger—IRS Ruling" starting on page 130.

        If NTL receives the IRS ruling, NTL has the option, by delivery of written notice to the mandated lead arrangers, to restructure the facilities such that:

  •
  the commitment under the bridge facilities would be reduced by at least £1.2 billion and an incremental tranche of term debt equal in principal amount to such reduction, or Tranche B, would be added to the senior facilities; and

  •
  the remainder of the commitment under the bridge facilities would be taken out with a high yield bond offering (or bridge facility commitment in anticipation of the same) by NTL Cable PLC. This debt would rank pari passu with NTL Cable's existing high yield debt.

        In this alternative structure, the rate of interest payable under Tranche A, the revolving credit facility and Tranche B would be the aggregate, per annum, of (i) LIBOR, plus (ii) the applicable interest margin. The applicable interest margin for Tranche A and the revolving credit facility would be 1.875% per annum from closing for a period of three months. Thereafter, the applicable interest margin for the senior facilities and the revolving facilities shall be depend upon the net leverage ratio then in effect as set forth below:

Leverage Ratio	Margin
Less than 3.00 : 1	1.250%
Greater than or equal to 3.00 : 1 but less than 3.40 : 1	1.375%
Greater than or equal to 3.40 : 1 but less than 3.80 : 1	1.500%
Greater than or equal to 3.80 : 1 but less than 4.20 : 1	1.625%
Greater than or equal to 4.20 : 1 but less than 4.50 : 1	1.750%
Greater than or equal to 4.50 : 1 but less than 4.80 : 1	1.875%
Greater than or equal to 4.80 : 1 but less than 5.00 : 1	2.125%
Greater than or equal to 5.00 : 1	2.250%

        The applicable interest margin for Tranche B would be 2.25% per annum.

        No assurances can be made that NTL will receive the IRS ruling or, if it receives the IRS ruling, whether the combined company would implement this alternative financing structure.

Amendments to the Telewest Certificate of Incorporation

        Immediately prior to the merger, Telewest will amend and restate its certificate of incorporation by filing the charter amendment to reclassify each share of Telewest common stock into (i) 0.2875 shares of Telewest new common stock and (ii) one share of Telewest redeemable common stock. At the effective time of the merger, each share of Telewest redeemable common stock will be redeemed for the redemption consideration. To effect this reclassification and redemption, Telewest must amend its certificate of incorporation. A copy of the form of second restated certificate of incorporation of Telewest is attached as Appendix B to this joint proxy statement/prospectus.

        Upon satisfaction of the conditions to the filing of the charter amendment and the completion of the merger, Telewest's certificate of incorporation will be amended and restated as described in this joint proxy statement/prospectus. The second restated certificate of incorporation of Telewest will become effective when it is filed with the Secretary of State of the State of Delaware (or at such later time as NTL and Telewest may agree).

Name Change Merger

        Immediately after the effective time of the merger, Name Change Sub Inc., a Delaware corporation and wholly owned subsidiary of the combined company, will merge with and into the combined company, with the combined company as the surviving corporation in this merger, or the name change merger. The certificate of incorporation and bylaws of the surviving corporation in the name change merger will be the certificate of incorporation and bylaws of the combined company, except that its name will be changed to "NTL Incorporated."

Interests of Certain Persons in the Merger

        In considering the recommendations of Telewest's and NTL's respective boards of directors, you should be aware that certain directors and officers of Telewest, as well as certain other stockholders of Telewest and/or NTL, may have interests in the merger that may be different from, or in addition to, your interests as a stockholder generally and those interests may create potential conflicts of interest. The boards of directors of NTL and Telewest were each aware of these interests and considered them when they approved and adopted the merger agreement and the merger.

Telewest Directors and Executive Officers

  Telewest Board of Directors after the Merger

        Pursuant to the merger agreement, Telewest agreed to deliver to NTL, immediately prior to the effective time of the merger, the resignations of each member of the board of directors of Telewest other than Mr. Stenham (who will serve as Deputy Chairman of the board of directors from and after the effective time of the merger) and one additional member of the board of directors of Telewest selected by NTL (with the approval of the Telewest board of directors, not to be unreasonably withheld). Mr. Stenham's continued service as a member of the Telewest board of directors is conditioned upon his agreeing with NTL, prior to the effective time of the merger, on terms mutually satisfactory to him and NTL, his terms for service as Deputy Chairman, which NTL has agreed to negotiate in good faith.

        Telewest has also agreed to take all necessary action to appoint each member of the board of directors of NTL to the board of directors of Telewest.

  Employment with the Combined Company

        Pursuant to the merger agreement, Telewest has agreed to appoint Mr. Smith as Deputy Chief Financial Officer of the combined company, subject to his agreeing with NTL, on terms mutually satisfactory to him and NTL, the terms of employment, which NTL has agreed to negotiate in good faith. In addition, it is expected that Mr. Cook will be appointed as Senior Vice President, Business Development of the combined company on the same terms as his current employment, until December 31, 2006. If a mutually acceptable future role is not agreed by December 31, 2006, Mr. Cook's current severance terms will apply.

  Treatment of Telewest Stock Options, Stock Appreciation Rights and Restricted Stock in the Merger

        At the effective time of the merger, each outstanding option to purchase shares of Telewest common stock and each outstanding stock appreciation right with respect to Telewest common stock granted under the Telewest stock incentive plan, whether or not exercisable or vested, will be adjusted to provide that such stock option or stock appreciation right, as the case may be, will be automatically converted on the same terms and conditions (including as to exercisability and vesting, taking into account any acceleration resulting from the merger) into a stock option to acquire, or a stock appreciation right with respect to, the number of shares of Telewest new common stock equal to:

  (A)
  the number of shares of Telewest common stock subject to such stock option or stock appreciation right, as applicable, multiplied by

  (B)
  (i) the sum of (x) $16.25 plus (y) (1) 0.2875 multiplied by (2)(aa) the closing price of a share of NTL common stock as quoted on NASDAQ on the trading day immediately preceding the closing date of the merger, as reported in the New York City edition of The Wall Street Journal, divided by (bb) 2.5, or the NTL Adjusted Per Share Closing Price, divided by (ii) the NTL Adjusted Per Share Closing Price, at a price per share of Telewest new common stock equal to (A) the aggregate exercise price or base price for such stock option or stock appreciation right, as applicable, divided by (B) the number of shares of Telewest new common stock to which such stock option or stock appreciation right, as converted as described above, is subject (in all cases, subject to rounding).

        At the effective time of the merger, each share of Telewest restricted stock granted under the Telewest stock incentive plan outstanding at the effective time will be automatically converted into the right to receive the transaction consideration on the same terms applicable to all shares of Telewest common stock.

  Grants to Non-Executive Directors

        All stock options held by non-executive directors of Telewest vested at Telewest's 2005 annual meeting of stockholders pursuant to their terms.

  Grants to Executive Officers

        For purposes of the following discussion, you should be aware that the merger will satisfy the conditions of an "Acceleration Event" (as defined in the Telewest 2004 Stock Incentive Plan). This means that the merger will, among other things, result in the acceleration of vesting of 50% of the unvested portion of stock options and stock appreciation rights held by certain Telewest employees (including Messrs. Stenham, Elson, Cook, Smith and Tveter). By the terms of the merger agreement, it will also result in the acceleration of vesting of all outstanding restricted stock awards held by Telewest employees. In addition, the terms of all existing Telewest equity award grants provide that if the surviving company in the Acceleration Event does not extend an offer of employment to a given employee of Telewest holding Telewest equity awards offering compensation and employee benefits (without regard to equity compensation) that are in the aggregate substantially similar to those received by the employee immediately prior to the merger, any Telewest equity award held by such employee will vest immediately at the effective time of the merger.

  Amendments to the Terms of Certain Telewest Stock Options and Restricted Stock

        On October 1, 2005, the compensation committee of the Telewest board of directors approved amendments to the outstanding Telewest stock options and restricted stock held by Messrs. Stenham, Elson, Cook, Smith and Tveter and certain of its other employees. These amendments provide that stock options and restricted stock will be subject to the following terms and conditions following completion of the merger:

  •
  Following the merger, these stock options will no longer be subject to performance vesting but will instead vest on their original vesting dates without regard to applicable performance criteria. This modification applies to all Telewest stock options outstanding immediately prior to the merger.

  •
  The vesting of these stock options will be accelerated if, following the merger (or prior to but in connection with the merger), the covered individual's employment is terminated by Telewest without cause or by the employee in a constructive termination (as described below).

  •
  With respect to one of the stock option agreements between Telewest and Mr. Tveter, following the merger, the escrow provision which required that shares acquired upon the exercise of options be held in escrow until the earlier of the one-year anniversary of the final vesting date and Mr. Tveter's termination of employment will no longer have any force or effect.

        Awards of Telewest restricted stock held by some employees, including Messrs. Stenham, Cook, Smith and Tveter, were amended to provide that the restrictions on such shares of restricted stock, will lapse if, following the merger (or prior to but in connection with the merger), the employee's employment is terminated by the employee in a constructive termination (it being understood that under the terms of the merger agreement, at the effective time of the merger all restrictions on shares of restricted stock will lapse and holders will receive transaction consideration in respect of those shares on the same terms applicable to all Telewest shares).

        The aggregate number of shares currently subject to options and restricted stock awards held by each of Telewest's executive officers as to which vesting would accelerate pursuant to such amendments (assuming such individual's employment were terminated in connection with the merger) are: Mr. Stenham, 1,274,000 option shares and 5,686 shares of restricted stock; Mr. Elson, 514,500 option shares; Mr. Smith, 230,606 option shares and 3,316 shares of restricted stock; Mr. Cook, 168,154 option shares and 4,815 shares of restricted stock; and Mr. Tveter, 370,000 option shares and 6,750 shares of restricted stock.

        For purposes of the amended Telewest stock options and restricted stock, the constructive termination of an employee generally includes termination initiated by the employee upon the occurrence of any of the following:

  •
  a reduction in the employee's compensation and employee benefits such that they are no longer substantially similar to those provided immediately prior to the merger, but excluding equity compensation;

  •
  the assignment of substantial duties to the employee that (1) are outside of that employee's recent professional responsibilities, (2) do not offer the employee any opportunity for contribution to advancing the business objectives of Telewest or (3) are intended to cause the employee to resign his or her employment;

  •
  a requirement that the employee relocate his or her employment by more than 150 miles from the office where he or she is located immediately prior to the merger or travel on Telewest's business on a substantially greater basis than immediately prior to the merger; or

  •
  the failure of a successor to Telewest to expressly assume the stock option or restricted stock agreement, as amended.

        In addition, the amendments expressly provide that neither a change in reporting responsibilities nor a change in responsibilities relating to the management and operation of a public company will constitute a constructive termination.

        In addition, although Mr. Elson's stock appreciation rights were not amended as described above, all of his unvested stock appreciation rights will become vested upon his departure at the completion of the merger, as provided in the agreement evidencing the stock appreciation rights.

        On December 19, 2005, the compensation committee of the Telewest board of directors approved additional amendments to the outstanding Telewest stock options with an exercise price of $0.01 held by Messrs. Stenham, Tveter, Cook, and Smith. These amendments were entered into by Telewest and the executives to cause the stock options (following the amendments) to comply with newly enacted Section 409A of the Internal Revenue Code of 1986, as amended, and require Telewest, at the holder's request, to deduct from the number of shares to be issued upon the option's exercise that number of shares with a fair market value equal to the taxes required to be withheld as a result of the exercise.

  New Telewest Equity Awards

        Following the consummation of the merger, the combined company may grant additional equity awards to its directors, members of management (including those members of management that were formerly members of NTL management) and certain other employees of the combined company. Each grant would specify those terms and conditions as the compensation committee of the board of directors of the combined company at that time deems appropriate, including to the extent relevant but not limited to, the applicable option exercise period, option exercise price and vesting requirements.

  Telewest's Long-Term Incentive Plan

        On October 1, 2005, the compensation committee of the Telewest board of directors approved amendments to Telewest's Long-Term Incentive Plan, or the LTIP, to provide certain protections to participants in the LTIP in the case of an "Acceleration Event" (which has the same meaning in the LTIP as in Telewest's 2004 Stock Incentive Plan). In connection with the merger, participants in the LTIP, including Messrs Stenham, Elson, Cook, Smith and Tveter, will be entitled to a minimum payment under the LTIP, pro-rated as of the effective date of the merger, based upon the extent to which the goals established under the LTIP have been satisfied (using assumptions and approximations selected by the compensation committee of the Telewest board of directors) as of the merger. The Telewest compensation committee has not yet determined the amount of any payments to be made under the LTIP or whether such payments would be made in cash or stock.

  Severance Benefits

        In addition to the acceleration of the equity compensation grants as described above, Telewest's executive officers are parties to employment agreements that provide for certain severance benefits, as described below, if their employment is terminated. Telewest has announced that Mr. Elson is leaving at the completion of the merger. In addition, it is anticipated that Mr. Tveter will remain with the combined company until the end of 2006. Each of Mr. Elson and Mr. Tveter will be entitled to the severance benefits set out in his employment agreement upon departure.

        Under the terms of their respective employment agreements, Telewest's executive officers would be entitled to the following benefits upon a termination by Telewest without cause (and, in Mr. Tveter's case, a termination by Mr. Tveter for good reason, as defined in his employment agreement):

  •
  Mr. Elson would be entitled to $700,000, plus any bonus as to which the applicable calendar year has been fully completed as of the date of his termination. On December 22, 2005, Telewest paid Mr. Elson an aggregate of $900,000, consisting of $550,000 of the cash severance to which he will be entitled upon completion of the merger, and an additional $350,000 representing a significant portion of Mr. Elson's expected bonus for Telewest's 2005 fiscal year.

  •
  Mr. Stenham would be entitled to approximately £450,000.

  •
  Mr. Smith would be entitled to approximately £320,000, plus one year's benefits.

  •
  Mr. Cook would be entitled to approximately £380,000, plus one year's benefits.

  •
  Mr. Tveter would be entitled to approximately $525,000, plus any bonus as to which the applicable calendar year has been fully completed as of the date of his termination and one year's medical benefits.

        In addition, if employees of Telewest are terminated, they may be entitled under U.K. law to certain other rights and benefits for a period of time, depending on a variety of factors, including class of employment.

  Indemnification

        In the merger agreement, Telewest agreed that, for six years after the effective time of the merger, it would indemnify each of NTL and Telewest's directors and officers with respect to claims arising from acts or omissions of such persons prior to the effective time of the merger. In addition, Telewest has agreed that, following the effective time of the merger, it will provide directors' and officers' liability insurance for Telewest's directors and officers with an insurer with a Standard & Poor's rating of at least A (or an equivalent rating from AM Best), or alternatively it will provide a "tail" insurance policy from a similar insurer, on no less favorable terms with respect to amount and coverage than the Telewest policy in effect on the date the original merger agreement was entered into by the parties. However, Telewest is not obligated to pay more than £6,000,000 annually in fulfilling its obligations relating to directors' and officers' liability insurance. If the aggregate annual premiums for such insurance exceeds £6,000,000, then Telewest is required to provide a policy with the best coverage as is then available at £6,000,000 per annum.

NTL

  Telewest Board of Directors after the Merger

        Pursuant to the merger agreement, on the closing date, but prior to the effective time of the merger, Telewest agreed to deliver to NTL the resignations of each member of the board of directors of Telewest other than Mr. Stenham (who will serve as deputy chairman of the board of directors from and after the effective time of the merger) and one additional member of the board of directors of Telewest selected by NTL (with the approval of the Telewest board of directors, not to be unreasonably withheld). Mr. Stenham's continued service as a member of the Telewest board of directors is conditioned upon his agreeing with NTL, prior to the effective time of the merger, on terms mutually satisfactory to him and NTL, his terms for service as Deputy Chairman, which NTL has agreed to negotiate in good faith.

        Telewest has also agreed to take all necessary action to appoint each member of the board of directors of NTL to the board of directors of Telewest, effective as of immediately after the effective time of the merger.

  NTL Equity Awards

        At the effective time of the merger, each outstanding option to purchase NTL common stock, whether or not exercisable or vested, will be automatically converted on the same terms and conditions into a stock option to acquire the number of shares of Telewest new common stock equal to (A) the number of shares of NTL common stock subject to such stock option, multiplied by (B) 2.5, at a price per share of Telewest new common stock equal to (1) the aggregate exercise price for such stock option divided by (2) the number of shares of Telewest new common stock to which such stock option is subject (in all cases, subject to rounding). In addition, at the effective time of the merger, each outstanding award of NTL restricted stock and restricted stock units will be automatically converted into an equivalent award based upon shares of Telewest new common stock on the same terms and with respect to the number of shares equal to the number of shares subject to the NTL restricted stock award or restricted stock unit award, as applicable, multiplied by 2.5 (in all cases, subject to rounding). The merger will not be an "Acceleration Event" under the NTL 2004 Stock Incentive Plan and, accordingly, the completion of the merger will not result in the accelerated vesting of unvested NTL stock options, restricted stock or restricted stock units.

        On December 17, 2005, NTL and Mr. Duffy amended the terms of one of his outstanding options to cause it (following the amendment) to comply with newly enacted Section 409A of the Internal Revenue Code of 1986, as amended, and require NTL to deduct from the number of shares to be issued upon the option's exercise that number of shares with a fair market value equal to the taxes required to be withheld as a result of the exercise.

  New Telewest Equity Awards

        Following the consummation of the merger, Telewest may grant additional equity awards to its directors, members of management (including those members of management that were formerly members of NTL management) and certain other employees of Telewest. Each grant would specify those terms and conditions as the compensation committee of the Telewest board of directors at that time deems appropriate, including to the extent relevant but not limited to, the applicable option exercise period, option exercise price and vesting requirements.

  Employment Arrangements with Telewest

        Pursuant to the terms of the merger agreement, Telewest has agreed to appoint the following individuals to the positions opposite their respective names. On written notice to Telewest, NTL has the right to swap or remove any of these persons for any such other person as NTL may designate.

Name	Office
Mr. James F. Mooney	Chairman of the Board of Directors
Mr. Simon Duffy	Executive Vice Chairman
Mr. Stephen Burch	Chief Executive Officer
Mr. Jacques Kerrest	Chief Financial Officer
Mr. Neil Berkett	Chief Operating Officer
Mr. Bryan Hall	General Counsel
Mr. Robert Gale	Vice President and Controller

        NTL appointed Mr. Burch as President and Chief Executive Officer effective January 16, 2006. Mr. Burch has also become a member of the NTL board of directors.

  Indemnification

        In the merger agreement, Telewest agreed that, for six years after the effective time of the merger, it would indemnify each of NTL and Telewest's directors and officers with respect to claims arising from acts or omissions of such persons prior to the effective time of the merger.

Certain Stockholders

        Certain persons or entities are significant stockholders of both NTL and Telewest. According to and as of the date of their most recent filings with the SEC, FMR Corp. beneficially owned approximately 5.8% and 8.0%, Franklin Mutual Advisers beneficially owned approximately 7.8% and 7.8%, and Mr. Huff beneficially owned approximately 8.6% and 13.2% of the outstanding common stock of NTL and Telewest, respectively. As a result of these interests, these stockholders of NTL and Telewest may each have different interests in the merger than those of other NTL and Telewest stockholders.

        The Huff Entities serve as investment manager for the Huff Clients, which own shares of NTL common stock and Telewest common stock. Mr. Huff possesses sole power to vote and direct the disposition of all securities held by or on behalf of the Huff Entities and the Huff Clients, subject to internal procedures and policies in effect from time to time. As a result, Mr. Huff is deemed to beneficially own these shares of NTL common stock and Telewest common stock.

        Messrs. Huff and Edwin M. Banks, an employee of Huff Asset Management, are members of the NTL board of directors. Messrs. Connors and McGuiness, each of whom is an employee of Huff Asset Management, are members of the Telewest board of directors. Messrs. Huff and Banks recused themselves from meetings of the NTL board of directors to consider the merger and from the vote of the NTL board of directors on the merger. Messrs. Connors and McGuiness recused themselves from meetings of the Telewest board of directors to consider the merger and from the vote of the Telewest board of directors on the merger. See "The Merger—Background of the Merger" beginning on page 48.

Security Ownership of Certain Beneficial Owners and Management

NTL

        The following table sets forth, as of January 27, 2006, information regarding the beneficial ownership of NTL's common stock by:

  •
  each person who is known by NTL to be the beneficial owner of more than 5% of NTL's outstanding common stock;

  •
  each of NTL's present directors;

  •
  each of NTL's present executive officers;

  •
  each of NTL's executive officers who were serving as such at the end of fiscal year 2004; and

  •
  all of NTL's present directors and executive officers as a group.

        Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all shares of NTL's common stock beneficially owned by them, except to the extent that power may be shared with a spouse.

	Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Common Stock	Warrants	Total	Percent Beneficially Owned(1)
5% stockholders of NTL:
FMR Corp.(2)	4,887,660	68,006	4,955,666	5.8%
Huff Asset Management(3)	7,231,105	—	7,231,105	8.5%
France Telecom(4)	—	7,118,945	7,118,945	8.3%
Franklin Mutual Advisers, LLC(5)	6,661,094	—	6,661,094	7.8%
Ameriprise Financial, Inc.(6)	9,216,588	—	9,216,588	10.8%
Brahman Capital Corp.(7)	5,083,742	—	5,083,742	5.9%
Paul Tudor Jones, II(8)	4,894,494	—	4,894,494	5.7%
Directors of NTL:
Edwin M. Banks(9)	50,000	—	50,000	*
Jeffrey D. Benjamin(10)	89,172	—	89,172	*
Stephen A. Burch	300,000	—	300,000	*
Simon P. Duffy(11)	354,274	—	354,274	*
David Elstein(12)	50,000	—	50,000	*
Charles K. Gallagher(13)	50,000	—	50,000	*
William R. Huff(14)	7,281,105	—	7,281,105	8.5%
James F. Mooney	32,473	—	32,473	*
George Zoffinger(15)	50,000	—	50,000	*
Executive officers of NTL who are not NTL directors:
Robert C. Gale(16)	16,929	—	16,929	*
Bryan H. Hall(17)	22,581	—	22,581	*
Howard S. Kalika(18)	19,646	—	19,646	*
Jacques Kerrest(19)	44,000	—	44,000	*
Richard H. Martin Jr.(20)	8,000	—	8,000	*
Scott E. Schubert(21)	19,646	—	19,646	*
Neil Berkett	—	—	—	*
All present directors and executive officers of NTL as a group: (13 persons)	8,340,534	—	8,340,534	9.7%

*
Less than 1%

(1)
Applicable percentage of ownership is based on 85,496,237 shares of common stock outstanding as of January 27, 2006.

(2)
The information concerning FMR Corp. is based solely on a Schedule 13G amendment filed by FMR Corp, with the SEC on September 12, 2005. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109. Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp. and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, the beneficial owner of 3,617,960 shares, or 4.3%, of NTL common stock outstanding as a result of acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940, as amended. The number of shares of NTL common stock owned by the investment companies at December 31, 2004 included warrants convertible into shares of NTL common stock. Edward C.

  Johnson III, the chairman of FMR Corp., FMR Corp., through its control of Fidelity Management & Research Company, and the various investment companies each have sole power to dispose of these 3,617,960 shares. Neither FMR Corp. nor Edward C. Johnson III, has the sole power to vote or direct the voting of the shares owned directly by the investment companies, which power resides with the funds' boards of trustees. Fidelity Management Trust Company, also a wholly owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner of 99,100 shares, or 0.1%, of NTL common stock outstanding as a result of its serving as investment manager of the institutional accounts. The number of shares of NTL's common stock owned by institutional accounts at August 31, 2005 included warrants convertible into shares of NTL's common stock. Edward C. Johnson III and FMR Corp., through its control of Fidelity Management Trust Company, each have sole dispositive power over 99,100 shares and sole power to vote or to direct the voting of 30,122 shares, and no power to vote or to direct the voting of 68,978 shares of NTL common stock owned by institutional accounts. Members of the Edward C. Johnson III family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. As a result of voting arrangements in place relating to FMR Corp., members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and various institutional investors. Fidelity International Limited is the beneficial owner of 1,238,606 shares or 1.5% of NTL common stock. Fidelity International Limited currently operates as an entity independent of FMR and Fidelity. A partnership controlled by Edward C. Johnson III and members of his family owns shares of Fidelity International Limited voting stock with the right to cast approximately 38% of the total votes which may be cast by all holders of Fidelity International Limited stock. FMR and Fidelity International Limited are of the view that they are not acting as a "group" for purposes of Section 13(d) of the Exchange Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other within the meaning of Rule 13d-3 of the Exchange Act. However, FMR and Fidelity International Limited voluntarily file as if all of the shares are beneficially owned by FMR and Fidelity International Limited on a joint basis.

(3)
The information concerning Huff Asset Management is based solely upon a Schedule 13D amendment filed by Huff Asset Management with the SEC on August 18, 2005. The address of Huff Asset Management is 67 Park Place, Morristown, New Jersey 07960. Huff Asset Management, a Delaware limited liability company, and/or other limited partnerships and limited liability companies affiliated with Huff Asset Management for themselves and/or on behalf of separately managed accounts hold, in total, 7,281,105 shares of NTL common stock. Huff Asset Management is an investment manager with discretionary authority over separate accounts that own the shares. Mr. Huff, one of NTL's directors, is the principal and president of Huff Asset Management. Mr. Huff possesses sole power to vote and direct the disposition of all NTL securities held by or on behalf of the entities named above and/or the managed accounts, subject to internal screening and other securities law compliance procedures.

(4)
The information concerning France Telecom is based solely upon a Schedule 13G amendment filed by France Telecom with the SEC on March 12, 2003. The address of France Telecom is 6 Place d'Allerby, 75505 Paris, Cedex 15, France. France Telecom holds Series A warrants exercisable for 7,118,945 shares of NTL common stock through its indirect wholly owned subsidiary Rapp 26, a societe anonyme organized under the laws of France. NTL's Series A warrants currently are exercisable at a price of $262.93 share.

(5)
The information concerning Franklin Mutual Advisers is based solely upon a Schedule 13G filed by Franklin Mutual Advisers with the SEC on February 14, 2005. The address of Franklin Mutual Advisers is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. Franklin Mutual Advisers is an investment advisor registered under the Investment Advisers Act of 1940. Franklin Mutual Advisers is the investment advisor to investment companies or other managed accounts which are the beneficial owners of 6,661,094 shares of NTL common stock. Pursuant to investment advisory agreements between Franklin Mutual Advisers and its advisory clients, Franklin Mutual Advisers is vested with all investment and voting power with respect to these shares.

(6)
The information concerning Ameriprise Financial, Inc. is based solely upon a Schedule 13G filed by Ameriprise Financial, Inc. with the SEC on December 8, 2005. The address of Ameriprise Financial, Inc. is 145 Ameriprise Financial Centre, Minneapolis, Minnesota 55474.

(7)
The information concerning Brahman Capital Corp. is based solely upon a Schedule 13G filed with the SEC by Brahman Capital Corp. on October 14, 2005. The address of Brahman Capital Corp. is 350 Madison Ave., 22nd Floor, New York, New York 10017.

(8)
The information concerning Paul Tudor Jones, II is based solely upon a Schedule 13G filed by Paul Tudor Jones, II with the SEC on November 18, 2005. The address of Paul Tudor Jones, II is c/o Tudor Investment Corporation, 1275 King Street, Greenwich, CT 06831. The shares of NTL's common stock are owned directly by Tudor Proprietary Trading, L.L.C. (401,255 shares), The Raptor Global Portfolio Ltd. (3,710,339 shares), The Tudor BVI Global Portfolio Ltd. (748,059 shares) and The Altar Rock Fund L.P. (34,841 shares). Because Tudor Investment Corporation provides investment advisory services to The Tudor BVI Global Portfolio Ltd. and The Raptor Global Portfolio Ltd., and is the general partner of The Altar Rock Fund L.P., Tudor Investment Corporation may be deemed to beneficially own the shares of NTL's common stock held by those persons. In addition, because Paul Tudor Jones, II is the controlling shareholder of Tudor Investment Corporation and the indirect controlling equity holder of Tudor Proprietary Trading, L.L.C., Mr. Jones may be deemed to beneficially own the shares of NTL's common stock deemed beneficially owned by Tudor Investment Corporation and Tudor Proprietary Trading, L.L.C. Mr. Jones has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 4,894,494 shares of NTL common stock.

(9)
Includes options to purchase 50,000 shares of NTL common stock that are exercisable within 60 days after the date hereof.

(10)
Includes options to purchase 50,000 shares of NTL common stock that are exercisable within 60 days after the date hereof.

(11)
Includes options to purchase 353,333 shares of NTL common stock that are exercisable within 60 days after the date hereof.

(12)
Includes options to purchase 50,000 shares of NTL common stock that are exercisable within 60 days after the date hereof.

(13)
Includes options to purchase 50,000 shares of NTL common stock that are exercisable within 60 days after the date hereof.

(14)
Includes options to purchase 50,000 shares of NTL common stock that are exercisable within 60 days after the date hereof.

(15)
Includes options to purchase 50,000 shares of NTL common stock that are exercisable within 60 days after the date hereof.

(16)
Includes options to purchase 6,329 shares of NTL common stock that are exercisable within 60 days after the date hereof.

(17)
Includes options to purchase 20,000 shares of NTL common stock that are exercisable within 60 days after the date hereof.

(18)
Mr. Kalika served as vice president and chief financial officer of NTL (UK) until June 30, 2005.

(19)
Includes options to purchase 40,000 shares of NTL common stock that are exercisable within 60 days after the date hereof.

(20)
Mr. Martin served as vice president-financial services until June 30, 2005.

(21)
Mr. Schubert served as vice president-corporate development until April 30, 2005.

Telewest

        The following table sets forth, as of January 27, 2006, information regarding the beneficial ownership of Telewest's common stock by:

  •
  each person who is known by Telewest to be the beneficial owner of more than 5% of Telewest's outstanding common stock;

  •
  each of Telewest's present directors;

  •
  each of Telewest's present executive officers; and

  •
  all of Telewest's present directors and executive officers as a group.

        Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Telewest common stock beneficially owned by them.

	Amount and Nature of Beneficial Ownership
Name of Beneficial Owner	Common Stock	Percent Beneficially Owned(1)
5% stockholders of Telewest:
Huff Asset Management(2)	32,567,868	13.2%
Fidelity Management & Research Co.(3)	19,666,466	8.0%
Franklin Mutual Advisers, LLC(4)	19,161,105	7.8%
Directors of Telewest:
Anthony (Cob) W. P. Stenham(5)	342,242	*
Barry R. Elson(6)	465,500	*
William J. Connors(7)	229,688	*
John H. Duerden(8)	229,688	*
Marnie S. Gordon(9)	234,688	*
Michael Grabiner(10)	229,688	*
Michael J. McGuiness(11)	229,688	*
Steven R. Skinner(12)	229,688	*
Executive officers of Telewest who are not Telewest directors:
Eric J. Tveter(13)	218,533	*
Neil R. Smith(14)	72,971	*
Stephen S. Cook(15)	58,858	*
All present directors and executive officers of Telewest as a group:	2,541,232	*

*
Less than 1%

(1)
Applicable percentage of ownership is based on 246,011,739 shares of Telewest common stock outstanding as of January 27, 2006.

(2)
The information concerning Huff Asset Management is based solely on information disclosed by Mr. Huff in a Schedule 13D amendment filed with the SEC on December 22, 2005. The address of Huff Asset Management is 67 Park Place, Morristown, NJ 07960. Huff Asset Management, a Delaware limited liability company, and/or other limited partnerships and limited liability companies affiliated with Huff Asset Management for themselves and/or on behalf of separately managed accounts hold, in total, 32,567,868 shares of Telewest common stock. Huff Asset Management is an investment manager with discretionary authority over separate accounts that own the shares. Mr. Huff is the principal and president of Huff Asset Management and a director of NTL. Mr. Huff possesses sole power to vote and direct the disposition of all Telewest securities held by or on behalf of the entities named above and/or the managed accounts, subject to internal screening and other securities law compliance procedures.

(3)
The beneficial ownership of Fidelity Management & Research Co. listed above is based solely upon a Schedule 13G amendment filed with the SEC by FMR Corp., the parent of Fidelity Management & Research Co., on September 12, 2005. The address of Fidelity Management & Research Co. is 82 Devonshire Street, E31C, Boston, MA 02109. Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 15,392,529 shares, or 6.3%, of Telewest common stock outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson III, the chairman of FMR Corp., FMR Corp., through its control of Fidelity Management & Research Company, and the various investment companies each have sole power to dispose of these 15,392,529 shares. Neither FMR Corp. nor Edward C. Johnson III, has the sole power to vote or direct the voting of the shares owned directly by the investment companies, which power resides with the funds' boards of trustees. Fidelity Management Trust Company, also a wholly owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner of 1,110,692 shares, or 0.5%, of Telewest's common stock outstanding as a result of its serving as investment manager of the institutional accounts. Edward C. Johnson III and FMR Corp., through its control of Fidelity Management Trust Company, each have sole dispositive power over 1,110,692 shares and sole power to vote or to direct the voting of 736,751 shares, and no power to vote or to direct the voting of 373,941 shares of Telewest common stock owned by institutional accounts. Members of the Edward C. Johnson III family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. As a result of voting arrangements in place relating to FMR Corp., members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and various institutional investors. Fidelity International Limited is the beneficial owner of 3,163,245 shares or 1.3% of Telewest common stock. Fidelity International Limited currently operates as an entity independent of FMR and Fidelity. A partnership controlled by Edward C. Johnson III and members of his family owns shares of Fidelity International Limited voting stock with the right to cast approximately 38% of the total votes which may be cast by all holders of Fidelity International Limited stock. FMR and Fidelity International Limited are of the view that they are not acting as a "group" for purposes of Section 13(d) of the Exchange Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other within the meaning of Rule 13d-3 of the Exchange Act. However, FMR and Fidelity International Limited

  voluntarily file as if all of the shares are beneficially owned by FMR and Fidelity International Limited on a joint basis.

(4)
The shares beneficially owned by Franklin Mutual Advisors, LLC, or FMA, are held by open or closed-end investment companies or other management accounts which are advised by FMA, an investment advisor registered under the Investment Advisers Act of 1940. The address of FMA is 51 JFK Parkway, Short Hills, NJ 07078. FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc., or FRI, a diversified financial service organization. Investment advisory agreements between FMA and these investment companies or managed accounts grant to FMA all investment and voting power over the Telewest common stock held by those entities. Neither FRI nor FMA have any interest in dividends or proceeds from the sale of the shares and they disclaim beneficial ownership of any of the shares. The beneficial ownership of FMA is based on a Schedule 13G filed with the SEC by FMA on February 14, 2005.

(5)
Includes options to purchase 318,500 shares of Telewest common stock that are exercisable within 60 days after the date hereof.

(6)
Includes options to purchase 465,500 shares of Telewest common stock that are exercisable within 60 days after the date hereof.

(7)
Includes options to purchase 229,688 shares of Telewest common stock that are exercisable within 60 days after the date hereof.

(8)
Includes options to purchase 229,688 shares of Telewest common stock that are exercisable within 60 days after the date hereof.

(9)
Includes options to purchase 229,688 shares of Telewest common stock that are exercisable within 60 days after the date hereof.

(10)
Includes options to purchase 229,688 shares of Telewest common stock that are exercisable within 60 days after the date hereof.

(11)
Includes options to purchase 229,688 shares of Telewest common stock that are exercisable within 60 days after the date hereof.

(12)
Includes options to purchase 229,688 shares of Telewest common stock that are exercisable within 60 days after the date hereof.

(13)
Includes options to purchase 180,000 shares of Telewest common stock that are exercisable within 60 days after the date hereof.

(14)
Includes options to purchase 57,650 shares of Telewest common stock that are exercisable within 60 days after the date hereof.

(15)
Includes options to purchase 42,038 shares of Telewest common stock that are exercisable within 60 days after the date hereof.

Plans for NTL after the Merger

        After the merger, NTL will be a wholly owned subsidiary of Telewest and will be a holding company. Its name will change to NTL Holdings Inc.

Regulatory Matters Relating to the Merger

United Kingdom

        Each of NTL and Telewest conducts nearly all of its business in the U.K. Under the U.K. Enterprise Act 2002, or Enterprise Act, the U.K. Office of Fair Trading, or OFT, has jurisdiction to examine "relevant merger situations," such as the proposed merger of NTL and Telewest. If the OFT believes that it is or may be the case that the merger of NTL and Telewest may be expected to result in a substantial lessening of competition within any market or markets in the U.K. for goods or services, the OFT is under a duty to refer the transaction to the U.K. Competition Commission for a detailed second stage investigation. Pursuant to the terms of the Enterprise Act, the U.K. Secretary of State may intervene to broaden the scope of the regulatory review to include "public interest" considerations (these considerations include plurality of media, that is among other things, the need to ensure that there is a sufficient plurality of persons having control of media enterprises serving audiences in the U.K.) as well as the competition assessment. While there is no prohibition under the Enterprise Act from completing a merger prior to receiving clearance from the U.K. regulatory authorities, the parties have agreed to make the receipt of such approvals conditions to NTL's and Telewest's respective obligations to complete the merger. See "The Merger Agreement—Conditions to the Filing of the Charter Amendment and the Completion of the Merger" beginning on page 150. The parties made a voluntary filing with the OFT on October 14, 2005 to initiate the regulatory process. The parties notified the OFT on December 5, 2005 that the structure of the transaction was changed pursuant to the merger agreement. The Secretary of State did not intervene and the OFT unconditionally cleared the merger on December 30, 2005. That clearance decision may, within a period of four weeks from January 10, 2006, the date of the publication of the decision, be appealed by third parties to the UK Competition Appeal Tribunal, but thereafter will no longer be subject to challenge. The appeals period will expire on February 7, 2006. There can be no assurance that a third party will not seek to have the decision reviewed by the U.K. Competition Appeal Tribunal.

        Certain conditions or restrictions that government authorities may require in order to grant regulatory approval could adversely affect the business or financial condition of the combined company following the closing of the merger. These conditions or restrictions could include divestitures relating to operations or assets of NTL or Telewest, or require commitments from NTL or Telewest, that may have a negative impact on the businesses and operations of the companies, or may reduce the anticipated benefits of the merger. Pursuant to the merger agreement, under certain circumstances, NTL and Telewest must continue with the merger despite the imposition of conditions and restrictions as long as such conditions and restrictions would not, individually or in the aggregate, reasonably be expected to have a regulatory material adverse effect. A regulatory material adverse effect has been defined to mean either an NTL material adverse effect or a Telewest material adverse effect, in each case, (i) excluding any effect that would prevent or materially impair the ability of either company to consummate the transactions contemplated by the merger and (ii) including, in certain cases, any loss of, or adverse change in, the relationship of the companies with their respective customers, employees, or suppliers resulting from the pendency or announcement of the transactions contemplated by the merger agreement.

        Furthermore, if an obligation is imposed on, or a binding obligation is sought from, NTL and/or Telewest by any governmental authority (i) to offer access to third parties to the network infrastructure of NTL or Telewest to enable those third parties to offer or provide products and/or services to customers connected directly to that network infrastructure, or (ii) to sell all or any substantial portion of Flextech and Telewest's 50% stake in the UKTV Group, collectively, then this would be deemed to be a regulatory material adverse effect.

        With respect to regulatory matters relating to telecommunications licensing, NTL is required to notify Ofcom of the change of control of NTL resulting from the merger under the provisions of the Television Licensable Content Services (TLCS) Licenses held by NTL subsidiaries. Ofcom has confirmed that, on the basis of the information available to it, it does not intend to revoke their TLCS licenses on account of the proposed changes.

Republic of Ireland

        Each of NTL and Telewest conducts a small amount of business in the Republic of Ireland. NTL has recently sold its operations in the Republic of Ireland and therefore has a very small presence there; Telewest also has a very limited presence in the Republic of Ireland. Because, under Irish law, the merger will constitute a "media merger" on the basis that one or more of the undertakings involved in the transaction carries on a media business (defined as the provision of a broadcasting service or a broadcasting service platform), the merger was notified to the Irish Competition Authority and the Irish Minister for Enterprise, Trade and Employment. On December 2, 2005, the Irish Competition Authority cleared the merger.

IRS Ruling

        NTL intends to request the IRS ruling from the U.S. Internal Revenue Service to confirm the U.S. federal income tax treatment of a proposed internal restructuring transaction, which would be undertaken after the completion of the merger. This internal restructuring transaction would permit the combined companies to finance some or all of the cash portion of the transaction consideration with funds borrowed by U.K. subsidiaries of the combined company.

        If NTL receives a favorable IRS ruling, NTL has the option, by delivery of written notice to the mandated lead arrangers, to restructure the facilities such that:

  •
  the commitment under the bridge facilities would be reduced by at least £1.2 billion and Tranche B term debt equal in principal amount to such reduction would be added to Tranche A of the senior facilities; and

  •
  the remainder of the commitment under the bridge facilities would be taken out with a high yield bond offering (or bridge facility commitment in anticipation of the same) by NTL Cable ranking pari passu with NTL Cable's existing high yield debt.

        Receipt of the IRS ruling is not a condition to the completion of the merger after April 2, 2006 and may be waived prior to that date.

        The internal restructuring transaction could provide lower financing costs by permitting some or all of the acquisition financing to be incurred at the level of the combined company's U.K. operating group rather than at the level of its U.S. holding group. See "The Merger—Amount and Source of Funds and Financing of the Merger—Alternative Financing Structure." Even if the IRS ruling is received, it is unlikely that the proposed internal restructuring transaction would be undertaken unless proposed IRS regulations relating to reorganizations involving non-U.S. corporations are issued as final regulations that would apply to the proposed internal restructuring transaction, because it is expected that there would otherwise be a significant U.S. tax liability to the combined company. No assurances can be made that NTL will receive the IRS ruling or, if it receives the IRS ruling, whether the combined company would implement this alternative financing structure.

Accounting Treatment of the Merger

        In accordance with U.S. generally accepted accounting principles, the transaction will be accounted for under the purchase method of accounting. Under the purchase method of accounting, the acquiring enterprise for accounting purposes in a business combination effected through the exchange of stock is presumptively the enterprise whose former common shareholders either retain or receive the larger portion of the voting rights in the combined enterprise. As NTL shareholders will receive in aggregate approximately 75% of the voting rights of the combined company on a fully diluted basis based on currently outstanding shares, options and warrants and given NTL's level of representation on the board of directors and management team of the combined company as well as the relative size of other financial and non-financial measures of NTL and Telewest, NTL is deemed to be the accounting acquiror. Accordingly, NTL's assets and liabilities will be brought forward at their net book values. A new basis will be established for Telewest's assets and liabilities based upon the fair values thereof.

        Under this method of accounting, NTL will record the cash paid to Telewest shareholders to redeem the Telewest redeemable common stock, the market value (based on an average of the closing prices of Telewest common stock for a range of trading days from two days before and after October 3, 2005, the announcement date) of the new Telewest common stock issued in connection with the merger, the fair value of the outstanding options to purchase shares of Telewest common stock converted in connection with the merger and the amount of direct transaction costs associated with the merger as the estimated purchase price of acquiring Telewest. NTL will allocate the estimated purchase price to the net tangible and amortizable intangible assets acquired (including customer contracts and lists) based on their respective fair values at the date of the completion of the merger. Any excess of the estimated purchase price over those fair values will be accounted for as goodwill.

        Amortizable intangible assets, currently estimated at £312 million, will generally be amortized over estimated useful life of eight years, resulting in an estimated accounting charge for amortization attributable to these items of approximately £39 million on an annual basis. In accordance with the Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill resulting from a business combination completed subsequent to June 30, 2001, will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). The amount of the estimated purchase price allocated to goodwill, which is based on certain assumptions, is estimated to be approximately £2.1 billion. When NTL management obtains more detailed information and changes the assumptions used in the allocation of the purchase price, amounts preliminarily allocated to goodwill may significantly decrease or be eliminated, and amounts allocated to intangible assets with definite lives may increase significantly, which could result in a material increase in amortization of intangible assets. Refer to note 3 of the unaudited pro forma combined condensed financial statements for a discussion on the sensitivity to earnings that may occur as a result of the final determination of fair value.

        In the event that the management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made. The amounts listed in the above paragraph are only preliminary estimates and actual amounts will differ from these estimates.

Federal Securities Law Consequences

        The shares of Telewest new common stock issued in the merger, and the shares of Telewest new common stock and Telewest redeemable common stock issued pursuant to the reclassification, will be registered under the Securities Act. The shares of Telewest new common stock so issued will be freely transferable under the Securities Act, except for those shares issued to any person who is deemed to be an "affiliate" of NTL or Telewest at the time of the special meetings. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with NTL or Telewest and may include the directors and executive officers of NTL and/or Telewest, as well as their respective significant stockholders. Affiliates may not sell their shares of Telewest new common stock except pursuant to:

  •
  an effective registration statement under the Securities Act covering the resale of those shares;

  •
  an exemption under paragraph (d) of Rule 145 under the Securities Act; or

  •
  any other applicable exemption under the Securities Act.

        Telewest's registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, does not cover the resale of shares of Telewest new common stock to be received by affiliates in the merger. Shares of Telewest redeemable common stock issued pursuant to the reclassification are non-transferable and will automatically be redeemed at the effective time of the merger for $16.25 in cash without interest in accordance with the charter amendment.

Certain Effects of the Merger

  Telewest Capital Structure

        Following the merger, NTL will become a wholly owned subsidiary of Telewest.

  Delisting

        Following the merger, NTL common stock will be delisted from NASDAQ. However, NTL is required to continue to provide periodic disclosure to its bondholders under the terms of its existing debt obligations, and may elect to file such disclosure on a voluntary basis with the SEC. The combined company's ticker symbol will be "NTLI," although it will initially trade under the ticker symbol "NTLID."

THE MERGER AGREEMENT

        NTL, Telewest and Original Merger Sub entered into the original merger agreement on October 2, 2005. NTL, Telewest, Original Merger Sub and Merger Sub amended and restated the original merger agreement on December 14, 2005 and further amended it by entering into amendment no. 1 to the merger agreement dated as of January 30, 2006. The following is a summary of certain material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the merger agreement, a composite conformed copy of which is attached as Appendix A to this joint proxy statement/prospectus and incorporated by reference. All stockholders of NTL and Telewest are urged to read the merger agreement carefully and in its entirety.

        The merger agreement has been included to provide investors with information regarding its terms. The representations, warranties and covenants made by the parties in the merger agreement are subject to the limitations and qualifications as described in the merger agreement. Representations and warranties may be used as a tool to allocate risks between the parties, including where the parties do not have complete knowledge of all facts. Stockholders are not third party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of NTL, Telewest, Merger Sub, or any of their respective affiliates. For purposes of this section of the joint proxy statement/prospectus and unless otherwise noted, the term "content group" shall refer to Flextech, sit-up and Telewest's 50% stake in the UKTV Group, collectively.

Structure of the Merger

        Under the merger agreement, Telewest will file the charter amendment to reclassify each share of Telewest common stock issued and outstanding immediately prior to the effective time of the reclassification into (i) 0.2875 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and (ii) one share of Telewest redeemable common stock. The shares of Telewest new common stock and redeemable common stock to be received in the reclassification will be identical to the Telewest common stock, except that the shares of Telewest redeemable common stock:

  •
  are non-transferable; and

  •
  will be automatically redeemed and cease to exist at the effective time of the merger as described below.

See "Comparison of the Rights of Stockholders of NTL and Telewest—Class B Redeemable Common Stock" on page 186.

        Immediately following the effective time of the reclassification, Merger Sub, a wholly owned subsidiary of Telewest, will merge with and into NTL, with NTL continuing as the surviving corporation. As a result of the merger, NTL will become a wholly owned subsidiary of Telewest.

        At the effective time of the merger, each share of Telewest redeemable common stock will be automatically redeemed into $16.25 in cash without interest, and each share of NTL common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 2.5 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock.

        At any time prior to the filing of the charter amendment, NTL may elect to have the merger consummated as a forward triangular merger, in which NTL will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity (so long as such election does not delay the merger or adversely affect the financing or the Telewest stockholders or directors).

Effective Time of the Merger

        Unless the parties agree otherwise, the closing of the reclassification and the merger will take place as soon as practicable (and, in any event, within five business days) after all closing conditions have been satisfied or waived (other than conditions that by their nature are to be satisfied at the effective time and will in fact be satisfied at the effective time). See "—Conditions to the Filing of the Charter Amendment and the Completion of the Merger" beginning on page 150. We are working to complete the merger in March 2006. However, we cannot assure you when, or if, all of the conditions to the filing of the charter amendment and the completion of the merger will be satisfied or waived.

        The reclassification will become effective when the charter amendment is filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL or at such later time as NTL and Telewest may agree and specify in the charter amendment. The merger will become effective immediately after the charter amendment becomes effective.

Certificate of Incorporation; Bylaws

        At the effective time of the reclassification, the certificate of incorporation of Telewest will be restated as set forth in the charter amendment and the second restated certificate of incorporation will become the certificate of incorporation of Telewest. The bylaws of Telewest in effect prior to the effective time of the reclassification will be the bylaws of Telewest.

        At the effective time of the merger, pursuant to the merger, the certificate of incorporation of NTL will be amended to change the name of NTL to NTL Holdings Inc. The bylaws of NTL in effect at the effective time of the merger will be the bylaws of NTL, to be renamed NTL Holdings Inc. following the merger.

Name Change Merger

        Immediately after the effective time of the merger, Name Change Sub Inc., a Delaware corporation and wholly owned subsidiary of the combined company, will merge with and into the combined company, with the combined company as the surviving corporation in the name change merger. The certificate of incorporation and bylaws of the surviving corporation in the name change merger will be the certificate of incorporation and bylaws of the combined company, except that its name will be changed to "NTL Incorporated."

Directors and Officers

        The merger agreement provides that the directors and officers of Merger Sub at the effective time of the merger (which directors and officers will be selected by NTL in its sole discretion and appointed by Telewest immediately prior to the effective time of the merger) will be the directors and officers of NTL following the merger.

        Telewest has also agreed to deliver to NTL on the closing date of the merger resignations of each member of Telewest's board of directors effective as of the effective time of the merger, other than Mr. Stenham, who will serve as Deputy Chairman of Telewest's board of directors, and one additional member of the Telewest board of directors selected by NTL with the approval of the Telewest board of directors (not to be unreasonably withheld or delayed). Mr. Stenham's continued service as a member of the Telewest board of directors is conditioned upon his agreeing with NTL, prior to the effective time of the merger, on terms mutually satisfactory to him and NTL, the terms of his service as Deputy Chairman, which NTL has agreed to negotiate in good faith. Immediately following such resignations but prior to the effective time of the merger, Telewest has agreed to appoint each member of NTL's board of directors to the board of directors of Telewest, effective as of immediately after the effective time of the merger. NTL has the right to designate the classes in which each newly appointed director of Telewest will serve.

        The board of directors of the combined company will consist of Mr. Mooney, Chairman; Mr. Stenham, Deputy Chairman; Mr. Banks; Mr. Jeffrey D. Benjamin; Mr. Duffy; Mr. Elstein; Mr. Charles K. Gallagher; Mr. Huff; Mr. George R. Zoffinger; Mr. Burch; and one additional Telewest director selected by NTL with the approval of the Telewest board of directors, such approval not to be unreasonably withheld or delayed.

        Telewest has also agreed to appoint certain individuals specified by NTL as officers, in each case effective as of the effective time of the merger. If the individual to be appointed by Telewest as an officer is an employee of Telewest prior to the effective time of the merger, such appointment shall be subject to such individual agreeing to terms of employment that are mutually satisfactory to such individual and NTL, which NTL has agreed to negotiate in good faith.

        The principal officers of the combined company will include:

Name	Position
Mr. James F. Mooney*	Chairman
Mr. Anthony (Cob) W. P. Stenham	Deputy Chairman
Mr. Simon P. Duffy*	Executive Vice Chairman
Mr. Stephen A. Burch*	President and Chief Executive Officer
Mr. Neil Berkett***	Chief Operating Officer
Mr. Jacques Kerrest*	Chief Financial Officer
Mr. Neil Smith**	Deputy Chief Financial Officer
Mr. Bryan Hall*	Secretary and General Counsel
Mr. Robert Gale*	Vice President and Controller

*
NTL has the right to change or remove any of these persons for such other person as NTL may designate.

**
While Mr. Smith is intended to have this position with the combined company, no decision has been made as to whether, as a technical matter, he will be employed by Telewest or a subsidiary of Telewest.

***
NTL has the right to change or remove Mr. Berkett for such other persons as NTL may designate. While Mr. Berkett is intended to have this position with the combined company, no decision has been made as to whether, as a technical matter, he will be employed by Telewest or a subsidiary of Telewest.

        Stephen A. Burch, has been appointed President and Chief Executive Officer of NTL effective January 16, 2006. From 1987, Mr. Burch, age 55 years, held a number of positions with Comcast Cable Communications, LLC, a cable company providing basic cable, digital cable and high speed internet services, including serving as President—Atlantic Division since 2000.

Transaction Consideration; Treatment of Telewest Stock Options, Stock Appreciation Rights and Restricted Stock

        If the reclassification and the merger occur:

  •
  At the effective time of the reclassification, each share of Telewest common stock issued and outstanding immediately prior to the effective time of the reclassification will be reclassified into (i) 0.2875 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock (see "—Fractional Shares" below), and (ii) one share of Telewest redeemable common stock. At the effective time of the merger, each share of Telewest redeemable common stock will be automatically redeemed for $16.25 in cash without interest.

  •
  At the effective time of the merger, each outstanding option to purchase shares of Telewest common stock and each outstanding stock appreciation right with respect to Telewest common stock granted under the Telewest stock incentive plan, whether or not exercisable or vested, will be adjusted to provide that such stock option or stock appreciation right, as the case may be, will be automatically converted on the same terms and conditions (including as to exercisability and vesting, taking into account any acceleration resulting from the merger) into a stock option to acquire, or a stock appreciation right with respect to, the number of shares of Telewest new common stock equal to:

    (A)
    the number of shares of Telewest common stock subject to such stock option or stock appreciation right, as applicable, multiplied by

    (B)
    (i) the sum of (x) $16.25 plus (y) (1) 0.2875 multiplied by (2)(aa) the closing price of a share of NTL common stock as quoted on NASDAQ on the trading day immediately preceding the closing date of the merger, as reported in the New York City edition of The Wall Street Journal, divided by (bb) 2.5, or the NTL Adjusted Per Share Closing Price, divided by (ii) the NTL Adjusted Per Share Closing Price, at a price per share of Telewest new common stock equal to (A) the aggregate exercise price or base price for such stock option or stock appreciation right, as applicable, divided by (B) the number of shares of Telewest new common stock to which such stock option or stock appreciation right, as converted as described above, is subject (in all cases, subject to rounding).

  •
  At the effective time of the merger, each share of Telewest restricted stock granted under the Telewest stock incentive plan outstanding at the effective time will be automatically converted into the right to receive the transaction consideration on the same terms applicable to all shares of Telewest common stock.

Merger Consideration; Treatment of NTL Stock Options, Restricted Stock, Restricted Stock Units and Warrants

        If the reclassification and the merger occur, at the effective time of the merger:

  •
  Each share of NTL common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive the merger consideration. Shares held by NTL as treasury stock immediately prior to the effective time will be cancelled in the merger.

  •
  Each outstanding option to purchase shares of NTL common stock, whether or not exercisable or vested, will be automatically converted on the same terms and conditions (including as to exercisability and vesting) into a stock option to acquire the number of shares of Telewest new common stock equal to (A) the number of shares of NTL common stock subject to such stock option, multiplied by (B) 2.5, at a price per share of Telewest new common stock equal to (1) the aggregate exercise price for such stock option divided by (2) the number of shares of Telewest new common stock to which such stock option is subject (in all cases, subject to rounding).

  •
  Each outstanding award of NTL restricted stock and restricted stock units granted under the NTL stock option plans will be automatically converted into an equivalent award based upon shares of Telewest new common stock on the same terms and conditions as immediately prior to the effective time of the merger. The number of shares of Telewest new common stock subject to such converted restricted stock award or restricted stock unit award as applicable, will be equal to the number of shares subject to such NTL restricted stock award or restricted stock unit award, as applicable, multiplied by 2.5 (in all cases, subject to rounding).

  •
  Each NTL warrant will become automatically exercisable for 2.5 shares of Telewest new common stock at an exercise price of $123.95, in each case subject to further adjustment pursuant to the terms of the NTL warrants. Concurrently with the effective time of the merger, Telewest and NTL will enter into a supplemental warrant agreement with the warrant agent providing for certain adjustments to the NTL warrants as specified in, and as required by, the warrant agreement, on the same terms as prior to the effective time of the merger.

Exchange of Stock Certificates Following the Merger

        Prior to the effective time of the merger, NTL, with Telewest's prior approval (which shall not be unreasonably withheld or delayed), will select an exchange agent, which Telewest and Merger Sub will appoint on terms and conditions determined by NTL and reasonably acceptable to Telewest and Merger Sub, to effect (i) the exchange of shares of Telewest common stock for the transaction consideration, and (ii) the exchange of shares of NTL common stock for the merger consideration. Promptly after the effective time, the exchange agent will send to each holder of shares of NTL common stock and Telewest common stock a customary letter of transmittal and instructions for use in such exchange. The letter of transmittal will contain instructions explaining the procedure for (i) surrendering Telewest stock certificates and exchanging uncertificated Telewest shares for the transaction consideration, and (ii) surrendering NTL stock certificates and exchanging uncertificated NTL shares for the merger consideration.

        NTL stockholders and Telewest stockholders should not return their certificates with the enclosed proxy card.

        Telewest redeemable common stock will be issued only in book-entry form and will not be transferable. Prior to the effective time of the reclassification, Telewest will cause the transfer agent for the shares of Telewest common stock to instruct the exchange agent or another financial institution reasonably acceptable to NTL to hold in trust (pending the redemption of the Telewest redeemable common stock) the shares of Telewest redeemable common stock for the benefit of each holder of Telewest common stock immediately prior to the effective time of the reclassification.

        Telewest stockholders who surrender their stock certificates or uncertificated shares, together with a properly completed letter of transmittal, will receive the transaction consideration, without interest and less applicable withholding taxes. After the effective time of the merger, each certificate or uncertificated share that previously represented shares of Telewest common stock will represent only the right to receive the transaction consideration.

        NTL stockholders who surrender their stock certificates or uncertificated shares, together with a properly completed letter of transmittal, will receive the merger consideration. After the effective time of the merger, each certificate or uncertificated share that previously represented shares of NTL common stock will represent only the right to receive the merger consideration.

        If any certificate representing shares of Telewest common stock or NTL common stock has been lost, stolen or destroyed, upon the making of an affidavit of such fact by the person claiming such certificate to be lost, stolen or destroyed, and the posting of a bond (if required by Telewest or the surviving corporation, as the case may be) as indemnity against any future claim, the exchange agent will issue, in exchange for such lost, stolen or destroyed certificate, the transaction consideration to be paid in respect of the shares of Telewest common stock represented by such certificate, or the merger consideration to be paid in respect of the shares of NTL common stock represented by such certificate, as the case may be.

        The exchange agent will deliver to Telewest any portion of the transaction consideration or the merger consideration that has not been distributed within 6 months after the effective time of the merger. After that date, holders of Telewest common stock or NTL common stock who have not complied with the instructions to exchange their certificates or, in the case of uncertificated shares, to transfer their shares, will be entitled to look only to Telewest for payment of the transaction consideration, or to the surviving corporation for payment of the merger consideration (unless such obligation is assumed by Telewest pursuant to any agreement with Merger Sub or the surviving corporation, in which case such holders shall look only to Telewest for such payment), as the case may be, without interest and less applicable withholding taxes.

Fractional Shares

        No fractional shares of Telewest new common stock will be issued in the reclassification. All fractional shares of Telewest new common stock that a holder of shares of Telewest common stock (or a holder of Telewest restricted stock) would otherwise be entitled to receive as a result of the reclassification or that a holder of NTL common stock would otherwise be entitled to receive as a result of the merger will be aggregated and if a fractional share results from such aggregation, the exchange agent will pay such stockholder, in exchange for such stockholder's entitlement to such fractional share, an amount in cash without interest determined by multiplying the fractional share interest by the NTL Adjusted Per Share Closing Price.

Quotation of Telewest Stock

        Telewest has agreed to use its reasonable best efforts to cause the shares of Telewest new common stock issued in the merger and pursuant to the reclassification to be approved for quotation on NASDAQ, subject to official notice of issuance.

        NTL's symbol "NTLI" will be used for such shares, assuming Telewest's application for quotation is approved, although the shares will initially trade under the ticker symbol "NTLID." Approval for quotation on NASDAQ of the shares of Telewest new common stock issuable in the merger and pursuant to the reclassification, subject to official notice of issuance, is a condition to the obligations of NTL and Telewest to file the charter amendment and consummate the merger. See "—Conditions to the Filing of the Charter Amendment and the Completion of the Merger" beginning on page 150.

Representations and Warranties

        The merger agreement contains some generally reciprocal representations and warranties made by NTL and Telewest to each other. These representations and warranties are qualified by disclosure schedules that each of NTL and Telewest delivered to the other immediately prior to the signing of the merger agreement. Representations and warranties relating to Merger Sub, the charter amendment, the reclassification contemplated by the charter amendment, the redemption of the Telewest redeemable common stock, the merger consideration, the opinions of the financial advisors and the commitment letter, are made as of December 14, 2005, the date of the merger agreement, and the effective time of the merger, while all other representations and warranties are made as of October 2, 2005, the date of the original merger agreement, and the effective time of the merger. Representations relating to the name change merger are made as of the effective time of the merger.

        These generally reciprocal representations and warranties relate to:

  •
  existence, authorizations and qualifications to conduct business and good standing;

  •
  power and authority to enter into, and carry out the obligations under, the merger agreement, necessary approvals of stockholders, and the enforceability of the merger agreement;

  •
  approval by the board of directors of NTL and Telewest of the merger agreement and the resolution by the board of directors to recommend, in the case of the NTL board of directors, the adoption of the merger agreement by NTL stockholders (other than any affiliates of Telewest), and in the case of the Telewest board of directors, the approval of the charter amendment and the issuance of Telewest new common stock in the merger by Telewest stockholders (other than any affiliates of NTL);

  •
  required governmental filings or consents;

  •
  disclosure of material license consents;

  •
  assets and operations located in the U.S.;

  •
  absence of (i) a breach of the organizational documents of each company or any of its subsidiaries, (ii) required consents, (iii) violations of applicable law, (iv) breaches of certain agreements, instruments, communications licenses and governmental authorizations binding on each company, its subsidiaries or its assets or businesses, and (v) liens on each company's or its subsidiaries' assets, in each case, as a result of the entry into or performance of the merger agreement;

  •
  capital structure and equity securities of each company;

  •
  existence, authorizations and qualifications to conduct business and good standing of each company's subsidiaries and those subsidiaries' equity securities;

  •
  accuracy and completeness of each company's filings with the SEC and certain representations as to each company's compliance with the U.S. Sarbanes-Oxley Act of 2002;

  •
  accuracy of each company's financial statements, including their preparation in accordance with U.S. GAAP;

  •
  absence of misleading information provided by each company for inclusion or incorporation by reference into this joint proxy statement/prospectus or the registration statement of which this joint proxy statement/prospectus forms a part;

  •
  absence of certain changes or events, and that the conduct of each company's business has been in the ordinary course consistent with past practices, since June 30, 2005;

  •
  absence of undisclosed liabilities;

  •
  compliance with laws and governmental authorizations, and validity of material governmental authorizations;

  •
  other than certain regulatory proceedings in connection with the merger, absence of material litigation and orders by any governmental authority;

  •
  the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

  •
  the absence of undisclosed fees to finders or brokers in connection with the transactions contemplated by the merger agreement;

  •
  receipt of fairness opinions from each company's financial advisors; and

  •
  the non-applicability of anti-takeover statutes, including Section 203 of the DGCL.

        In addition, representations and warranties made solely by Telewest relate to:

  •
  proper authorization for and validity of the shares of Telewest new common stock and redeemable common stock to be issued in the merger;

  •
  disclosure of certain material joint venture equity interests, ownership of such securities free and clear of liens and other limitations and restrictions and disclosure of the joint venture agreements relating thereto;

  •
  tax matters;

  •
  employee benefit and labor matters, including compliance with ERISA and certain U.K. laws and regulations;

  •
  environmental matters and compliance with environmental laws;

  •
  material contracts, including disclosure and enforceability of such contracts;

  •
  intellectual property rights;

  •
  title and sufficiency of Telewest's properties and assets;

  •
  insurance coverage for Telewest's properties, assets, employees and operations, and the sufficiency of such insurance coverage;

  •
  certain matters relating to Telewest's restructuring in 2004; and

  •
  absence of any insolvency proceedings commenced by, or against, Telewest or its subsidiaries.

        With respect to the representations and warranties in the merger agreement that are made by Telewest that relate to the UKTV Group, those representations and warranties are deemed to have been made to the actual knowledge of Telewest's executive officers after reasonable inquiry.

        NTL has also made certain representations and warranties relating to the non-ownership of Telewest securities by NTL, the availability of funds sufficient to pay the cash portion of the transaction consideration, including the completeness and enforceability of the commitment letter relating to the financing of such funds and certain actions to render the NTL rights plan inapplicable to the merger.

        Many of the representations and warranties made by each of NTL and Telewest are qualified by a material adverse effect standard. For purposes of the merger agreement, a "Telewest material adverse effect" means:

  •
  a material adverse effect on the financial condition, business, assets, liabilities, properties or results of operations of Telewest and its subsidiaries, taken as a whole, excluding any such effect resulting from (i) changes generally affecting the industries in the U.K. in which Telewest and its subsidiaries operate except to the extent such changes disproportionately affect Telewest and its subsidiaries, (ii) changes generally affecting global economic conditions or financial markets in the U.S. or the U.K., except to the extent such changes disproportionately affect Telewest and its subsidiaries, (iii) changes that are the result of acts of war or terrorism, except to the extent such changes disproportionately affect Telewest and its subsidiaries, (iv) any loss of, or adverse change in, the relationship of Telewest and its subsidiaries with their respective customers, employees or suppliers resulting from pendency or the announcement of the transactions contemplated by this Agreement, (v) the effects of any restructuring of Telewest's content group or other action taken or omitted to be taken at the direction or request of NTL, or (vi) the failure to obtain certain waivers from BBC Worldwide relating to the UKTV Group; or

  •
  an effect which prevents or materially delays or materially impairs the ability of Telewest or Merger Sub to consummate the transactions contemplated by the merger agreement.

        Similarly, for purposes of the merger agreement, an "NTL material adverse effect" means:

  •
  a material adverse effect on the financial condition, business, assets, liabilities, properties or results of operations of NTL and its subsidiaries, taken as a whole, excluding any such effect resulting from (i) changes generally affecting the industries in the U.K. in which NTL and its subsidiaries operate except to the extent such changes disproportionately affect NTL and its subsidiaries, (ii) changes generally affecting global economic conditions or financial markets in the U.S. or the U.K., except to the extent such changes disproportionately affect NTL and its subsidiaries, (iii) changes that are the result of acts of war or terrorism, except to the extent such changes disproportionately affect NTL and its subsidiaries, or (iv) any loss of, or adverse change in, the relationship of NTL and its subsidiaries with their respective customers, employees or suppliers resulting from the pendency or the announcement of the transactions contemplated by the merger agreement; or

  •
  an effect which prevents or materially delays or materially impairs NTL's ability to consummate the transactions contemplated by the merger agreement.

        The representations and warranties contained in the merger agreement will not survive the consummation of the merger, but they form the basis of specified conditions to the parties' obligations to complete the merger. See "—Conditions to the Filing of the Charter Amendment and the Completion of the Merger" beginning on page 150.

Covenants

Telewest's Interim Operating Covenants

        Telewest has agreed that, from October 2, 2005 until the effective time of the merger, it and its subsidiaries will conduct their businesses in the ordinary course and in material compliance with all material applicable laws and all material governmental authorizations, and will use their reasonable best efforts to preserve intact their respective business organizations and relationships with third parties, maintain in effect and, subject to certain exceptions, renew all material communications licenses and other material governmental authorizations, and not terminate any of their employees other than in the ordinary course of business consistent with past practices. In addition, except as expressly contemplated by the merger agreement, the commitment letter related to the financing or as NTL may approve in writing (such approval not to be unreasonably withheld or delayed), Telewest has agreed to specific restrictions that prohibit it and its subsidiaries from October 2, 2005 until the effective time of the merger from:

  •
  amending the charter document or other organizational documents of Telewest or any of its subsidiaries;

  •
  (i) splitting, combining or reclassifying any shares of its capital stock, (ii) amending any term of any of its outstanding equity securities, (iii) declaring or paying any dividend or making any other distribution in respect of its shares of capital stock or other securities, or (iv) redeeming, repurchasing, canceling or otherwise acquiring any of its securities, other than the cancellation of Telewest's stock options when such stock options are exercised;

  •
  (i) liquidating, dissolving, merging, consolidating, restructuring, recapitalizing or engaging in any intercompany or other material reorganization, (ii) engaging in any restructuring or intercompany reorganization involving the shares, liabilities (including intercompany liabilities) or all or a significant portion of a business of Telewest or any of its subsidiaries (including any reorganization or restructuring of any part of Telewest's content group), or (iii) proposing any resolution for its winding up, or commencing any negotiations with its creditors;

  •
  issuing, delivering or selling any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or any such convertible securities, other than (i) the issuance of any shares of Telewest common stock upon the exercise of Telewest stock options outstanding as of October 2, 2005 in accordance with their terms as of that date, and (ii) the granting of Telewest stock options or awards under the Telewest Long-Term Incentive Plan, subject to certain limitations;

  •
  incurring any capital expenditures or any obligations or liabilities in connection therewith, except for (i) those contemplated by Telewest's capital expenditure budget for the fiscal years 2005 and 2006, and (ii) any unbudgeted capital expenditures relating to the fiscal year 2005 or 2006 not exceeding 5% of the aggregate budgeted amount for such fiscal year;

  •
  except for capital expenditures described above, acquiring, directly or indirectly, any material amount of assets or any business, other than (i) assets used in the ordinary course of business of Telewest and its subsidiaries in a manner consistent with past practices, and (ii) other acquisitions not exceeding £10,000,000 in the aggregate;

  •
  selling, leasing, assigning, licensing or otherwise disposing of any of its properties or assets that are material to Telewest, any of its significant subsidiaries, or subsidiaries included in the Telewest content group, individually or in the aggregate, other than (i) finance leases entered into in connection with capital expenditures discussed above, or (ii) in the ordinary course of business consistent with past practices;

  •
  creating, incurring, assuming or guaranteeing any indebtedness for borrowed money or modifying any of the terms of such outstanding indebtedness, other than (i) as permitted in connection with capital expenditures described above, (ii) any indebtedness among Telewest and its wholly owned subsidiaries or among those subsidiaries, or (iii) additional amounts available under Telewest's existing revolving credit facilities not to exceed £30,000,000 in the aggregate;

  •
  entering into or replacing any agreement relating to any interest rate or currency hedging, swaps, or similar agreements, other than interest rate swaps on customary commercial terms not to exceed £25,000,000 of aggregate notional debt;

  •
  creating or incurring any lien on any material asset other than (i) any immaterial lien in the ordinary course of business consistent with past practices, (ii) in connection with the finance leases permitted in connection with the capital expenditures or (iii) other liens not to exceed £5,000,000 in the aggregate;

  •
  making any loan, advance or investment to or in any person other than (i) investments in its wholly owned subsidiaries made in the ordinary course of business consistent with past practices or (ii) pursuant to agreements in effect as of October 2, 2005 previously disclosed to NTL or entered into by Telewest in compliance with the merger agreement;

  •
  entering into, terminating, renewing or amending in any material respect, or failing to enforce any material provision of, any material contracts of Telewest or its subsidiaries as disclosed or required to be disclosed pursuant to the merger agreement or that would have been required to be disclosed pursuant to the merger agreement had it existed on or before October 2, 2005, other than, in the case of certain of these material contracts, in the ordinary course of business or as permitted by the merger agreement;

  •
  terminating, renewing, suspending or amending in any material respect any material governmental authorization;

  •
  subject to certain exceptions, (i) increasing the amount of compensation, bonus or other benefits payable to any current or former director, officer or employee of Telewest or its subsidiaries, (ii) granting or increasing any severance or termination pay or benefits to any current or former director, officer or employee of Telewest or any of its subsidiaries, (iii) establishing, paying, agreeing to grant or increasing any special bonus, retention bonus or any similar benefit under any plan or other arrangement, (iv) entering into or amending any employment, severance, change in control, tax gross-up, deferred compensation or other similar arrangement, (v) hiring any employee with an annual base salary in excess of £75,000, (vi) entering into or amending in any material respect any collective bargaining agreement or other contract with any labor union or organization, (vii) establishing, adopting, amending or terminating any Telewest employee plan (or any similar plan or arrangement adopted after the date of the merger agreement), or (viii) entering into or amending any agreement or arrangement with any current or former director, officer, employee, or independent contractor or committing to provide any payment or any benefit to any such individual that, in each case, would have been required to be disclosed pursuant to the merger agreement if it had existed on or before October 2, 2005;

  •
  changing Telewest's method of accounting or accounting principles or practice, except for changes required by U.S. GAAP or U.S. federal securities laws, as approved by Telewest's independent public accountants;

  •
  making any material tax election other than in the ordinary course of business (provided that neither Telewest nor any of its subsidiaries is permitted to make any U.S. tax elections without the prior written consent of NTL);

  •
  settling, or proposing to settle, any litigation, investigation, arbitration, proceeding or other claim involving or against Telewest or any its subsidiaries that is material to Telewest and its subsidiaries, taken as a whole;

  •
  subject to certain exceptions and except as required by applicable law or as contemplated in the business plan previously disclosed to NTL, adding or voluntarily deleting any channels, or changing its channel lineup, or committing to do so;

  •
  launching any new channels, subject to certain exceptions and except as necessary to comply with any requirement of any governmental authority, in accordance with agreements in effect as of October 2, 2005, or as contemplated in the business plan previously disclosed to NTL;

  •
  subject to certain exceptions, converting any billing systems or any material portion thereof;

  •
  taking any action that is reasonably likely to result in the closing condition relating to Telewest's representations, warranties and covenants, or the closing condition relating to the absence of a Telewest material adverse effect, not being satisfied (see "—Conditions to the Filing of the Charter Amendment and the Completion of the Merger" beginning on page 150); or

  •
  agreeing or committing to do any of the foregoing.

        With respect to the covenants described above, and the other covenants of Telewest described in this section, NTL and Telewest have agreed that, to the extent such covenants apply to subsidiaries of Telewest that are members of the UKTV Group, Telewest will not be obligated to take or refrain from taking any action, as the case may be, to the extent it lacks the right to do so or if that action would result in a breach of fiduciary duties of Telewest, its subsidiaries or those of its representatives on the board of directors of any member of the UKTV Group.

NTL's Interim Operating Covenants

        NTL has agreed that, from October 2, 2005 until the effective time of the merger, it and its subsidiaries will conduct their businesses in the ordinary course and in material compliance with all material applicable laws and all material governmental authorizations, and will use their reasonable best efforts to preserve intact their respective business organizations and relationships with third parties, and keep available the services of their officers and key employees. In addition, except as expressly contemplated by the merger agreement or as Telewest may approve in writing (such approval not to be unreasonably withheld or delayed), NTL has agreed to specific restrictions that prohibit it from October 2, 2005 until the effective time of the merger from:

  •
  adopting or proposing any change in NTL's certificate of incorporation or bylaws;

  •
  (i) declaring, setting aside or paying any dividend or making any other distribution in respect of any shares of its capital stock, (ii) making any tender or exchange offer for NTL common stock at a premium to the then-existing market price of such NTL common stock, (iii) splitting, combining or reclassifying any shares of its capital stock, or (iv) issuing, delivering or selling any shares of its capital stock, other than (A) issuances of any shares of NTL common stock upon the exercise of NTL stock options in accordance with their terms as of October 2, 2005, (B) issuances pursuant to the exercise of warrants outstanding as of October 2, 2005, (C) the granting of options to acquire NTL common stock or restricted stock of NTL in the ordinary course of business, and (D) issuances of stock or grants of stock options in connection with any merger, acquisition or other business combination, or other material transaction that, in any such case, does not require any approval of NTL stockholders with limited exceptions;

  •
  liquidating, dissolving, merging, consolidating, restructuring, recapitalizing or engaging in any other material reorganization in respect of NTL, or proposing any resolution for its winding up, or commencing any negotiations with its creditors;

  •
  entering, or permitting its subsidiaries to enter, into any transaction that would reasonably be expected to materially delay the completion of the merger;

  •
  taking any action that is reasonably likely to result in the closing condition relating to NTL's representations, warranties and covenants, or the closing condition relating to the absence of an NTL material adverse effect, not being satisfied (see "—Conditions to the Filing of the Charter Amendment and the Completion of the Merger" beginning on page 150); and

  •
  agreeing or committing to do any of the foregoing.

Board Recommendations; Stockholder Meetings

        Telewest has agreed that it shall cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval of the charter amendment and the issuance of Telewest new common stock in the merger. Subject to its fiduciary duties, the Telewest board of directors will recommend the approval of the charter amendment and the issuance of Telewest new common stock in the merger by Telewest stockholders (other than any affiliates of NTL). If the Telewest board of directors withdraws or adversely qualifies or modifies its recommendation, or recommends an alternative acquisition proposal, Telewest will still be obligated to call and hold a meeting of its stockholders to vote on the merger agreement unless it terminates the merger agreement in accordance with the termination provisions discussed below. See "—Termination of the Merger Agreement" beginning on page 153 for a discussion of each party's ability to terminate the merger agreement.

        Similarly, subject to its fiduciary duties, NTL has agreed that it shall cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable for the purpose of voting on the adoption of the merger agreement. Subject to its fiduciary duties, the NTL board of directors will recommend the adoption of the merger agreement by NTL stockholders (other than any affiliates of Telewest). If the NTL board of directors withdraws or adversely qualifies or modifies its recommendation, or recommends an alternative acquisition proposal, NTL will still be obligated to call and hold a meeting of its stockholders to vote on the merger agreement, unless it terminates the merger agreement in accordance with the termination provisions discussed below.

No Solicitation of Acquisition Proposals by Telewest

        Telewest has agreed that neither it nor any of its subsidiaries, nor any of their officers or directors will, and that it will cause its and its subsidiaries, employees, agents and representatives not to, directly or indirectly, initiate, solicit or knowingly encourage or facilitate any acquisition proposal (as described below). Telewest has further agreed that neither it nor any of its subsidiaries, nor any of their officers or directors will, and that it will cause its subsidiaries, employees, agents and representatives not to, directly or indirectly:

  •
  engage in any negotiations with, provide any confidential information or data to, or have any discussions with, any person relating to an acquisition proposal, or otherwise knowingly encourage or facilitate any effort or attempt to make or implement an acquisition proposal;

  •
  amend or grant any waiver or release under any standstill or similar agreement with respect to any equity securities of Telewest or any of its subsidiaries (unless NTL's obligations under the NTL/Telewest confidentiality agreement are simultaneously waived);

  •
  approve any transaction under, or any third party becoming an "interested stockholder" under, Section 203 of the DGCL;

  •
  amend or grant any waiver or release or approve any transaction or redeem any rights under the Telewest rights plan;

  •
  in connection with an acquisition proposal, withdraw or adversely modify or qualify the Telewest board of directors' recommendation to Telewest stockholders (other than any affiliates of NTL) to approve the charter amendment and the issuance of Telewest new common stock in the merger; or

  •
  enter into any definitive agreement with respect to an acquisition proposal.

        For purposes of the merger agreement, an "acquisition proposal" is any offer or proposal with respect to any of the following, whether in one transaction or a series of related transactions:

  •
  any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Telewest or any of its subsidiaries that contributes in excess of 10% of Telewest's consolidated income or holds in excess of 10% of Telewest's consolidated assets (sometimes referred to in this joint proxy statement/prospectus as a significant subsidiary), or over 20% of any class of equity or voting securities of Telewest or any of its significant subsidiaries;

  •
  any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party beneficially owning 20% or more of any class of equity or voting securities of Telewest or any of its significant subsidiaries; or

  •
  any merger, consolidation, share exchange, business combination, sale of assets outside the ordinary course of business, spin-off, other disposition, joint venture, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Telewest or any of its subsidiaries that involves the acquisition, purchase, conversion or disposition, direct or indirect, of (A) more than 20% of any class of equity or voting securities of Telewest or any of its significant subsidiaries, (B) assets, individually or in the aggregate, constituting more than 20% of the consolidated assets of Telewest or any of its significant subsidiaries, or (C) all or a significant portion of Telewest's or any of its subsidiaries' ownership interest in, or all or a significant portion of the assets of, the Telewest content group.

        Notwithstanding the foregoing, at any time prior to the approval of the charter amendment and the issuance of Telewest new common stock in the merger by Telewest stockholders, Telewest is permitted to:

  (A)
  provide information in response to a request by a person who has made an unsolicited bona fide written acquisition proposal as long as Telewest enters into a confidentiality agreement with that person on terms no less favorable to Telewest than those contained in the NTL/Telewest confidentiality agreement (provided that the confidentiality agreement with such person may contain less favorable standstill provisions as long as NTL's obligations under the standstill provisions contained in the NTL/Telewest confidentiality agreement are simultaneously waived);

  (B)
  engage in any negotiations or discussions with any person who has made an unsolicited bona fide written acquisition proposal as long as Telewest enters into a confidentiality agreement with that person as described in clause (A) above; or

  (C)
  withdraw or adversely modify or qualify the Telewest board of directors' recommendation to Telewest stockholders (other than any affiliates of NTL) to approve the charter amendment and the issuance of Telewest new common stock in the merger in connection with that acquisition proposal;

        but Telewest may take the above actions, if and only if:

  •
  with respect to clauses (A), (B) and (C) above, the Telewest board of directors determines in good faith after consultation with outside legal counsel that such action is necessary to comply with its fiduciary duties;

  •
  with respect to clauses (B) and (C) above, the Telewest board of directors determines in good faith after consultation with its financial advisor and its outside legal counsel that such acquisition proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal, the likelihood of obtaining financing, and the person making the proposal, and if consummated would result in a transaction more favorable to Telewest stockholders from a financial point of view than the transactions contemplated by the merger agreement, taking into account any changes proposed by NTL with respect to its pending transaction with Telewest; and

  •
  with respect to clause (C) above, NTL has had written notice of Telewest's intention to take the action referred to above at least 20 business days prior to the taking of such action by Telewest (which notice shall attach the most current version of the agreement relating to the acquisition proposal in question and a summary of any other material terms relating thereto) and Telewest has during such 20 business day period negotiated in good faith with NTL with respect to any changes NTL wished to make with respect to its proposal.

        In addition, any more favorable acquisition proposals referred to in clauses (B) or (C) above must constitute an acquisition proposal that involves the acquisition, directly or indirectly, of 50% or more of the voting power of the Telewest common stock or the assets of Telewest and its subsidiaries taken as a whole.

        Telewest has agreed to notify NTL promptly if it receives an acquisition proposal from any person, or if any person seeks any information from Telewest, or seeks to initiate or continue discussions or negotiations with Telewest, in connection with an acquisition proposal. Telewest has also agreed to identify to NTL the person making the acquisition proposal and to provide details of the material terms and conditions of such acquisition proposal and to keep NTL informed of any changes in the status, terms and material details of such acquisition proposal. Telewest has also agreed to provide NTL a copy of any information provided to a person making an acquisition proposal. In determining what actions are necessary for the Telewest board of directors to comply with their fiduciary duties, they may consider the transactions contemplated by the merger agreement to be structured as they were under the original merger agreement, except to the extent that the consent of third parties is no longer required.

Efforts to Complete the Merger

        NTL and Telewest have each agreed to use (and to cause their respective subsidiaries to use) their reasonable best efforts to take all actions and do all things necessary, proper or advisable under the merger agreement and under applicable law to consummate and make effective as promptly as practicable the merger and the other transactions contemplated by the merger agreement.

        In furtherance of this obligation, each of NTL and Telewest has agreed to:

  •
  assist, consult and cooperate with each other in preparing and making appropriate submissions, filings and notifications, and supplying any requested non-privileged material available, to certain U.K. and other appropriate governmental authorities in connection with the merger and NTL's and Telewest's communications licenses (including, in each case, any amendments or revisions to such submissions, filings, notifications or materials to reflect the merger and the other transactions contemplated by the merger agreement), and NTL has the right to direct the content of such submissions, filings, notifications or materials, and the related process, which content and process shall be reasonably satisfactory to Telewest;

  •
  promptly use its reasonable best efforts to avoid the entry of, or vacate or remove, any permanent, preliminary or temporary injunction or other order, decree or judgment by any governmental authority that would delay, restrain, enjoin or otherwise prohibit the transactions contemplated by the merger agreement; and

  •
  take all other actions reasonably necessary to secure the satisfaction of the closing conditions relating to U.K. regulatory approval. See "—Conditions to the Filing of the Charter Amendment and the Completion of the Merger" beginning on page 150.

        Notwithstanding the foregoing, NTL and Telewest have agreed that neither the obligations described above nor the "reasonable best efforts" standard will require NTL or Telewest or any of their respective subsidiaries or other affiliates, in order to obtain any approvals, consents, authorizations and other confirmations to be obtained from any governmental authority or governmental antitrust authority or otherwise to satisfy the closing conditions relating to U.K. regulatory approval, to:

  •
  offer the U.K. Office of Fair Trading undertakings in lieu of a reference pursuant to Section 73 of the Enterprise Act (other than following a remittal of the merger back to the U.K. Office of Fair Trading for reconsideration pursuant to Section 120(5) of the Enterprise Act);

  •
  offer the U.K. Secretary of State undertakings in lieu of a reference pursuant to paragraph 3 of Schedule 7 of the Enterprise Act (other than following a remittal of the merger back to the U.K. Secretary of State for reconsideration pursuant to Section 120(5) of the Enterprise Act);

  •
  appeal any decision by the U.K. Office of Fair Trading or the U.K. Secretary of State to refer the merger or the other transactions contemplated by the merger agreement to the U.K. Competition Commission;

  •
  (A) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or (B) propose, negotiate or offer to effect, or consent or commit to, any such action described in clause (A) in relation to, before or after the effective time, any assets, licenses, operations, rights, businesses or interest therein of NTL or Telewest (or any of their respective subsidiaries or other affiliates); or

  •
  take or agree to take any action or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such assets, licenses, operations, rights, product lines, businesses or interest therein of NTL or Telewest (or any of their respective subsidiaries or other affiliates);

unless, in the case of the requirements described in the last two bullet points above, such requirements would not, individually or in the aggregate with all other such requirements, reasonably be expected to have a Telewest material adverse effect or an NTL material adverse effect but (i) excluding, in these cases, any effect that would prevent or materially impair the ability of either company to consummate the transactions contemplated by the merger agreement and (ii) including, in certain cases, taking into consideration any loss of, or adverse change in, the relationship of the companies with their respective customers, employees, or suppliers resulting from the pendency or announcement of the transactions contemplated by the merger agreement (such effects referred to in this joint proxy statement/prospectus as a "regulatory material adverse effect"). Notwithstanding the foregoing, NTL and Telewest have agreed that a regulatory material adverse effect will be deemed to arise if an obligation is imposed on, or a binding undertaking is sought from, NTL and/or Telewest by any governmental authority or governmental antitrust authority requiring NTL and/or Telewest to (i) offer access by third parties to the network infrastructure of NTL or Telewest (or any of their respective subsidiaries or other affiliates) to enable those third parties or any other third parties to offer or provide products and/or services to customers connected directly to that network infrastructure, or (ii) sell, transfer, dispose of or divest, or hold separate all or a significant portion of, the Telewest content group (excluding sit-up).

        Notwithstanding anything to the contrary in the merger agreement, Telewest has agreed that it and its subsidiaries will refrain from taking, or agreeing to take, any of the actions described above in this section without the prior written agreement of NTL. NTL may compel Telewest to take or agree to take any of the options described above if such actions are only effective after the merger becomes effective. NTL has agreed to exercise its right to prohibit the actions referred to above in this section reasonably (other than as to the actions described above in the first two bullet points). NTL's prohibition of Telewest from taking any action described above in the last two bullet points will be deemed reasonable if such actions would, individually or in the aggregate with all other requirements described above, reasonably be expected to have a regulatory material adverse effect.

Additional Cooperation Covenants of Telewest

        Telewest has agreed, upon the request of NTL, to, and to cause its subsidiaries to, assist and cooperate with NTL in connection with any proposed (i) sale of all or a substantial portion of the Telewest content group to, or (ii) entry into, a joint venture or other business combination transaction relating to the Telewest content group with, in either case, one or more third parties (any of these transactions is referred to in this joint proxy statement/prospectus as a "content group transaction") on such terms and conditions as NTL shall determine. NTL has agreed to (i) consult with Telewest and give reasonable consideration to the views of Telewest as to the manner of effecting any content group transaction, (ii) allow representatives of Telewest to participate fully in any negotiations with a third party in connection with any content group transaction, (iii) reimburse Telewest and its subsidiaries and the members of the content group for their reasonable out-of-pocket costs and expenses in connection with their assistance and cooperation and (iv) provide that no obligation of Telewest or any of its subsidiaries under any agreement or instrument with respect to any content group transaction shall be effective until the effective time of the merger.

        Telewest has also agreed to cooperate with NTL on any restructuring of Telewest's content group in order to prepare for a content group transaction as long as NTL agrees to compensate Telewest for any significant cost or detriment related thereto in the event that the merger agreement is terminated.

        Telewest has agreed to cooperate with NTL in connection with any content group transaction, including giving the other party to such transaction and its advisors reasonable access to the books and records of Telewest and its subsidiaries and assisting in making any customary filings with, or obtaining customary approvals from, any governmental authority.

        Telewest has also agreed to take such actions and to provide such assistance, information and access as is reasonably requested by NTL in connection with any financial assistance whitewash procedure required under the U.K. Companies Act 1985 to be undertaken by Telewest's subsidiaries to give financial assistance for the purpose of obtaining financing for the transactions contemplated by the merger agreement and any integration or restructuring to be implemented after the effective time of the merger.

        Telewest has also agreed to, and to cause its subsidiaries to, assist and cooperate with NTL to obtain the IRS ruling and to take measures so that the combined company can comply with the applicable provisions of the Sarbanes-Oxley Act of 2002, including those relating to the reliability of the combined company's financial reporting and the preparation of the combined company's financial statements.

        Upon the request of NTL, Telewest has also agreed to withdraw the request made by Telewest for the IRS ruling filed with the U.S. Internal Revenue Service on September 1, 2005, or seek permission from the U.S. Internal Revenue Service to revoke any specified tax election previously made by Telewest or any of its subsidiaries.

        Telewest has also agreed to assist and cooperate with NTL with respect to NTL's proposed transaction with Virgin Mobile.

        Telewest has also agreed to assist and cooperate with NTL with respect to any dealings with BBC Worldwide and its affiliates.

Indemnification of Telewest and NTL Officers and Directors

        Telewest has agreed that for six years after the effective time it will indemnify and hold harmless to the fullest extent permitted under applicable law the present and former officers and directors of Telewest and NTL (each, referred to as an "indemnified person") against any costs, expenses or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions by such indemnified person in their capacity as a director or officer of Telewest or NTL, as the case may be, occurring at or prior to the effective time. Telewest has also agreed to advance reasonable expenses as incurred to the fullest extent permitted by applicable law in connection with such claims, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person was not entitled to such indemnification.

        In addition, for six years after the effective time of the merger, Telewest has agreed to provide directors' and officers' liability insurance with a suitable insurer, or to purchase from a suitable insurer, a "tail" insurance policy with respect to acts or omissions occurring prior to the effective time of the merger covering the present and former officers and directors of Telewest currently covered by Telewest's officers' and directors' liability insurance policy, on terms no less favorable than those of the policy in effect on October 2, 2005, provided that if the aggregate insurance premium for such insurance exceeds £6,000,000 per annum, Telewest shall provide a policy with the best coverage available for £6,000,000 per annum.

Employee Benefits

        Telewest has agreed to comply with applicable law with respect to the rights of the employees of Telewest and its subsidiaries with respect to their employment with Telewest or any of its subsidiaries on or after the effective time of the merger.

        After the effective time of the merger, Telewest has also agreed to allow employees who were employees of Telewest and its subsidiaries prior to the effective time of the merger to participate in Telewest's employee benefit plans to the extent similarly situated employees of NTL or one of its subsidiaries are so eligible, except to the extent such participation would result in a duplication of benefits. In addition, Telewest has agreed to cause its employee benefit plans (other than those in which its employees participated prior to the effective time of the merger) to take into account, for purposes of eligibility, vesting and benefit accrual under such plans (with certain exceptions), service by such employees with Telewest and its subsidiaries prior to the effective time of the merger, to the extent that such service was recognized under any analogous Telewest benefit plan prior to the effective time of the merger.

Financing of the Merger

        NTL has agreed to use its reasonable best efforts to obtain the proceeds of the financing on the terms and conditions described in the commitment letter, including to satisfy on a timely basis all conditions in the definitive financing agreements, the satisfaction of which are within the control of NTL. In addition, NTL has agreed not to amend or modify, or waive any material provision or remedy under, the commitment letter if such amendment, modification or waiver will materially increase the conditionality or materially delay the financing. NTL has also agreed, if reasonably requested by Telewest, to designate one or more of its executive officers who are U.S. citizens to become managers and/or officers of Merger Sub before any borrowings are effected under the financing.

Tax Treatment of the Merger, the Charter Amendment and the Redemption of Telewest Redeemable Common Stock

        NTL and Telewest have also agreed to use their reasonable best efforts to cause the merger to qualify as a reorganization under Section 368(a) of the Internal Revenue Code, and the charter amendment and the redemption of the Telewest common stock to qualify as a redemption within the meaning of Section 317 of the Internal Revenue Code, governed by Section 302 of the Internal Revenue Code. NTL and Telewest have also agreed to use their reasonable best efforts to provide representation letters to their respective legal counsels, and to obtain the opinions from their respective legal counsels, in each case substantially in the form set forth in the exhibits to the merger agreement.

Other Covenants

        The merger agreement contains certain other covenants, including covenants relating to cooperation between NTL and Telewest in the preparation of this joint proxy statement/prospectus and other governmental filings, consultation, obligations with respect to public announcements, the identification of affiliates of NTL and, if applicable, Telewest, the delivery of certain accountants' letters, access to information and notices of certain events. Telewest has also agreed to take all actions necessary so that immediately prior to the effective time of the merger, the Telewest rights plan is amended, among other things, to reduce the rights plan trigger thereunder from 25% to 15%, to cause the Telewest rights plan to be inapplicable to the shares of Telewest redeemable common stock, to eliminate the permitted offer exception (that permits a majority of non-management directors who are unaffiliated and not otherwise associated with a potential acquiror to exempt a transaction from the Telewest rights plan), to remove the ability of a majority of Telewest's board of directors to deem a beneficial owner or group of owners of 10% or more of Telewest's common stock to be an adverse person under the Telewest rights plan, to provide that the "final expiration date" as used in the Telewest rights plan shall be defined solely to mean the close of business as of March 2, 2014, and to ensure that the purchase price for the Series A junior participating preferred stock of Telewest issued pursuant to the Telewest rights plan is not adjusted as a result of the transactions contemplated by the merger agreement. See "Comparison of the Rights of Stockholders of NTL and Telewest—Stockholder Rights Agreement" beginning on page 187.

Conditions to the Filing of the Charter Amendment and the Completion of the Merger

        The obligations of NTL and Telewest to file the charter amendment and consummate the merger are subject to the satisfaction or waiver of a number of conditions, including the following:

  •
  the approval of the charter amendment and the issuance of Telewest new common stock in the merger by Telewest stockholders, and the adoption of the merger agreement by NTL stockholders;

  •
  the absence of any law, order or injunction enacted, issued or promulgated by any court or governmental authority of competent jurisdiction that prohibits the filing of the charter amendment, the consummation of the merger, the reclassification contemplated by the charter amendment or the redemption of the Telewest redeemable common stock;

  •
  any of the following conditions relating to U.K. regulatory approval having occurred:

  (A)
  the U.K. Office of Fair Trading having (1)(i) confirmed that it does not intend to refer the merger to the U.K. Competition Commission, or (ii) accepted undertakings in lieu of such a reference, and (2) in each case, either (x) the statutory appeals period has run without any appeal having been made, (y) any appeal made has been rejected, dismissed or withdrawn, or (z) the U.K. Office of Fair Trading's decision has been quashed on appeal and remitted to the U.K. Office of Fair Trading and the U.K. Office of Fair

      Trading has made a subsequent decision which satisfies the conditions in clause (1) above only;

    (B)
    where the U.K. Secretary of State has intervened, his subsequent (1)(i) confirmation that he does not intend to refer the merger to the Competition Commission (other than on the ground that no public interest consideration is relevant to the merger), or (ii) acceptance of undertakings in lieu of such a reference, and (2) in each case, either (x) the statutory appeals period having run without any appeal having been made, (y) any appeal made having been rejected, dismissed or withdrawn, or (z) the Secretary of State's decision having been quashed on appeal and remitted to the Secretary of State and the Secretary of State having made a subsequent decision which satisfies the conditions in clause (1) above only;

    (C)
    where the Office of Fair Trading has, or is deemed to have, referred the merger to the Competition Commission, the Competition Commission having (i) cleared the merger unconditionally, (ii) accepted undertakings from NTL or (iii) made an order with respect to the merger that would not reasonably be expected to give rise to a regulatory material adverse effect, as defined in "Covenants—Efforts to Complete the Merger" beginning on page 146; or

    (D)
    where the Secretary of State has referred the merger to the Competition Commission, either (i) the Secretary of State having made no adverse public interest finding, (ii) the Secretary of State having made no finding at all, in circumstances in which the merger was referred to the Competition Commission on public interest considerations but not on grounds of a substantial lessening of competition; (iii) the Secretary of State having made no finding at all, in circumstances in which the merger was referred to the Competition Commission on both public interest considerations and on grounds of a substantial lessening of competition, and subsequently the Competition Commission having (x) cleared the merger unconditionally, (y) accepted undertakings from NTL, or (z) made an order with respect to the merger that does not result in a regulatory material adverse effect), or (iv) the Secretary of State having accepted an adverse public interest finding but having accepted undertakings from NTL or made an order with respect to the merger that would not reasonably be expected to result in a regulatory material adverse effect;

  •
  the effectiveness of the registration statement in which this joint proxy statement/prospectus is included, the absence of a stop order issued by the SEC suspending the effectiveness of that registration statement and the absence of any proceedings initiated for that purpose by the SEC; and

  •
  the approval of Telewest new common stock to be issued in the merger and pursuant to the charter amendment for quotation on NASDAQ, subject to official notice of issuance.

        NTL's obligation to complete the merger is also conditioned on the satisfaction or waiver of a number of conditions, including the following:

  •
  (i) Telewest's and Merger Sub's performance in all material respects of all of their obligations under the merger agreement, (ii) the accuracy as of the effective time of the merger of Telewest's representations and warranties that are qualified by materiality or Telewest material adverse effect standards, and (iii) the accuracy as of the effective time of the merger of all other representations and warranties of Telewest (with certain excluded representations, which must be accurate in all material respects) except for breaches that, individually or in the aggregate, have not had or would not reasonably be expected to have a Telewest material adverse effect;

  •
  the absence of any action or proceeding by any governmental authority which would reasonably be expected to have a regulatory material adverse effect (excluding proceedings (i) of the U.K.

    Competition Appeal Tribunal or any higher court following the satisfaction of certain conditions relating to the U.K. antitrust approvals and (ii) before or made to the Irish High Court in connection with the merger);

  •
  (i) the Irish Competition Authority having cleared the merger and the Irish Minister having not directed the Irish Competition Authority to carry out a second phase investigation, (ii) the specified time period having elapsed without the Irish Competition Authority having notified NTL or Telewest of its first phase determination, (iii) the Irish Competition Authority, after carrying out a second phase investigation, having made a determination that the merger may be put into effect with or without conditions which would not reasonably be expected to have a regulatory material adverse effect, and the time period for making an order by the Irish Minister having elapsed without the Minister's having made an order, (iv) the Irish Competition Authority, after carrying out a second phase investigation, having made a determination which would not reasonably be expected to have a regulatory material adverse effect, and thereafter the Irish Minister having made an order that the merger may be put into effect with or without conditions which would not reasonably be expected to have a regulatory material adverse effect, or (v) the time period of making a second phase determination having elapsed without a determination having been made by the Irish Competition Authority;

  •
  all consents and approvals from, and all filings with or notices to, any governmental authority or any other person (excluding proceedings (i) of the U.K. Competition Appeal Tribunal or any higher court following the satisfaction of certain conditions relating to the U.K. antitrust approvals and (ii) before or made to the Irish High Court in connection with the merger) necessary to be obtained or made by Telewest or any of its subsidiaries to consummate the transactions contemplated by the merger agreement shall have been obtained or made, be in effect and subject to no limitations, conditions, restrictions or obligations, with such exceptions as would not, individually or in the aggregate, reasonably be expected to have a regulatory material adverse effect;

  •
  the absence of a Telewest material adverse effect (excluding from this determination proceedings (i) of the U.K. Competition Appeal Tribunal or any higher court following the satisfaction of certain conditions relating to the U.K. antitrust approvals and (ii) before or made to the Irish High Court in connection with the merger);

  •
  the earlier to occur of: (A) the receipt by NTL of a private letter ruling, closing agreement or similar document from the U.S. Internal Revenue Service with respect to certain tax matters, and (B) April 2, 2006; provided that, if prior to the satisfaction or waiver of this condition, all of the other closing conditions have been satisfied or waived (other than conditions that by their nature are to be satisfied at the effective time of the merger and can be immediately satisfied), then NTL shall promptly waive either (i) this condition or (ii) the condition relating to the accuracy of Telewest's representations and warranties and the condition relating to the absence of a Telewest material adverse effect; and

  •
  the receipt of an opinion from Davis Polk, on or about the date the registration statement becomes effective, and subsequently on the closing date, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and that NTL and Telewest will be parties to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code.

        Telewest's obligation to complete the merger and file the charter amendment is also conditioned on the satisfaction or waiver of a number of conditions, including the following conditions:

  •
  (i) NTL's performance in all material respects of all of its obligations under the merger agreement, (ii) the accuracy as of the effective time of the merger of NTL's representations and warranties that are qualified by materiality or NTL material adverse effect standards, and (iii) the accuracy as of the effective time of the merger of all other representations and warranties of NTL (with certain excluded representations, which must be accurate in all material respects) except for breaches that, individually or in the aggregate, have not had or would not reasonably be expected to have an NTL material adverse effect;

  •
  the absence of an NTL material adverse effect (excluding from this determination proceedings (i) of the U.K. Competition Appeal Tribunal or any higher court following the satisfaction of certain conditions relating to the U.K. antitrust approvals and (ii) before or made to the Irish High Court in connection with the merger);

  •
  Telewest being reasonably satisfied that the merger will be effective immediately after the effectiveness of the charter amendment;

  •
  the receipt of an opinion from Sullivan & Cromwell, on or about the date the registration statement becomes effective, and subsequently on the closing date, that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and that NTL and Telewest will be parties to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code; and

  •
  the receipt of a customary opinion with respect to the solvency of Telewest in connection with the reclassification of the Telewest common stock and the redemption of the Telewest redeemable common stock, which opinion is in form and substance reasonably satisfactory to Telewest and from a nationally recognized provider of such opinions reasonably satisfactory to NTL.

Termination of the Merger Agreement

Right to Terminate

        The merger agreement may be terminated at any time prior to the effective time in any of the following ways:

  •
  by mutual written agreement of NTL and Telewest;

  •
  by either NTL or Telewest, if:

  •
  the merger has not been completed by October 2, 2006, except that a party may not terminate the merger agreement if the cause of the merger not being consummated by October 2, 2006 was that party's breach of any provision of the merger agreement;

  •
  there exists any law, order or injunction which is final and nonappealable that prohibits the filing of the charter amendment, the consummation of the merger, the reclassification contemplated by the charter amendment or the redemption of the Telewest redeemable common stock; or

  •
  (A) NTL stockholders fail to adopt the merger agreement at the NTL special meeting, or (B) Telewest stockholders fail to approve the charter amendment and the issuance of Telewest new common stock in the merger at the Telewest special meeting;

  •
  by NTL, if:

  •
  the Telewest board of directors withdraws or adversely modifies or qualifies its recommendation to Telewest stockholders (other than any affiliates of NTL) to approve the charter amendment and the issuance of Telewest new common stock in the merger, or recommends an alternative acquisition proposal;

    •
    Telewest breaches its representations and warranties or fails to perform any of its covenants such that the closing condition relating thereto would not be satisfied, and either Telewest is not using its reasonable best efforts promptly to cure such breach or failure, or those related conditions are not capable of being satisfied by October 2, 2006;

    •
    there is a Telewest material adverse effect that would not reasonably be expected to be capable of being cured by October 2, 2006; or

    •
    Telewest willfully, knowingly and materially breaches its obligations with respect to calling and holding its special meeting of stockholders to approve the charter amendment and the issuance of Telewest new common stock in the merger, or its related covenants, or any of Telewest's directors (not affiliated with Huff Asset Management), Telewest's named executive officers or financial advisors willfully, knowingly and materially breach any material provisions of Telewest's non-solicitation obligations under the merger agreement; or

  •
  by Telewest, if:

  •
  NTL breaches its representations and warranties or fails to perform any of its covenants such that the closing condition relating thereto would not be satisfied, and either NTL is not using its reasonable best efforts promptly to cure such breach or failure, or those related conditions are not capable of being satisfied by October 2, 2006;

  •
  there is an NTL material adverse effect that would not reasonably be expected to be capable of being cured by October 2, 2006;

  •
  NTL willfully, knowingly and materially breaches its obligations with respect to calling and holding its special meeting of stockholders to adopt the merger agreement, or its related covenants;

  •
  the NTL board of directors withdraws, adversely modifies or qualifies its recommendation to NTL stockholders (other than any affiliates of Telewest) to adopt the merger agreement; or

  •
  prior to the date of the Telewest special meeting, the Telewest board of directors authorizes Telewest to enter into any binding definitive agreement with respect to a superior proposal as long as (i) Telewest has paid NTL any amounts due as described under the heading "—Termination Fee Payable by Telewest" below immediately prior to any such termination and (ii) Telewest has given NTL at least 20 business days' written notice of its intention to terminate the merger agreement (which notice shall attach the most current version of the agreement relating to the acquisition proposal and a summary of any other material terms), Telewest has negotiated in good faith with NTL with respect to any changes NTL may wish to make to its proposal and NTL has not made within such period any revised proposal that the Telewest board of directors determines in good faith (after consultation with its financial advisor and its outside legal counsel) would, if consummated, result in a transaction at least as favorable to Telewest stockholders from a financial point of view as the alternative acquisition proposal.

Termination Fee Payable by Telewest

        Telewest has agreed to pay NTL a termination fee as specified below under the following circumstances:

  •
  $175,000,000 immediately if the merger agreement is terminated by NTL because the Telewest board of directors withdrew or adversely modified or qualified its recommendation to the Telewest stockholders (other than any affiliates of NTL) to approve the charter amendment and the issuance of Telewest new common stock in the merger in a manner adverse to NTL, or recommended an alternative acquisition proposal;

  •
  $175,000,000 immediately if the merger agreement is terminated by NTL because Telewest willfully, knowingly and materially breached its obligations with respect to calling and holding its meeting of stockholders to approve the charter amendment and the issuance of Telewest new common stock in the merger, or its related covenants, or any of Telewest's directors (other than those affiliated with Huff Asset Management), Telewest's named executive officers or financial advisors willfully, knowingly and materially breached any material provisions of Telewest's non-solicitation obligations under the merger agreement;

  •
  $215,000,000 immediately if the merger agreement is terminated by Telewest because, prior to the Telewest special meeting, the Telewest board of directors authorizes Telewest to enter into a definitive agreement with respect to a superior proposal;

  •
  $215,000,000 within two business days, if the merger agreement is terminated by NTL due to the failure to complete the merger by October 2, 2006 and: (i) at the time of such termination, NTL stockholders had adopted the merger agreement but Telewest stockholders had not approved the charter amendment and the issuance of Telewest new common stock in the merger, (ii) an acquisition proposal was made prior to such termination and (iii) either of the following occurred:

  •
  where such acquisition proposal was withdrawn prior to the date of termination, within 12 months following the date of such termination, Telewest or one of its subsidiaries entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an acquisition proposal with the person who made such withdrawn acquisition proposal or one of its affiliates or a person acting in concert with it; or

  •
  if the acquisition proposal was not withdrawn prior to the date of termination, within 12 months following the date of such termination, Telewest or one of its subsidiaries entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an acquisition proposal; or

  •
  $215,000,0000 within two business days, if the merger agreement is terminated by NTL following the Telewest stockholder meeting at which Telewest stockholders did not approve the charter amendment and the issuance of Telewest new common stock in the merger, and: (i) prior to such Telewest special meeting, an acquisition proposal was made, and (ii) either of the following occurred:

  •
  if such acquisition proposal was withdrawn prior to Telewest special meeting, within 12 months following the date of such termination, Telewest or one of its subsidiaries entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an acquisition proposal with the person who made such withdrawn acquisition proposal or one of its affiliates or a person acting in concert with it; or

  •
  if such acquisition proposal was not withdrawn prior to Telewest special meeting, within 12 months following the date of such termination, Telewest or one of its subsidiaries entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an acquisition proposal.

        For purposes of the termination fee provisions summarized above, the definition of acquisition proposal shall be read with references to 50% rather than 20%.

Termination Fee Payable by NTL

        NTL has agreed to pay Telewest a termination fee as specified below under the following circumstances:

  •
  $175,000,000 immediately if the merger agreement is terminated by Telewest because the NTL board of directors withdrew, adversely modified or qualified its recommendation to the NTL stockholders (other than any affiliates of Telewest) to adopt the merger agreement;

  •
  $175,000,000 immediately if the merger agreement is terminated by Telewest because NTL willfully, knowingly and materially breached its obligation to hold a meeting of NTL stockholders to adopt the merger agreement, or its related covenants;

  •
  $175,000,0000 within two business days, if the merger agreement is terminated by Telewest due to the failure to complete the merger by October 2, 2006, and: (i) at the time of such termination, Telewest stockholders had approved the charter amendment and the issuance of Telewest new common stock in the merger but NTL stockholders had not adopted the merger agreement, (ii) an acquisition proposal was made prior to such termination and (iii) either of the following occurred:

  •
  where such acquisition proposal was withdrawn prior to the date of termination, within 12 months following the date of such termination, NTL or one of its subsidiaries entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an acquisition proposal with the person who made such withdrawn acquisition proposal or one of its affiliates or a person acting in concert with it; or

  •
  if the acquisition proposal was not withdrawn prior to the date of termination, within 12 months following the date of such termination, NTL or one of its subsidiaries entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an acquisition proposal; or

  •
  $175,000,0000 within two business days, if the merger agreement is terminated by Telewest following the NTL special meeting at which NTL stockholders did not adopt the merger agreement, and: (i) prior to the NTL special meeting, an acquisition proposal was made, and (ii) either of the following occurred:

  •
  if such acquisition proposal was withdrawn prior to the NTL special meeting, within 12 months following the date of such termination, NTL or one of its subsidiaries entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an acquisition proposal with the person who made such withdrawn acquisition proposal or one of its affiliates or a person acting in concert with it; or

  •
  if such acquisition proposal was not withdrawn prior to the NTL special meeting, within 12 months following the date of such termination, NTL or one of its subsidiaries entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an acquisition proposal.

        For purposes of the termination fee provisions summarized above, the definition of acquisition proposal shall be read with references to 50% rather than 20% and shall be deemed to apply to NTL rather than Telewest.

Obligations in Event of Termination

        In the event of termination as provided for above, the merger agreement will become void and of no effect without liability of any party to the other parties to the merger agreement except with respect to certain designated sections in the merger agreement and liabilities arising from a willful breach of the merger agreement.

Expenses

        Except as otherwise discussed in this section, the companies have each agreed to pay their own costs and expenses incurred in connection with the merger and the merger agreement. NTL and Telewest, however, will each pay 50% of any expenses incurred in connection with the filing, printing and mailing of this joint proxy statement/prospectus and all filing fees payable pursuant to the Enterprise Act.

Amendments, Extensions and Waivers

        The merger agreement may be amended by the parties at any time before or after the stockholder meetings, except that after NTL stockholders have adopted the merger agreement, no such amendment or waiver shall be made or given that requires the approval of the NTL stockholders under the DGCL unless the required approval is obtained.

Release of Original Merger Sub

        The parties to the merger agreement agree that Original Merger Sub will be immediately and forever released from its obligations under the original merger agreement without any liability to any other party under the original merger agreement, and, for the avoidance of doubt, Original Merger Sub will not be deemed to be a party to the merger agreement, except for the purposes of certain specified sections of the merger agreement.

Governing Law

        The merger agreement is governed by, and will be construed in accordance with, the laws of the State of Delaware, without regard to its conflict of law rules.

NTL INCORPORATED AND TELEWEST GLOBAL, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION OF NTL AND TELEWEST

        The following Unaudited Pro Forma Combined Condensed Balance Sheet of NTL and Telewest as of September 30, 2005 and Unaudited Pro Forma Combined Condensed Statements of Operations of NTL and Telewest for the year ended December 31, 2004 and nine months ended September 30, 2005 (collectively, the "Unaudited Pro Forma Combined Condensed Financial Statements") give effect to the transaction using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements.

        The Unaudited Pro Forma Combined Condensed Balance Sheet assumes the transaction occurred on September 30, 2005. The Unaudited Pro Forma Combined Condensed Statements of Operations assume the transaction occurred on January 1, 2004. The unaudited pro forma financial data is based on the historical consolidated financial statements of NTL and Telewest under the assumptions and adjustments set forth in the accompanying explanatory notes.

        NTL and Telewest will account for the merger under the purchase method of accounting. Under the purchase method of accounting, the acquiring enterprise for accounting purposes in a business combination effected through the exchange of stock is presumptively the enterprise whose former common shareholders either retain or receive the larger portion of the voting rights in the combined enterprise. As NTL shareholders will receive approximately 75% of the voting rights of the combined company on a fully diluted basis based on currently outstanding shares, options and warrants and given NTL's level of representation on the board of directors and management team of the combined company as well as the relative size of other financial and non-financial measures of NTL and Telewest, NTL is deemed to be the accounting acquiror. Accordingly, NTL's assets and liabilities will be brought forward at their net book values. A new basis will be established for Telewest's assets and liabilities based upon the fair values thereof. The purchase accounting adjustments made in connection with the development of the unaudited pro forma combined condensed financial information are preliminary and have been made solely for purposes of developing such unaudited pro forma combined condensed financial information.

        The fair values assigned in these unaudited pro forma combined condensed financial statements are preliminary and represent management's best estimates of current fair value. As of the date of this joint proxy statement/prospectus, NTL has not performed, in conjunction with independent appraisers, the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the Telewest assets to be acquired and liabilities to be assumed and related allocations of purchase price, nor has it identified the adjustments necessary, if any, to conform Telewest's data to NTL's accounting policies. However, as indicated in the notes to the unaudited pro forma combined condensed financial statements, NTL has made certain adjustments to the historical book values of the assets and liabilities of Telewest to reflect preliminary estimates of the fair values necessary to prepare the unaudited pro forma combined condensed financial statements. The excess of the purchase price over the historical net assets of Telewest, as adjusted to reflect estimated fair values, has been recorded as goodwill. Assuming completion of the transaction, the actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results between the dates of the unaudited pro forma combined condensed financial information and the closing date of the transaction.

        NTL intends to review the synergies of the combined business, which may result in a plan to realign or reorganize certain existing operations. The costs of implementing such a plan, if it were to occur, have not been reflected in the accompanying unaudited pro forma combined condensed financial statements. The impact of a potential realignment or reorganization, assuming such a plan were in place at the consummation date of the transaction, could increase or decrease the amount of goodwill recognized by NTL in accordance with Emerging Issues Task Force No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." The Unaudited Combined Condensed Statements of Operations exclude any benefits that may result from synergies that may be derived, or the elimination of duplicative efforts.

        The unaudited pro forma financial information may not be indicative of the financial position or results that would have occurred if the transaction had been in effect on the dates indicated or which may be obtained in the future.

        The unaudited pro forma financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes thereto for NTL, and the historical combined financial statements and accompanying notes thereto for Telewest, which have been incorporated by reference or included herein.

NTL INCORPORATED AND TELEWEST GLOBAL, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

AS OF SEPTEMBER 30, 2005 (in £ millions)

	Historical NTL	Historical Telewest	Pro Forma Adjustments		Pro Forma Combined
	(a)	(a)
Assets
Current assets
Cash and cash equivalents	712.8	260.0	(666.6	)(b)	306.2
Restricted cash	3.6	15.0	—		18.6
Marketable securities	93.4	—	—		93.4
Accounts receivable—trade, net	208.8	118.0	—		326.8
Prepaid expenses and other current assets	51.4	93.0	—		144.4

Total current assets	1,070.0	486.0	(666.6)		889.4

Fixed assets, net	3,339.2	2,856.0	—		6,195.2
Reorganization value in excess of amounts allocable to identifiable assets	197.6	426.0	(426.0	)(d)	197.6
Customer lists, net	274.3	252.0	60.0	(d)	586.3
Other intangible assets, net	2.9	34.0	—		36.9
Goodwill	—	142.0	1,924.6	(d)	2,066.6
Investments in and loans to affiliates, net	—	284.0	—		284.0
Other assets, net	105.0	50.0	(27.1	)(b)(c)(d)	127.9
Programming inventory	—	31.0	—		31.0

Total assets	4,989.0	4,561.0	864.9		10,414.9

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	149.5	139.0	—		288.5
Accrued expenses and other current liabilities	247.4	295.0	10.0	(d)	552.4
Interest payable	80.9	27.0	—		107.9
Deferred revenue	111.3	124.0	—		235.3
Current portion of long-term debt	0.8	117.0	(54.0	)(b)	63.8

Total current liabilities	589.9	702.0	(44.0)		1,247.9

Long-term debt, net of current portion	2,262.8	1,761.0	1,787.8	(b)	5,811.6
Deferred revenue and other long-term liabilities	135.3	56.0	—		191.3
Deferred income taxes	—	105.0	21.0	(e)	126.0
Commitments and contingent liabilities
Minority interest	1.0	(1.0)	—		—

Total long-term liabilities	2,399.1	1,921.0	1,808.8		6,128.9

Total shareholders' equity	2,000.0	1,938.0	(899.9	)(c)	3,038.1

Total liabilities and shareholders' equity	4,989.0	4,561.0	864.9		10,414.9

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

NTL INCORPORATED AND TELEWEST GLOBAL, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004 (in £ millions, except per share data)

		Historical Telewest
	Historical NTL	Reorganized Company	Predecessor Company	Pro Forma Adjustments		Pro Forma Combined
	(a)	(a)	(a)
Revenue	2,000.3	664.0	654.0	(10.1	)(f)	3,308.2
Costs and expenses
Operating costs (exclusive of depreciation shown separately below)	(827.7)	(183.0)	(187.0)	10.1	(f)	(1,187.6)
Selling, general and administrative expenses	(502.2)	(231.0)	(244.0)	(11.8	)(c)	(989.0)
Other charges	(23.8)	—	—	—		(23.8)
Depreciation	(594.9)	(204.0)	(184.0)	(20.0	)(h)	(1,002.9)
Amortization	(104.2)	(18.0)	—	(25.5	)(g)(h)	(147.7)

	(2,052.8)	(636.0)	(615.0)	(47.2)		(3,351.0)

Operating (loss) income	(52.5)	28.0	39.0	(57.3)		(42.8)
Other income (expense)
Interest income and other, net	5.8	11.0	15.0	(19.8	)(i)	12.0
Interest expense	(271.0)	(96.0)	(230.0)	51.2	(b)	(545.8)
(Loss) on extinguishment of debt	(162.2)	—	—	—		(162.2)
Share of (losses) income from equity investments	(0.1)	8.0	8.0	—		15.9
Foreign currency transaction (losses) gains	(24.4)	3.0	39.0	—		17.6

(Loss) from continuing operations before income taxes	(504.4)	(46.0)	(129.0)	(25.9)		(705.3)
Income tax (expense)(j)	(5.0)	—	(1.0)	—		(6.0)

(Loss) from continuing operations	(509.4)	(46.0)	(130.0)	(25.9)		(711.3)

Weighted average shares outstanding(k)		70.6	70.6	212.9	(k)	283.5
Basic and diluted (loss) from continuing operations per common share		£(0.65)	£(1.84)			£(2.51)

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

NTL INCORPORATED AND TELEWEST GLOBAL, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 (in £ millions, except per share data)

	Historical NTL	Historical Telewest	Pro Forma Adjustments		Pro Forma Combined
	(a)	(a)
Revenue	1,463.0	1,123.0	(7.2	)(f)	2,578.8
Costs and expenses
Operating costs (exclusive of depreciation shown separately below)	(603.1)	(327.0)	7.2	(f)	(922.9)
Selling, general and administrative expenses	(358.3)	(362.0)	(8.9	)(c)	(729.2)
Other charges	(2.4)	—	—		(2.4)
Depreciation	(402.2)	(301.0)	—		(703.2)
Amortization	(82.3)	(28.0)	(5.6	)(g)	(115.9)

	(1,448.3)	(1,018.0)	(7.3)		(2,473.6)

Operating income (loss)	14.7	105.0	(14.5)		105.2
Other income (expense)
Interest income and other, net	21.6	17.0	(29.6)	(i)	9.0
Interest expense	(180.2)	(108.0)	(63.4	)(b)	(351.6)
(Loss) on extinguishment of debt	(2.0)	—	—		(2.0)
Other, net	—	1.0	—		1.0
Share of income from equity investments	—	17.0	—		17.0
Foreign currency transaction (losses) gains	(29.9)	(8.0)	—		(37.9)

(Loss) income from continuing operations before income taxes	(175.8)	24.0	(107.5)		(259.3)
Income tax (expense) benefit(j)	(8.7)	1.0	—		(7.7)
Minority interest	(1.0)	—	—		(1.0)

(Loss) income from continuing operations	(185.5)	25.0	(107.5)		(268.0)

Weighted average shares outstanding(k)		70.6	212.9	(k)	283.5
Basic and diluted income (loss) from continuing operations per common share		£0.35			£(0.95)

See Notes to Unaudited Pro Forma Combined Condensed Financial Statements

Notes to Unaudited Pro Forma Combined Condensed Financial Statements
(in £ millions, except per share data)

        1.     On October 2, 2005, NTL and Telewest entered into an Agreement and Plan of Merger that included terms permitting NTL to elect to effect the merger by causing NTL to be merged with a wholly owned subsidiary of Telewest, so long as it did not adversely affect, except in immaterial respects, the Telewest stockholders. NTL exercised this right on December 14, 2005 which will result in a transaction to be accounted for as a reverse acquisition using the purchase method. The total estimated purchase price of approximately £3.5 billion includes cash valued at £2.3 billion, Telewest common stock valued at £1.1 billion, assumed stock options with a fair value of £47.1 million and estimated direct transaction costs of £35.2 million.

        The unaudited pro forma combined condensed financial statements provide for the issuance of approximately 212.9 million shares of Telewest new common stock in the merger, based upon an exchange ratio of 2.5 shares of Telewest new common stock for each outstanding share of NTL common stock as of September 30, 2005. The actual number of shares of Telewest new common stock to be issued will be determined based on the actual number of shares of NTL common stock outstanding at the completion of the merger. The average market price per share of Telewest common stock utilized in determining the value of new common stock issued of £13.00 ($22.90) is based on an average of the closing prices for a range of trading days (September 29, September 30, October 3, October 4 and October 5, 2005) around the announcement date of the proposed merger (October 3, 2005) divided by 2.5.

        The outstanding options to purchase shares of NTL common stock will be exchanged for options to purchase shares of Telewest new common stock with the same terms and conditions. The outstanding options to purchase shares of Telewest common stock will be converted into options to purchase shares of Telewest new common stock at an option price calculated in accordance with the formula in the merger agreement. In accordance with the terms of Telewest's equity-based plans, a significant proportion of Telewest's outstanding options that were granted prior to September 30, 2005 will vest upon completion of the merger. All vested and unvested options of Telewest will be recorded at their fair value by using the Black-Scholes option pricing model.

        The cash payment of £2.3 billion is based on the redemption value of $16.25 (£9.22) per share of Telewest redeemable common stock and approximately 245.7 million shares of Telewest common stock and restricted stock grants outstanding as at September 30, 2005. The actual cash payment will be determined based on the actual number of shares of Telewest redeemable common stock outstanding at the completion of the merger.

        The estimated total purchase price of Telewest is as follows (in millions):

Value of Telewest new common stock issued	£1,107.1
Fair value of Telewest options	47.1

Total value of securities issued	1,154.2

Cash	2,265.2
Estimated direct transaction costs	35.2

Total estimated purchase price	£3,454.6

        Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to Telewest's net tangible and intangible assets based on their estimated fair values as of the date of the completion of the merger. Based on the preliminary assessment, and subject to material changes upon receipt of the independent valuation and other factors as described in the introduction to these unaudited pro forma combined condensed financial statements on page 158 of this joint proxy statement/prospectus, the preliminary estimated purchase price is allocated as follows (in millions):

Preliminary estimated purchase price allocation:
Net tangible assets	£1,938.0
Fair value adjustments:
Reorganization value in excess of amounts allocable to identifiable assets	(426.0)
Goodwill	(142.0)
Other	(21.0)

1,349.0
Amortizable intangible assets:
Customer contracts and lists	60.0
Goodwill	2,066.6
Deferred tax liability	(21.0)

Total preliminary estimated purchase price allocation	£3,454.6

        Of the total estimated purchase price, a preliminary estimate of £1.3 billion has been allocated to net tangible assets acquired and approximately £60.0 million has been allocated to amortizable intangible assets acquired. The depreciation and amortization related to the fair value adjustment to net tangible assets and the amortization related to the amortizable intangible assets are reflected as pro forma adjustments to the unaudited pro forma combined condensed statements of operations.

        Customer contracts and lists represent existing contracts that relate primarily to underlying customer relationships with Telewest's Consumer and Business installed base, and agreements with Content customers. NTL expects to amortize the fair value of these assets, on a straight-line basis over an average estimated life of eight years.

        Of the total estimated purchase price, approximately £2.1 billion has been allocated to goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets. If NTL management should change the assumption used in the valuation, amounts preliminarily allocated to goodwill may significantly decrease or be eliminated, and amounts allocated to intangible assets with definite lives may increase significantly, which could result in a material increase in amortization of intangible assets. Refer to Note 3 for a discussion on the sensitivity to earnings that may occur as a result of the final determination of fair value.

        In accordance with the Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill resulting from business combinations completed subsequent to June 30, 2001 will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present). In the event that the management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

        2.     Pro forma Adjustments

        (a)   These columns reflect the historical financial statements of the respective companies as disclosed in the most recently filed reports on Form 10-K or 10-Q. Certain reclassifications have been made to the combined historical financial statements of Telewest to conform to the presentation expected to be used by NTL. The Historical Telewest columns for the year ended December 31, 2004, comprise Telewest's predecessor company, Telewest Communications' results of operations for the six months ended June 30, 2004, prior to its financial restructuring on July 1, 2004, together with

Telewest's results of operations for the year ended December 31, 2004, which, as stated earlier, are identical in all material respects to Telewest's results of operations for the six months ended December 31, 2004.

        (b)   These amounts represent the pro forma adjustments to reflect the net cash impact of new financing arrangements and payments to Telewest stockholders and others as follows (in millions):

To record the estimated proceeds from new senior credit facilities	£3,200.0
To record the estimated proceeds from high yield bonds	1,800.0
To record repayment of existing senior credit facilities of both companies	(3,266.2)
To record cash payments to be made on redemption of Telewest redeemable common shares	(2,265.2)
To record estimated direct financing costs	(100.0)
To record acquisition related expenses	(35.2)

£(666.6)

        The pro forma interest expense presented below is based on the pro forma capitalization structure with interest rates assumed to be LIBOR plus 1.625% for the senior credit facility and 9.0% for the high yield bonds. The actual interest rate will be dependent upon a number of conditions that are subject to completion of the transaction. The actual interest expense will also be influenced by various interest rate risk and foreign exchange rate risk strategies that may be employed. A change in interest rates of 0.25% would have impact on the interest expense of £12.5 million and £9.4 million for the year ended December 31, 2004 and nine month period ended September 30, 2005, respectively.

        The pro forma interest expense is based on the following adjustments (in millions):

	Year ended December 31, 2004	Nine months ended September 30, 2005
Reversal of historical interest expense	£597.0	£288.2
Pro forma interest expense	(443.1)	(332.4)
Write off of historical deferred financing costs	(77.1)	—
Amortization of pro forma deferred financing costs	(25.6)	(19.2)

	£51.2	£(63.4)

        (c)   Adjustments to shareholders' equity (in millions):

To record the estimated value of Telewest shares to be issued and Telewest options converted in the transaction	£1,154.2
To eliminate Telewest historical shareholders' equity	(1,938.0)
To record the estimated unearned compensation expense related to unvested options	(39.0)
To record write off of historical deferred financing costs of NTL	(77.1)

£(899.9)

        Adjustments to reflect the amortization of unearned compensation expense in the amount of £11.8 million and £8.9 million have been reflected in the twelve months ended December 31, 2004 and nine months ended September 30, 2005, respectively.

        (d)   Adjustments to reflect the preliminary estimate of the fair value of goodwill, amortizable intangible assets and the related amortization expense calculated as follows (in millions):

	Historical Amount	Preliminary Fair Value	Increase (Decrease)
Intangible assets	£252.0	£312.0	£60.0
Deferred financing costs	50.0	—	(50.0)
Reorganization value in excess of amounts allocable to identifiable assets	426.0	—	(426.0)
Goodwill	142.0	2,066.6	1,924.6
Accrued expenses	(295.0)	(305.0)	(10.0)

	£575.0	£2,073.6	£1,498.6

        (e)   To reflect the deferred tax liability of £21.0 million primarily resulting from the pro forma adjustments related to intangible assets.

        (f)    Adjustments to reflect the elimination of historical intercompany transactions between NTL and Telewest in relation to programming and interconnect services in the amount of £10.1 million and £7.2 million for the twelve months ended December 31, 2004 and nine months ended September 30, 2005, respectively.

        (g)   Adjustments to reflect the additional amortization of intangible assets as a result of the purchase accounting amounting to £7.5 million and £5.6 million for the twelve months ended December 31, 2004 and nine months ended September 30, 2005, respectively.

        (h)   Adjustments to reflect the impact of the fresh start adoption made by Telewest as at July 1, 2004 as if it had occurred on January 1, 2004. The impact of these adjustments on the twelve months ended December 31, 2004 is as follows (in millions):

Depreciation expense	£20.0
Amortization expense	18.0

£38.0

        (i)    Adjustments to reflect pro forma interest income based on average cash balances of £300 million earning interest at 4.0% per annum (in millions).

	Year ended December 31, 2004	Nine months ended September 30, 2005
Reversal of historical interest income	£(31.8)	£(38.6)
Pro forma interest income	12.0	9.0

	£(19.8)	£(29.6)

        (j)    The income tax effect of the pro forma adjustments above is considered nil.

        (k)   For basic and diluted income/(loss) per share, this adjustment represents the issuance of 212.9 million shares of Telewest new common stock to NTL shareholders. The historical Telewest earnings per share has been restated to reflect the reclassification of approximately 245.7 million Telewest shares outstanding as at September 30, 2005 utilizing the exchange ratio of 0.2875 Telewest new common stock for each existing share of Telewest common stock into 70.6 million shares as if they had been outstanding since January 1, 2004. The dilutive impact of Telewest replacement options exchanged for NTL options has been excluded from adjustments as the pro forma impact is expected to be anti-dilutive.

        3.     Sensitivity Analysis

        The pro forma combined condensed financial statements reflect a preliminary allocation to tangible assets, liabilities, goodwill and other intangible assets. The final purchase price allocation may result in different allocations for tangible and intangible assets than that presented in these unaudited pro forma combined condensed financial statements. The following table shows the absolute sterling effect on pro forma net income applicable to common shares and net income per share assuming dilution for every £500 million of purchase price allocated to amortizable assets or certain liabilities over assumed weighted-average useful lives. An increase in the purchase amount allocated to amortizable assets or a decrease in the amount allocated to certain liabilities will result in a decrease to net income. A decrease in the amount allocated to amortizable assets or an increase in the amount allocated to certain liabilities will result in an increase to net income.

Weighted Average Life	Year Ended December 31, 2004
Five years
Net income (in millions)	100
Per share	£0.35
Ten years
Net income (in millions)	50
Per share	£0.18
Twenty years
Net income (in millions)	25
Per share	£0.09

DESCRIPTION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
OF THE TRANSACTION

        The following are the material U.S. federal income tax consequences of the transaction to U.S. holders (as defined below) of NTL common stock and Telewest common stock. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable current and proposed U.S. Treasury Regulations, judicial authority, and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect.

        This discussion assumes that you hold the shares of NTL common stock or Telewest common stock as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, or that may apply to you if you are subject to special treatment under U.S. federal income tax laws (including, for example, insurance companies, dealers in securities or foreign currencies, tax-exempt organizations, financial institutions, mutual funds, U.S. expatriates, stockholders who hold shares of NTL common stock or Telewest common stock as part of a hedge, straddle, constructive sale or conversion transaction, or stockholders who acquired their shares of NTL common stock or Telewest common stock through the exercise of employee stock options or other compensation arrangements). This discussion does not address the tax consequences to any person who will actually or constructively own 50% or more of Telewest common stock after the transaction. In addition, the discussion does not address any tax considerations under state, local or foreign laws or federal laws other than those pertaining to the federal income tax that may apply to you. We urge you to consult your own tax advisor to determine the particular tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of the transaction.

        For purposes of this discussion, we use the term "U.S. holder" to mean:

  •
  a citizen or resident of the U.S.;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any of its political subdivisions;

  •
  a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source.

U.S. Federal Income Tax Consequences to NTL Stockholders

        NTL and Telewest have structured the merger to qualify as a reorganization for U.S. federal income tax purposes. On the date the registration statement of which this joint proxy statement/prospectus is a part becomes effective, NTL will have received a written opinion from Davis Polk, and Telewest will have received a written opinion from Sullivan & Cromwell, each to the effect that, for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. These opinions each rely on customary assumptions and representations and covenants made by NTL and Telewest contained in certificates of officers of NTL and Telewest. The accuracy of those representations, covenants and assumptions may affect the conclusions set forth in these opinions, in which case the U.S. federal income tax consequences of the transaction could differ from those discussed herein. Opinions of counsel neither bind the Internal Revenue Service, or IRS, nor preclude the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS on the tax consequences of the transaction.

        Subject to the qualifications and limitations set forth above, the material U.S. federal income tax consequences of the transaction are:

  •
  A holder of NTL common stock will not recognize any gain or loss upon the exchange of shares of NTL common stock for shares of Telewest new common stock in the merger;

  •
  A holder of NTL common stock will have a tax basis in the Telewest new common stock received in the merger equal to the tax basis of the NTL common stock surrendered in the merger; and

  •
  The holding period for shares of Telewest new common stock received in exchange for shares of NTL common stock in the merger will include the holding period for the shares of NTL common stock surrendered in the merger.

        In the case of a holder of NTL common stock who holds shares of NTL common stock with differing tax bases and/or holding periods, the preceding rules must be applied to each identifiable block of NTL common stock.

        If you receive Telewest new common stock as a result of the merger, you will be required to retain records pertaining to the merger and you will be required to file with your U.S. federal income tax return for the year in which the merger takes place a statement setting forth facts relating to the merger, including:

  •
  the cost or other basis of your shares of NTL common stock transferred in the exchange; and

  •
  the fair market value of the Telewest new common stock and the amount of cash you receive in the exchange.

        You may be subject, under certain circumstances, to information reporting and backup withholding at a rate of 28% with respect to any cash received in lieu of a fractional share of Telewest new common stock, unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, if any, provided that you furnish the required information to the IRS in a timely manner.

U.S. Federal Income Tax Consequences to Telewest Stockholders

        NTL and Telewest intend the charter amendment and redemption of Telewest redeemable common stock to qualify as a redemption, within the meaning of Section 317 of the Code as governed by Section 302 of the Code, of 88.5% of each share of Telewest common stock for cash in an amount equal to $16.25 in cash without interest, occurring as part of a single integrated transaction that includes the issuance of Telewest new common stock in the merger. It is the opinion of Sullivan & Cromwell, special counsel to Telewest, that the transaction should be so treated. Unless otherwise specified, this discussion assumes that the transaction will be treated in the foregoing manner.

        Accordingly, the transaction will result in the following U.S. federal income tax consequences:

  •
  A holder of Telewest common stock will generally be required to recognize gain or loss, measured by the difference between the amount of cash received and 88.5% of the holder's tax basis in its shares of Telewest common stock. This gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for the relevant share of Telewest common stock is more than one year at the time of completion of the transaction;

  •
  To the extent that a holder of Telewest common stock receives cash instead of a fractional share of Telewest new common stock, the holder will be required to recognize gain or loss, measured by the difference between the amount of cash received and the portion of the tax basis of that holder's shares of Telewest common stock allocable to the fractional share of Telewest new common stock. This gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the holding period for the fractional share of Telewest new common stock is more than one year at the time of completion of the merger;

  •
  A holder of Telewest common stock will have a tax basis in the Telewest new common stock that it retains equal to 11.5% of the tax basis of the Telewest common stock prior to the transaction, less any tax basis that is allocable to a fractional share of Telewest new common stock for which cash is received;

  •
  The holding period for shares of Telewest new common stock retained in the transaction will include the holding period for shares of Telewest common stock prior to the transaction; and

  •
  In the case of a holder of Telewest common stock who holds shares of Telewest common stock with differing tax bases and/or holding periods, the preceding rules must be applied to each identifiable block of Telewest common stock.

        If you are a holder of both NTL and Telewest common stock, the foregoing tax consequences may not apply to you. If you are such a holder, we urge you to consult your own tax advisor to determine the particular tax consequences to you of the charter amendment and the redemption.

        No ruling has been or will be sought from the IRS with respect to the tax treatment of the charter amendment and redemption of Telewest redeemable common stock, and the IRS could disagree with the characterization or the transaction as set forth above. In particular, the IRS could contend, and a court might agree, that the charter amendment and redemption should be treated as a recapitalization, within the meaning of Section 368 of the Code, of Telewest common stock rather than a redemption of Telewest common stock. In such event, the relevant Telewest stockholder would have to recognize gain (but not loss), in an amount to the lesser of cash received by the holder in the transaction and the holder's aggregate gain in its Telewest common stock, measured by the difference between (1) the amount of cash received plus the fair market value of Telewest new common stock received by the holder in the transaction and (2) the holder's tax basis in Telewest common stock prior to the transaction. Because such treatment could require the recognition of a Telewest stockholder's gain with respect to all of its Telewest shares, rather than just the portion of such shares effectively redeemed for cash, such treatment could have the effect of increasing the total amount of gain recognized by a Telewest stockholder as a result of the transaction. Telewest stockholders are urged to consult their own tax advisors concerning the proper characterization of the charter amendment and redemption and the resulting tax consequences to them.

        Information returns will be filed with the IRS in connection with the payment of cash to Telewest stockholders in the transaction. You, as a holder of Telewest common stock, may be subject, under certain circumstances, to backup withholding at a rate of 28% with respect to the amount of cash received, unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, if any, provided that you furnish the required information to the IRS in a timely manner.

DESCRIPTION OF MATERIAL U.K. TAX CONSEQUENCES OF THE TRANSACTION

        This section is intended only as a general guide to current U.K. tax law and practice for holders of NTL common stock and holders of Telewest common stock who are resident or ordinarily resident in the U.K. for tax purposes. It summarises certain limited aspects of the U.K. taxation consequences of the transaction and relates only to stockholders who are the beneficial owners of their Telewest common stock or NTL common stock (as appropriate) and who hold their Telewest common stock or NTL common stock (as appropriate) as an investment.

If you are in any doubt as to your own tax position, or are subject to taxation in a jurisdiction other than the U.K., you should consult an appropriate independent professional advisor.

U.K. Capital Gains Tax Consequences of the Merger for Holders of Telewest Common Stock

Exchange of Telewest Common Stock for Telewest New Common Stock and Telewest Redeemable Common Stock

        It is expected that holders of Telewest common stock should not, to the extent that such stockholders receive Telewest new common stock and Telewest redeemable common shares in place of their Telewest common stock, be treated as having made a disposal of their Telewest common stock for U.K. taxation on chargeable gains, or CGT, purposes. The Telewest new common stock and Telewest redeemable common stock which such stockholders acquire in the merger should be treated as the same asset as their Telewest common stock, acquired at the same time and for the same consideration as such stockholders acquired their Telewest common stock.

Receipt of Cash and Redemption of Telewest Redeemable Common Stock

        It is expected (but not beyond doubt) that holders of Telewest common stock will be treated as making a part disposal of their Telewest common stock to the extent that they receive cash in lieu of fractional shares of Telewest new common stock, and will be treated as making a disposal of their Telewest redeemable common stock when it is redeemed. This may result in a liability to U.K. taxation on chargeable gains, depending on the relevant stockholder's individual circumstances. This is on the basis that the redemption will be treated as a capital event under the law of the jurisdiction in which Telewest is incorporated and so payments to holders of Telewest redeemable common stock, on redemption of that stock, would be treated as capital payments (not income). It is possible that HM Revenue & Customs, or HMRC, may contend that the redemption proceeds are subject to income tax on the basis of general principles. However, Telewest has been advised that the better view is that the redemption is not an income distribution under general principles given the characterisation of the redemption under the law of the jurisdiction under which Telewest is incorporated. It is also possible that the HMRC may issue a notice under Section 703 of the Income & Corporation Taxes Act in respect of the receipt of cash and/or the redemption, resulting in either or both being taxed as an income distribution. However, Telewest has been advised that the better view is that the events are carried out for bona fide commercial reasons and not with a main object of securing a tax advantage and so should not be subject to income tax under Section 703. The receipt of cash and redemption of Telewest redeemable common stock will not, in any event, entail a tax advantage (within the meaning of Section 703) for certain such stockholders.

U.K. Capital Gains Tax Consequences of the Transaction for Holders of NTL Common Stock

        The consideration received by NTL stockholders will be shares of Telewest new common stock and may include cash instead of a fractional share of Telewest new common stock, the receipt of which is expected to be treated as follows:

Telewest New Common Stock

        The proper tax treatment of the receipt of Telewest new common stock as consideration for the disposal of NTL common stock is not clear, as the Transaction does not fall squarely within the UK tax "roll over" relieving provisions for share exchanges or schemes of reconstruction.

        In the event that HMRC were to determine in response to any request for a post-transaction ruling that the rollover requirements were met and that the relieving provisions therefore applied, NTL stockholders who do not hold (either alone or together with other persons connected with them) more than 5% of, or of any class of, common shares or debentures in NTL would not, to the extent that such stockholders receive Telewest new common stock in the merger, be treated as making a disposal of their NTL common stock for the purposes of taxation of capital gains. In such circumstances, any gain or loss which would otherwise have arisen on a disposal of their NTL common stock will be "rolled over" into the Telewest new common stock which such stockholders acquire in the merger, and that stock will be treated as the same asset as their NTL common stock, acquired at the same time and for the same consideration as those stockholders acquired their NTL common stock. NTL stockholders who hold (either alone or together with other persons connected with them) more than 5% of, or of any class of, shares or debentures in NTL are advised that no application for clearance has been made to HMRC under Section 138 of the Taxation of Chargeable Gains Act 1992 in respect of the receipt of Telewest new common stock in consequence of the merger. Without such a clearance, there is a risk that any such stockholders would not be treated in the manner described above, if HMRC considers that the merger has not been effected for bona fide commercial reasons or that it forms part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. It is not considered to be likely that HMRC would take this view, but NTL stockholders should take their own legal advice in this regard.

        In the event that HMRC were to determine in response to any request for a post-transaction ruling that the requirements for rollover relief are not met, NTL stockholders would be treated as disposing of their NTL common stock for the purposes of taxation of capital gains as a result of the merger. Such a disposal may, depending on each stockholder's particular circumstances (including their acquisition cost of the NTL common stock) and any available exemptions or reliefs, result in a liability to tax on capital gains.

        No view is given on the likelihood of HMRC determining that roll over relief will or will not be available and NTL stockholders should take their own advice as to their tax position.

Cash

        To the extent that an NTL stockholder receives cash in the merger, that NTL stockholder will generally be treated as having made a part disposal of that stockholder's NTL common stock. Such a disposal may, depending on such stockholder's particular circumstances (including the acquisition cost of the NTL common stock) and any available exemptions or reliefs, result in a liability to tax on capital gains.

Stamp Duty and Stamp Duty Reserve Tax

        No U.K. stamp duty is payable on the issuance of the Telewest new common stock or Telewest redeemable common stock in connection with the merger. No U.K. stamp duty is payable on a transfer of the Telewest new common stock provided that the instrument of transfer is executed and retained outside the U.K., unless it relates to something done or to be done in the U.K. No U.K. stamp duty reserve tax is payable on a transfer of Telewest new common stock provided that, at the time of the relevant transfer, the relevant stock is neither registered in a register kept in the U.K. by or on behalf of the company nor paired with shares issued by a body corporate incorporated in the U.K.

THE SPECIAL MEETINGS AND PROXY SOLICITATIONS

	NTL Special Meeting		Telewest Special Meeting
Time, Place & Date	10:00 a.m. on Thursday, March 2, 2006, at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, Midtown Conference Center, 375 Park Avenue, Suite 3708, New York, New York 10152.		9:00 a.m. on Thursday, March 2, 2006, at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, Midtown Conference Center, 375 Park Avenue, Suite 3708, New York, New York 10152.
Purposes	•	To consider and vote upon a proposal to adopt the merger agreement; and	•	To consider and vote upon a proposal to amend the Telewest certificate of incorporation to reclassify each share of Telewest common stock into (x) 0.2875 shares of Telewest new common stock and (y) one share of Telewest redeemable common stock;
	•	To consider and take action on any other business that may properly be brought before the meeting or any adjournment or any properly reconvened meeting following	•	To consider and vote upon a proposal to authorize the issuance of shares of Telewest new common stock in the merger, as contemplated by the merger agreement; and
		an adjournment or postponement of the meeting.	•	To consider and take action on any other business that may properly be brought before the meeting or any adjournment or any properly reconvened meeting following an adjournment or postponement of the meeting.
Quorum	In order to carry on the business of the applicable special meeting, a quorum of the relevant company's stockholders must be present. This means that at least a majority of the aggregate voting power represented by the outstanding shares of NTL or Telewest common stock, as the case may be, must be represented at the applicable meeting, either in person or by proxy. For purposes of determining a quorum, your shares will be included as represented at the meeting even if you indicate on your proxy that you abstain from voting. In addition, if a broker who is a record holder of shares indicates on a form of proxy that the broker does not have discretionary authority to vote those shares on any proposals, or if those shares are voted in circumstances in which proxy authority is defective or has been withheld with respect to any proposals, these broker non-votes will be treated as present for purposes of determining the presence of a quorum. See "—Voting Procedures for Shares Held in Street Name—Effect of Broker Non-Votes" below.

Record Date	5:00 p.m., Eastern Standard Time, on January 12, 2006.	5:00 p.m., Eastern Standard Time, on January 12, 2006.
Shares Entitled to Vote	Holders of NTL common stock, as recorded in NTL's stock register on the record date for the NTL special meeting, may vote at the NTL special meeting or any adjournment or postponement thereof.	Holders of Telewest common stock, as recorded in Telewest's stock register on the record date for the Telewest special meeting, may vote at the Telewest special meeting or any adjournment or postponement thereof.
Votes You Have	At the NTL special meeting, holders of NTL common stock will have one vote for each share of NTL common stock that NTL's records show they owned as of 5:00 p.m. Eastern Standard Time, on the record date for the NTL special meeting.	At the Telewest special meeting, holders of Telewest common stock will have one vote for each share of Telewest common stock that Telewest's records show they owned as of 5:00 p.m. Eastern Standard Time, on the record date for the Telewest special meeting.
Recommendation of the Board of Directors	The NTL board of directors recommends that NTL stockholders vote "FOR" the proposal to adopt the merger agreement.	The Telewest board of directors recommends that Telewest stockholders vote "FOR" the proposals to (i) approve the charter amendment to reclassify each share of Telewest new common stock into (x) 0.2875 shares of Telewest new common stock and (y) one share of Telewest redeemable common stock, and (ii) authorize the issuance of Telewest new common stock in the merger.
Votes Required	Merger Proposal. Adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of the shares of NTL common stock outstanding as of the record date for the NTL special meeting.	Charter Amendments. Approval of the amendments to the Telewest certificate of incorporation requires the affirmative vote of at least a majority of the shares of Telewest common stock outstanding as of the record date for the Telewest special meeting.
Issuance of Shares. Authorization of the issuance of Telewest common stock in the merger requires the affirmative vote of at least a majority of the votes cast on the proposal of the holders at the Telewest special meeting.

Both proposals must be approved at the special meeting for the reclassification and the merger to proceed. If one of these proposals is approved and the other is not, the transaction will not proceed.
Shares Outstanding	As of January 12, 2006, an aggregate of 85,191,237 shares of NTL common stock were outstanding and will be entitled to vote at the NTL special meeting.	As of January 12, 2006, an aggregate of 246,011,739 shares of Telewest common stock were outstanding and will be entitled to vote at the Telewest special meeting.
Number of Holders	There will be, as of the date of the NTL special meeting, approximately 33 record holders of NTL common stock (which amount does not include the number of stockholders whose shares are held of record by banks, brokers or other nominees, but includes each such institution as one stockholder).	There will be, as of the date of the Telewest special meeting, approximately 513 record holders of Telewest common stock (which amount does not include the number of stockholders whose shares are held of record by banks, brokers or other nominees, but includes each such institution as one stockholder).
Voting Procedures for Record Holders	Holders of record of NTL common stock or of Telewest common stock as of the record date for the applicable special meeting may vote in person at their respective meetings. Alternatively, they may give a proxy by completing, signing, dating and returning the applicable proxy card that is being included with the mailing of this joint proxy statement/prospectus. Unless subsequently revoked, shares of NTL or Telewest common stock represented by a proxy submitted as described below and received at or before the applicable special meeting will be voted in accordance with the instructions on the proxy. Before your proxy is voted, you may change your vote by voting in person at the applicable special meeting or by delivering a signed proxy revocation or a new signed proxy with a later date to D.F. King. Your attendance at the applicable special meeting will not, by itself, revoke your proxy.
YOUR VOTE IS IMPORTANT. It is recommended that you vote by proxy even if you plan to attend the applicable special meeting. To submit a written proxy by mail, you should complete, sign, date and mail the applicable proxy card in accordance with the instructions. If any other matters are properly presented before the applicable special meeting, the persons you choose as proxies will have discretion to vote or act on these matters according to their best judgment unless you indicate otherwise on your proxy.

If a proxy is signed and returned by an NTL record holder without indicating any voting instructions, the shares of NTL common stock represented by the proxy will be voted "FOR" the adoption of the merger agreement.	If a proxy is signed and returned by a Telewest record holder without indicating any voting instructions, the shares of Telewest common stock represented by the proxy will be voted "FOR" the charter amendment and "FOR" the authorization of the issuance of Telewest new common stock in the merger.
If a proxy is signed and returned by an NTL record holder and the NTL record holder indicates that it is abstaining from voting, the proxy will have the same effect as a vote "AGAINST" the adoption of the merger agreement.	If a proxy is signed and returned by a Telewest record holder and the Telewest record holder indicates that it is abstaining from voting, the proxy will have the same effect as a vote "AGAINST" the charter amendment and will have no effect on the vote authorizing the issuance of Telewest new common stock in the merger, except that your failure to vote could result in Telewest failing to meet quorum requirements for the Telewest special meeting.
Failure of an NTL record holder to submit a proxy representing shares of NTL common stock or vote in person at the NTL special meeting will have the same effect as a vote "AGAINST" the adoption of the merger agreement.	Failure of a Telewest record holder to submit a proxy representing shares of Telewest common stock or vote in person on the charter amendment at the Telewest special meeting will have the same effect as a vote "AGAINST" the charter amendment.
Failure of a Telewest record holder to submit a proxy representing shares of Telewest common stock or vote in person on the issuance of Telewest common stock in the merger will have no effect on the outcome of the vote.
Both proposals must be approved at the Telewest special meeting for the filing of the charter amendment and the merger to proceed.

Voting Procedures for Shares Held in Street Name	General. If you hold your shares in the name of a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee when instructing them on how to vote your shares of NTL common stock or when changing those instructions.	General. If you hold your shares in the name of a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee when instructing them on how to vote your shares of Telewest common stock or when changing those instructions.
	Effect of Broker Non-Votes. Shares represented by "broker non-votes" will be deemed shares not entitled to vote and will not be included for purposes of determining the aggregate voting power and number of shares represented and entitled to vote on a particular proposal.	Effect of Broker Non-Votes. Shares represented by "broker non-votes" will be deemed shares not entitled to vote and will not be included for purposes of determining the aggregate voting power and number of shares represented and entitled to vote on a particular proposal.
	Broker non-votes will have the same effect as a vote "AGAINST" the adoption of the merger agreement.	Broker non-votes will have the same effect as a vote "AGAINST" the charter amendment and will have no effect on the vote authorizing the issuance of Telewest new common stock in the merger.
	You may not vote in person at the NTL special meeting. If your shares are held in an account by a broker, bank or other nominee, you should contact your broker, bank or other nominee for specific instructions as to how to change your vote and related deadlines.	You may not vote in person at the Telewest special meeting. If your shares are held in an account by a broker, bank or other nominee, you should contact your broker, bank or other nominee for specific instructions as to how to change your vote and related deadlines.
Solicitation of Proxies	The accompanying proxy for the NTL special meeting is being solicited on behalf of the NTL board of directors. In addition to this mailing, NTL's employees may solicit proxies personally or by telephone. NTL pays the cost of soliciting these proxies. NTL also reimburses brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.	The accompanying proxy for the Telewest special meeting is being solicited on behalf of the Telewest board of directors. In addition to this mailing, Telewest's employees may solicit proxies personally or by telephone. Telewest pays the cost of soliciting these proxies. Telewest also reimburses brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

	In addition to this mailing, NTL will engage D.F. King to solicit proxies on NTL's behalf. D.F. King will receive $7,500 from NTL as compensation for such services, plus some other fees and expenses.	In addition to this mailing, Telewest will engage D.F. King to solicit proxies on Telewest's behalf. D.F. King will receive $7,500 from Telewest as compensation for such services, plus some other fees and expenses.
Auditors	Ernst & Young LLP, or EY, serves as NTL's independent auditors. Representatives of EY do not plan to attend the NTL special meeting.	KPMG Audit plc, or KPMG, serves as Telewest's independent auditors. Representatives of KPMG do not plan to attend the Telewest special meeting.
Householding of Proxy Materials	If you and other residents at your mailing address own shares of NTL or Telewest stock in street name, your broker or bank may have sent you a notice that your household will receive only one annual report and proxy statement for each company in which you hold stock through that broker or bank. This practice of sending only one copy of proxy material is known as "householding." If you received a notice and elected to participate in householding or did not respond that you did not want to participate in householding within 60 days of the mailing of the notice, you were deemed to have consented to the process. In such case, your broker will send one copy of this document to your address. For voting purposes, a separate vote instruction form instructing your bank or broker how to vote your shares will be included for each account at the shared address.
You may revoke your consent to householding at any time by contacting your broker or financial institution for specific information on this matter. In any event, if you did not receive an individual copy of this document, we will send a copy to you upon your written request to D.F. King at 48 Wall Street, New York, New York 10005.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS OF NTL AND TELEWEST

        NTL and Telewest are each organized under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of capital stock in NTL and Telewest arise primarily from differences in their respective certificates of incorporation and bylaws (as in effect on the date of this joint proxy statement/prospectus). Upon completion of the merger, holders of NTL common stock will become holders of Telewest new common stock and their rights will be governed by Delaware law and Telewest's second restated certificate of incorporation and bylaws.

        The following discussion summarizes the material differences between the rights of NTL stockholders and Telewest stockholders, as described in the applicable provisions of their respective certificates of incorporation and bylaws. This section does not include a complete description of all the differences between the rights of these stockholders, nor does it include a complete description of the specific rights of these stockholders. All NTL stockholders and Telewest stockholders are urged to read carefully the relevant provisions of Delaware law as well as the certificate of incorporation and bylaws of NTL and the charter amendment and bylaws of Telewest.

Authorized Capital Stock

Telewest	NTL
The authorized capital stock of Telewest consists of (i) 1,000,000,000 shares of common stock, par value $0.01 per share and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share. Telewest's restated certificate of incorporation authorizes the board of directors to authorize the issuance of one or more series of preferred stock.	The authorized capital stock of NTL consists of (i) 400,000,000 shares of common stock, par value $0.01 per share and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share. NTL's amended and restated certificate of incorporation authorizes the board of directors to authorize the issuance of one or more series of preferred stock.

Pursuant to the charter amendment, Telewest's authorized capital stock will consist of (i) 1,000,000,000 shares of Telewest new common stock, par value $0.01 per share, (ii) 300,000,000 shares of Telewest redeemable common stock, par value $0.01 per share and (iii) 5,000,000 shares of preferred stock, par value $0.01 per share. At the effective time of the merger, each share of Telewest redeemable common stock will be automatically redeemed.

Voting Rights

Telewest	NTL
Under Telewest's restated certificate of incorporation, holders of common stock are entitled to one vote for each share of such stock held.	Same as Telewest.

Cumulative Voting

Telewest	NTL
Under Delaware law, stockholders of a Delaware corporation do not have the right to cumulate their votes in the election of directors, unless that right is granted in the certificate of incorporation of the corporation. Telewest's restated certificate of incorporation does not permit cumulative voting by Telewest stockholders.	Same as Telewest.

Size of Board of Directors

Telewest	NTL
The Telewest board of directors has eight members, which will increase to 10 on consummation of the merger. Telewest's restated certificate of incorporation provides that the minimum number of directors is three, the maximum number of directors is fifteen, and that the actual number of directors may be fixed by the board of directors.	Same as Telewest prior to the merger.

Classes of Directors

Telewest	NTL
Telewest's restated certificate of incorporation provides that its board of directors is divided into three classes of directors with each class being elected to a staggered three-year term.	Same as Telewest.

Removal of Directors

Telewest	NTL
Under Telewest's restated certificate of incorporation, a director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Telewest then entitled to vote generally in the election of directors.	Same as Telewest.

Vacancies on the Board of Directors

Telewest	NTL
Telewest's restated certificate of incorporation provides that any vacancy on the board of directors may be filled by a majority of the directors then in office or by a sole remaining director. Any director elected to fill such a vacancy will hold office for a term that shall coincide with the class to which such director has been elected.	Same as Telewest.

Limitation on Personal Liability of Directors

Telewest	NTL
Under the DGCL, a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; however, the provision may not eliminate or limit the liability of a director for a breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, unlawful payments of dividends, certain stock repurchases or redemptions or any transaction from which the director derived an improper personal benefit. Telewest's restated certificate of incorporation limits the personal liability of Telewest directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.	Same as Telewest.

Indemnification of Officers and Directors

Telewest	NTL
The DGCL provides that, subject to certain limitations in the case of derivative suits brought by a corporation's stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding (other than an action by or in the right of the corporation) on account of being a current or former director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, if the person (i) acted in good faith and in a manner reasonably believed to be in the best interests of the corporation (or in some circumstances, at least not opposed to its best interests), and (ii) in a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys' fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper. To the extent that a current or former director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys' fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that person is not entitled to be so indemnified. Telewest's restated certificate of incorporation provides for (i) the indemnification of its current or former directors and officers to the fullest extent permitted by law, and (ii) the advancement of expenses incurred in defending or otherwise participating in any proceeding in advance of its final position.	Same as Telewest.

Action by Written Consent

Telewest	NTL
Telewest's restated certificate of incorporation specifically denies Telewest stockholders the power to consent in writing, without a meeting, to the taking of any action.	Same as Telewest.

Amendments to Certificate of Incorporation

Telewest	NTL
Telewest's restated certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the voting stock of Telewest for the amendment, alteration or repeal of any provision of or the adoption of any provision in Telewest's restated certificate of incorporation.	Same as Telewest.

Amendments to Bylaws

Telewest	NTL

A majority of the entire board of directors is authorized to adopt, repeal, alter, amend or rescind the bylaws of Telewest, except that a vote of at least 66 2/3% of the board of directors is required to amend any provision relating to the conduct of business in the name of the corporation and the commingling of corporate money and assets. The bylaws of Telewest may be adopted, repealed, altered, amended or rescinded by the affirmative vote of 66 2/3% of the voting stock of Telewest, voting as a single class.
A majority of the entire board of directors is authorized to adopt, repeal, alter, amend or rescind the bylaws of NTL.
The bylaws of NTL may also be adopted, repealed, altered, amended or rescinded by the affirmative vote of 66 2/3% of the voting stock of NTL, voting as a single class.

Special Meetings of Stockholders

Telewest	NTL
Special meetings of the stockholders of Telewest for any purpose or purposes may be called at any time solely by a majority vote of the board of directors (or a duly constituted committee thereof), the Chairman of the board of directors or the President of Telewest.	Same as Telewest.

Certain Corporate Transactions

Telewest	NTL
Under the DGCL, a sale or other disposition of all or substantially all of a corporation's assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation requires the affirmative vote of the corporation's board of directors (except in limited circumstances) plus, with limited exceptions, the affirmative vote of a majority of the outstanding stock entitled to vote on the transaction. Telewest's restated certificate of incorporation and bylaws include no additional provisions in this regard, and Delaware law applies without modification.	Under the DGCL, a sale or other disposition of all or substantially all of a corporation's assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation requires the affirmative vote of the corporation's board of directors (except in limited circumstances) plus, with limited exceptions, the affirmative vote of a majority of the outstanding stock entitled to vote on the transaction. NTL's amended and restated certificate of incorporation requires the affirmative vote of not less than 75% of the holders of NTL's outstanding voting stock on certain business combinations that have (i) not been approved by the board of directors and (ii) are not for fair value. This may have an anti-takeover effect.

Blank Check Preferred Stock

Telewest	NTL
The board of directors has the authority to issue shares of preferred stock and to determine the terms of such issuance, which may have an anti-takeover effect.	Same as Telewest.

Series A Junior Participating Preferred Stock

Telewest	NTL
Telewest's restated certificate of incorporation authorizes the issuance of 1,000,000 shares of Series A junior participating preferred stock. The issuance of such stock is governed by the Telewest rights plan, as described under the heading "—Stockholder Rights Agreement." If Telewest enters into any consolidation, merger, combination or other transaction in which Telewest's common stock is exchanged or changed into other stock or securities, cash or any other property, then the Series A junior participating preferred stock shall be exchanged or changed in an amount per share equal to 1000 times the aggregate amount of stock, securities, cash or other property for which each share of Telewest's common stock is changed or exchanged. Under certain circumstances, the issuance of Series A junior participating preferred stock could also make it more difficult for a third party to gain control of Telewest, discourage bids for the common stock at a premium or otherwise adversely affect the market price of the common stock. Telewest does not currently have any shares of Series A junior preferred stock outstanding.	Same as Telewest.

Class B Redeemable Common Stock

Telewest	NTL

Telewest's restated certificate of incorporation authorizes 300,000,000 shares of Telewest redeemable common stock. Upon the filing of Telewest's restated certificate of incorporation, each share of Telewest common stock issued and outstanding immediately prior to the effective time of the restated certificate of incorporation will be reclassified into (i) 0.2875 shares of Telewest new common stock, together with cash in lieu of fractional shares of Telewest new common stock, and (ii) one share of Telewest redeemable common stock. The terms of the Telewest new common stock and Telewest redeemable common stock are identical to those of the Telewest common stock, except that the shares of Telewest redeemable common stock are non-transferable (to the fullest extent permitted by law) and will be automatically redeemed, out of funds legally available for such purpose, at the effective time of the merger for $16.25 in cash without interest for each share of Telewest redeemable common stock (so long as, at the effective time of the merger, there is at least one share of Telewest common stock outstanding).
After the reclassification and prior to the effective time of the merger, Telewest may not, without the affirmative vote of the holders of a majority of the outstanding shares of Telewest common stock and a majority of the outstanding shares of Telewest redeemable common stock, in any manner subdivide or combine (by stock split, stock dividend, reclassification, recapitalization or otherwise) the outstanding shares of Telewest new common stock or Telewest redeemable common stock unless all outstanding shares of Telewest common stock and Telewest redeemable common stock are proportionately subdivided or combined.
If, after the reclassification but before the automatic redemption of the Telewest redeemable common stock as described above, any change in the outstanding shares of Telewest redeemable common stock shall occur by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, any stock dividend thereon with a record date prior to the automatic redemption of the Telewest redeemable common stock, or any similar event, the $16.25 in cash without interest per share of Telewest redeemable common stock to be paid at the effective time of the merger will be appropriately adjusted.	None.

Stockholder Rights Agreement

Telewest	NTL

Each share of Telewest common stock is accompanied by a stockholder right. Each stockholder right, when it becomes exercisable, entitles the registered holder to purchase from Telewest one one-thousandth of a share of Series A junior participating preferred stock at the stockholder rights purchase price of $80.00, subject to adjustment pursuant to the terms of the Telewest rights plan. The complete description of the terms of the stockholder rights are set forth in the Telewest rights plan.

The Telewest rights plan is intended to encourage a potential acquirer to negotiate directly with the Telewest board of directors, but may have anti-takeover effects. The Telewest rights plan could cause substantial dilution to a person or group that acquires a substantial interest in Telewest without the prior approval of the Telewest board of directors. The effect of the stockholder rights may be to delay, defer or prevent a change in control of Telewest (including through a third party tender offer at a price which reflects a premium to then prevailing trading prices) that may be beneficial to Telewest stockholders.

The stockholder rights will separate from the Telewest common stock and become exercisable on the "distribution date," which is the earlier of (i) the close of business on the date a person or group becomes an "acquiring person" by (a) having acquired beneficial ownership of 25% or more of the outstanding shares of Telewest common stock, except for acquisitions of 25% or more by Telewest, by any of its subsidiaries, employee benefit plans or related entities, directly from Telewest, as a result of stock repurchases by Telewest or as a result of inadvertent acquisitions where the person rectifies the breach in accordance with the Telewest rights plan, (b) entering into an agreement or arrangement with Telewest or any subsidiary of Telewest providing for an acquisition transaction when the stockholder rights are not redeemable, or (c) having acquired beneficial ownership of a substantial amount (which amount may not be less than 10%) of the outstanding shares of Telewest common stock and otherwise being determined to be an "adverse person" in the judgment of the Telewest board of directors, and
Same as Telewest, except the stockholder rights purchase price is $300.00 and not $80.00, and the acquiring person trigger is 15% and not 25%. The complete description of the terms of the stockholder rights are set forth in a stockholder rights agreement, dated as of January 10, 2003, between NTL and Continental Stock Transfer & Trust Company, as amended, or NTL rights plan.

On December 14, 2005, NTL entered into an amendment to the NTL rights plan to provide that Telewest, Merger Sub, and their affiliates (as defined in the NTL rights plan) are exempt from the definition of "Acquiring Person" contained in the rights agreement and that no "Shares Acquisition Date" or "Distribution Date" will occur as a result of the approval, execution, delivery or performance of the merger agreement, the consummation of the merger as contemplated by the merger agreement, the consummation of any other transactions contemplated in the merger agreement, or the public announcement of any of the foregoing.

Telewest	NTL

(ii) the date 10 business days (or such later date as the Telewest board of directors will determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

The Telewest rights plan includes a "permitted offer" exception for a tender offer or exchange offer for all outstanding shares of Telewest at a price and on terms which a majority of non-management directors who are unaffiliated and not otherwise associated with a potential acquiror determine to be fair to stockholders and not inadequate, and to be otherwise in the best interests of Telewest and its stockholders, other than the acquiring person, its affiliates and associates.

Pursuant to the merger agreement, Telewest has agreed to take all actions necessary so that the Telewest rights plan and the stockholder rights are inapplicable to the Telewest redeemable common stock; and that immediately prior to the effective time of the merger, the Telewest rights plan is amended (i) so that the acquiring person trigger is reduced from 25% to 15%, (ii) to delete the definition of "Adverse Person" and make any related conforming changes, (iii) to delete the "permitted offer" exception and make any related conforming changes, (iv) to ensure that the purchase price of the Series A junior participating preferred stock issued pursuant to the Telewest rights plan is not adjusted as a result of the transactions contemplated by the merger agreement, and (v) to make certain other changes.

The stockholder rights will not be exercisable until the distribution date and will expire at 5:00 p.m., New York City time, on the 10th anniversary of the date of adoption of the Telewest rights plan unless such date is extended or the stockholder rights are earlier redeemed or exchanged by Telewest.

In the event that a person becomes an acquiring person, each holder of a stockholder right will thereafter have the right to receive, upon exercise, Telewest common stock (or, in certain circumstances, other securities of Telewest) having a value equal to two times the exercise price of the stockholder right. Once the stockholder rights become exercisable, all rights owned by the acquiring person, and the acquiring person's affiliates and associates, will be null and void.

Telewest	NTL

In the event that, at any time following the "shares acquisition date," (i) Telewest is acquired in a merger or other business combination transaction in which the holders of all of the outstanding shares of Telewest common stock immediately prior to the consummation of the transaction are not the holders of all of the surviving company's voting power, or (ii) more than 50% of the assets or earning power of Telewest is sold or transferred, in either case with or to an acquiring person or any affiliate or associate or any other person in which such acquiring person, affiliate or associate has an interest or any person acting on behalf of or in concert with such acquiring person, affiliate or associate, or, if in such transaction all holders of Telewest common stock are not treated alike, any other person, then each holder of a stockholder right (except stockholder rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company (or in certain circumstances, its parent) having a value equal to two times the exercise price of the stockholder right. The holder of a stockholder right will continue to have the right described in this paragraph whether or not such holder exercises or surrenders the right described in the preceding paragraph.

At any time prior to the earlier of (i) a person becoming an acquiring person or (ii) the expiration of the stockholder rights, and under certain other circumstances, the board of directors of Telewest may redeem the stockholder rights in whole, but not in part, at a price of $0.001 per stockholder right, or the stockholder rights redemption price, payable in cash, Telewest common stock or other consideration deemed appropriate by the Telewest board of directors.

Additionally, following the shares acquisition date, Telewest may redeem the then outstanding stockholder rights in whole, but not in part, at the stockholder rights redemption price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving Telewest in which all holders of shares of Telewest common stock are treated alike but not involving an acquiring person or its affiliates or associates. The payment of the stockholder rights redemption price may be deferred under certain circumstances as contemplated in the stockholder rights agreement.

Telewest	NTL
Any of the provisions of the Telewest rights plan may be amended by the Telewest board of directors prior to the distribution date. After the distribution date, the provisions of the Telewest rights plan may be amended by the Telewest board of directors in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of stockholders rights, or to shorten or lengthen any time period under the Telewest rights plan, except that the Telewest rights plan may not be supplemented or amended to lengthen (1) a time period relating to when the stockholder rights may be redeemed at such time as when the stockholder rights are not then redeemable, or (2) any other time period unless any such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of stockholder rights under the Telewest rights plan. The foregoing notwithstanding, no amendment may be made to the Telewest rights plan at a time when the stockholder rights are not redeemable except to cure any ambiguity or correct or supplement any provision contained in the Telewest rights plan that may be defective or inconsistent with any other provision therein.

In connection with the signing of the original merger agreement, the Telewest board of directors amended the Telewest rights plan so that NTL would not be deemed an acquiring person and the stockholder rights would be rendered inapplicable to the original merger agreement and the transactions contemplated by it. In addition, that amendment to the Telewest rights plan also provided for the termination of the stockholder rights upon the completion of the merger. NTL and Telewest have since agreed to amend the rights plan prior to the effective time of the merger, among other things, to provide that the stockholder rights will not terminate upon the completion of the merger and that the stockholder rights will not be applicable to the merger agreement or the transactions contemplated by it.

State Anti-Takeover Statutes

Telewest	NTL
Subject to certain exceptions, Section 203 of the DGCL generally prohibits public corporations from engaging in significant business transactions, including mergers, with a holder of 15% or more of the corporation's stock, referred to as an interested stockholder, for a period of three years after the interested stockholder becomes an interested stockholder, unless the certificate of incorporation contains a provision expressly electing not to be governed by such a section. Telewest's restated certificate of incorporation expressly elects to be governed by Section 203 of the DGCL.	Same as Telewest.

Notice of Stockholder Proposals

Telewest	NTL
Under Telewest's bylaws, to be properly brought before the annual or any special meeting, business must be either (a) specified in the notice of meeting (or any supplement or amendment thereto) given by or at the direction of the board of directors (or any duly authorized committee thereof), (b) otherwise properly brought before the meeting by or at the direction of the board of directors (or any duly authorized committee thereof), or (c) solely in the case of the annual meeting, otherwise timely and properly brought before the meeting by any stockholder of Telewest. To be timely, written notice must be delivered to the Secretary of Telewest not less than seventy-five nor more than ninety days prior to the first anniversary of the date of the immediately preceding year's annual meeting of stockholders (provided, however, that if the date of the annual meeting is advanced more than thirty days prior to or delayed by more than thirty days after the anniversary of the preceding year's annual meeting, to be timely, notice by the stockholder must be so received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting is first given or made).	Same as Telewest.

ADDITIONAL INFORMATION

Legal Matters

        Legal matters relating to the validity of the securities issued in the merger and the reclassification will be passed upon by Sullivan & Cromwell.

Experts

NTL

        The consolidated financial statements and schedules of NTL Incorporated appearing in its Form 10-K/A Amendment No. 3 for the year ended December 31, 2004, and NTL Incorporated management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included in its Annual Report (Form 10-K), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and schedules and management's assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Telewest

        The consolidated financial statements of Telewest Global, Inc. as of December 31, 2004 and for the year then ended and the consolidated financial statements of Telewest Communications Plc as of December 31, 2003 and for each of the years in the two-year period then ended and for the six-month period ended June 30, 2004, have been incorporated by reference herein in reliance upon the report of KPMG Audit Plc, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Stockholder Proposals

NTL

        Proposals of stockholders intended to be presented at NTL's 2006 annual meeting pursuant to Rule 14a-8 under the Exchange Act must have been received by NTL at the address set forth on page 193 of this joint proxy statement/prospectus on or before December 10, 2005 to be considered for inclusion in its proxy statement and form of proxy relating to that meeting. Rules of the SEC set forth standards for the exclusion of some stockholder proposals from a proxy statement for an annual meeting.

        Pursuant to the advance notice requirements set forth in Article II, Section 4 of NTL's bylaws, it will consider notices of stockholder proposals to be brought before the 2006 annual meeting submitted outside the processes of Rule 14a-8 to be timely if it receives such notices not less than 75 days nor more than 90 days prior to the first anniversary of the 2005 annual meeting of stockholders. However, if the date of the 2006 annual meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the 2005 annual meeting, NTL will consider notices of stockholder proposals to be timely if it receives them not later than the close of business on the tenth day following the day on which notice of the date of the NTL annual meeting was mailed or public disclosure of the date of the NTL annual meeting is first given or made, whichever first occurs. The stockholder giving notice of such a proposal must be a stockholder of record of NTL on the date it gives notice and on the record date for the determination of stockholders entitled to notice of, and to vote at, the NTL annual meeting.

        The stockholder's notice must set forth as to each matter the stockholder proposes to bring before the NTL annual meeting:

  •
  a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the NTL annual meeting;

  •
  the name and record address of the stockholder proposing the business;

  •
  the class or series and number of shares of NTL's capital stock which are owned beneficially of record by the stockholder;

  •
  a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business and any material interest of the stockholder in such business; and

  •
  a representation that such stockholder intends to appear in person or by proxy at the NTL annual meeting to bring the business before the NTL annual meeting.

        The proposal or notice should be directed to the attention of the Secretary, NTL Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022.

        No business proposed by a stockholder will be conducted at the NTL annual meeting except business brought before the meeting in accordance with the procedures set forth in Article II, Section 4 of NTL's bylaws summarized above or under Rule 14a-8. An officer of NTL presiding at the meeting shall, if the facts warrant, determine and declare to the meeting that the business was not properly brought before the meeting in accordance with the provisions of Section 4 of the bylaws, and if the officer so determines, the officers shall declare to the meeting that any such business not properly brought before the meeting shall not be transacted.

        If the merger is completed, there will be no public participation in any future meetings of stockholders of NTL (including, if the merger is completed before the relevant record date, NTL's 2006 annual meeting). If the merger is not completed, however, NTL stockholders will continue to be entitled to attend and participate in NTL special meetings. If the merger is not completed, NTL will inform its stockholders, by press release or other means determined reasonable by NTL, of the date by which stockholder proposals must be received by NTL for inclusion in the proxy materials relating to the annual meeting, which proposals must comply with the rules and regulations of the SEC then in effect.

Telewest

        Proposals of stockholders intended to be presented at Telewest's 2006 annual meeting pursuant to Rule 14a-8 under the Exchange Act must have been received by Telewest at the address on page 194 of this joint proxy statement/prospectus on or before December 12, 2005 to be considered for inclusion in its proxy statement and form of proxy relating to that meeting. Rules of the SEC set forth standards for the exclusion of some stockholder proposals from a proxy statement for an annual meeting.

        Pursuant to the advance notice requirements set forth in Article II, Section 4 of Telewest's bylaws, Telewest will consider notices of stockholder proposals to be brought before the 2006 annual meeting submitted outside the processes of Rule 14a-8 under the Exchange Act to be timely if it receives such notices not less than 75 days nor more than 90 days prior to the first anniversary of the 2005 annual meeting of stockholders. However, if the date of the 2006 annual meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the 2005 annual meeting, Telewest will consider notices of stockholder proposals to be timely if it receives them not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting is first given or made, whichever first occurs. You must be a stockholder of record of Telewest on the date you give the notice and on the record for the determination of stockholders entitled to notice of, and to vote at, the Telewest annual meeting.

        The stockholder's notice must set forth as to each matter the stockholder proposes to bring before the Telewest annual meeting:

  •
  a brief description of the business desired to be brought before the Telewest annual meeting and the reasons for conducting such business at the Telewest annual meeting;

  •
  the name and record address of the stockholder proposing the business;

  •
  the class or series and number of shares of Telewest capital stock which are owned beneficially or of record by the stockholder;

  •
  a description of all arrangements or understandings between such stockholder and any other person or persons (including their name) in connection with the proposal of such business and any material interest of the stockholder in such business; and

  •
  a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring the business before the annual meeting.

        The proposal or notice should be directed to the attention of the Secretary, Telewest Global, Inc., c/o 160 Great Portland Street, London W1W 5QA, United Kingdom.

        No business proposed by a stockholder will be conducted at the Telewest annual meeting except business brought before the meeting in accordance with the procedures set forth in Article II, Section 4 of Telewest's bylaws and summarized above. An officer of Telewest presiding at the meeting shall, if the facts warrant, determine and declare to the meeting that the business was not properly brought before the meeting in accordance with the provisions of Article II, Section 4 of Telewest's bylaws, and if the officer so determines, the officer shall declare to the meeting that any such business not properly brought to the meeting shall not be transacted.

Where You Can Find More Information

        Telewest has filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the securities being offered by this joint proxy statement/prospectus. This joint proxy statement/prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the exhibits thereto. You should refer to the registration statement, including its exhibits and schedules, for further information about Telewest and the securities being offered hereby.

        NTL and Telewest are each subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, NTL and Telewest each file periodic reports and other information with the SEC. You may read and copy any document that Telewest or NTL files at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. You may also inspect such filings on the internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this joint proxy statement/prospectus is not incorporated by reference in this joint proxy statement/prospectus. In addition, copies of documents filed by NTL and Telewest with the SEC are also available by contacting NTL or Telewest, as applicable, by writing or telephoning their offices of Investor Relations:

NTL Incorporated 909 Third Avenue, Suite 2863 New York, New York 10022 United States Attention: Investor Relations Telephone: +1 (212) 739-6724	Telewest Global, Inc. c/o 160 Great Portland Street London W1W 5QA United Kingdom Attention: Investor Relations Telephone: +44 (0) 20 7299 5479

        The SEC allows NTL and Telewest to "incorporate by reference" information into this joint proxy statement/prospectus, which means that they can disclose important information about NTL and Telewest to you by referring you to other documents. The information incorporated by reference is an important part of this joint proxy statement/prospectus, and is deemed to be part of this joint proxy statement/prospectus except for any information superseded by this joint proxy statement/prospectus or any other document incorporated by reference into this joint proxy statement/prospectus. Any statement, including financial statements, contained in NTL's or Telewest's Annual Report on Form 10-K for the year ended December 31, 2004 shall be deemed to be modified or superseded to the extent that a statement, including financial statements, contained in this joint proxy statement/prospectus or in any other later incorporated document modifies or supersedes that statement. We incorporate by reference the documents listed below and any future filings made by NTL or Telewest with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act up to, and including, the date of the respective special meetings of NTL and Telewest:

NTL Filings	Period and Date Filed
Annual Report on Form 10-K	Year ended December 31, 2004, as filed on March 16, 2005, and as amended on April 8, 2005, August 9, 2005 and September 8, 2005.
Quarterly Report on Form 10-Q	Quarter ended March 31, 2005, as filed on May 10, 2005, and amended on August 9, 2005.
Quarterly Report on Form 10-Q	Quarter ended June 30, 2005, as filed on August 9, 2005.
Quarterly Report on Form 10-Q	Quarter ended September 30, 2005, as filed on November 8, 2005.
Current Reports on Form 8-K	Filed on May 5, 2005, May 27, 2005, June 17, 2005, July 14, 2005, August 17, 2005, October 3, 2005, October 6, 2005, December 15, 2005, December 15, 2005, December 21, 2005 and January 18, 2006.
Annual Proxy Statement on Schedule 14A	Filed on April 5, 2005.

Telewest Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2004, as filed on March 22, 2005.
Quarterly Report on Form 10-Q	Quarter ended March 31, 2005, as filed on May 12, 2005.
Quarterly Report on Form 10-Q	Quarter ended June 30, 2005, as filed on August 11, 2005.
Quarterly Report on Form 10-Q	Quarter ended September 30, 2005, as filed on November 10, 2005.
Current Reports on Form 8-K
Filed on January 4, 2005, January 26, 2005, February 9, 2005, April 7, 2005, May 9, 2005, June 17, 2005, October 6, 2005, October 6, 2005, December 20, 2005, December 21, 2005, January 4, 2006 and January 25, 2006.
Annual Proxy Statement on Schedule 14A	Filed on April 11, 2005.
Form 8-A	Filed on August 3, 2004, and as amended on October 3, 2005.
Description of Telewest common stock set forth in Telewest's Registration Statement on Form S-4	Filed on April 28, 2004.

        Neither NTL nor Telewest has authorized anyone to give any information or make any representation about the merger or related transactions, NTL or Telewest that is different from, or in addition to, the information contained in this joint proxy statement/prospectus or in any of the materials that we have incorporated into this joint proxy statement/prospectus by reference. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in the joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

APPENDICES

Amended and Restated Agreement and Plan of Merger, as amended by Amendment No 1. thereto (Composite Conformed Copy)	Appendix A
Form of Second Restated Certificate of Incorporation of Telewest Global, Inc.	Appendix B
Opinion of Deutsche Bank AG	Appendix C
Opinion of Rothschild Inc.	Appendix D
Opinion of Goldman Sachs & Co.	Appendix E
Opinion of Evercore Group, Inc.	Appendix F

Composite Conformed Copy

Appendix A

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

dated as of

December 14, 2005

among

NTL INCORPORATED,

TELEWEST GLOBAL, INC.,

NEPTUNE BRIDGE BORROWER LLC

and

solely with respect to Section 11.11(b) of this Agreement and the other Sections of Article 11 of this Agreement to the extent relating thereto,

MERGER SUB INC.

(as amended by Amendment No. 1 to the Amended and Restated Agreement
and Plan of Merger, dated as of January 30, 2006)

Index of Exhibits and Schedules

Exhibit A—[Reserved]
Exhibit B—Second Restated Certificate of Incorporation of Parent
Exhibit C—Form of Supplemental Warrant Agreement
Exhibit D—Form of Rule 145 Letter for Company Affiliates
Exhibit E—Form of Representation Letter of Parent
Exhibit F—Form of Representation Letter of the Company
Exhibit G—Form of Opinion of Sullivan & Cromwell LLP
Exhibit H—Form of Opinion of Davis Polk & Wardwell

Company Disclosure Schedule

Parent Disclosure Schedule

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

        AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (as amended by Amendment No. 1 dated January 30, 2006, this "Agreement") dated as of December 14, 2005, among NTL Incorporated, a Delaware corporation (the "Company"), Telewest Global, Inc., a Delaware corporation ("Parent"), Neptune Bridge Borrower LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("Merger Subsidiary"), and, solely with respect to Section 11.11(b) of this Agreement and the other Sections of Article 11 of this Agreement to the extent relating thereto, Merger Sub Inc., a wholly owned subsidiary of the Company ("Original Merger Subsidiary").

W I T N E S S E T H:

        WHEREAS, the Company, Parent and Original Merger Subsidiary are parties to an Agreement and Plan of Merger (the "Original Merger Agreement") dated as of October 2, 2005 (the "Original Merger Agreement Date") that contemplated, among other things, the acquisition of Parent by way of a merger of Original Merger Subsidiary with and into Parent;

        WHEREAS, Section 11.06 of the Original Merger Agreement gave the Company the right, in its absolute discretion, to elect to effect the merger contemplated by the Original Merger Agreement as an Alternative Merger (as defined in Section 11.06 of the Original Merger Agreement);

        WHEREAS, the Company has elected to exercise its right under Section 11.06 of the Original Merger Agreement and, as such, the parties to the Original Merger Agreement have agreed, pursuant to Section 11.06(b) and Section 11.03 of the Original Merger Agreement, to amend and restate the Original Merger Agreement in its entirety as set forth in this Agreement pursuant to which, among other things, Original Merger Subsidiary will be released from its obligations under the Original Merger Agreement and Merger Subsidiary will become a party to this Agreement;

        WHEREAS, the respective Boards of Directors of the Company and Parent have approved this Agreement pursuant to which, among other things, (i) subject to certain exceptions, the Board of Directors of Parent will recommend to its stockholders that the Restated Certificate of Incorporation of Parent be amended and restated in its entirety as contemplated hereby in order to, among other things, reclassify each share of Parent Stock into (x) 0.2875 shares of New Parent Stock and (y) one share of Parent Class B Redeemable Common Stock (as defined below) that will automatically be redeemed (the "Parent Common Stock Redemption") for the Redemption Consideration at the Effective Time pursuant to and as set forth in the Charter Amendment, and (ii) immediately following such reclassification, Merger Subsidiary will be merged with and into the Company, in each case, on the terms and subject to the conditions set forth in this Agreement;

        WHEREAS, the Board of Directors of the Company deems it advisable that the stockholders of the Company approve and adopt this Agreement;

        WHEREAS, the Board of Directors of Parent deems it advisable that the stockholders of Parent (i) approve the Charter Amendment, and (ii) approve the issuance of shares of New Parent Stock to be issued in the Merger;

        WHEREAS, the parties intend the Charter Amendment and the Parent Common Stock Redemption to function as a mechanism to effect a redemption of a portion of the Parent Stock;

        WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code and the rules and regulations promulgated thereunder;

        WHEREAS, for U.S. federal income tax purposes, it is intended that this Agreement shall constitute a plan of reorganization within the meaning of Section 368(a) of the Code and the rules and regulations promulgated thereunder;

        WHEREAS, Parent and the Company intend the Charter Amendment and the Parent Common Stock Redemption to qualify as a redemption, within the meaning of Section 317 of the Code, governed by Section 302 of the Code, of a portion of each share of Parent Stock for cash in an amount equal to the Redemption Consideration, such redemption occurring as part of a single integrated transaction that includes the issuance of New Parent Stock in the Merger; and

        WHEREAS, immediately after the Effective Time, the name of Parent will be changed from Telewest Global, Inc. to NTL Incorporated by way of a merger of Name Change Subsidiary with and into Parent, pursuant to and in accordance with the provisions of Section 253 of Delaware Law, with Parent as the surviving corporation, which merger will be effected as set forth herein solely for the purpose of such name change (such merger, the "Name Change Merger").

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

        Section 1.01.    Definitions.    (a) As used herein, the following terms have the following meanings:

        "Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any offer or proposal with respect to any of the following, whether in one transaction or a series of related transactions: (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of Parent or any of its Significant Subsidiaries, or over 20% of any class of equity or voting securities of Parent or any of its Significant Subsidiaries; (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 20% or more of any class of equity or voting securities of Parent or any of its Significant Subsidiaries; or (iii) any merger, consolidation, share exchange, business combination, sale of assets outside the ordinary course of business, spin-off, other disposition, joint venture, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Parent or any of its Subsidiaries that involves the acquisition, purchase, conversion or disposition, direct or indirect, of (A) more than 20% of any class of equity or voting securities of Parent or any of its Significant Subsidiaries, (B) assets, individually or in the aggregate, constituting more than 20% of the consolidated assets of Parent or any of its Significant Subsidiaries, or (C) all or a significant portion of Parent's or any of its Subsidiaries' ownership interest in, or all or a significant portion of the assets of, the Flextech Group.

        "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided that, as used in this definition, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and provided, further, that (i) none of Parent nor any of its controlled Affiliates shall be deemed to be an Affiliate of the Company or any of its controlled Affiliates, (ii) none of the Company nor any of its controlled Affiliates shall be deemed to be an Affiliate of Parent or any of its controlled Affiliates, (iii) none of Huff nor any of its Affiliates (other than Parent and its controlled Affiliates) shall be deemed to be an Affiliate of Parent or any of its controlled Affiliates, and (iv) none of Huff nor any of its Affiliates (other than the Company and its controlled Affiliates) shall be deemed to be an Affiliate of the Company or any of its controlled Affiliates.

        "Applicable Law" means, with respect to any Person, any international, national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

        "Business Day" means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York or London, England are authorized or required by Applicable Law to close.

        "Charter Amendment" means the Second Restated Certificate of Incorporation of Parent in the form attached hereto as Exhibit B that contemplates (i) the reclassification of each share of Parent Stock into the Reclassification Consideration, (ii) the automatic redemption, at the Effective Time, of the Parent Class B Redeemable Common Stock for the Redemption Consideration, and (iii) certain other amendments as set forth in such Second Restated Certificate of Incorporation.

        "Closing Date" means the date on which the Effective Time occurs.

        "Code" means the U.S. Internal Revenue Code of 1986.

        "Communications Laws" means the U.K. Broadcasting Act 1990, the U.K. Broadcasting Act 1996, the U.K. Communications Act 2003, the U.K. Wireless Telegraphy Act 1949 and all similar U.K. legislation and European Union regulations and directives and all rules and regulations of OFCOM.

        "Company Balance Sheet" means the consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company 10-Q.

        "Company Balance Sheet Date" means June 30, 2005.

        "Company Communications Licenses" means all licenses, franchises, agreements, permits, registrations or other authorizations granted by any Governmental Authority to the Company or any of its Subsidiaries, or which the Company or any of its Subsidiaries takes the benefit of, under any Communications Laws, including all certificates of compliance which are required to be issued by or filed with OFCOM or any other Governmental Authority.

        "Company Material Adverse Effect" means (a) a material adverse effect on the financial condition, business, assets, liabilities, properties or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) an effect which prevents or materially delays or materially impairs the Company's ability to consummate the transactions contemplated by this Agreement, excluding, in the case of clause (a), any such effect resulting from (i) changes generally affecting the industries in the United Kingdom in which the Company and its Subsidiaries operate except to the extent such changes disproportionately affect the Company and its Subsidiaries, (ii) changes generally affecting global economic conditions or financial markets in the United States or the United Kingdom, except to the extent such changes disproportionately affect the Company and its Subsidiaries, (iii) changes that are the result of acts of war or terrorism, except to the extent such changes disproportionately affect the Company and its Subsidiaries, or (iv) any loss of, or adverse change in, the relationship of the Company and its Subsidiaries with their respective customers, employees or suppliers resulting from the pendency or the announcement of the transactions contemplated by this Agreement or the Original Merger Agreement.

        "Company Permitted Liens" means (i) Liens disclosed on the Company Balance Sheet, (ii) Liens entered into pursuant to (A) the £2,425,000,000 Senior Facilities Agreement dated as of April 13, 2004 between the Company, NTL Investments Holdings Limited, and the lenders thereunder, and (B) the sterling-denominated 9.75% Senior Notes due 2014, the U.S. dollar-denominated 8.75% Senior Notes due 2014, the euro-denominated 8.75% Senior Notes due 2014 and the U.S. dollar-denominated Floating Rate Senior Notes due 2012, in each case, of NTL Cable Plc, (iii) Liens for Taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Company Balance Sheet), and (iv) Liens which do not materially detract from the value or materially interfere with any present or intended use of the property or assets to which such Lien relates.

        "Company Rights" means the preferred stock purchase rights issued pursuant to the Company Rights Agreement.

        "Company Rights Agreement" means the Rights Agreement dated as of January 10, 2003, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent thereunder.

        "Company Stock" means the common stock, par value $0.01 per share, of the Company.

        "Company 10-Q" means the Company's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2005.

        "Competition Commission" means the U.K. Competition Commission.

        "Delaware Law" means the General Corporation Law of the State of Delaware.

        "Delaware LLC Act" means the Limited Liability Company Act of the State of Delaware.

        "Enterprise Act" means the U.K. Enterprise Act 2002.

        "Environmental Law" means any Applicable Law concerning pollution, contamination and/or environment matters, including any matter relating to the effects of Hazardous Substances on human health and safety, waste, nuisance, discharges, emissions, deposits, disposals and releases to land, air and water, and the sale, import, export, manufacture, use, treatment, storage, handling, deposit, transport or disposal of Hazardous Substances.

        "Environmental Permits" means, with respect to any Person, all permits, licenses, certificates, approvals and other similar authorizations of any Governmental Authority relating to or required by any Environmental Law and affecting, or relating to, the business or past or present facilities of such Person or any of its Subsidiaries.

        "ERISA" means the U.S. Employee Retirement Income Security Act of 1974.

        "ERISA Affiliate" of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code, other than the UKTV Group.

        "Flextech Group" means (i) each Person required to be set forth in Section 4.06(c) of the Parent Disclosure Schedule, and (ii) each member of the UKTV Group.

        "Flextech Group Restructuring" means such restructuring of, or with respect to, the members of the Flextech Group, or all or a portion of their respective businesses, as the Company may request.

        "GAAP" means generally accepted accounting principles in the United States.

        "Governmental Antitrust Authority" means any court of law or Governmental Authority, in each case, to the extent exercising jurisdiction over enforcement of any applicable antitrust or competition laws.

        "Governmental Authority" means (i) any government or any state, department, local authority or other political subdivision thereof, (ii) any governmental body, agency, authority (including any central bank, taxing authority or transgovernmental or supranational entity or authority), minister or instrumentality (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, or (iii) the NASD or NASDAQ.

        "Governmental Authorizations" means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, amendments, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any Applicable Law, and all other actions, notices, filings, registrations, qualifications, declarations and designations by or of such Person with any Governmental Authority.

        "Hazardous Substance" means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any hazardous characteristics, including any substance, waste or material regulated under any Environmental Law.

        "Huff" means W.R. Huff Asset Management Co., L.L.C.

        "Indemnified Person" means a Company Indemnified Person or a Parent Indemnified Person.

        "Intellectual Property Rights" means all worldwide (i) inventions, whether or not patentable, (ii) patents and patent applications, (iii) trademarks, service marks, trade dress, logos, Internet domain names and trade names, whether or not registered, and all goodwill associated therewith, (iv) rights of publicity and other rights to use the names and likeness of individuals, (v) copyrights, rights in databases and related rights, whether or not registered, (vi) mask works, (vii) computer software, data, databases, files, and documentation and other materials related to the foregoing, (viii) trade secrets and confidential, technical and business information, (ix) all rights to any of the foregoing provided by bilateral or international treaties or conventions, (x) all other intellectual property or proprietary rights, and (xi) all rights to sue or recover and retain damages and costs and attorneys' fees for past, present and future infringement or misappropriation of any of the foregoing.

        "Irish Competition Act" means the Irish Competition Act, 2002.

        "IRS" means the U.S. Internal Revenue Service.

        "Knowledge" of any Person that is not an individual means the actual knowledge of any "executive officer" (as defined under the 1933 Act) of such Person after reasonable inquiry.

        "Lien" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien, any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

        "Merger Consideration" means the consideration payable to holders of Company Stock pursuant to Section 2.02.

        "Name Change Subsidiary" means a newly created, direct, wholly owned subsidiary of Parent, incorporated by Parent at the direction of the Company as a corporation in the State of Delaware for the sole purpose of effecting the Name Change Merger.

        "NASD" means the National Association of Securities Dealers, Inc.

        "NASDAQ" means The NASDAQ National Market.

        "New Parent Stock" means the common stock, par value $0.01 per share, of Parent from and after the Filing Time.

        "1933 Act" means the U.S. Securities Act of 1933.

        "1934 Act" means the U.S. Securities Exchange Act of 1934.

        "OFCOM" means the U.K. Office of Communications.

        "OFT" means the U.K. Office of Fair Trading.

        "Parent Balance Sheet" means the consolidated balance sheet of Parent as of the Parent Balance Sheet Date and the footnotes thereto set forth in the Parent 10-Q.

        "Parent Balance Sheet Date" means June 30, 2005.

        "Parent Class B Redeemable Common Stock" means the Class B Redeemable common stock, par value $0.01 per share, of Parent created pursuant to the Charter Amendment.

        "Parent Communications Licenses" means all licenses, franchises, agreements, permits, registrations or other authorizations granted by any Governmental Authority to Parent or any of its

Subsidiaries, or which Parent or any of its Subsidiaries takes the benefit of, under any Communications Laws, including all certificates of compliance which are required to be issued by or filed with OFCOM or any other Governmental Authority.

        "Parent Employee Plan" means, written or otherwise, (i) any "employee benefit plan", as defined in Section 3(3) of ERISA, (ii) any employment, consultancy, severance or similar agreement, plan, arrangement or policy, (iii) any other plan, agreement or arrangement providing for compensation, bonuses, profit-sharing, stock option or other equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), medical, dental, vision or prescription benefits, disability or sick leave benefits, life insurance, employee assistance program, workers' compensation, supplemental unemployment benefits, severance benefits or post-employment, retirement or pension benefits (including compensation, pension and health, medical or life insurance benefits), including the U.K. Pension Scheme, or (iv) any loan; in each case, which is maintained, administered, sponsored or contributed to, by Parent, any of its Subsidiaries or any of their respective ERISA Affiliates and covers or extends to any current or former director, employee or independent contractor of Parent or any of its Subsidiaries or with respect to which Parent or any of its Subsidiaries has any liability.

        "Parent Facility Property" means any property on which any transit switch building or premise, head end or hub end building or premise, digital media center or similar facility, or network monitoring center or similar facility, in each case, of Parent or any of its Subsidiaries is located.

        "Parent Long-Term Incentive Plan" means Parent's Long-Term Incentive Plan adopted by the stockholders of Parent at its annual meeting held on May 9, 2005.

        "Parent Material Adverse Effect" means (a) a material adverse effect on the financial condition, business, assets, liabilities, properties or results of operations of Parent and its Subsidiaries, taken as a whole, or (b) an effect which prevents or materially delays or materially impairs the ability of Parent or Merger Subsidiary to consummate the transactions contemplated by this Agreement, excluding, in the case of clause (a), any such effect resulting from (i) changes generally affecting the industries in the United Kingdom in which Parent and its Subsidiaries operate except to the extent such changes disproportionately affect Parent and its Subsidiaries, (ii) changes generally affecting global economic conditions or financial markets in the United States or the United Kingdom, except to the extent such changes disproportionately affect Parent and its Subsidiaries, (iii) changes that are the result of acts of war or terrorism, except to the extent such changes disproportionately affect Parent and its Subsidiaries, (iv) any loss of, or adverse change in, the relationship of Parent and its Subsidiaries with their respective customers, employees or suppliers resulting from the pendency or the announcement of the transactions contemplated by this Agreement or the Original Merger Agreement, (v) the effects of any Flextech Group Restructuring or other action taken since the Original Merger Agreement Date or omitted to be taken at the direction or request of the Company, or (vi) the matters referred to in Section 1.01(a) of the Company Disclosure Schedule.

        "Parent Rights" means the preferred stock purchase rights issued pursuant to the Parent Rights Agreement.

        "Parent Rights Agreement" means the Rights Agreement dated as of March 25, 2004, between Parent and The Bank of New York, as Rights Agent thereunder.

        "Parent Stock" means the common stock, par value $0.01 per share, of Parent existing immediately prior to the Filing Time.

        "Parent 10-Q" means Parent's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2005.

        "Permitted Liens" means (i) Liens disclosed on the Parent Balance Sheet, (ii) Liens entered into pursuant to (A) the £1,550,000,000 Senior Facilities Agreement, dated December 21, 2004, between

Telewest UK Limited, Telewest Communications Networks Limited, Telewest Global Finance LLC and the lenders thereunder, (B) the £250,000,000 Second Lien Facility Agreement, dated December 21, 2004, between Telewest UK Limited, Telewest Communications Networks Limited, Telewest Global Finance LLC and the lenders thereunder, and (C) the £130,000,000 Facilities Agreement, dated May 10, 2005, between Flextech Broadband Limited, Flextech Broadcasting Limited and the lenders thereunder, (iii) Liens for Taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Parent Balance Sheet), and (iv) Liens which do not materially detract from the value or materially interfere with any present or intended use of the property or assets to which such Lien relates.

        "Person" means an individual, corporation, body corporate, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

        "Progco" means UK Programme Distribution Limited, a company incorporated under the laws of England and Wales.

        "Reclassification Consideration" means, for each share of Parent Stock, (i) 0.2875 shares of New Parent Stock, together with cash in lieu of fractional shares of New Parent Stock (without interest), and (ii) one share of Parent Class B Redeemable Common Stock.

        "Redemption Consideration" means, for each share of Parent Class B Redeemable Common Stock, $16.25 in cash, without interest.

        "Relevant Benefits" has the meaning given to such term in Section 612(l) of the U.K. Income and Corporation Taxes Act 1988.

        "Sarbanes-Oxley Act" means the U.S. Sarbanes-Oxley Act of 2002.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Senior Programme License Agreements" means (i) the Senior Programme License Agreement dated as of April 25, 1997 between Progco and BBC Worldwide Limited, as amended, and (ii) the Senior Programme License Agreement dated as of July 15, 2004 between Progco and BBC Worldwide Limited, as amended, or each of them as the context may require.

        "Significant Subsidiary" means, with respect to any Person, a Subsidiary of such Person that would constitute a "significant subsidiary" within the meaning of Rule 1-02 of Regulation S-X under the 1934 Act.

        "Subsidiary" means, (i) with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person (for the avoidance of doubt, specifically excluding Front Row Limited and, with respect to Parent, the UKTV Group), and (ii) with respect to Parent, in addition to any entity that would be a Subsidiary pursuant to clause (i), any member of the UKTV Group.

        "Third Party" means any Person, including as defined in Section 13(d) of the 1934 Act (other than the Company or any of its controlled Affiliates, or Parent or any of its controlled Affiliates) and the directors, officers, employees, agents and advisors of such Person, in each case, acting in such capacity.

        "Transaction Consideration" means, for each share of Parent Stock, (i) 0.2875 shares of New Parent Stock, together with cash in lieu of fractional shares of New Parent Stock (without interest), and (ii) the Redemption Consideration.

        "U.K. Pension Scheme" means the Telewest Global Pension Plan or the trustees of such scheme from time to time, as the context determines.

        "UKTV Group" means each Person engaged in the business of supplying television programming and related services to those entities participating in the U.K. multi-channel television market and in which Parent and/or any of its Subsidiaries, on the one hand, and the British Broadcasting Corporation and/or any of its Affiliates, on the other hand, own any equity, ownership, profit, or voting interest, and any Subsidiary of any such Person; provided that, Progco and its Subsidiaries, if any, shall not be deemed to be members of the UKTV Group.

        "Warrants" means the Series A warrants of the Company to purchase shares of Company Stock.

        "Warrant Agreement" means the Series A Warrant Agreement dated as of January 10, 2003 between NTL Incorporated and Continental Stock Transfer and Trust Company, as Warrant Agent.

        (b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adjusted Company Option	2.05(a)
Adjusted Parent Option	2.04(a)
Adjusted Parent SAR	2.04(a)
Adjusted Restricted Stock Award	2.05(b)
Adjusted RSU Award	2.05(b)
Adverse Parent Recommendation Change	6.04
Agreement	Preamble
Certificates	2.03(a)
Claims	6.03(a)
Commitment Letter	5.19(a)
Company	Preamble
Company Board Recommendation	5.02(b)
Company Certificates	2.03(a)
Company Closing Per Share Amount	2.04(a)
Company Disclosure Schedule	Article 5
Company Financial Advisors	5.14
Company Indemnified Person	6.03(a)
Company License Consents	5.03
Company Restricted Stock Award	2.05(b)
Company RSU Award	2.05(b)
Company Rule 145 Affiliate	7.03
Company SEC Documents	5.07(a)
Company Stock Options	2.05(a)
Company Stock Plans	2.05(a)
Company Stockholder Approval	5.02(a)
Company Stockholder Meeting	7.02
Company Subsidiary Securities	5.06(b)
Company U.S. Assets	5.03(b)
Confidentiality Agreement	6.08
Conversion Ratio	2.04(a)
Costs	6.03(a)
Effective Time	2.01(b)
End Date	10.01(b)
Excepted Employees	6.01(m)
Exchange Agent	2.03(a)
Filing Time	2.01(b)
Financing	5.19(a)
Flextech Transaction	6.10(a)

Flextech Transaction Party	6.10(a)
Joint Proxy Statement/Prospectus	4.09(b)
Lenders	5.19(a)
Merger	2.01(a)
Merger Subsidiary	Preamble
Minister	8.01(b)
Name Change Merger	Preamble
Original Merger Agreement	Preamble
Original Merger Agreement Date	Preamble
Original Merger Subsidiary	Preamble
Parent	Preamble
Parent Board Recommendation	4.02(b)
Parent Certificates	2.03(a)
Parent Closing Per Share Amount	2.04(a)
Parent Common Stock Redemption	Preamble
Parent Disclosure Schedule	Article 4
Parent Facility Lease	4.20(a)
Parent Financial Advisors	4.14(a)
Parent Indemnified Person	6.03(a)
Parent Insurance Policies	4.23
Parent Joint Venture Agreement	4.06(d)
Parent Joint Venture Entity	4.06(d)
Parent Joint Venture Securities	4.06(d)
Parent License Consents	4.03
Parent Material Contract	4.20(b)
Parent SARs	2.04(a)
Parent SEC Documents	4.07
Parent Securities	4.05(b)
Parent Stock Options	2.04(a)
Parent Stock Plan	4.05(a)
Parent Stockholder Approval	4.02(a)
Parent Stockholder Meeting	6.04
Parent Subsidiary Securities	4.06(b)
Surviving Corporation	2.01(a)
Parent U.S. Assets	4.03(c)
Payment Event	11.04(b)
Predecessor Company	5.08
Prior Plan	6.07(b)
Registration Statement	4.09(a)
Regulatory Material Adverse Effect	8.01(d)
Representatives	6.08
Superior Proposal	6.08
Surviving Corporation	2.01(a)
Tax	4.16(k)
Tax Return	4.16(k)
Tax Sharing Agreements	4.16(k)
Taxing Authority	4.16(k)
TUPE	4.17(j)
Uncertificated Company Shares	2.03(a)
Uncertificated Parent Shares	2.03(a)

Uncertificated Shares	2.03(a)
U.S. Disclosure Filings	8.02(a)
Whitewash Procedure	6.10(b)

        Section 1.02.    Other Definitional and Interpretative Provisions.    The words "hereof", "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein, provided that any information disclosed in an Exhibit or Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement (except where such information is affirmatively required to be so disclosed). Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation", whether or not they are in fact followed by those words or words of like import. "Writing", "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute are to that statute, as amended from time to time, and to the rules and regulations promulgated thereunder. References to any agreement or contract (including terms that are defined in this Agreement) are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that, with respect to any agreement or contract listed on any Schedules annexed hereto, all such amendments, modifications or supplements must also be listed in such Schedules. References to any Person include the successors and permitted assigns of that Person. References to the parties mean the parties to this Agreement, unless otherwise specified. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. References to "law", "laws" or to a particular statute or law shall be deemed also to include any Applicable Law. References in this Agreement to any United States legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than that of the United States, be deemed to include what most nearly approximates in that jurisdiction to the United States legal term. References in this Agreement to "the date hereof" or "the date of this Agreement" shall refer to December 14, 2005. For the avoidance of doubt, (i) references in this Agreement to "the transactions contemplated by this Agreement" and similar references shall be deemed to include the transactions contemplated by the Charter Amendment (including the Parent Common Stock Redemption and the Name Change Merger), and (ii) the covenants contained in this Agreement shall be deemed to have been effective and binding obligations from the Original Merger Agreement Date (other than those covenants to the extent relating to Merger Subsidiary, the Charter Amendment, the reclassification of Parent Stock contemplated by the Charter Amendment, or the Parent Common Stock Redemption, which covenants shall be effective and binding obligations as of the date hereof and those covenants to the extent relating to the Name Change Subsidiary or the Name Change Merger, which covenants shall be effective and binding obligations as of January 30, 2006).

ARTICLE 2
THE RECLASSIFICATION, THE MERGER AND THE NAME CHANGE

        Section 2.01.    The Reclassification, the Merger and the Name Change.    (a) Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Subsidiary shall be merged (the "Merger") with and into the Company in accordance with Delaware Law and the Delaware LLC Act, whereupon the separate existence of Merger Subsidiary shall cease and the Company shall be the surviving entity in the Merger (the "Surviving Corporation").

        (b)    As soon as practicable (and, in any event, within five Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article 9, other than conditions that by their nature are to be satisfied at the Effective Time and will in fact be satisfied at the Effective Time, (i) as part one of a three-part filing, Parent shall file the Charter Amendment with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Charter Amendment, (ii) simultaneously, and as part two of the same three-part filing, the Company shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law and the Delaware LLC Act in connection with the Merger, and (iii) simultaneously, and as part three of the same three-part filing, Parent shall file a certificate of ownership and merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Name Change Merger in order to effect such merger. The Charter Amendment shall become effective at such time as it is duly filed with the Delaware Secretary of State (or such later time as may be agreed by the parties in writing and specified in the Charter Amendment) (such time, the "Filing Time"). The certificate of merger filed in connection with the Merger shall specify that the Merger shall become effective immediately after the Filing Time (such effective time, the "Effective Time"). The certificate of ownership and merger filed in connection with the Name Change Merger shall specify that the Name Change Merger shall become effective immediately after the Effective Time. The Company and Merger Subsidiary each agrees that it shall not, without the prior written consent of Parent, in the case of any action by the Company, or without the written consent of the Company, in the case of any action by Merger Subsidiary, take any action to terminate, amend or withdraw the certificate of merger filed in connection with the Merger. Parent agrees that it shall not, without the prior written consent of the Company, take any action to terminate, amend or withdraw the certificate of ownership and merger filed in connection with the Name Change Merger.

        (c)    From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law and the Delaware LLC Act.

        Section 2.02.    Conversion of Shares in the Merger; Treatment of Warrants.    (a) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

  (i)
  except as otherwise provided in Section 2.02(a)(ii), each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive 2.5 shares of New Parent Stock, together with cash in lieu of fractional shares of New Parent Stock (without interest);

  (ii)
  each share of Company Stock held by the Company as treasury stock immediately prior to the Effective Time shall be canceled and shall cease to exist, and no payment shall be made with respect thereto; and

  (iii)
  the limited liability company interests in Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become, in aggregate, 1,000 shares of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

        (b)    At the Effective Time, pursuant to the terms and subject to the conditions contained in the Warrant Agreement, the Warrants shall automatically become exercisable for shares of New Parent Stock. Concurrently with the Effective Time, Parent and the Company shall enter into a supplemental warrant agreement with the Warrant Agent pursuant to the Warrant Agreement in the form attached hereto as Exhibit C providing for certain adjustments to the Warrants as specified in, and as required by, the Warrant Agreement.

        Section 2.03.    Surrender and Payment of Shares in the Reclassification and the Merger.    (a) Prior to the Effective Time, the Company, with Parent's prior approval (which shall not be unreasonably withheld or delayed), shall select an agent (the "Exchange Agent"), which shall be appointed by Parent and Merger Subsidiary on terms and conditions determined by the Company and reasonably acceptable to Parent and Merger Subsidiary, for the purpose of exchanging (i) for the Transaction Consideration (A) certificates that immediately prior to the Filing Time represented shares of Parent Stock (the "Parent Certificates"), and (B) uncertificated shares of Parent Stock (the "Uncertificated Parent Shares"), and (ii) for the Merger Consideration (A) certificates that immediately prior to the Effective Time represented shares of Company Stock (the "Company Certificates," and together with the Parent Certificates, the "Certificates"), and (B) uncertificated shares of Company Stock (the "Uncertificated Company Shares," and together with the Uncertificated Parent Shares, the "Uncertificated Shares"). Parent shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of shares of Parent Stock, in such manner as may be reasonably requested by the Company, (i) from time to time from and after the Filing Time, subject to Parent's option (as directed by the Company) in Section 2.03(b) to provide uncertificated book-entry shares, certificates representing such number of shares of New Parent Stock constituting that portion of the Reclassification Consideration as needed by the Exchange Agent at such time for exchange in accordance with this Article 2, and (ii) concurrently with the Effective Time, a cash amount in immediately available funds equal to the aggregate Redemption Consideration. From time to time from and after the Effective Time, Merger Subsidiary shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of shares of Company Stock, in such manner as may be reasonably requested by the Company, subject to Parent's option (as directed by the Company) in Section 2.03(b) to provide uncertificated book-entry shares, certificates representing such number of shares of New Parent Stock constituting that portion of the Merger Consideration as needed by the Exchange Agent at such time for exchange in accordance with this Article 2. The Exchange Agent will have no interest in any shares of New Parent Stock or cash deposited with it as set forth herein except for purposes of exchanging or distributing such shares and cash to the holders of shares of Parent Stock or the holders of shares of Company Stock, as applicable, as set forth herein. The New Parent Stock and the Parent Class B Redeemable Common Stock into which shares of Parent Stock are reclassified pursuant to the Charter Amendment shall be deemed to have been outstanding (but not further reclassified) or issued, as applicable, at the Filing Time, and the New Parent Stock into which shares of Company Stock are converted pursuant to the Merger shall be deemed to have been issued at the Effective Time. The Parent Class B Redeemable Common Stock shall only be issued in book-entry form and shall not be transferable. Prior to the Filing Time, Parent shall cause the transfer agent for the shares of Parent Stock to instruct the Exchange Agent or another financial institution reasonably acceptable to the Company to hold in trust (pending the Parent Common Stock Redemption) the shares of Parent Class B Redeemable Common Stock created pursuant to the Charter Amendment for the benefit of each holder of Parent Stock immediately prior to the Filing Time. Promptly (and, in any event, within two Business Days) after the Effective Time, (x) Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Parent Stock at the Filing Time, and (y) the Surviving Corporation shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent in accordance with the procedures set forth in the letter of transmittal) for use in such exchange, such letter of transmittal and instructions to be in such form and have such other provisions as Parent and the Company may reasonably agree.

        (b)    After the Effective Time, each holder of shares of Parent Stock that have been reclassified pursuant to the Charter Amendment shall be entitled to receive the Transaction Consideration in respect of Parent Stock represented by a Parent Certificate or Uncertificated Parent Share, upon (i) surrender to the Exchange Agent of a Parent Certificate, together with a properly completed letter of transmittal; or (ii) receipt of an "agent's message" by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Parent Shares. Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration in respect of the Company Stock represented by a Company Certificate or Uncertificated Company Share, upon (i) surrender to the Exchange Agent of a Company Certificate, together with a properly completed letter of transmittal; or (ii) receipt of an "agent's message" by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Company Shares. Any shares of New Parent Stock constituting part of the Transaction Consideration or the Merger Consideration, at Parent's option (as directed by the Company), shall be in uncertificated book-entry form, unless a physical certificate is required under Applicable Law. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Transaction Consideration or the Merger Consideration, as the case may be.

        (c)    If any portion of the Transaction Consideration or the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

        (d)    From and after the Effective Time, there shall be no further registration of transfers of shares of Parent Stock or Company Stock. If, after the Effective Time, Certificates are surrendered to or Uncertificated Shares are transferred to Parent or the Surviving Corporation, they shall be canceled and exchanged for the Transaction Consideration or the Merger Consideration, as the case may be, provided for, and in accordance with the procedures set forth, in this Article 2.

        (e)    Any portion of the Transaction Consideration or the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Parent Stock or Company Stock, as the case may be, six months after the Effective Time shall be returned to Parent upon demand, and any such holder who has not exchanged shares of Parent Stock or Company Stock for the Transaction Consideration or the Merger Consideration, as the case may be, in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent (for payment of the Transaction Consideration and any dividends and distributions with respect thereto), or the Surviving Corporation (for payment of the Merger Consideration and any dividends and distributions with respect thereto, unless such obligation is assumed by Parent pursuant to any agreement with Merger Subsidiary or the Surviving Corporation, in which case such holder shall look only to Parent for such payment), in respect of such shares without any interest thereon. Notwithstanding the foregoing, neither Parent nor the Surviving Corporation shall be liable to any holder of shares of Parent Stock or Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Parent Stock or

Company Stock one Business Day prior to such time when such amounts would otherwise escheat to or become property of any Governmental Authority, shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

        (f)    No dividends or other distributions with respect to any securities of Parent constituting part of the Transaction Consideration or the Merger Consideration, as the case may be, and no cash payment in lieu of fractional shares as provided in Section 2.08 and in the Charter Amendment, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section 2.03. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of Parent have been registered, (i) at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.08 and the Charter Amendment and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

        Section 2.04.    Parent Stock Options and Other Equity Awards.    (a) The terms of each outstanding option to purchase shares of Parent Stock ("Parent Stock Options") or stock appreciation right with respect to Parent Stock ("Parent SARs") granted under the Parent Stock Plan, whether or not exercisable or vested, shall be adjusted to provide that, at the Effective Time, each Parent Stock Option or Parent SAR, as applicable, outstanding immediately prior to the Effective Time shall be automatically converted into an option to acquire, or stock appreciation right with respect to (each such option, as so adjusted, an "Adjusted Parent Option" and each such stock appreciation right, as so adjusted, an "Adjusted Parent SAR"), on the same terms and conditions (including as to exercisability and vesting, taking into account, any acceleration resulting from the Merger) as were applicable under such Parent Stock Option, or Parent SAR, as applicable, the number of shares of New Parent Stock equal to (i) the number of shares of Parent Stock subject to such Parent Stock Option or Parent SAR, as applicable, multiplied by (ii) the Conversion Ratio, at a price per share of New Parent Stock equal to (A) the aggregate exercise price or base price for such Parent Stock Option or Parent SAR (which, with respect to the Parent SAR listed on Section 2.04 of the Parent Disclosure Schedule shall be zero), as applicable, divided by (B) the number of shares of New Parent Stock to which such Adjusted Parent Option or Adjusted Parent SAR is subject prior to application of rounding down of any fractional shares as described below; provided that (x) any fractional share of New Parent Stock resulting from an aggregation of all the shares of a holder subject to such Parent Stock Option or Parent SAR, as applicable, shall be rounded down to the nearest whole share and (y) the exercise price or base price of any Adjusted Parent Option or Adjusted Parent SAR, as applicable, shall be rounded up to the nearest whole cent; and provided further that any such exercise or base price of an Adjusted Parent Option or Adjusted Parent SAR shall not be less than the par value of a share of New Parent Stock. For purposes of this Section 2.04, "Conversion Ratio" means (I) the Parent Closing Per Share Amount (as defined below) divided by (II)(a) the closing price of a share of Company Stock on NASDAQ, as reported in the New York City edition of The Wall Street Journal, on the trading day immediately preceding the Closing Date divided by (b) 2.5 (the "Company Closing Per Share Amount"). For purposes of this Section 2.04, "Parent Closing Per Share Amount" means the sum of (1) $16.25 plus (2) 0.2875 multiplied by the Company Closing Per Share Amount.

        (b)    At the Filing Time, all shares of Parent restricted stock granted under the Parent Stock Plan outstanding as of the Filing Time that are then subject to restrictions and a substantial risk of forfeiture shall no longer be restricted or subject to risk of forfeiture and shall be automatically converted into the right to receive the Reclassification Consideration (and at the Effective Time the Parent Class B Redeemable Common Stock portion of the Reclassification Consideration shall be automatically converted into the right to receive the Redemption Consideration).

        (c)    Prior to the Effective Time, Parent shall (i) obtain any consents from holders of Parent Stock Options or Parent SARs, and (ii) make any appropriate amendments to the terms of the Parent Stock Plan, and the Board of Directors of Parent shall adopt appropriate resolutions, that, in the case of either clauses (i) or (ii), are necessary to give effect to the transactions contemplated by this Section 2.04. Notwithstanding any other provision of this Section 2.04, payment may be withheld in respect of any Parent Stock Option or Parent SAR, as applicable, until such necessary consents are obtained.

        Section 2.05.    Company Stock Options and Other Equity Awards.    (a) The terms of each outstanding option to purchase shares of Company Stock ("Company Stock Options") granted under the Company's 2003 Stock Option Plan or the Company's 2004 Stock Incentive Plan (collectively, the "Company Stock Plans"), whether or not exercisable or vested, shall be adjusted to provide that, at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time shall be automatically converted into an option to acquire (each such option, as so adjusted, an "Adjusted Company Option"), on the same terms and conditions (including as to exercisability and vesting) as were applicable under such Company Stock Option, the number of shares of New Parent Stock equal to (i) the number of shares of Company Stock subject to such Company Stock Option multiplied by (ii) 2.5, at a price per share of New Parent Stock equal to (A) the aggregate exercise price for such Company Stock Option divided by (B) the number of shares of New Parent Stock to which such Adjusted Company Option is subject prior to application of rounding down of any fractional shares as described below; provided that (x) any fractional share of New Parent Stock resulting from an aggregation of all the shares of a holder subject to such Company Stock Option shall be rounded down to the nearest whole share and (y) the exercise price of any Adjusted Company Option shall be rounded up to the nearest whole cent; and provided further that any such exercise price of an Adjusted Company Option shall not be less than the par value of a share of New Parent Stock.

        (b)    At the Effective Time, each award of Company restricted stock granted under the Company Stock Plans outstanding as of the Effective Time that is then subject to restrictions and a substantial risk of forfeiture ("Company Restricted Stock Award") and each award of Company restricted stock units granted under the Company Stock Plans outstanding as of the Effective Time ("Company RSU Award") shall be automatically converted into an equivalent award based upon shares of New Parent Stock (each such award of restricted stock, as so adjusted, an "Adjusted Restricted Stock Award" and each such restricted stock unit award, as so adjusted, an "Adjusted RSU Award") on the same terms and conditions as applied to such Company Restricted Stock Award or Company RSU Award, as applicable, immediately prior to the Effective Time. The number of shares of New Parent Stock subject to such Adjusted Restricted Stock Award or Adjusted RSU Award, as applicable, shall be equal to the number of shares of Company Stock subject to such Company Restricted Stock Award or Company RSU Award, as applicable, multiplied by 2.5; provided that any fractional share of New Parent Stock resulting from an aggregation of all the shares of a holder subject to such Company Restricted Stock Award or Company RSU Award, as applicable, shall be rounded to the nearest whole share.

        Section 2.06.    Registration Statement.    Parent shall, at the direction of the Company, take such actions as are necessary for the assumption of the Adjusted Company Options pursuant to Section 2.05, including the reservation, issuance and listing of New Parent Stock as is necessary to effectuate the transactions contemplated by Section 2.04 and Section 2.05. Parent shall, at the direction of the Company, prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the 1933 Act, with respect to the shares of New Parent Stock subject to the Adjusted Company Options and, where applicable, shall, at the direction of the Company, use its reasonable best efforts to have such registration statement declared effective as soon as practicable following the Effective Time and to maintain the effectiveness of such registration statement covering such Adjusted Company Options for so long as such adjusted options remain outstanding.

        Section 2.07.    Adjustments.    If, during the period between the Original Merger Agreement Date and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, any stock dividend thereon with a record date during such period, or any similar event (other than pursuant to and as set forth in the Charter Amendment), the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

        Section 2.08.    Fractional Shares.    No fractional shares of New Parent Stock shall be issued or delivered pursuant to the Charter Amendment or as a result of the Merger. All fractional shares of New Parent Stock that a holder of shares of Parent Stock would otherwise be entitled to receive as a result of the Charter Amendment or that a holder of shares of Company Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the Company Closing Per Share Amount by the fraction of a share of New Parent Stock to which such holder would otherwise have been entitled.

        Section 2.09.    Withholding Rights.    Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of national, federal, state or local Tax law. If the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock in respect of which the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

        Section 2.10.    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, as the case may be, the posting by such Person of a bond, in such reasonable amount as Parent or the Surviving Corporation, as the case may be, may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Transaction Consideration or the Merger Consideration to be paid in respect of the shares of Parent Stock or Company Stock, as the case may be, represented by such Certificate, as contemplated by the Charter Amendment and this Article 2.

        Section 2.11.    Alternative Merger Structure.    Notwithstanding any other provision of this Agreement to the contrary, the parties hereto agree that the Company may, at any time prior to the occurrence of the events referred to in clauses (i) and (ii) of Section 2.01(b), elect by serving a written notice to Parent to effect the Merger as a merger of the Company with and into Merger Subsidiary with Merger Subsidiary as the surviving entity in the merger so long as such election does not delay the Merger, adversely affect the Financing or adversely affect the stockholders or directors of Parent. In such event, the parties hereto agree that they will amend this Agreement to reflect the structure of that alternative merger while maintaining, as closely as possible, the substance of the agreements herein (except for the economic substance, which shall remain the same).

        Section 2.12.    Surviving Corporation of the Name Change Merger; Effect on Shares.    The certificate of incorporation and bylaws of Parent in effect at the effective time of the Name Change Merger shall be the certificate of incorporation and bylaws of the surviving corporation in the Name Change Merger. The directors and officers of Parent at the effective time of the Name Change Merger shall be the directors and officers of the surviving corporation in the Name Change Merger. The Name Change

Merger shall have no effect on the shares of capital stock of Parent, and such shares shall continue to remain outstanding as shares of capital stock of the surviving corporation in the Name Change Merger upon the effective time of such merger. The shares of capital stock of Name Change Subsidiary shall be canceled and shall cease to exist upon the effective time of the Name Change Merger.

        Section 2.13.    Approval of Name Change Merger Certificate.    As promptly as practicable after January 30, 2006, and in any event prior to the Filing Time, (i) Parent shall incorporate Name Change Subsidiary at the direction of the Company, (ii) Parent's Board of Directors shall resolve, in accordance with Section 253 of the Delaware Law, to effect the Name Change Merger and approve the certificate of ownership and merger to be filed in connection with the Name Change Merger (which certificate of ownership and merger shall be agreed between Parent and the Company in advance of such approval), and (iii) Parent shall provide to the Company a true and complete copy of the resolutions referred to in the preceding clause (ii). Parent and the Company hereby agree that Parent's Board of Directors may take the actions described in clause (ii) of the immediately preceding sentence at the next meeting of Parent's Board of Directors after January 30, 2006; provided, however, that Parent agrees that, in any case, it shall have a meeting of its Board of Directors prior to the Closing Date.

ARTICLE 3
SURVIVING CORPORATION

        Section 3.01.    Certificate of Incorporation.    The certificate of incorporation of the Company in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation and, at the Effective Time, such certificate of incorporation shall be amended to change the name of the Surviving Corporation to NTL Holdings Inc.

        Section 3.02.    Bylaws.    The bylaws of the Company in effect at the Effective Time shall be the bylaws of the Surviving Corporation.

        Section 3.03.    Directors and Officers.    From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the officers of Merger Subsidiary at the Effective Time (which officers shall be selected by the Company in its sole discretion and appointed by Parent immediately prior to the Effective Time) shall be the officers of the Surviving Corporation, and (ii) the directors of the surviving corporation shall be one or more of the officers of Merger Subsidiary (selected as set forth in clause (i)) as selected by the Company in its sole discretion.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT

        Except as set forth in the Parent Disclosure Schedule dated as of the Original Merger Agreement Date and delivered to the Company on the date hereof (the "Parent Disclosure Schedule"), Parent represents and warrants to the Company on the Original Merger Agreement Date (or, to the extent relating to (i) Merger Subsidiary, the Charter Amendment, the reclassification of Parent Stock contemplated by the Charter Amendment, the Parent Common Stock Redemption, the Merger Consideration, or the opinions of the Parent Financial Advisors, on the date hereof, and (ii) Name Change Subsidiary, as of the Effective Time only) and as of the Effective Time as follows (it being agreed that, for purposes of this Article 4, those representations and warranties that pertain to any Subsidiary of Parent that is a member of the UKTV Group shall be deemed to have been made to the Knowledge of Parent):

        Section 4.01.    Corporate Existence and Power.    Each of Parent, Merger Subsidiary and Name Change Subsidiary is duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate or limited liability company powers, as the case may be, and all Governmental Authorizations required to carry on its business as now conducted, except for those Governmental Authorizations the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Prior to the Original Merger Agreement Date (or, in the case of Merger Subsidiary, the date hereof), Parent has made available to the Company true and complete copies of the certificate of incorporation and bylaws of Parent, and the certificate of formation and limited liability company agreement of Merger Subsidiary, in each case, as currently in effect. Prior to the Closing Date, Parent has made available to the Company true and complete copies of the certificate of incorporation and bylaws of Name Change Subsidiary, as then in effect. Since the date of its formation, each of Merger Subsidiary and Name Change Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.

        Section 4.02.    Corporate Authorization.    (a) The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent, Merger Subsidiary and Name Change Subsidiary of the transactions contemplated hereby are within the corporate and limited liability company powers of Parent, Merger Subsidiary and Name Change Subsidiary, respectively, and, except for obtaining the Parent Stockholder Approval, approval of the Charter Amendment by Parent's Board of Directors, the approvals contemplated by clause (ii) of Section 2.13, and the adoption of this Agreement by the sole member of Merger Subsidiary, have been duly authorized by all necessary corporate or limited liability company action on the part of Parent, Merger Subsidiary and Name Change Subsidiary. The affirmative vote of the holders of (i) a majority of the total votes cast in person or by proxy at the Parent Stockholder Meeting in favor of the approval of the issuance of New Parent Stock in the Merger, and (ii) a majority of the outstanding shares of Parent Stock in favor of the Charter Amendment (collectively, the "Parent Stockholder Approval") are the only votes of the holders of any of Parent's capital stock necessary in connection with the consummation of the Merger or the approval of the Charter Amendment. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against each of Parent and Merger Subsidiary in accordance with its terms, except (i) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors' rights, and (ii) for the limitations imposed by general principles of equity.

        (b)    At a meeting duly called and held, Parent's Board of Directors has (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Parent's stockholders (other than any affiliates of the Company), (ii) approved and adopted this Agreement and the transactions contemplated hereby, (iii) approved and adopted the Charter Amendment and the transactions contemplated thereby, and (iv) resolved (subject to Section 6.04) to recommend (A) approval of the Charter Amendment by Parent's stockholders (other than any affiliates of the Company) and (B) approval of the issuance of New Parent Stock in the Merger by Parent's stockholders (other than any affiliates of the Company) (such recommendations are collectively referred to as, the "Parent Board Recommendation").

        Section 4.03.    Governmental Authorization.    (a) The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent, Merger Subsidiary and Name Change Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Charter Amendment with the Delaware Secretary of State, (ii) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (iii) the appropriate notifications, filings and communications pursuant to (x) the merger control provisions of the Enterprise Act and (y) the Irish Competition Act, (iv) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable securities laws, (v) the appropriate applications, filings and notices to, and approval of, NASDAQ, (vi) the appropriate notices to, or consents, waivers or confirmations from, OFCOM or any other relevant Governmental Authority in connection with any Parent Communications License (collectively, "Parent License Consents"), (vii) the filing of a certificate of ownership and merger with respect to the Name Change Merger with the Delaware Secretary of State and the appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, and (viii) any actions or filings the failure of which to take or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        (b)    Section 4.03(b) of the Parent Disclosure Schedule sets forth all material Parent License Consents other than those Parent License Consents that require only that notices be given in connection with this Agreement and the transactions contemplated hereby.

        (c)    Each of the aggregate amount of the book value of Parent's and its Subsidiaries' assets located in the United States (the "Parent U.S. Assets") and the fair market value of the Parent U.S. Assets is less than $53.1 million. During Parent's most recently completed fiscal year, the aggregate amount of Parent's and its Subsidiaries' sales in or into the United States was less than $53.1 million.

        Section 4.04.    Non-contravention.    (a) The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent, Merger Subsidiary and Name Change Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Name Change Subsidiary or the certificate of formation or limited liability company agreement of Merger Subsidiary, (ii)(A) contravene, conflict with, or result in any violation or breach of any provision of the comparable organizational documents of any of Parent's Significant Subsidiaries (including the memorandum and the articles of association of any such Subsidiary registered in England and Wales or Scotland), or (B) contravene, conflict with, or result in any violation or breach of any provision of the comparable organizational documents of any of Parent's Subsidiaries other than its Significant Subsidiaries, Merger Subsidiary or Name Change Subsidiary (including the memorandum and the articles of association of any such Subsidiary registered in England and Wales or Scotland), (iii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iv) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under (A) any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries, or (B) any Parent Communications License or other Governmental Authorization held by, affecting, or relating in any way to, the assets or business of Parent or any of its Subsidiaries, or (v) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with only those exceptions in the case of clauses (ii)(B) and (iii)-(v) as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (which term shall be interpreted, for purposes of this Section 4.04, without clauses (iv) and (vi) in the definition thereof).

        Section 4.05.    Capitalization.    (a) The authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (of which 1,000,000 shares have been designated as Series A Junior Participating Preferred Stock and reserved for issuance upon exercise of the Parent Rights). As of the close of business on September 29, 2005, there were outstanding (i) 245,568,588 shares of Parent Stock (not including any treasury shares or restricted shares), (ii) the Parent Rights (which have not separated from the Parent Stock), (iii) no shares of preferred stock of Parent, (iv) 1,474 treasury shares of Parent Stock, (v) stock options to purchase an aggregate of 9,273,916 shares of Parent Stock, (vi) 92,793 restricted shares of Parent Stock, and (vii) 245,000 stock appreciation rights of Parent. All outstanding shares of capital stock of Parent have been, and all shares that may be issued pursuant to Parent's 2004 Stock Incentive Plan (the "Parent

Stock Plan") and the Parent Long-Term Incentive Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, and are, or, in the case of shares that may be issued pursuant to the Parent Stock Plan or the Parent Long-Term Incentive Plan, will be when issued in accordance with the respective terms thereof, fully paid and nonassessable. No Subsidiary of Parent owns any shares of capital stock of Parent. Section 4.05(b) of the Parent Disclosure Schedule sets forth as of the close of business on September 29, 2005 a true and complete list of (i) all outstanding Parent Stock Options, including with respect to each such option, the name of the holder, whether the option is an incentive stock option or a non-qualified stock option, the exercise price, the grant date and the vesting schedule, (ii) all outstanding restricted shares of Parent Stock, including with respect to each such restricted share, the name of the holder, the grant date and the vesting schedule, and (iii) all outstanding stock appreciation rights of Parent, including with respect to each such stock appreciation right, the name of the holder, the base price, the grant date and the vesting schedule. A true and complete copy of the Parent Rights Agreement as in effect as of the Original Merger Agreement Date was made available to the Company prior to the Original Merger Agreement Date. Parent is not a party to any voting agreement with respect to the voting of Parent Stock. The Parent Stock Plan and the Parent Long-Term Incentive Plan are the only plans or programs Parent or any of its Subsidiaries has maintained under which stock options, restricted stock, stock appreciation rights or other compensatory equity-based awards have been or may be granted.

        (b)    Except as set forth in this Section 4.05 and for changes since September 29, 2005 resulting from the exercise of Parent Stock Options outstanding on such date or the issuance of Parent Stock Options or shares of Parent Stock as permitted by this Agreement or as contemplated by the Charter Amendment, there are no outstanding (i) shares of capital stock of, or other voting securities or ownership interests in, Parent, (ii) securities of Parent or any Subsidiary of Parent convertible into or exchangeable for shares of capital stock of, or other voting securities or ownership interests in, Parent, (iii) options or other rights to acquire from Parent or any Subsidiary of Parent, or other obligation of Parent or any Subsidiary of Parent to issue, any capital stock of, or other voting securities or ownership interests in, or any securities convertible into or exchangeable for, capital stock of, or other voting securities or ownership interests in, Parent, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, Parent (the items in clauses (i)-(iv) being referred to collectively as the "Parent Securities"). Except as set forth in the Charter Amendment, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities.

        (c)    The shares of New Parent Stock to be issued as part of the Reclassification Consideration and the Merger Consideration have been duly authorized (subject to receipt of the Parent Stockholder Approval) and, when issued and delivered in accordance with the terms of this Agreement and the Charter Amendment, will have been validly issued and will be fully paid and nonassessable, and the issuance thereof is not subject to any preemptive or other similar right. The shares of Parent Class B Redeemable Common Stock to be issued as part of the Reclassification Consideration, when issued and delivered in accordance with the Charter Amendment, will have been validly issued and will be fully paid and nonassessable and the issuance thereof will not be subject to any preemptive or other similar right.

        Section 4.06.    Subsidiaries; Joint Venture Entities.    (a) Each Subsidiary of Parent is a company or other business entity duly incorporated or organized (as applicable), validly existing and (to the extent applicable) in good standing under the laws of its jurisdiction of organization, has all corporate (or other organizational) powers and all Governmental Authorizations required to carry on its business as now conducted, with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign business entity and (to the extent applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing (to the extent applicable) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Section 4.06(a) of the Parent Disclosure Schedule sets forth (i) a list of all material Subsidiaries of Parent (other than the UKTV Group) which are not wholly owned by Parent, directly or indirectly, and (ii) Parent's ownership interest therein. Prior to the Original Merger Agreement Date, Parent made available to the Company true and complete copies of all certificates of incorporation, by-laws, partnership agreements, limited liability company agreements, share registers or other comparable documents relating to those material Subsidiaries (other than the UKTV Group) which are not wholly owned by Parent.

        (b)    For purposes of this Section 4.06(b), clause (ii) of the definition of "Subsidiary" shall be omitted. All of the outstanding shares of capital stock of, or other voting securities or ownership interests in, each Subsidiary of Parent is owned by Parent, directly or indirectly, free and clear of any Lien (other than Permitted Liens) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests) and, in the case of shares in Subsidiaries which are incorporated in England and Wales or Scotland, are fully paid and have been validly allotted. There are no outstanding (i) securities of Parent or any Subsidiary of Parent convertible into or exchangeable for shares of capital stock of, or other voting securities or ownership interests in, any Subsidiary of Parent, (ii) options or other rights to acquire from Parent or any Subsidiary of Parent, or other obligation of Parent or any Subsidiary of Parent to issue, any capital stock of, or other voting securities or ownership interests in, or any securities convertible into or exchangeable for, capital stock of, or other voting securities or ownership interests in, any Subsidiary of Parent, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, any Subsidiary of Parent (the items in clauses (i), (ii) and (iii) being referred to collectively as the "Parent Subsidiary Securities"). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem, cancel or otherwise acquire any of the Parent Subsidiary Securities.

        (c)    Section 4.06(c) of the Parent Disclosure Schedule sets forth all Subsidiaries of Parent (other than any member of the UKTV Group) engaged in the business of producing, commissioning and/or supplying television programming and related services to any distribution platform within the United Kingdom.

        (d)    Section 4.06(d) of the Parent Disclosure Schedule sets forth (i) the name of (A) each Person (other than any Subsidiary of Parent and Front Row Limited) in which Parent and/or any of its Subsidiaries, on the one hand, and any other Person, on the other hand, own any equity, ownership, profit, voting or other interest, in each case, that is material, and (B) each member of the UKTV Group (each Person referred to this clause (i), a "Parent Joint Venture Entity"), (ii) the number of shares of capital stock of, or other voting securities or ownership interests in, each Parent Joint Venture Entity (collectively, the "Parent Joint Venture Securities") held by Parent, directly or indirectly, and (iii) for each Parent Joint Venture Entity, the outstanding Parent Joint Venture Securities in such entity. Except as provided in the Parent Joint Venture Agreements, all of the Parent Joint Venture Securities owned by Parent, directly or indirectly, are owned free and clear of any Lien (other than Permitted Liens) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). Parent has made available to the Company true and complete copies of all Parent Joint Venture Agreements prior to the Original Merger Agreement Date to which Parent or its Subsidiaries are a party. For purposes of this Agreement, a "Parent Joint Venture Agreement" is any partnership, joint venture, shareholder or a similar agreement providing for the sharing of any profits, losses or liabilities, including each agreement relating to the formation, creation, equity or other ownership interests, operation, management or control of any Parent Joint Venture Entity (which term shall be interpreted for this purpose only without the materiality qualifier in clause (A) thereof) and the rights or obligations of any Person owning any Parent Joint Venture Securities (including all certificates of incorporation, bylaws, partnership agreements and operating agreements).

        Section 4.07.    SEC Filings; Sarbanes-Oxley Act.    (a) Parent has made available to the Company true, accurate and complete copies of (i) Parent's annual report on Form 10-K for its fiscal year ended December 31, 2004, (ii) Parent's quarterly reports on Form 10-Q for its fiscal quarters ended March 31, 2005, and June 30, 2005, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of Parent held (or actions taken without a meeting by such stockholders) since December 31, 2003, and (iv) all of its other reports, statements, schedules, registration statements and other documents filed with (or furnished on Form 8-K to) the SEC since December 31, 2003 (the documents referred to in clauses (i)- (iv) above, collectively, the "Parent SEC Documents").

        (b)    As of the date it was filed with (or furnished on Form 8-K to) the SEC, each Parent SEC Document complied, and each such Parent SEC Document filed (or furnished on Form 8-K) subsequent to the Original Merger Agreement Date will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

        (c)    As of the date it was filed with (or furnished on Form 8-K to) the SEC (or, if amended or superseded by a document prior to the Original Merger Agreement Date, on the date such document was filed with (or furnished on Form 8-K to) the SEC), each Parent SEC Document filed (or furnished on From 8-K) pursuant to the 1934 Act did not, and each such Parent SEC Document filed (or furnished on Form 8-K) subsequent to the Original Merger Agreement Date will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

        (d)    Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

        (e)    Parent is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act, and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.

        (f)    Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent's principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Parent's principal executive officer and principal financial officer to material information required to be included in Parent's periodic reports required under the 1934 Act.

        (g)    Parent maintains internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent's assets that could have a material effect on its financial statements. Prior to the Original Merger Agreement Date (or, with respect to evaluations first made after the Original Merger Agreement Date, promptly after the date of such evaluations), Parent has disclosed, based on the most recent evaluation of its acting chief executive officer and its chief financial officer, to Parent's auditors and the audit committee of the Board of Directors of Parent (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Parent's ability to record, process, summarize and report financial information and has identified for Parent's auditors and the audit committee of the Board of Directors of Parent any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal control over financial reporting. Prior to the Original Merger Agreement Date (or, with respect to disclosures or communications first made after the Original Merger Agreement Date, promptly after they are made), Parent has made available to the Company (i) a summary of any such disclosure made by management to Parent's auditors and audit committee since December 31, 2004 and (ii) any material communication since December 31, 2004 made by management or Parent's auditors to the audit committee required or contemplated by the listing standards of NASDAQ, the audit committee's charter or professional standards of the Public Company Accounting Oversight Board.

        Section 4.08.    Financial Statements.    The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Parent SEC Documents fairly present, in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries (or Parent's predecessor company, Telewest Communications plc, and its Subsidiaries, as the case may be) as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements, which adjustments are not, individually or in the aggregate, material).

        Section 4.09.    Information Supplied.    (a) The information to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the registration statement on Form S-4 of Parent (together with any amendments or supplements thereto, the "Registration Statement") pursuant to which the shares of New Parent Stock issuable in connection with the Merger and, if applicable, the shares of New Parent Stock and/or Parent Class B Redeemable Common Stock issuable pursuant to the Charter Amendment will be registered with the SEC pursuant to the 1933 Act shall not (i) at the time the Registration Statement is filed with the SEC, (ii) at any time it is amended or supplemented, or (iii) at the time it is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

        (b)    The information to be supplied by or on behalf of Parent for inclusion or incorporation by reference in the joint proxy statement/prospectus (together with any amendments or supplements thereto, the "Joint Proxy Statement/Prospectus") to be sent to the stockholders of the Company in connection with the Company Stockholder Meeting and to the stockholders of Parent in connection with the Parent Stockholder Meeting, to be included in the Registration Statement to be filed with the SEC, shall not (i) at the time the Joint Proxy Statement/Prospectus is filed with the SEC, (ii) at the time it is mailed to the stockholders of the Company and Parent, (iii) at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, or (iv) at the Filing Time or the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

        Section 4.10.    Absence of Certain Changes.    Since the Parent Balance Sheet Date, the business of Parent and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been:

        (a)    any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; or

        (b)    any action taken by Parent or any of its Subsidiaries from the Parent Balance Sheet Date through the Original Merger Agreement Date that, if taken during the period from the Original Merger Agreement Date through the Effective Time, would constitute a breach of any of clauses (b)(iii), (e), (f), (g), (h)(A), (i), (j), (m), (n), (o), or (p) (or clause (u) as it relates to any of the foregoing clauses) of the second sentence of Section 6.01.

        Section 4.11.    No Undisclosed Material Liabilities.    There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than:

        (a)    liabilities or obligations disclosed and provided for in the Parent Balance Sheet or in any notes thereto;

        (b)    liabilities or obligations incurred in the ordinary course of business since the Parent Balance Sheet Date in amounts consistent with past practices; and

        (c)    liabilities or obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

        Section 4.12.    Compliance with Laws.    (a) Parent and each of its Subsidiaries is, and since December 31, 2002 has been, in compliance with all Governmental Authorizations and all Applicable Laws, except for failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, as of the Original Merger Agreement Date neither Parent nor any of its Subsidiaries is under investigation with respect to or has been threatened to be charged with or given notice of any material violation of any material Governmental Authorization or any material Applicable Law.

        (b)    To the Knowledge of Parent, each material Governmental Authorization of Parent and its Subsidiaries is in full force and effect in all material respects. There are no applications relating to any Parent Communications License pending before any Governmental Authority that are material to Parent or any of its Subsidiaries. None of Parent nor any of its Subsidiaries has made any material commitment to any Governmental Authority with respect to any Parent Communications License.

        Section 4.13.    Litigation.    There is no action, suit, investigation or proceeding pending against, or, to the Knowledge of Parent, threatened against or affecting, Parent, any of its Subsidiaries, any present or former officer, director or employee of Parent or any of its Subsidiaries in their respective capacities as such, before any arbitrator or before or by any Governmental Authority (but excluding investigations or proceedings in connection with the Merger that are described in Section 9.01(c) or Section 9.02(c) or any subsequent appeals therefrom) that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that, as of the Original Merger Agreement Date, in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby. Neither Parent nor any of its Subsidiaries is subject to any order, writ, judgment, award, injunction or decree of any arbitrator or Governmental Authority (other than arising as a consequence of the circumstances described in Section 9.01(c) or Section 9.02(c) or any subsequent appeals therefrom) that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 4.14.    Fees.    (a) Except for Deutsche Bank A.G. and Rothschild Inc. (together, the "Parent Financial Advisors"), whose engagement agreements with Parent are on customary terms for transactions of the type contemplated by this Agreement (and which do not contain provisions which after the Closing Date would be binding on Parent or any of its Subsidiaries to engage the services of, or enter into any transaction with, the Parent Financial Advisors or any of their Affiliates), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement. The approximate fees payable to the Parent Financial Advisors in connection with the transactions contemplated by this Agreement have been disclosed to the Company prior to the Original Merger Agreement Date.

        (b)    Prior to the Original Merger Agreement Date, Parent has provided to the Company true and complete copies of all engagement agreements entered into by Parent or any of its Subsidiaries in connection with the potential sale of the Flextech Group.

        Section 4.15.    Opinions of Financial Advisors.    Parent has received the separate opinions of each of the Parent Financial Advisors, each a financial advisor to Parent, to the effect that, (i) as of the Original Merger Agreement Date, the Merger Consideration (as defined in the Original Merger Agreement) is fair to the Parent's stockholders (other than affiliates of the Company, if any) from a financial point of view and (ii) as of the date of this Agreement, the Transaction Consideration is fair to Parent's stockholders (other than affiliates of the Company, if any) from a financial point of view.

        Section 4.16.    Taxes.    (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, Parent or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

        (b)    Parent and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which Parent and its Subsidiaries ordinarily record items on their respective books.

        (c)    The unpaid Taxes of Parent and its Subsidiaries did not, as of the Parent Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Parent Balance Sheet to any material extent. Neither Parent nor any of its Subsidiaries has any material liability in respect of the dispute with H.M. Revenue and Customs over the VAT status of Cable Guide and Zap magazines.

        (d)    Since the Parent Balance Sheet Date, neither Parent nor any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

        (e)    The income and franchise Tax Returns of Parent and its Subsidiaries through the Tax year ended December 31, 2003 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

        (f)    There is no claim, audit, action, suit, proceeding or investigation now pending, to Parent's Knowledge, threatened in writing against or with respect to Parent or its Subsidiaries in respect of any material Tax or material Tax asset.

        (g)    No material charge to Tax will arise on Parent or any of its Subsidiaries merely as a result of entering into this Agreement, the completion of the Merger or the transactions contemplated by the Charter Amendment.

        (h)    During the five-year period ending on the Original Merger Agreement Date, neither Parent nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

        (i)    Neither Parent nor any of its Subsidiaries has participated in a "reportable transaction" within the meaning of U.S. Treasury Regulation Section 1.6011-4(b) or any "notifiable arrangements" within the meaning of Section 306 of the U.K. Finance Act 2004.

        (j)    Neither Parent nor any of its Affiliates has taken or agreed to take any action, or to Parent's Knowledge is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or that would prevent the Charter Amendment and the Parent Common Stock Redemption from qualifying as a redemption governed by Section 302 of the Code.

        (k)    "Tax" means (i) any tax, governmental fee, duty, charge, levy, impost or other like assessment or charge (including for the avoidance of doubt national insurance and social security contributions) of any kind whatsoever (including Pay as You Earn (PAYE) withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a "Taxing Authority") responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of Parent or any of its Subsidiaries, any liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of Parent or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) any liability of Parent or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any person of the type described in clauses (i) or (ii) above as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). "Tax Return" means any report, self-assessment, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. "Tax Sharing Agreements" means all existing agreements or arrangements (whether or not written) binding Parent or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person's Tax liability.

        Section 4.17.    Employee Benefit and Labor Matters.    (a) Section 4.17(a) of the Parent Disclosure Schedule contains a true, accurate and complete list identifying each Parent Employee Plan. Prior to the Original Merger Agreement Date, copies of each category of Parent Employee Plan and any amendments thereto have been made available to the Company, and copies of, to the extent applicable, any related trust or funding agreements or insurance policies, amendments thereto, the most recent annual report and actuarial reports relating thereto, and prospectuses or summary plan descriptions relating thereto have been furnished to the Company.

        (b)    Neither Parent nor any of its Subsidiaries nor any of their respective ERISA Affiliates nor any predecessor thereof sponsors, maintains, administers, contributes to (or is required to sponsor, maintain, administer or contribute to) any plan subject to Title IV of ERISA or Section 412 of the Code or any other plan, arrangement, agreement or scheme to provide Relevant Benefits, and neither

Parent nor any of its Subsidiaries nor any of their respective ERISA Affiliates has within the past six years sponsored, maintained or contributed to (or been required to sponsor, maintain, administer or contribute to or is or has at any time since April 27, 2004 been "connected" with, or an "associate" of, any other company which is or has been required to sponsor, maintain, administer or contribute to) any such plan. For the purposes of this Section 4.17(b), "connected" and "associate" have the meanings given to them respectively in sections 249 and 435 of the U.K. Insolvency Act 1986.

        (c)    Neither Parent nor any of its Subsidiaries nor any of their respective ERISA Affiliates contributes to, or has in the past six years contributed to, any multiemployer plan, as defined in Section 3(37) of ERISA.

        (d)    Each Parent Employee Plan has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations, including ERISA, the Code, the U.K. Pensions Act 1995, the U.K. Pension Schemes Act 1993, the U.K. Pensions Act 2004, the U.K. Data Protection Act 1998 and the requirements of the Audit and Pension Scheme Services Office of H.M. Revenue and Customs, the U.K. Pensions Regulator and the National Insurance Contributions Office which are applicable to such Parent Employee Plan.

        (e)    The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any current or former employee, director or independent contractor of Parent or any of its Subsidiaries to any payment, bonus, retirement, severance, job security or similar benefit or enhance any such benefit, or accelerate the time of payment, vesting or exercisability or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other obligation pursuant to, any Parent Employee Plan. There is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of Parent or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G or 162(m) of the Code. Section 4.17(e) of the Parent Disclosure Schedule lists all the agreements, arrangements and other instruments which give rise to an obligation to make or set aside amounts payable to or on behalf of the officers of Parent and its Subsidiaries as a result of the transactions contemplated by this Agreement and/or any subsequent employment termination (whether by Parent or the officer), true and complete copies of which have been made available to Parent prior to the Original Merger Agreement Date.

        (f)    Neither Parent nor any of its Subsidiaries has any liability in respect of post-employment or post-retirement health, medical or life insurance benefits for retired, former or current employees of Parent or its Subsidiaries, except as required to avoid excise tax under Section 4980B of the Code.

        (g)    There has been no amendment to, written interpretation or announcement (whether or not written) by Parent or any of its Affiliates relating to, or change in employee participation or coverage under, any Parent Employee Plan which would increase materially the expense of maintaining such employee plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2004.

        (h)    Neither Parent nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or organization, and, to the Knowledge of Parent, there has not been any activity or proceeding on the part of or by any labor organization or employee group to organize any employees or any threatened or actual dispute with any such labor organization or employee group (including any trade unions).

        (i)    There is no material action, suit, investigation, audit or proceeding pending against or involving or, to the Knowledge of Parent, threatened against or involving, any Parent Employee Plan before any Governmental Authority (including the U.K. Pensions Regulator or H.M. Revenue and

Customs) and there are no material claims being dealt with by the U.K. Pension Scheme's internal dispute and resolution procedure established under section 50 of the U.K. Pensions Act 1995.

        (j)    Parent and its Subsidiaries have complied in all material respects with all applicable laws relating to the employment of its employees, including those relating to wages, hours, collective bargaining, unemployment compensation, worker's compensation, equal employment opportunity, age and disability discrimination, data privacy and security, immigration control, employee classification, payment and withholding of Taxes, and continuation coverage with respect to group health plans and no liability for any failure so to comply has transferred to Parent or its Subsidiaries by virtue of the Transfer of Undertakings (Protection of Employment) Regulations 1981 ("TUPE").

        (k)    Neither Parent nor any of its Subsidiaries has been subject to a requirement in respect of any of its or their employees to consult with appropriate representatives (as defined in section 188 of the Trade Union and Labour Relations Act 1992) and/or issue a form HR1 at any time during the six months preceding the Original Merger Agreement Date.

        (l)    Neither Parent nor any of its Subsidiaries has been party to a "relevant transfer" as defined by TUPE at any time in the two years immediately preceding the Original Merger Agreement Date.

        (m)    All benefits payable, or prospectively or contingently payable, under the Parent Employee Plans are "money purchase benefits" within the meaning of section 181(1) of the U.K. Pension Schemes Act 1993 or death in service benefits, which are fully insured at standard rates.

        (n)    No person is entitled to any enhanced terms as to the payment of Relevant Benefits (whether under the Parent Employee Plans or otherwise) if he or she takes early retirement or is made redundant (or as a result of having taken early retirement or being made redundant) or otherwise that have passed to Parent or any of the Subsidiaries or to any business previously acquired by Parent or any of the Subsidiaries by the operation of TUPE.

        (o)    Parent and each of the Subsidiaries has at all times complied with the requirements of the U.K. Welfare Reform and Pensions Act 1999 and all other regulatory or legislative requirements relating to the provision of stakeholder pensions.

        (p)    No financial support direction, contribution notice or restoration order has been issued by the U.K. Pensions Regulator under section 43, section 38 or section 52 of the U.K. Pensions Act 2004 respectively against Parent or any of its Subsidiaries.

        Section 4.18.    Environmental Matters.    (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

  (i)
  no notice, notification, demand, request for information, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim or proceeding is pending or, to the Knowledge of Parent, is threatened by any Governmental Authority or other Person relating to Parent or any Subsidiary and relating to or arising out of any Environmental Law;

  (ii)
  Parent and its Subsidiaries are and have been in compliance with all Environmental Laws and Environmental Permits; and

  (iii)
  there are no liabilities or obligations incurred by Parent or any of its Subsidiaries arising under or relating to any Environmental Law or any Hazardous Substance and, to the Knowledge of Parent, there is no condition, situation or set of circumstances that could reasonably be expected to result in any such liability or obligation.

        (b)    There has been no material environmental investigation, study, audit, test, review or other analysis that, to the Knowledge of Parent is in its possession or the possession of any of its Subsidiaries, or that has been conducted within the last five years on behalf of Parent or any of its Subsidiaries, in relation to the current or prior business of Parent or any of its Subsidiaries or any property or facility now or previously owned or leased by Parent or any of its Subsidiaries that has not been made available to the Company prior to the Original Merger Agreement Date.

        (c)    For purposes of this Section 4.18 only, the terms "Parent" and "Subsidiaries" shall include any entity that is for the purpose of environmental liability, a legal predecessor of Parent or any of its Subsidiaries.

        Section 4.19.    Anti-takeover Statutes.    Parent has taken all action necessary such that the Merger and the other transactions contemplated hereby do not constitute a business combination with an interested stockholder of Parent that would be prohibited pursuant to Section 203 of the Delaware Law, and no other anti-takeover or similar statute or regulation applies or purports to apply to any such transactions. No other "control share acquisition," "fair price," "moratorium" or other anti-takeover laws or regulations enacted under any Applicable Law apply to this Agreement or any of the transactions contemplated hereby.

        Section 4.20.    Material Contracts.    (a) As of the Original Merger Agreement Date, neither Parent nor any of its Subsidiaries is a party to or bound by:

    (i)
    any lease, sublease, license, concession and other agreement, including all amendments and modifications thereto, pursuant to which Parent or any of its Subsidiaries holds a leasehold or subleasehold estate in, or is granted the right to use or occupy, any Parent Facility Property (each, a "Parent Facility Lease") or any Parent headquarters located within London or Woking, England that, in each case, obligates Parent or any of its Subsidiaries to make annual payments thereunder of £1,200,000 or more, or is otherwise material (determined without reference to the amount of payments thereunder) to Parent and its Subsidiaries, taken as a whole;

    (ii)
    any wayleave, easement, right-of-way agreement, license agreement, duct swap, duct sharing or other agreement permitting or requiring Parent or any of its Subsidiaries to lay, build, operate, maintain or place cable, wires, conduits or other equipment and facilities over land or underground that, in any such case, is material (determined without reference to the amount of payments thereunder) to Parent and its Subsidiaries, taken as a whole;

    (iii)
    any inbound lease, license, purchase, distribution or other similar agreement for the purchase, lease or license of materials, supplies, goods, services, Intellectual Property Rights, programming content, equipment or other assets that is expected to result in either (A) annual payments by Parent or any of its Subsidiaries of £7,000,000 or more or (B) aggregate payments by Parent or any of its Subsidiaries of £10,000,000 or more;

    (iv)
    any outbound lease, license, sales, distribution, bulk service, commercial service, multiple dwelling unit or other similar agreement providing for the sale, lease or license by Parent or any of its Subsidiaries of materials, supplies, goods, services, Intellectual Property Rights, programming content, equipment or other assets that is expected to result in either (A) annual payments to Parent or any of its Subsidiaries of £5,000,000 or more, or (B) aggregate payments to Parent or any of its Subsidiaries of £10,000,000 or more;

    (v)
    any Parent Joint Venture Agreement;

    (vi)
    any material agreement relating to the acquisition or disposition of any material business or any interest therein or of any material assets outside of the ordinary course of business (in each case, whether by merger, sale of stock, sale of assets or otherwise) under which Parent or any of its Subsidiaries has any material outstanding rights or obligations;

    (vii)
    any agreement or other instrument with a third party relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding £20,000,000 and which may be prepaid on not more than 30 days' notice without the payment of any penalty;

    (viii)
    any agreement that (A) limits or purports to limit in any material respect the freedom of Parent or any of its Subsidiaries to compete in any line of business or with any Person or in any area or which would so limit in any material respect the freedom of Parent or any of its Subsidiaries after the Closing Date, (B) grants any material exclusive license, supply or distribution agreement or other exclusive rights, (C) grants any material "most favored nation", rights of first refusal, rights of first negotiation or similar rights with respect to any product, service or Intellectual Property Right, or (D) contains any provision that requires the purchase of all or substantially all or a given portion of Parent's or any of its Subsidiaries' requirements from a given Third Party which is material to Parent or any such Subsidiary, or any other similar provision;

    (ix)
    any agreement with any director or any employee of Parent or any of its Subsidiaries earning in excess of £500,000 per annum in base compensation and cash bonus or with any "associate" or any member of the "immediate family" (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the 1934 Act) of any such director or employee;

    (x)
    any agreement relating to any interest rate or currency hedging, swaps, caps, floors and option agreements and other risk management or derivative arrangements;

    (xi)
    any agreement that provides for (A) the provision by one or more Third Parties of telephony, data or other services to end users through the network of Parent and its Subsidiaries, (B) the right of one or more Third Parties to use the facilities of the network of Parent and its Subsidiaries, or (C) the provision by, or supply to, Parent or any of the Subsidiaries of network capacity, dark fiber, leased lines or indefeasible rights of use, in each case, that materially and adversely affects the capacity of the network of Parent and its Subsidiaries;

    (xii)
    (A) any agreement between any member of the UKTV Group, on the one hand, and Parent or any of its Subsidiaries (other than the UKTV Group), on the other hand, and (B) to the Knowledge of Parent, any agreement between any member of the UKTV Group, on the one hand, and BBC Worldwide Limited or any of its Affiliates (other than any member of the UKTV Group), on the other hand, in each case, that is not on arms-length terms; or

    (xiii)
    any other agreement, commitment, arrangement or plan required to be filed by Parent pursuant to Item 601(b)(10) of Regulation S-K of the SEC, or that is otherwise material to Parent and its Subsidiaries, taken as whole.

        (b)    Each agreement, contract, plan, lease, arrangement or commitment (i) disclosed in Section 4.20(a) of the Parent Disclosure Schedule, or (ii) which would have been required to be disclosed in Section 4.20(a) of the Parent Disclosure Schedule if it had existed on the Original Merger Agreement Date (each, a "Parent Material Contract") is in full force and effect and no notice to terminate, in whole or part, any of the same has been served (nor, to the Knowledge of Parent, has there been any indication that any such notice of termination will be served), none of Parent, any of its Subsidiaries or, to the Knowledge of Parent, any other party thereto is in default or breach in any material respect under the terms of any Parent Material Contract, and, to the Knowledge of Parent, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder, other than, with respect to Parent Material Contracts described in clause (ii) of the definition thereof, such exceptions, individually or in the aggregate, as would not reasonably be expected to be material. True, accurate and complete copies of each such Parent Material Contract in existence as of the Original Merger Agreement Date have been made available by Parent to the Company prior to the Original Merger Agreement Date.

        (c)    To the Knowledge of Parent (without inquiry), (i) each of the Senior Programme License Agreements are in full force and effect in all material respects and no notice to terminate, in whole or part, any of the same has been served (nor has there been any indication that any such notice of termination will be served), (ii) no party thereto is in default or breach in any material respect under the terms of any such agreement, (iii) no event or circumstance has occurred that, with notice or lapse of time or both, would constitute such an event of default thereunder and (iv) true, accurate and complete copies of each such Senior Programme License Agreement in existence as of the Original Merger Agreement Date have been made available by Parent to the Company prior to the Original Merger Agreement Date.

        Section 4.21.    Intellectual Property.    Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect (i) Parent and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property Rights used in or necessary for the conduct of its business as currently conducted, (ii) the use of any Intellectual Property Rights by Parent and its Subsidiaries does not infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which Parent or any Subsidiary acquired the right to use any Intellectual Property Rights, (iii) to the Knowledge of Parent, no Person is challenging, infringing on or otherwise violating any right of Parent or any of its Subsidiaries with respect to any Intellectual Property Rights owned by and/or licensed to Parent or its Subsidiaries, and (iv) neither Parent nor any of its Subsidiaries has received any written notice or otherwise has Knowledge of any pending claim, order or proceeding with respect to any Intellectual Property Rights used by Parent and its Subsidiaries and to its Knowledge no Intellectual Property Rights owned and/or licensed by Parent or its Subsidiaries is being used or enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property.

        Section 4.22.    Properties and Assets.    With such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent or one of its Subsidiaries holds good title to (or a valid leasehold interest in) each Parent Facility Property free and clear of all Liens (other than Permitted Liens) and (ii) Parent and its Subsidiaries own, lease or hold all properties, assets and rights (including all rights of way, easements and related rights) reasonably necessary to conduct the business of Parent and its Subsidiaries as currently conducted in all material respects.

        Section 4.23.    Insurance.    All material insurance policies covering the properties, assets, employees and operations of Parent and its Subsidiaries (including policies providing property, casualty, liability and workers' compensation coverage) (collectively, the "Parent Insurance Policies") and all renewals thereof are in full force and effect and not voidable. With such exceptions as would not be material, all premiums due in respect of Parent Insurance Policies have been paid by Parent or one of its Subsidiaries and Parent or one of its Subsidiaries, as the case may be, are otherwise in compliance with the terms of such policies. Parent or one of its Subsidiaries carries customary levels of third party insurance or self insurance (in customary ratios thereof) with respect to all reasonable insurable risks of the businesses conducted by Parent and its Subsidiaries.

        Section 4.24.    Restructuring.    To the Knowledge of Parent, (i) neither Parent nor any of its Subsidiaries has any remaining material liabilities or obligations for which an adequate reserve has not been made on the Parent Balance Sheet in connection with the transfer to Parent and its Subsidiaries of all of the right, title and interest previously held by Telewest Communications plc in all of the assets which were the subject of the Transfer Agreement, dated as of July 13, 2004, among Parent, Telewest Communications plc and Telewest UK Limited, including pursuant to any indemnity provided in connection therewith, and (ii) all of the transactions, actions and other steps described in the documents set forth in Section 4.24(ii) of the Parent Disclosure Schedule were actually completed in all material respects in the manner and order described therein.

        Section 4.25.    Insolvency.    Except in connection with the winding-up, striking-off or dissolution of any non-operating Subsidiary, neither Parent nor any of its Subsidiaries has taken any action nor have any other steps been taken or legal proceedings started or, to the Knowledge of Parent, are any threatened, against any of Parent and its Subsidiaries for its winding-up, striking-off or dissolution or for it to enter into any arrangement with or composition for the benefit of creditors (including any moratorium prior to a voluntary arrangement), or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of such Person or any of its properties, revenues or other assets, including the filing of any administration application, notice of intention to appoint an administrator or notice of appointment of an administrator or for the occurrence of any event in a jurisdiction outside England and Wales or Scotland of any form of insolvency proceeding or event similar or analogous to any of those referred to in this Section 4.25.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as set forth in the Company Disclosure Schedule dated as of the Original Merger Agreement Date and delivered to Parent on the date hereof (the "Company Disclosure Schedule"), the Company represents and warrants to Parent on the Original Merger Agreement Date (or, to the extent relating to Merger Subsidiary, the Charter Amendment, the reclassification of Parent Stock contemplated by the Charter Amendment, the Parent Common Stock Redemption, the Merger Consideration, the opinions of the Company Financial Advisors, or the Commitment Letter, on the date hereof) and as of the Effective Time as follows:

        Section 5.01.    Corporate Existence And Power.    The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all Governmental Authorizations required to carry on its business as now conducted, except for those Governmental Authorizations the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the Original Merger Agreement Date, the Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

        Section 5.02.    Corporate Authorization.    (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company's corporate powers and, except for obtaining the Company Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock in favor of the adoption of this Agreement (the "Company Stockholder Approval") is the only vote of the holders of any of the Company's capital stock necessary in connection with the consummation of the Merger. This Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors' rights, and (ii) for the limitations imposed by general principles of equity.

        (b)    At a meeting duly called and held, the Company's Board of Directors has (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company's stockholders (other than any affiliates of Parent), (ii) approved and declared advisable this

Agreement and the transactions contemplated hereby, (iii) approved and adopted an amendment to the Company Rights Agreement to render the Company Rights inapplicable to the Merger, this Agreement and the transactions contemplated hereby, and (iv) resolved (subject to Section 7.02) to recommend adoption of this Agreement by the Company's stockholders (other than any affiliates of Parent) (such recommendation, the "Company Board Recommendation").

        Section 5.03.    Governmental Authorization.    (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) the appropriate notifications, filings and communications pursuant to (x) the merger control provisions of the Enterprise Act and (y) the Irish Competition Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable securities laws, (iv) the appropriate applications, filings and notices to, and approval of, the NASD and NASDAQ, (v) the appropriate notices to, or consents, waivers or confirmations from, OFCOM or any other relevant Governmental Authority in connection with any Company Communications License (collectively, the "Company License Consents"), and (vi) any actions or filings the failure of which to take or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        (b)    Each of the aggregate amount of the book value of the Company's and its Subsidiaries' non-exempt assets located in the Untied States (the "Company U.S. Assets") and the fair market value of the Company U.S. Assets is less than $53.1 million. During the Company's most recently completed fiscal year, the aggregate amount of the Company's and its Subsidiaries' sales in or into the United States was less than $53.1 million.

        Section 5.04.    Non-contravention.    The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii)(A) contravene, conflict with, or result in any violation or breach of any provision of the comparable organizational documents of any of its Significant Subsidiaries including the memorandum and the articles of association of any such Subsidiary registered in England and Wales or Scotland or (B) contravene, conflict with, or result in any violation or breach of any provision of the comparable organizational documents of any of its Subsidiaries other than its Significant Subsidiaries (including the memorandum and the articles of association of any such Subsidiary registered in England and Wales or Scotland), (iii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iv) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under (A) any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries, or (B) any Governmental Authorization held by, affecting, or relating in any way to, the assets or business of the Company or any of its Subsidiaries, or (v) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only those exceptions in the case of each of clauses (ii)(B) and (iii)-(v) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (which term shall be interpreted, for purposes of this Section 5.04, without clause (iv) in the definition thereof).

        Section 5.05.    Capitalization.    (a) The authorized capital stock of the Company consists of 400,000,000 shares of Company Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (of which 1,000,000 shares have been designated as Series A Junior Participating Preferred Stock and reserved for issuance upon exercise of the Company Rights). As of the close of business on September 23, 2005, there were outstanding (i) 85,074,536 shares of Company Stock (not including any treasury shares or restricted shares), (ii) the Company Rights (which have not separated from the Company Stock), (iii) no shares of preferred stock of the Company, (iv) 3,240,940 treasury shares of Company Stock, (v) stock options to purchase an aggregate of 2,883,912 shares of Company Stock (of which options to purchase an aggregate of 825,397 shares of Company Stock were exercisable at a weighted average exercise price of $24.53 per share), (vi) warrants to purchase an aggregate of 8,745,799 shares of Company Stock at an exercise price of $262.93 per share, and (vii) 67,629 restricted shares of Company Stock. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. A true and complete copy of the Company Rights Agreement as in effect as of the Original Merger Agreement Date has been made available to Parent prior to the Original Merger Agreement Date. As of the Original Merger Agreement Date, the Company was not a party to any voting agreement with respect to the voting of Company Stock.

        (b)    Except as set forth in this Section 5.05 and for changes since September 23, 2005 resulting from the exercise of stock options or the grant of stock based compensation to directors or employees or from the issuance of stock in connection with a merger, other acquisition or business combination or other transaction permitted by Section 7.01(b)(iv)(D), there are no outstanding (i) shares of capital stock of, or other voting securities or ownership interests in, the Company, (ii) securities of the Company or any Subsidiary of the Company convertible into or exchangeable for shares of capital stock of, or other voting securities or ownership interests in, the Company, (iii) options or other rights to acquire from the Company or any Subsidiary of the Company, or other obligation of the Company or any Subsidiary of the Company to issue, any capital stock of, or other voting securities or ownership interests in, or any securities convertible into or exchangeable for, capital stock of, or other voting securities or ownership interests in, the Company, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the securities referred to in clauses (i)-(iv) above.

        Section 5.06.    Subsidiaries.    (a) Each Subsidiary of the Company is a company or other business entity duly incorporated or organized (as applicable), validly existing and (to the extent applicable) in good standing under the laws of its jurisdiction of organization, has all corporate (or other organizational) powers and all Governmental Authorizations required to carry on its business as now conducted, with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign business entity and (to the extent applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing (to the extent applicable) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no Significant Subsidiaries of the Company which are not wholly owned by the Company.

        (b)    All of the outstanding shares of capital stock of, or other voting securities or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien (other than Company Permitted Liens) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests) and, in the case of shares in Subsidiaries which are incorporated in England and Wales or Scotland, are fully paid and have been validly allotted. There are no outstanding (i) securities of the Company or any Subsidiary of the Company convertible into or exchangeable for shares of capital stock of, or other voting securities or ownership interests in, any Subsidiary of the Company, (ii) options or other rights to acquire from the Company or any Subsidiary of the Company, or other obligation of the Company or any Subsidiary of the Company to issue, any capital stock of, or other voting securities or ownership interests in, or any securities convertible into or exchangeable for, capital stock of, or other voting securities or ownership interests in, any Subsidiary of the Company, or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the "Company Subsidiary Securities"). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem, cancel or otherwise acquire any of the Company Subsidiary Securities.

        (c)    There are no joint venture agreements to which the Company or any Subsidiary of the Company is a party that is material to the Company and its Subsidiaries, taken as a whole.

        Section 5.07.    SEC Filings; Sarbanes-Oxley Act.    (a) The Company has made available to Parent true, accurate and complete copies of (i) the Company's annual report on Form 10-K for its fiscal year ended December 31, 2004, (ii) the Company's quarterly reports on Form 10-Q for its fiscal quarters ended March 31, 2005, and June 30, 2005, (iii) its proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of the Company held (or actions taken without a meeting by such stockholders) since December 31, 2003, and (iv) all of its other reports, statements, schedules, registration statements and other documents filed with (or furnished on Form 8-K to) the SEC since December 31, 2003 (the documents referred to in clauses (i)-(iv) above, collectively, the "Company SEC Documents").

        (b)    As of the date it was filed with (or furnished on Form 8-K to) the SEC, each Company SEC Document complied, and each such Company SEC Document filed (or furnished on Form 8-K) subsequent to the Original Merger Agreement Date will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

        (c)    As of the date it was filed with (or furnished on Form 8-K to) the SEC (or, if amended or superseded by a document prior to the Original Merger Agreement Date, on the date such document was filed with (or furnished on Form 8-K to) the SEC), each Company SEC Document filed (or furnished on From 8-K) pursuant to the 1934 Act did not, and each such Company SEC Document filed (or furnished on From 8-K) subsequent to the Original Merger Agreement Date will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

        (d)    Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

        (e)    The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act, and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.

        (f)    The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company's principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Company's principal executive officer and principal financial officer to material information required to be included in the Company's periodic reports required under the 1934 Act.

        (g)    The Company maintains internal control over financial reporting (as defined in Rule 13a under the 1934 Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements. Prior to the Original Merger Agreement Date (or, with respect to evaluations first made after the Original Merger Agreement Date, promptly after the date of such evaluations), the Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer, to the Company's auditors and the audit committee of the Board of Directors of the Company (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and has identified for the Company's auditors and the audit committee of the Company's Board of Directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting. Prior to the Original Merger Agreement Date (or, with respect to disclosures or communications first made after the Original Merger Agreement Date, promptly after they are made), the Company has made available to Parent (i) a summary of any such disclosure made by management to the Company's auditors and audit committee since December 31, 2004 and (ii) any material communication since December 31, 2004 made by management or the Company's auditors to the audit committee required or contemplated by the listing standards of NASDAQ, the audit committee's charter or professional standards of the Public Company Accounting Oversight Board.

        Section 5.08.    Financial Statements.    The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Company SEC Documents fairly present, in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its Subsidiaries (or the "Predecessor Company" as defined in the Company SEC Documents, as the case may be) as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements, which adjustments are not, individually or in the aggregate, material).

        Section 5.09.    Information Supplied.    (a) The information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement shall not (i) at the time the Registration Statement is filed with the SEC, (ii) at any time it is amended or supplemented, or (iii) at the time it is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

        (b)    The information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus shall not (i) at the time the Joint

Proxy Statement/Prospectus is filed with the SEC, (ii) at the time it is mailed to the stockholders of the Company and Parent, (iii) at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, or (iv) at the Filing Time or the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

        Section 5.10.    Absence of Certain Changes.    Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been:

        (a)    any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

        (b)    any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any shares of capital stock of, or other voting securities or ownership interests in, the Company or any of its Subsidiaries; or

        (c)    any change in any method of accounting or accounting practice by the Company or any of its Subsidiaries, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the 1934 Act.

        Section 5.11.    No Undisclosed Material Liabilities.    There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than:

        (a)    liabilities or obligations disclosed and provided for in the Company Balance Sheet or in any notes thereto;

        (b)    liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date in amounts consistent with past practices; and

        (c)    liabilities or obligations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        Section 5.12.    Compliance with Laws.    (a) The Company and each of its Subsidiaries is, and since December 31, 2002 has been, in compliance with all Governmental Authorizations and all Applicable Laws, except for failures to comply that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company as of the Original Merger Agreement Date, neither the Company nor any of its Subsidiaries is under investigation with respect to or has been threatened to be charged with or given notice of any material violation of any material Governmental Authorization or any material Applicable Law.

        (b)    To the Knowledge of the Company, each material Governmental Authorization of the Company and its Subsidiaries is in full force and effect in all material respects.

        Section 5.13.    Litigation.    There is no action, suit, investigation or proceeding pending against, or, to the Knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries in their respective capacities as such, before any arbitrator or before or by any Governmental Authority (but excluding investigations or proceedings in connection with the Merger that are described in Section 9.01(c) or Section 9.02(c) or any subsequent appeals therefrom) that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse

Effect or that, as of the Original Merger Agreement Date, in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby. Neither the Company nor any of its Subsidiaries is subject to any order, writ, judgment, award, injunction or decree of any arbitrator or Governmental Authority (other than arising as a consequence of the circumstances described in Section 9.01(c) or Section 9.02(c) or any subsequent appeals therefrom) that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        Section 5.14.    Finders' Fees.    Except for Goldman, Sachs & Co. and Evercore Group Inc. (together, the "Company Financial Advisors"), whose fees will be paid by the Company, and except as contemplated by the Commitment Letter or otherwise in connection with the Financing, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

        Section 5.15.    Opinions of Financial Advisors.    The Company has received the separate opinions of each of the Company Financial Advisors, each a financial advisor to the Company, to the effect that, (i) as of the Original Merger Agreement Date, the Merger Consideration (as defined in the Original Merger Agreement) is fair to the Company from a financial point of view and (ii) as of the date of this Agreement, the Merger Consideration is fair to the Company's stockholders (other than affiliates of Parent, if any) from a financial point of view.

        Section 5.16.    Taxes.    Neither the Company nor any of its Affiliates has taken or agreed to take any action, or to the Company's Knowledge is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or that would prevent the Charter Amendment and the Parent Common Stock Redemption from qualifying as a redemption governed by Section 302 of the Code.

        Section 5.17.    Anti-takeover Statutes and Rights Agreement.     (a) The Company has taken all action necessary such that the Merger and the other transactions contemplated hereby do not constitute a business combination with an interested stockholder of the Company that would be prohibited pursuant to Section 203 of the Delaware Law, and no other anti-takeover or similar statute or regulation applies or purports to apply to any such transactions. No other "control share acquisition," "fair price," "moratorium" or other anti-takeover laws or regulations enacted under any Applicable Law apply to this Agreement or any of the transactions contemplated hereby.

        (b)    The Company and the Board of Directors of the Company have taken all action necessary to (i) render the Company Rights Agreement and the Company Rights inapplicable to the Merger, this Agreement and the transactions contemplated hereby, and (ii) ensure that (A) neither Parent, Merger Subsidiary nor any of their controlled Affiliates nor Huff nor any of its Affiliates will become an "Acquiring Person", or "Adverse Person" (as each such term is defined in the Company Rights Agreement), (B) none of a "Triggering Event", "Section 11(a)(ii) Event", "Section 11(a)(ii) Trigger Date", "Section 13 Event" or "Stock Acquisition Date" (each as defined in the Company Rights Agreement) shall occur, and (C) the Company Rights will not separate from the shares of Company Stock, in each case, by reason of the approval or execution of this Agreement, the announcement or consummation of the Merger, this Agreement or the transactions contemplated hereby.

        Section 5.18.    Company Securities.    Neither the Company nor any of its Subsidiaries owns any Parent Securities.

        Section 5.19.    Financing.    (a) The Company has entered into an amendment dated as of December 14, 2005 of its commitment letter dated October 2, 2005 (as so amended and as it may be further amended consistent with the terms of this Agreement, the "Commitment Letter") from the lenders party thereto (collectively, the "Lenders") pursuant to which such Lenders have agreed to lend, subject to and on the terms and conditions set forth therein, an aggregate amount equal to £5,100,000,000 to the Company and to Merger Subsidiary to (i) finance the payment of a portion of the aggregate Redemption Consideration, and (ii) refinance certain existing indebtedness of the Company and Parent, in each case, in connection with the Parent Common Stock Redemption and the Merger. The financing to be provided under the Commitment Letter or under any alternative arrangements made by the Company is referred to herein as the "Financing." The Commitment Letter contains all the conditions precedent to the obligations of the Lenders to make the Financing available to the Company and to Merger Sub on the terms contained therein and a true and complete copy of the Commitment Letter, as of the date hereof, has been provided to Parent prior to the date hereof.

        (b)    Subject to its terms and conditions, the aggregate proceeds of the Financing, when funded in accordance with the Commitment Letter, together with the Company's cash on hand and other sources of immediately available funds shall enable (i) Parent at the Effective Time to pay in full the aggregate Redemption Consideration pursuant to the Parent Common Stock Redemption contemplated by the Charter Amendment, and (ii) the Company and Parent to pay in full all fees and expenses incurred in connection with the Merger, the Parent Common Stock Redemption and the Financing.

        (c)    As of the date of this Agreement, the Commitment Letter is a valid and binding obligation of the Company and is in full force and effect and no event within the direct control of the Company has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach or an incurable failure to satisfy a condition precedent on the part of the Company under the terms and conditions of the Commitment Letter, other than any such default or breach that has been waived by the Lenders or otherwise cured in a timely manner by the Company to the satisfaction of the Lenders. As of the date of this Agreement, the Company has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement.

ARTICLE 6
COVENANTS OF PARENT

        Parent agrees as set forth below; provided, however, it is understood and agreed by the parties hereto that, insofar as the covenants contained in this Article 6 apply to Subsidiaries of Parent that are members of the UKTV Group, Parent shall not be obligated to take or refrain from taking such action, as the case may be, to the extent it lacks the right to do so or if such action would result in a breach of the fiduciary duties of Parent or its Subsidiaries or those of its representatives on the board of directors or other governing body of any member of the UKTV Group:

        Section 6.01.    Conduct of Parent.    From the Original Merger Agreement Date until the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course and in material compliance with all material Applicable Laws and all material Governmental Authorizations, and (A) use its reasonable best efforts to (i) preserve intact its business organization and relationships with Third Parties, (ii) maintain in effect all material Parent Communications Licenses and all other material Governmental Authorizations, and (iii) subject to Section 6.09, renew any such Parent Communications License or other Governmental Authorization which would otherwise expire prior to the Effective Time, and (B) not to terminate any employees of Parent or any of its Subsidiaries other than in the ordinary course of business consistent with past practices, it being agreed that terminations for cause shall be deemed within the ordinary course of business consistent with past practices. Without limiting the generality of the foregoing, from the Original Merger Agreement Date until the Effective Time, except (1) as expressly contemplated by this Agreement, the Commitment Letter or Section 6.01 of the Parent Disclosure Schedule, or (2) as the Company may approve in writing (such approval not to be unreasonably withheld or delayed), Parent shall not, and shall not permit any of its Subsidiaries to:

        (a)    adopt or propose any change to its certificate of incorporation or bylaws or other organizational documents (including, in relation to any Subsidiaries incorporated in England and Wales or Scotland, its memorandum and articles of association);

        (b)    (i) split, combine or reclassify any shares of its capital stock, (ii) amend any term or alter any rights of any of its outstanding equity securities, (iii) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities, or (iv) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, any of its securities or any securities of any of its Subsidiaries, other than the cancellation of Parent Stock Options in connection with the exercise thereof;

        (c)    adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization, engage in or implement any intercompany reorganization or restructuring involving the shares, liabilities (including inter-company liabilities) or all or a significant portion of a business of Parent or any or its Subsidiaries (including any such reorganization or restructuring of the Flextech Group or any part thereof), or propose any resolution for its winding-up, striking-off or dissolution or apply to any court for an administration order or the appointment of a receiver, trustee or similar officer of the relevant entity or any or all of the assets of such entity or commence any negotiations to enter into any arrangement with or composition for the benefit of creditors (including any moratorium prior to a voluntary arrangement);

        (d)    issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or any such convertible securities, other than (i) the issuance of any shares of Parent Stock upon the exercise of Parent Stock Options that were outstanding on the Original Merger Agreement Date in accordance with the terms of such options as of such date, and (ii) the granting of Parent Stock Options or awards under the Parent Long-Term Incentive Plan in each case, in accordance with Section 6.01(d)(ii) of the Parent Disclosure Schedule;

        (e)    incur any capital expenditures or any obligations or liabilities in connection therewith, except for (i) those contemplated by the capital expenditure budget for the fiscal year 2005, which capital expenditure budget has been made available to the Company prior to the Original Merger Agreement Date, (ii) those contemplated by the capital expenditure budget for the fiscal year 2006, which budget will be prepared by Parent in good faith and will be provided to the Company promptly after it is prepared and (iii) any unbudgeted capital expenditures relating to the fiscal year 2005 or 2006, as the case may be, not to exceed, in the aggregate, 5% of the aggregate budgeted amount set forth in the budget for such fiscal year referred to in clause (i) or (ii) above, as applicable;

        (f)    except for capital expenditures (which shall be governed by Section 6.01(e)), acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets or any business or undertaking, other than (i) assets used in the ordinary course of business of Parent and its Subsidiaries in a manner that is consistent with past practices, and (ii) acquisitions, excluding those acquisitions set forth in clause (i) of this Section 6.01(f), not exceeding £10,000,000 in the aggregate;

        (g)    sell, lease, assign, license or otherwise dispose of any of its properties or assets that are material to Parent, any of its Significant Subsidiaries, or Subsidiaries included in the Flextech Group, individually or in the aggregate, other than (i) finance leases entered into in connection with capital expenditures permitted pursuant to Section 6.01(e), or (ii) in the ordinary course of business consistent with past practices;

        (h)    (A) create, incur, assume or guarantee any indebtedness for borrowed money or modify any of the terms of such outstanding indebtedness other than (i) as otherwise permitted by Section 6.01(e), (ii) any such indebtedness among Parent and its wholly owned Subsidiaries or among Parent's wholly owned Subsidiaries, or (iii) additional amounts which may be made available under the existing revolving credit facilities of Parent or its Subsidiaries not to exceed £30,000,000 in the aggregate, or (B) enter into or replace any agreement relating to any interest rate or currency hedging, swaps, caps, floors, or option agreement other than interest rate swaps on customary commercial terms not to exceed £25,000,000 of notional debt in the aggregate;

        (i)    create or incur any Lien on any material asset other than (i) any immaterial Lien incurred in the ordinary course of business consistent with past practices, (ii) in connection with finance leases as permitted pursuant to Section 6.01(e) or (iii) other Liens not to exceed £5,000,000 in the aggregate;

        (j)    make any loan, advance or investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any Person other than (i) investments in its wholly owned Subsidiaries made in the ordinary course of business consistent with past practices or (ii) pursuant to the terms and conditions of agreements in effect as of the Original Merger Agreement Date (which agreements are set forth in Section 4.20(a)(vii) of the Parent Disclosure Schedule) or entered into by Parent in compliance with this Agreement;

        (k)    (i) other than in the ordinary course of business or as permitted by this Agreement, enter into, terminate, renew, amend or modify in any material respect, or fail to enforce any material provision of, any Parent Material Contract or (ii) enter into, terminate, renew, amend or modify in any material respect, or fail to enforce any material provision of, any Parent Material Contract referred to in Section 4.20(a)(iii) or 4.20(a)(iv) (except that, for the purposes of this clause (k)(ii), the first and second threshold contained in each such section shall be deemed to be £10,000,000 and £30,000,000, respectively) or Section 4.20(a)(v), 4.20(a)(vi), 4.20(a)(vii) (other than amendments in the ordinary course of business), 4.20(a)(viii), 4.20(a)(xi), 4.20(a)(xii) (but only if such Parent Material Contract is material) or 4.20(a)(xiii);

        (l)    terminate, renew, suspend, abrogate, amend or modify in any material respect any material Governmental Authorization (except in respect of any renewal of any such Governmental Authorization pursuant to clause (ii) of the first sentence of this Section 6.01 or pursuant to Section 6.09);

        (m)    (i) increase the amount of compensation, bonus or other benefits payable to any current or former director, officer or employee of Parent or its Subsidiaries, except, with respect to employees with annual base salaries of less than £75,000 (such employees, the "Excepted Employees"), in the ordinary course of business consistent with past practices, (ii) grant any severance or termination pay or benefits (or increase the amount of such pay or benefits, or extend the notice periods for termination) to any current or former director, officer or employee of Parent or any of its Subsidiaries, except any such grants that Parent is required to make pursuant to any agreement in effect as of the Original Merger Agreement Date and disclosed on Section 4.17(a) of the Parent Disclosure Schedule, or so required by Applicable Law, and, with respect to Excepted Employees, in the ordinary course of business consistent with past practices, (iii) establish, pay, agree to grant or increase any special bonus, stay bonus, retention bonus or any similar benefit under any plan, agreement, award or arrangement, (iv) enter into any new employment, severance, change in control, tax gross-up, deferred compensation or other similar agreement or arrangement (or amend any such existing agreement), except with respect to employment agreements with any employee with an annual base salary of less than £75,000 hired after the Original Merger Agreement Date, in the ordinary course of business consistent with past practices, (v) hire any employee with an annual base salary in excess of £75,000, (vi) except as required by Applicable Law, enter into or amend in any material respect any collective bargaining agreement or other contract with any labor union or organization, (vii) except as required by Applicable Law, establish, adopt, amend or terminate any Parent Employee Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Parent Employee Plan if it had been in existence as of the Original Merger Agreement Date, or (viii) enter into or amend any agreement, contract or arrangement with any current or former director, officer, employee, or independent contractor or commit to provide any payment or any benefit to any such individual that would have been required to be disclosed on Section 4.17(e) of the Parent Disclosure Schedule if any such commitment existed on or before the Original Merger Agreement Date;

        (n)    change Parent's method of accounting or accounting principles or practice, except for any such change required by reason of a change in GAAP or by Regulation S-X under the 1934 Act, as approved by its independent public accountants;

        (o)    make any material Tax election other than in the ordinary course of business; provided, however, that in no event shall Parent or any Subsidiary make any election for U.S. federal income tax purposes (including under Treas. Reg. § 301.7701-3) with respect to Parent or any Subsidiary without the prior written consent of the Company;

        (p)    settle, or propose to settle, any litigation, investigation, arbitration, proceeding or other claim involving or against Parent or any of its Subsidiaries that is material to Parent and its Subsidiaries, taken as a whole;

        (q)    except as required by Applicable Law (including applicable must-carry laws) or as contemplated in the business plan attached as Section 6.01(q) of the Parent Disclosure Schedule add or voluntarily delete any channels, or change its channel lineup, or commit to do any of the foregoing in the future;

        (r)    launch any new channels, except as necessary to comply with any requirement of any Governmental Authority, in accordance with pending agreements in effect as of the Original Merger Agreement Date, or as contemplated in the business plan attached as Section 6.01(q) of the Parent Disclosure Schedule;

        (s)    convert any billing systems or any material portion thereof;

        (t)    take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Section 9.02(a) or Section 9.02(e) not being satisfied; or

        (u)    agree or commit to do any of the foregoing;

provided, however, that nothing in this Section 6.01 shall prevent Parent from taking any action necessary to bring awards issued under any Parent Employee Plan outstanding as of the Original Merger Agreement Date into compliance with, or to exempt such awards from, Section 409A of the Code (whether by amendment to or termination of any such award or otherwise), including any payments in cash or the issuance of shares of Parent Stock or other awards under any Parent Employee Plan and net settlement of any award to the extent elected by the award holder to pay any tax liability owed in connection with the award so long as such payments or issuances (or combination of payments and issuances) are on terms that (i) are substantially equivalent with respect to the economics and vesting schedule of the applicable award outstanding as of the Original Merger Agreement Date, and (ii) do not result in any additional liability to Parent, the Company or any of their respective Subsidiaries. As soon as practicable after taking any such permitted action with respect to outstanding awards, Parent agrees to notify the Company of its actions.

        Section 6.02.    Obligations of Merger Subsidiary and Name Change Subsidiary.    Parent shall take all action necessary to cause (i) Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, and (ii) Name

Change Subsidiary to consummate the Name Change Merger on the terms and conditions set forth in this Agreement.

        Section 6.03.    Director and Officer Liability.    Parent hereby agrees to do the following:

        (a)    For six years after the Effective Time, Parent shall indemnify and hold harmless to the fullest extent permitted under Applicable Law each officer and director of Parent that was an officer or director of Parent prior to the Effective Time (each, a "Parent Indemnified Person") and each officer and director of the Company that was an officer or director of the Company prior to the Effective Time (each, a "Company Indemnified Person") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to acts or omissions by such Indemnified Person in their capacity as a director or officer of Parent or the Company, as the case may be, occurring at or prior to the Effective Time (collectively, "Claims") (and Parent shall also advance reasonable expenses as incurred to the fullest extent permitted by Applicable Law in connection with any Claims against an Indemnified Person provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification). In the event any Claim or Claims are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.

        (b)    For six years after the Effective Time, Parent shall provide officers' and directors' liability insurance with an insurer with a Standard & Poor's rating of at least A (or an equivalent rating from AM Best), or Parent shall purchase from an insurer with a Standard & Poor's rating of at least A (or an equivalent rating from AM Best), a "tail policy", in each case, in respect of acts or omissions occurring prior to the Effective Time covering each Parent Indemnified Person currently covered by Parent's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the Original Merger Agreement Date (which policy has been provided by Parent to the Company prior to the Original Merger Agreement Date); provided that, if the aggregate annual premiums for such insurance during such period shall exceed £6,000,000, then Parent shall provide a policy with the best coverage as shall then be available at £6,000,000 per annum.

        (c)    The rights of each Indemnified Person under this Section 6.03 shall be in addition to any rights to indemnification and exculpation of personal liability that such Person may have under Delaware Law or any other Applicable Law, or any agreement of any Indemnified Person with Parent or any of its Subsidiaries or the Company or any of its Subsidiaries, as the case may be. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

        (d)    Any Indemnified Person wishing to claim indemnification under this Section 6.03, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party except to the extent such failure prejudices Parent. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Person for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Person in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Indemnified Person advises the Indemnified Person in good faith that there are issues that raise conflicts of interest between Parent and the Indemnified Person that make such assumption unadvisable, the Indemnified Person may retain counsel, reasonably satisfactory to Parent and Parent shall pay the reasonable legal expenses of such Indemnified Person promptly as statements therefor are received, (ii) the Indemnified Person will cooperate in the defense of any such matter, and (iii) Parent shall not be liable for any settlement effected without its prior written consent; provided that, Parent shall not have any obligation hereunder to any Indemnified Person when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Person in the manner contemplated hereby is prohibited by Applicable Law.

        (e)    If Parent or any of its successors (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent shall assume all of the obligations set forth in this Section 6.03.

        Section 6.04.    Parent Stockholder Meeting; Proxy Material.    Parent shall cause a meeting of its stockholders (the "Parent Stockholder Meeting") to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Parent Stockholder Approval. Subject to its fiduciary duties, the Board of Directors of Parent shall recommend (i) the approval of the Charter Amendment, and (ii) the approval of the issuance of New Parent Stock in the Merger, in each case, by Parent's stockholders; provided, however, that any withdrawal of, any modification or qualification in a manner adverse to the Company of the Parent Board Recommendation, or any recommendation of an Acquisition Proposal (each such action, an "Adverse Parent Recommendation Change"), shall give the Company the right to terminate this Agreement as set forth in Section 10.01(c)(i) of this Agreement. In connection with such meeting, Parent shall (i) mail the Joint Proxy Statement/Prospectus to Parent's stockholders as promptly as practicable after the Registration Statement is declared effective under the 1933 Act and, if necessary in order to comply with applicable securities laws, after the Joint Proxy Statement/Prospectus shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, resolicit proxies, (ii) subject to its fiduciary duties under Applicable Law, use its reasonable best efforts to secure the Parent Stockholder Approval, and (iii) otherwise comply with all legal requirements applicable to such meeting. Without limiting the generality of the foregoing, and notwithstanding anything in this agreement that may be deemed to be to the contrary, but subject to Section 10.01 hereof, the matters required to be approved in order to obtain the Parent Stockholder Approval shall be submitted to Parent's stockholders at the Parent Stockholder Meeting whether or not (A) an Adverse Parent Recommendation Change shall have occurred, and/or (B) any Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to Parent or any of its advisors.

        Section 6.05.    Quotation of New Parent Stock.    Parent shall use its reasonable best efforts to cause the shares of New Parent Stock to be issued in the Merger and pursuant to the Charter Amendment to be to be approved for quotation on NASDAQ, subject to official notice of issuance.

        Section 6.06.    Parent Board of Directors; Certain Members of Management.    (a) On the Closing Date, but prior to the Effective Time, Parent shall cause to be delivered to the Company duly executed resignations, effective as of the Effective Time, of each member of the Board of Directors of Parent other than Mr. Anthony Stenham (who will serve as Deputy Chairman of the Board of Directors of Parent from and after the Effective Time) and one additional member of Parent's Board of Directors selected by the Company with the approval of Parent's Board of Directors, not to be unreasonably withheld or delayed (or, if either one of them is unable or unwilling to continue to serve in that capacity, such other individual as may be reasonably acceptable to Parent and the Company). Immediately following such resignations but prior to the Effective Time, Parent shall take all necessary action to appoint each member of the Board of Directors of the Company at such time to the Board of Directors of Parent, effective as of immediately after the Effective Time. Notwithstanding the foregoing, Mr. Stenham's continued service as a member of the Board of Directors of Parent is conditioned upon him agreeing with the Company, prior to the Effective Time, on terms mutually satisfactory to him and the Company, his terms for service as Deputy Chairman, which the Company agrees to negotiate in good faith. For the avoidance of doubt, the parties agree that the Company shall be entitled to designate the classes in which each newly appointed director of Parent will serve.

        (b)    Parent will appoint, or cause to be appointed, effective at the Effective Time, each individual set forth in Section 6.06(b) of the Company Disclosure Schedule to the position set forth opposite his name in such Section of the Company Disclosure Schedule subject to, where such an individual is an employee of Parent prior to the Effective Time, such individual agreeing with the Company, on terms mutually satisfactory to such individual and the Company, terms of employment, which the Company agrees to negotiate in good faith.

        Section 6.07.    Employees.    (a) Parent agrees that it will comply with Applicable Law with respect to the rights of the employees of Parent and its Subsidiaries with respect to their employment with Parent or its any of its Subsidiaries on and after the Effective Time.

        (b)    On and after the Effective Time, Parent will allow the employees who were employees of Parent or one of its Subsidiaries prior to the Effective Time to be eligible to participate in Parent's employee benefit plans to the extent that similarly situated persons who were employees of the Company or one of its Subsidiaries are so eligible, except to the extent it would result in a duplication of benefits. Parent will cause any employee benefit plans which persons who were employees of Parent or one of its Subsidiaries are eligible to participate in on and after the Effective Time, other than any plan in which any such employee participated prior to the Effective Time (a "Prior Plan"), to take into account for purposes of eligibility, vesting and benefit accrual thereunder (except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits) service by such employees with Parent and its Subsidiaries prior to the Effective Time, to the extent that such service was recognized under any analogous Prior Plan.

        Section 6.08.    No Solicitation; Other Offers.    Parent agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney, accountant or other advisor retained by it or any of its Subsidiaries for services provided in connection with the transactions contemplated by this Agreement whether as of the Original Merger Agreement Date or any time thereafter) (collectively, "Representatives") not to, directly or indirectly, initiate, solicit or knowingly encourage or facilitate any Acquisition Proposal. Parent further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall cause its and its Subsidiaries' employees, agents and Representatives not to, directly or indirectly, (i) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise knowingly encourage or facilitate any effort or attempt to make or implement an Acquisition Proposal, (ii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Parent or any of its Subsidiaries (unless the Company's obligations under the standstill provisions contained in the Confidentiality Agreement dated May 27, 2005 between the Company and Parent (the "Confidentiality Agreement") are simultaneously waived), (iii) approve any transaction under, or any Third Party becoming an "interested stockholder" under, Section 203 of the Delaware Law, (iv) amend or grant any waiver or release or approve any transaction or redeem any Parent Rights under the Parent Rights Agreement, (v) make any Adverse Parent Recommendation Change in connection with an Acquisition Proposal or (vi) enter into any definitive agreement with respect to an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Parent or its Board of Directors from (1) complying with its disclosure obligations under Sections 14d-9 and 14e-2(a) of the 1934 Act with regard to an Acquisition Proposal; provided, however, that if such disclosure constitutes an Adverse Parent Recommendation Change, the Company shall have the right to terminate this Agreement as set forth in Section 10.01(c)(i) of this Agreement; and (2) at any time prior to, but not after, the Parent Stockholder Approval is obtained, (A) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors of Parent receives from the Person so requesting such information, prior to the provision of any such information, an executed confidentiality agreement on terms no less favorable to Parent than those contained in the Confidentiality Agreement (provided that, such executed confidentiality agreement may contain less favorable standstill provisions as long as the Company's obligations under the standstill provisions contained in the Confidentiality Agreement are simultaneously waived); (B) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal if the Board of Directors of Parent receives from such Person, prior thereto, an executed confidentiality agreement as described in the immediately preceding clause (A); or (C) recommending or making any Adverse Parent Recommendation Change in connection with such an unsolicited bona fide written Acquisition Proposal to the stockholders of Parent, if and only to the extent that, (x) in each such case referred to in clause (A), (B) or (C) above, the Board of Directors of Parent determines in good faith after consultation with outside legal counsel that such action is necessary in order for its directors to comply with their respective fiduciary duties, (y) in each case referred to in clause (B) or (C) above, the Board of Directors of Parent determines in good faith (after consultation with its financial advisor and its outside legal counsel) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal, the likelihood of obtaining financing, and the Person making the proposal, and if consummated, would result in a transaction more favorable to Parent's stockholders from a financial point of view than the transactions contemplated by this Agreement taking into account any change proposed by the Company; and (z) in the case of clause (C), the Company shall have had written notice of Parent's intention to take the action referred to in clause (C) at least 20 Business Days prior to the taking of such action by Parent (which notice shall have attached the most current version of the agreement relating to the Acquisition Proposal in question and a summary of any other material terms relating thereto) and Parent shall, and shall cause its Representatives to, during such 20 Business Day period, negotiate in good faith with the Company with respect to any changes the Company may wish to make with respect to its proposal; provided, that any more favorable Acquisition Proposal referred to in clause (B) or (C) above must constitute an Acquisition Proposal that involves the acquisition, directly or indirectly, of 50% or more of the voting power of the Parent Stock or the assets of Parent and its Subsidiaries taken as a whole (any such more favorable Acquisition Proposal is referred to in this Agreement as a "Superior Proposal"). Parent agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted prior to the Original Merger Agreement Date with respect to any Acquisition Proposal, including any discussions or negotiations with respect to the possible sale of the Flextech Group. Parent agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 6.08 of the obligations undertaken in this Section 6.08. Parent agrees that it will notify the Company promptly, but in any event within 48 hours if any proposals or offers referred to in this Section 6.08 are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers and thereafter shall keep the Company informed on a current basis, and, in any event, within 24 hours of any changes in the status, the terms and any other material details of any such proposals or offers, including whether any such proposal has been withdrawn or rejected. Parent also agrees to provide any information to the Company that it is providing to another Person pursuant to this Section 6.08 at substantially the same time it provides it to such other Person. Parent agrees promptly, but in any event within five days after the Original Merger Agreement Date, to request the return or destruction of all information and materials provided prior to the Original Merger Agreement Date by it, its Affiliates or their respective Representatives (and any information derived therefrom) with respect to the consideration or making of any Acquisition Proposal

(including with respect to the possible sale of the Flextech Group) and Parent shall otherwise use its reasonable best efforts to enforce any confidentiality agreement relating thereto. The parties agree that in determining what actions are necessary for the Board of Directors of Parent to comply with their respective fiduciary duties, the Board of Directors may consider the transactions contemplated by this Agreement to be structured as they were under the Original Merger Agreement (except to the extent that the structure under this Agreement eliminates the need for consents of Third Parties).

        Section 6.09.    License Expirations.    Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to ensure that all Parent Communications Licenses remain in full force and effect in the ordinary course of business. Upon reasonable prior notice, Parent shall, and shall cause its Subsidiaries to, allow representatives of the Company to attend meetings and hearings before applicable Governmental Entities in connection with any proposed modifications or amendments to any Parent Communications License or other Governmental Authorization.

        Section 6.10.    Cooperation.    (a) Upon the request of the Company, Parent shall, and shall cause its Subsidiaries to, assist and cooperate with the Company in connection with (A) any proposed (i) sale of all or a substantial portion of Parent's and/or any of its Subsidiaries' ownership interest in, or all or a substantial portion of the assets of, the Flextech Group, to, or (ii) entry into a joint venture or other business combination transaction relating to the Flextech Group with, in either case, one or more Third Parties (any such proposed or potential Third Party, a "Flextech Transaction Party") and on such terms and conditions as the Company shall determine (any transactions contemplated by clause (i) or (ii) above, a "Flextech Transaction"), provided that, (1) the Company shall consult with Parent and give reasonable consideration to the views of Parent as to the manner of effecting any Flextech Transaction or the process relating thereto, which the Company shall, in each case, have the right to direct, (2) representatives of Parent shall be permitted to participate fully in any negotiations with a Flextech Transaction Party, (3) the Company shall, promptly upon receipt of appropriate invoices therefore, reimburse Parent and its Subsidiaries and the members of the Flextech Group for their reasonable out of pocket costs in complying with this Section 6.10(a)(A) and (4) no obligation of Parent or any of its Subsidiaries under any agreement or instrument with respect to any Flextech Transaction (other than this Agreement) shall be effective until the Effective Time and none of Parent or any of its Subsidiaries shall have any obligation or liability under any such agreement or instrument prior to the Effective Time, and (B) any Flextech Group Restructuring, provided that, Parent shall not be obligated to undertake any action as part of any such restructuring if such action would result in any significant cost or detriment to Parent or any of its Subsidiaries unless the Company agrees to compensate Parent or the relevant Subsidiaries for such cost or detriment in the event that this Agreement is terminated.

        (b)    Without limiting the generality of the foregoing, Parent shall, and shall cause its Subsidiaries to, (A) in connection with any Flextech Transaction, (i) give to any such Flextech Transaction Party, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of Parent and its Subsidiaries relating to the Flextech Group, (ii) furnish to any such Flextech Transaction Party, its counsel, financial advisors, auditors, and other authorized representatives such financial and operating data and other information with respect to the Flextech Group as such Persons may reasonably request, and (iii) assist in taking or making any action by or in respect of, or filing with, any Governmental Authority, and obtaining any actions, consents, approvals or waivers required to be obtained, in each case, as customarily required in connection with the consummation of any Flextech Transaction, and (B) in connection with any of the transactions contemplated by this Agreement (including without limitation for the purpose of obtaining finance for any such transaction) and any integration or restructuring to be implemented after the Effective Time, promptly upon the Company's request, take such action as the Company may reasonably request to restructure the balance sheets of any Subsidiaries of Parent (including, without limitation, by the capitalization of intra-group indebtedness) so as to enable any such Subsidiary to undertake a financial assistance whitewash procedure (in accordance with sections 155 to 158 of the U.K. Companies Act

1985) to enable it to give financial assistance (the "Whitewash Procedure"), and provide (and instruct their respective accountants to provide) to the Company, each Subsidiary of the Company and/or Ernst & Young LLP (or any other advisers appointed by the Company for such purpose) all assistance, information and access required by any of them in connection with the preparation for or implementation of any such Whitewash Procedure, including: (1) providing them with all accounting and financial information and records requested by them in relation to any such company; (2) preparing and providing to them all reports, analyses and other materials reasonably required by them in relation to any such company; and (3) providing them with access to the appropriate personnel of any such company. In addition, with effect from and subject to the occurrence of the Closing Date, Parent shall, if so directed by the Company, (i) cause the directors of any such company required to undertake the Whitewash Procedure to resign, and shall cause individuals nominated by the Company to be appointed as the directors of each such company in their place; and (ii) cause the auditors of each such company required to undertake the Whitewash Procedure to resign and shall cause Ernst & Young, LLP (or any other firm of accountants nominated by the Company for such purpose) to be appointed as the auditors in their place.

        (c)    Notwithstanding anything to the contrary contained herein, the assistance and cooperation contemplated by Sections 6.10(a) and 6.10(b) above shall not require Parent or its Subsidiaries to take any action that unreasonably interferes with the business operations of Parent and its Subsidiaries (including the Flextech Group). The Company shall not take any action in connection with a Flextech Transaction or the Flextech Group Restructuring that would reasonably be expected to adversely affect in any material respect the Flextech Group or Parent's interest therein if the Merger is not consummated.

        (d)    Parent shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to assist and cooperate with the Company in the Company's efforts to obtain the private letter ruling, closing agreement or similar document described in Section 9.02(g)(i), including by giving such representations as the Company may reasonably request.

        (e)    After the Original Merger Agreement Date and prior to the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to assist and cooperate with the Company and its Subsidiaries such that the Company is able to comply, on a timely basis after the Effective Time (without regard to grace periods thereunder with respect to acquisitions), with the applicable provisions under the Sarbanes-Oxley Act and the 1934 Act, including those regarding the reliability of the combined company's financial reporting and the preparation of the combined company's financial statements for external purposes (including Sections 302 and 404 of the Sarbanes-Oxley Act and Rules 13a-14 and 15d-14 of the 1934 Act); provided that, the foregoing shall not require Parent or its Subsidiaries to take any action that unreasonably interferes with the business operations of Parent and its Subsidiaries or to incur any unreimbursed out-of-pocket expense.

        (f)    Parent agrees that (i) upon the receipt of a written request from the Company, it will promptly withdraw, and/or cause its Subsidiaries to withdraw, the request filed by Parent and/or its Subsidiaries with the Internal Revenue Service under §301.9100 of the Procedure and Administration Regulations on September 1, 2005, and (ii) upon the receipt of a written request from the Company, it will seek permission from the Internal Revenue Service to revoke any election made or purportedly made by Parent or any of its Subsidiaries under Section 108(b)(5) of the Code.

        (g)    Parent shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to assist and cooperate with the Company with respect to the matters referred to in Section 6.10(g) of the Company Disclosure Schedule.

        Section 6.11.    Approval of Charter Amendment; Amendment of Parent Rights Agreement.    As promptly as practicable after the date hereof, and in any event prior to the Registration Statement being declared effective, Parent's Board of Directors shall approve the Charter Amendment. Parent shall take all actions necessary so that, (i) the Parent Rights Agreement and the Parent Rights are inapplicable to the shares of Parent Class B Redeemable Common Stock, and (ii) immediately prior to the Effective Time, the Parent Rights Agreement is amended (1) so that the references to "25%" contained in the definition of "Acquiring Person" and Section 23 of such agreement shall be changed to "15%", (2) to delete the definition of "Adverse Person" and make any related conforming changes to such agreement, (3) to delete the definition of "Permitted Offer" and make any related conforming changes to such agreement, (4) so that "Final Expiration Date" in such agreement shall be defined solely to mean the close of business on March 2, 2014, (5) to provide that the Purchase Price (as such term is defined in the Parent Rights Agreement) shall not be adjusted as a result of the Merger, this Agreement or the transactions contemplated hereby, and (6) to ensure that the Parent Rights have been rendered inapplicable to the Original Merger Agreement, the Merger, this Agreement and the transactions contemplated hereby.

ARTICLE 7
COVENANTS OF THE COMPANY

        The Company agrees that:

        Section 7.01.    Conduct of the Company.    From the Original Merger Agreement Date until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course and in material compliance with all material Applicable Laws and material Governmental Authorizations, and use its reasonable best efforts to (i) preserve intact its business organization and relationships with Third Parties, and (ii) keep available the services of its officers and key employees. Without limiting the generality of the foregoing, from the Original Merger Agreement Date until the Effective Time, except (A) as expressly contemplated by this Agreement or set forth in Section 7.01 of the Company Disclosure Schedule, or (B) as Parent may approve in writing (such approval not to be unreasonably withheld or delayed):

        (a)    the Company shall not adopt or propose any change in its certificate of incorporation or bylaws;

        (b)    the Company shall not (i) declare, set aside or pay any dividend or make other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock, (ii) make any tender or exchange offer for Company Stock at a premium to the then-existing market price of such Company Stock, (iii) split, combine or reclassify any shares of its capital stock, or (iv) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock, other than (A) the issuance of any shares of Company Stock upon the exercise of stock options in accordance with their terms as of October 2, 2005, (B) issuances pursuant to the exercise of warrants outstanding on the Original Merger Agreement Date, (C) the granting (or any subsequent exercise thereof) of options to acquire shares of Company Stock or restricted shares of Company Stock in the ordinary course of business (which shall include grants pursuant to the Company Stock Plans), and (D) issuances of stock or grants of stock options (or other stock-based compensation) in connection with any merger, acquisition or other business combination, or other material transaction that, in any such case, does not require any approval of the Company's stockholders, provided that, for the sake of clarity, neither this Section 7.01(b) nor Section 7.01(f) shall preclude the Company or any of its Subsidiaries from entering into any agreement with respect to any transaction referred to in Section 7.01(b)(iv)(D) (regardless of whether or not the issuance of stock in connection therewith would require the approval of the Company's stockholders) as long as the record date for any requisite stockholders vote required in connection therewith occurs after the Effective Time;

        (c)    the Company shall not adopt any plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or propose any resolution for its winding-up, striking-off or dissolution or apply to any court for an administration order or the appointment of a receiver, trustee or similar officer or commence any negotiations to enter into any arrangement with or composition for the benefit of creditors (including any moratorium prior to a voluntary arrangement);

        (d)    the Company shall not, and shall not permit any of its Subsidiaries to, enter into any transaction that would reasonably be expected to materially delay the completion of the Merger;

        (e)    the Company shall not, and shall not permit any of its Subsidiaries to, take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Section 9.03(a) or Section 9.03(b) not being satisfied; or

        (f)    the Company shall not agree or commit to do any of the foregoing.

        Section 7.02.    Company Stockholder Meeting; Proxy Material.    Subject to its fiduciary duties, the Company shall cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as reasonably practicable for the purposes of obtaining the Company Stockholder Approval. Subject to its fiduciary duties, the Board of Directors of the Company shall recommend the Company Stockholder Approval, and shall not withdraw or modify in a manner adverse to Parent such recommendation. In connection with the Company Stockholder Meeting, the Company shall (i) mail the Joint Proxy Statement/Prospectus to the Company's stockholders as promptly as practicable after the Registration Statement is declared effective under the 1933 Act and, if necessary in order to comply with applicable securities laws, after the Joint Proxy Statement/Prospectus shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, resolicit proxies, (ii) subject to its fiduciary duties under Applicable Law and subject to the foregoing, use reasonable best efforts to secure the Company Stockholder Approval, and (iii) otherwise comply with all legal requirements applicable to such meeting. Subject to Section 10.01 hereof, the matters required to be approved in order to obtain the Company Stockholder Approval shall be submitted to the Company's stockholders at the Company Stockholder Meeting whether or not (A) the Board of Directors of the Company shall have withdrawn, qualified or modified the Company Board Recommendation in a manner adverse to Parent, and/or (B) any Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to the Company or any of its advisors, provided that, for purposes of this clause (B), each reference in the definition of "Acquisition Proposal" shall be deemed a reference to "the Company".

        Section 7.03.    Affiliates.    Prior to the date of the Company Stockholder Meeting, the Company shall deliver to Parent a letter identifying all known Persons who, in the opinion of the Company, as of the time of the Company Stockholder Meeting, may be deemed affiliates of the Company under Rule 145 of the 1933 Act (a "Company Rule 145 Affiliate"). The Company shall use its reasonable best efforts to obtain a written agreement from each Company Rule 145 Affiliate as soon as practicable and, in any event, at least 30 days prior to the Effective Time, substantially in the form of Exhibit D hereto.

        Section 7.04.    Merger Subsidiary.    If reasonably requested by Parent, the Company shall designate one or more of its executive officers who are U.S. citizens to become managers and/or officers of Merger Subsidiary before any borrowings are effected under the Financing and Parent will approve such amendments to the limited liability company agreement of Merger Subsidiary and take such other actions as may be necessary or appropriate to effect such designations.

ARTICLE 8
COVENANTS OF PARENT AND THE COMPANY

        The parties hereto agree that:

        Section 8.01.    Reasonable Best Efforts.    (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use (and shall cause their respective Subsidiaries to use) their reasonable best efforts to take, or cause to be taken, all actions (including the making by the Company of directions pursuant to Section 8.01(b) and Section 8.01(e)) and to do, or cause to be done, all things necessary, proper or advisable on its part under this Agreement and under Applicable Law to consummate and make effective as promptly as practicable the Merger and the other transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (ii) obtaining as promptly as practicable and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations necessary or advisable to be obtained from any Governmental Authority or other Person in connection with the Merger or any other transaction contemplated by this Agreement, including the Company License Consents and the Parent License Consents.

        (b)    In furtherance and not in limitation of the foregoing, each of Parent and the Company shall (A) assist, consult and cooperate with each other in preparing and making (i) appropriate submissions and filings to the OFT, OFCOM or the Competition Commission or any other appropriate Governmental Authority in respect of the condition set forth in Section 9.01(c), (ii) appropriate submissions and notifications to OFCOM and any other appropriate Governmental Authority in respect of any Company License Consents, (iii) a joint notification to the Irish Competition Authority of the transactions contemplated by this Agreement pursuant to the Irish Competition Act and any other filings, submissions or notifications to the Irish Competition Authority or Irish Minister for Enterprise Trade and Employment (the "Minister") in respect of the condition set forth in Section 9.02(c), and (iv) all other comparable filings or submissions which the parties hereto reasonably agree are necessary or advisable, in each case, as promptly as practicable (including, in each case, any amendments or revisions thereto in order to reflect the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof), provided that, (x) the Company, acting through its legal advisers and subject to complying with the obligations set forth in Section 8.01(c), shall have the right to direct the content of such submissions, notifications, filings and any subsequent correspondence relating thereto, such right not to be unreasonably exercised and (y) the content and process shall be reasonably satisfactory to Parent, (B) as promptly as practicable, supply any non-privileged additional information and documentary material that may be requested pursuant to any such filing or submission, (C) promptly use its reasonable best efforts to avoid the entry of, or vacate or remove (including by appeal, if available), as the case may be, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment by any Governmental Authority with competent jurisdiction over the transactions contemplated hereby that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including the defense through litigation on the merits of any claim asserted before a Governmental Antitrust Authority seeking to delay, restrain, prevent, enjoin, or otherwise prohibit consummation of the Merger, and (D) take all other actions reasonably necessary to secure the satisfaction of the conditions set forth in Section 9.01(c) and Section 9.02(c).

        (c)    The Company and Parent shall (A) cooperate with one another in (i) determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the Merger or the consummation of the other transactions contemplated by this Agreement, (ii) taking, and seeking promptly to obtain, any such actions, consents, approvals or waivers, and (iii) making any such filings or notifications, or furnishing information required in connection therewith, and (B) consult with each other with respect to the preparation of, and each shall have the right to review in advance, any written submissions made to any Governmental Antitrust Authority by either Parent or the Company in connection with the Merger and each agrees not to attend any meeting or teleconference with any Governmental Antitrust Authority relating to the Merger without giving representatives of the other both reasonable notice of that meeting or teleconference and unless expressly refused by the Governmental Antitrust Authority a reasonable opportunity to attend such meeting or teleconference.

        (d)    Notwithstanding anything to the contrary contained in this Agreement, the parties hereby agree and acknowledge that neither this Section 8.01 nor the "reasonable best efforts" standard shall require, or be construed to require, other than as set forth in the proviso below, Parent or the Company or any of their respective Subsidiaries or other Affiliates, in order to obtain any approvals, consents, registrations, permits, authorizations, and other confirmations to be obtained from any Governmental Authority or Governmental Antitrust Authority or otherwise to satisfy the condition set forth in Section 9.01(c), to:

    (i)
    offer the OFT undertakings in lieu of a reference pursuant to Section 73 of the Enterprise Act (other than following a remittal of the Merger back to the OFT for reconsideration pursuant to Section 120(5) of the Enterprise Act); or

    (ii)
    offer the U.K. Secretary of State undertakings in lieu of a reference pursuant to paragraph 3 of Schedule 7 of the Enterprise Act (other than following a remittal of the Merger back to the U.K. Secretary of State for reconsideration pursuant to Section 120(5) of the Enterprise Act); or

    (iii)
    appeal any decision by the OFT or the U.K. Secretary of State to refer the Merger or the other transactions contemplated by this Agreement to the Competition Commission; or

    (iv)
    (A) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or (B) propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, before or after the Effective Time, of any assets, licenses, operations, rights, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates); or

    (v)
    take or agree to take any action or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates), unless, in the case of all such requirements described in clauses (iv) and (v) above, such requirements would not, individually or in the aggregate with all other such requirements, reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, in each case, without regard to clause (b) and clause (iv) (insofar as such clause (iv) relates to any matter contemplated by clause (iv) or (v) above) of each such definition (a "Regulatory Material Adverse Effect"); provided, however, that the Company can compel Parent to take any of the actions referred to above (or agree to take such actions) if such actions are only effective after the Effective Time. For purposes of this Agreement, a Regulatory Material Adverse Effect shall in any event be deemed to arise if an obligation is imposed on, or a binding undertaking is sought from, Parent and/or the Company by any Governmental Authority or Governmental Antitrust Authority requiring Parent and/or the Company to (i) offer access by Third Parties to the network infrastructure of Parent or Company (or any of their respective Subsidiaries or other Affiliates) to enable those Third Parties or any other Third Parties to offer or provide products and/or services to customers connected directly to that network infrastructure, or (ii) sell, transfer, dispose of or divest, or hold separate all or a significant portion of, the Flextech Group, excluding for this purpose sit-up Limited; provided that the Company can compel Parent to take any of the actions referred to above (or agree to take such actions) if such actions are only effective after the Effective Time.

        (e)    Notwithstanding anything to the contrary contained in this Agreement, (i) Parent agrees that it shall refrain (and shall cause its Subsidiaries to refrain) from taking or agreeing to take any of the actions set forth in clauses (i) through (v) of Section 8.01(d), without the prior written direction of the

Company, acting through its legal advisers, and (ii) the Company agrees to exercise the right to direct actions referred to in this Section 8.01 reasonably (other than actions referred to in Section 8.01(d)(i) and Section 8.01(d)(ii)), and a direction not to take an action described in clauses (iv) and (v) of Section 8.01(d)) will be deemed reasonable if such actions (or agreement to take such actions) would, individually or in the aggregate with all other requirements described in Section 8.01(d), reasonably be expected to have a Regulatory Material Adverse Effect).

        Section 8.02.    U.S. Disclosure Filings.    (a) As soon as practicable following the date of this Agreement, the Company and Parent shall prepare and file with the SEC the Joint Proxy Statement/Prospectus and Parent shall, in cooperation with the Company, prepare and file with the SEC the Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as the Company's proxy statement and Parent's proxy statement and prospectus (such filings, the "U.S. Disclosure Filings"). Each of the Company and Parent shall use reasonable best efforts to have the Registration Statement declared effective under the 1933 Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. All U.S. Disclosure Filings shall comply as to form in all material respects with the provisions of the 1933 Act and the 1934 Act, as applicable.

        (b)    Each of Parent and the Company shall provide the other party and its counsel with (i) any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to any U.S. Disclosure Filing, promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating in any discussions or meetings with the SEC.

        (c)    No amendment or supplement to any of the Registration Statement or the Joint Proxy Statement/Prospectus will be made by the Company or Parent without the approval of the other party, which will not be unreasonably withheld or delayed, except as may be required by Applicable Law; provided that, with respect to documents filed by the Company or Parent which are incorporated by reference in any of the aforementioned U.S. Disclosure Filings, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations.

        (d)    Each of Parent and the Company shall advise the other party and its counsel, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of New Parent Stock issuable in connection with the Merger and, if applicable, the shares of New Parent Stock and/or Parent Class B Redeemable Common Stock issuable pursuant to the Charter Amendment for offering or sale in any jurisdiction, or any request by the SEC for amendment of any of the U.S. Disclosure Filings or comments thereon and responses thereto or requests by the SEC for additional information. If, at any time prior to the Effective Time, the Company or Parent discover any information relating to either party, or any of their respective Affiliates, officers or directors, that should be set forth in an amendment or supplement to any of the U.S. Disclosure Filings, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and the parties will cooperate with each other in order to promptly file with the SEC and, to the extent required by Applicable Law, disseminate to the stockholders of the Company and Parent, an appropriate amendment or supplement describing such information.

        (e)    Parent shall take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of New Parent Stock in the Merger and, if applicable, the issuance of New Parent Stock and Parent Class B Redeemable Common Stock pursuant to the Charter Amendment, and the Company shall furnish all information concerning the Company and the holders of Company Stock as may be reasonably requested in connection with any such action.

        Section 8.03.    Public Announcements.    Parent and the Company shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts, in each case, with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before such consultation. Parent and the Company hereby agree that the initial press release with respect to the Merger shall be a joint press release and Parent and the Company will cooperate in drafting such release and disseminating it in a timely manner.

        Section 8.04.    Further Assurances.    At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

        Section 8.05.    Access to Information.    (a) From the Original Merger Agreement Date until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company and Parent shall upon reasonable notice, (i) give to the other party, its counsel, financial advisors, auditors and other authorized representatives reasonable access during normal business hours to the offices, properties, books and records of such party and its Subsidiaries (including access to perform physical examinations), (ii) furnish to the other party, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with the other party in its investigation. Any investigation pursuant to this Section 8.05 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party. No information or knowledge obtained in any investigation pursuant to this Section 8.05 shall affect or be deemed to modify any representation or warranty made by any party hereunder.

        Section 8.06.    Notices of Certain Events.    Each of the Company and Parent shall promptly notify the other of:

        (a)    any notice or other communication from (i) any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and/or (ii) BBC Worldwide Limited or any of its Affiliates relating to the Merger or the other transactions contemplated by this Agreement;

        (b)    any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

        (c)    any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that, if pending on the Original

Merger Agreement Date, would have been required to have been disclosed pursuant to any Section of this Agreement, or that relate to the consummation of the transactions contemplated by this Agreement;

        (d)    any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the condition set forth in Section 9.02(a)(ii) or Section 9.03(a)(ii) not to be satisfied;

        (e)    any occurrence or non-occurrence of any event, the occurrence or non-occurrence of which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect; and

        (f)    any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided, however, that the delivery of any notice pursuant to this Section 8.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice or constitute an admission that any event communicated is material or could give rise to a Company Material Adverse Effect or Parent Material Adverse Effect.

        Section 8.07.    Financing.    The Company shall use its reasonable best efforts to obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) negotiate definitive agreements with respect to the Financing consistent with the terms and conditions contained therein, and (ii) satisfy on a timely basis all conditions in such definitive agreements the satisfaction of which are within the control of the Company. The Company shall use its reasonable best efforts to comply with its obligations, and enforce its rights, under the Commitment Letter. The Company shall give Parent prompt notice of any material breach by any party to the Commitment Letter of which the Company has become aware or any termination of the Commitment Letter. The Company shall not permit any amendment or modification to, or any waiver of any material provision or remedy under, the Commitment Letter if such amendment, modification or waiver materially increases the conditionality or materially delays the Financing. Parent and Merger Subsidiary shall assist and cooperate with the Company in connection with its efforts to obtain the proceeds of the Financing, including (x) providing, in accordance with the terms of Section 8.05, reasonably required information relating to Parent, Merger Subsidiary and their Subsidiaries to the financial institution or institutions providing the Financing, and (y) executing and delivering, and causing such Subsidiaries to execute and deliver credit agreements, security agreements, customary certificates, legal opinions (which may be reasoned, if counsel reasonably believes it cannot give the opinion otherwise) or other agreements, certificates, documents and instruments relating to the Financing or relating to guarantees, the pledge of collateral and other matters ancillary to the Financing, in each case as may be reasonably requested by the Company in connection with the Financing; provided that, no obligation of Parent, Merger Subsidiary or any of their Subsidiaries under any such agreement, certificate, document or instrument shall be effective until the immediately prior to the Effective Time, and none of Parent or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or unreimbursed out-of-pocket expense in connection with the Financing prior to the Effective Time (except, to the extent that any such payment is required to give effect to the Merger or the Parent Common Stock Redemption, in which case such payment shall be made immediately prior to the Effective Time and, if the Effective Time shall not occur, the Company shall promptly reimburse Parent or the relevant Subsidiary of Parent for any such payment).

        Section 8.08.    Section 16 Matters.    Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock), or dispositions of Parent Stock (including derivative securities with respect to Parent Stock), or acquisitions of New Parent Stock (including derivative securities with respect to New Parent Stock), resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company or Parent, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the 1934 Act.

        Section 8.09.    Accountants' Letters.    (a) Parent shall use reasonable best efforts to cause to be delivered to the Company two letters from Parent's independent public accountants, one dated approximately the date on which the Registration Statement shall be declared effective and one dated as of the Closing Date, each addressed to Parent and the Company, in form reasonably satisfactory to the Company and customary in scope for comfort letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

        (b)    The Company shall use reasonable best efforts to cause to be delivered to Parent two letters from the Company's independent public accountants, one dated approximately the date on which the Registration Statement shall be declared effective and one dated as of the Closing Date, each addressed to the Company and Parent, in form reasonably satisfactory to Parent and customary in scope for comfort letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

        Section 8.10.    Stockholder Meetings.    Parent and the Company shall use their reasonable best efforts to hold the Parent Stockholder Meeting and the Company Stockholder Meeting on the same date and at the same time.

        Section 8.11.    Tax Matters.    Parent and the Company intend the Merger to qualify as a reorganization under Section 368(a) of the Code and intend the Charter Amendment and the Parent Common Stock Redemption to qualify as a redemption within the meaning of Section 317 of the Code, governed by Section 302 of the Code, of a portion of the Parent Common Stock. Each of Parent and the Company, and each of their respective Subsidiaries, shall use its reasonable best efforts to cause the Merger to so qualify and to obtain the opinions of Sullivan & Cromwell LLP and Davis Polk & Wardwell referred in Sections 9.03(c) and 9.02(h) of this Agreement. For purposes of such opinions, each of Parent and the Company shall use its reasonable best efforts to provide representation letters substantially in the form of Exhibit E and Exhibit F hereto, respectively, each dated on or about the date the Registration Statement shall become effective, and subsequently, on the Closing Date. Each of Parent, Merger Subsidiary and the Company and each of their respective Affiliates shall use its reasonable best efforts not to take any action, not to fail to take any action, cause any action to be taken or not taken, or suffer to exist any condition, which action or failure to take action or condition would prevent, or would be reasonably likely to prevent, the Merger from qualifying as a reorganization under Section 368(a) of the Code or that would prevent the Charter Amendment and the Parent Common Stock Redemption from qualifying as a redemption governed by Section 302 of the Code.

        Section 8.12.    Affiliates.    Parent and the Company agree that if the shares of New Parent Stock issuable pursuant to the Charter Amendment are required to be registered with the SEC pursuant to the 1933 Act, the provisions of Section 7.03 (including Exhibit D hereto) shall apply to Parent mutatis mutandis.

ARTICLE 9
CONDITIONS TO THE CHARTER AMENDMENT AND THE MERGER

        Section 9.01.    Conditions to the Obligations of Each Party.    The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger and file the Charter Amendment are subject to the satisfaction of the following conditions:

        (a)    Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

        (b)    No court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Applicable Law that prohibits the consummation of the Merger, the filing of the Charter Amendment, the reclassification of Parent Stock contemplated by the Charter Amendment or the Parent Common Stock Redemption.

  (c)
  (i)
  (A) OFT shall have either confirmed to Parent, Merger Subsidiary or the Company in writing (a copy of which shall have been provided to the other parties to this Agreement by the recipient of the confirmation) that it does not intend to refer the Merger to the Competition Commission pursuant to Section 33(1) of the Enterprise Act, other than in the circumstances of Section 33(2)(b) of the Enterprise Act, or the OFT shall have accepted undertakings from Parent (in compliance with Section 8.01) in lieu of a reference pursuant to Section 73 of the Enterprise Act, and (B) if the condition set forth in Section 9.01(c)(i)(A) is satisfied and the condition in this Section 9.01(c)(i)(B) has not been waived by the Company, either (x) the period specified in Rule 26 of the Competition Appeal Tribunal Rules 2003 for making any application under Section 120(1) of the Enterprise Act shall have expired without any such application having being made, (y) in the event that such application has been made the Competition Appeal Tribunal shall have rejected such application pursuant to Rule 10 of the Competition Appeal Tribunal Rules 2003 or dismissed such application pursuant to Section 120(5) of the Enterprise Act, or the application shall have been withdrawn pursuant to Rule 12 of the Competition Appeal Tribunal Rules 2003, or (z) in the event that such application has been made and the OFT's decision in relation to the Merger is quashed in whole or in part and remitted back to the OFT under Section 120(5) of the Enterprise Act, the OFT's subsequent decision in relation to the Merger satisfies the condition set forth in Section 9.01(c)(i)(A) (without any need to satisfy the condition in Section 9.01(c)(i)(B)); or

  (ii)
  (A) in the event that the U.K. Secretary of State serves an intervention notice pursuant to Section 42(2) of the Enterprise Act, the U.K. Secretary of State (x) shall have confirmed to Parent, Merger Subsidiary or the Company in writing (a copy of which shall have been provided to the other parties to this Agreement by the recipient of the confirmation) that the U.K. Secretary of State does not intend to refer the Merger to the Competition Commission pursuant to Section 45 of the Enterprise Act, other than in the circumstances of Section 56(1) of the Enterprise Act, or (y) shall have accepted undertakings in lieu of a reference pursuant to Paragraph 3 of Schedule 7 of the Enterprise Act, and (B) if the condition set forth in Section 9.01(c)(ii)(A) is satisfied and the condition in this Section 9.01(c)(ii)(B) has not been waived by the Company, either (x) the period specified in Rule 26 of the Competition Appeal Tribunal Rules 2003 for making any application under Section 120(1) of the Enterprise Act shall have expired without any such application having being made, (y) in the event that such application has been made the Competition Appeal Tribunal shall have rejected such application pursuant to Rule 10 of the Competition Appeal Tribunal Rules 2003 or dismissed such application pursuant to Section 120(5) of the Enterprise Act, or the application shall have been withdrawn pursuant to Rule 12 of the Competition Appeal Tribunal Rules 2003, or (z) in the event that such application has been made and the Secretary of State's decision in relation to the Merger is quashed in whole or in part and remitted back to the Secretary of State under Section 120(5) of the Enterprise Act, the Secretary of State's subsequent decision in relation to the Merger satisfies the condition set forth in Section 9.01(c)(ii)(A) (without any need to satisfy the condition in this Section 9.01(c)(ii)(B)); or

    (iii)
    in the event of a reference of the Merger by the OFT to the Competition Commission pursuant to Section 33(1) of the Enterprise Act or a deemed reference by the OFT to the Competition Commission pursuant to Section 56(3) of the Enterprise Act, then (A) the Competition Commission shall have decided that the Merger shall not be expected to result in a substantial lessening of competition pursuant to Section 36(1) of the Enterprise Act, (B) the Competition Commission shall have accepted undertakings from Parent (in compliance with Section 8.01) pursuant to Section 82(1) of the Enterprise Act, or (C) the Competition Commission shall have made an order pursuant to Section 84(1) of the Enterprise Act which would not reasonably be expected to give rise to a Regulatory Material Adverse Effect; or

    (iv)
    in the event of a reference of the Merger by the U.K. Secretary of State to the Competition Commission pursuant to Section 45 of the Enterprise Act, then (A) the U.K. Secretary of State shall have confirmed to Parent, Merger Subsidiary or the Company in writing (a copy of which shall have been provided to the other parties to this Agreement by the recipient of the confirmation) a decision that he shall not make an adverse public interest finding pursuant to Section 54(2) of the Enterprise Act, (B) the U.K. Secretary of State shall have made no finding at all pursuant to Section 54(2) of the Enterprise Act in circumstances where the reference was made pursuant to Section 45(3) or 45(5) of the Enterprise Act, (C) the U.K. Secretary of State shall have made no finding at all pursuant to Section 54(2) of the Enterprise Act in circumstances where the reference was made pursuant to Section 45(2) or 45(4) of the Enterprise Act and subsequently the Competition Commission shall have (x) concluded that the Merger shall not be expected to result in a substantial lessening of competition pursuant to Section 36(1) of the Enterprise Act, (y) accepted undertakings from Parent (in compliance with Section 8.01) pursuant to Section 82(1) of the Enterprise Act, or (z) made an order pursuant to Section 84(1) of the Enterprise Act which would not reasonably be expected to give rise to a Regulatory Material Adverse Effect, or (D) in the event that the U.K. Secretary of State makes an adverse public interest finding pursuant to Section 54(2), then (x) the U.K. Secretary of State shall have accepted undertakings from Parent (in compliance with Section 8.01) pursuant to Paragraph 9 of Schedule 7 of the Enterprise Act, or (y) the U.K. Secretary of State shall have made an order pursuant to Paragraph 11 of Schedule 7 of the Enterprise Act which would not reasonably be expected to give rise to a Regulatory Material Adverse Effect.

        (d)    The Registration Statement shall have been declared effective, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and not concluded or withdrawn.

        (e)    The shares of New Parent Stock to be issued in the Merger and pursuant to the Charter Amendment shall have been approved for quotation on NASDAQ, subject to official notice of issuance.

        Section 9.02.    Conditions to the Obligations of the Company.    The obligation of the Company to consummate the Merger is subject to the satisfaction or waiver by the Company (to the extent permitted by applicable law) of the following further conditions:

        (a)    (i) Each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Parent contained in this Agreement (A) that are qualified by materiality or Parent Material Adverse Effect shall be true at and as of the Effective Time as if made at and as of such time (other than such representations or warranties that address matters only as of a certain date, which shall be true as of such date), and (B) that are not qualified by materiality or Parent Material Adverse Effect shall be true at and as of the Effective Time as if made at and as of such time (other than such representations or warranties that address matters only as of a certain date, which shall be true as of such date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 9.02(a)(ii)(B) shall be deemed to have been satisfied even if any representations and warranties of Parent (other than Sections 4.02(b), 4.05, 4.06(b), 4.06(d), 4.14, and 4.15 which must, in each case, be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of Parent to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, and (iii) the Company shall have received a certificate signed by the acting chief executive officer and the chief financial officer of Parent to the foregoing effect.

        (b)    There shall not have been instituted or be pending any action or proceeding by any Governmental Authority which would reasonably be expected to have a Regulatory Material Adverse Effect (but excluding (x) related proceedings of the Competition Appeal Tribunal or any higher court following satisfaction of the condition in Section 9.01(c)(i)(B)(z), Section 9.01(c)(ii)(B)(z), Section 9.01(c)(iii) or Section 9.01(c)(iv) and (y) any proceeding before or made to the Irish High Court in connection with the Merger).

        (c)    One of the following events shall have occurred in Ireland:

  (i)
  the Irish Competition Authority shall have informed Parent and the Company that it has determined, pursuant to Section 21(2)(a) of the Irish Competition Act, that the Merger may be put into effect and the Minister shall not have directed the Irish Competition Authority to carry out an investigation under Section 22 of the Competition Act; or

  (ii)
  the period specified in Section 19(1)(c) of the Irish Competition Act shall have elapsed without the Irish Competition Authority having informed Parent or the Company of the determination (if any) it has made under Section 21(2)(a) or (b) of the Irish Competition Act; or

  (iii)
  the Irish Competition Authority, having carried out an investigation under Section 22 of the Irish Competition Act, shall have made a determination under Section 22(3)(a) or Section 22(3)(c) of the Irish Competition Act which would not reasonably be expected to give rise to a Regulatory Material Adverse Effect and the Minister shall not have made an order within the period specified in Section 23(4) of the Irish Competition Act; or

  (iv)
  the Irish Competition Authority, having carried out an investigation under Section 22 of the Irish Competition Act, shall have made a determination under Section 22(3)(a) or (c) of the Irish Competition Act which would not reasonably be expected to give rise to a Regulatory Material Adverse Effect and one of the following events shall have occurred:

  (A)
  the Minister shall have made an order under Section 23(4)(a) of the Irish Competition Act; or

    (B)
    the Minister shall have made an order under Section 23(4)(b) of the Irish Competition Act which would not reasonably be expected to have a Regulatory Material Adverse Effect; or

  (v)
  the period specified in Section 19(1)(d) of the Irish Competition Act shall have elapsed without the Irish Competition Authority having made a determination under Section 22 of the Irish Competition Act in relation to the Merger.

        (d)    All consents, approvals, waivers and actions of, filings with and notices to, any Governmental Authority or any other Person necessary to be obtained or made by Parent or any of its respective Subsidiaries (but excluding (x) related proceedings of the Competition Appeal Tribunal or any higher court following satisfaction of the condition in Section 9.01(c)(i)(B)(z), Section 9.01(c)(ii)(B)(z), Section 9.01(c)(iii) or Section 9.01(c)(iv) and (y) any proceeding before or made to the Irish High Court in connection with the Merger) to consummate the transactions contemplated by this Agreement shall have been obtained, be in effect and be subject to no limitations, conditions, restrictions or obligations, except for such consents the failure of which to obtain would not, and such limitations, conditions, restrictions or obligations as would not, individually or in the aggregate, reasonably be expected to have a Regulatory Material Adverse Effect.

        (e)    There shall not have occurred and be continuing as of or otherwise arisen before the Effective Time any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect (but excluding (x) related proceedings of the Competition Appeal Tribunal or any higher court following satisfaction of the condition in Section 9.01(c)(i)(B)(z), Section 9.01(c)(ii)(B)(z), Section 9.01(c)(iii) or Section 9.01(c)(iv) and (y) any proceeding before or made to the Irish High Court in connection with the Merger).

        (f)    [RESERVED]

        (g)    The earlier of the following shall have occurred: (i) the Company shall have received a private letter ruling, closing agreement or similar document from the IRS to the effect described in Section 9.02(g) of the Company Disclosure Schedule, provided that at all times prior to the receipt of such ruling, agreement or document the Company reasonably believes that there is a reasonable possibility that such ruling, agreement or document will in fact be received, or (ii) April 2, 2006; provided that, if, prior to the satisfaction or waiver of this condition, all of the other conditions contained in this Article 9 shall have been satisfied or waived (other than conditions that by their nature are to be satisfied at the Effective Time and can immediately be satisfied), then the Company shall promptly waive either (i) the condition set forth in this Section 9.02(g) or (ii) the conditions set forth in Section 9.02(a)(ii), Section 9.02(a)(iii) (to the extent relating to Section 9.02(a)(ii), provided that, Parent delivers to the Company the certificate contemplated by Section 9.02(a)(iii) relating to Section 9.02(a)(ii) as of the date of this waiver) and Section 9.02(e).

        (h)    The Company shall have received from Davis Polk & Wardwell, counsel to the Company, on or about the date the Registration Statement shall become effective, and subsequently, on the Closing Date, written opinions dated as of such dates substantially in the form of Exhibit H. In rendering such opinions, counsel to the Company shall be entitled to rely upon representations provided by Parent and the Company substantially in the form of Exhibit E and Exhibit F, respectively.

        Section 9.03.    Conditions to the Obligations of Parent and Merger Subsidiary.    The obligations of Parent and Merger Subsidiary to consummate the Merger and file the Charter Amendment are subject to the satisfaction or waiver by Parent (to the extent permitted by Applicable Law) of the following further conditions:

        (a)    (i) The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of the Company contained in this Agreement (A) that are qualified by materiality or Company Material Adverse Effect shall be true at and as of the Effective Time as if made at and as of such time (other than such representations or warranties that address matters only as of a certain date, which shall be true as of such date), and (B) that are not qualified by materiality or Company Material Adverse Effect shall be true at and as of the Effective Time as if made at and as of such time (other than such representations or warranties that address matters only as of a certain date, which shall be true as of such date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 9.03(a)(ii)(B) shall be deemed to have been satisfied even if any representations and warranties of the Company (other than Sections 5.02(b), 5.05, 5.06(b), 5.14, 5.15 and 5.17(b) which must be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect; provided that, Parent agrees that it shall not exercise its right to waive the condition contained in this Section 9.03(a) should such waiver cause the Company not to be able to obtain the Financing.

        (b)    There shall not have occurred and be continuing as of or otherwise arisen before the Effective Time any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (but excluding (x) proceedings of the Competition Appeal Tribunal or any higher court following satisfaction of the condition in Section 9.01(c)(i)(B)(z), Section 9.01(c)(ii)(B)(z), Section 9.01(c)(iii) or Section 9.01(c)(iv) and (y) any proceeding before or made to the Irish High Court in connection with the Merger); provided that, Parent agrees that it shall not exercise its right to waive the condition contained in this Section 9.03(b) should such waiver cause the Company not to be able to obtain the Financing.

        (c)    Parent shall have received from Sullivan & Cromwell LLP, counsel to Parent, on or about the date the Registration Statement shall become effective, and subsequently, on the on the Closing Date, written opinions dated as of such dates substantially in the form of Exhibit G. In rendering such opinions, counsel to Parent shall be entitled to rely upon representations provided by Parent and the Company substantially in the form of Exhibit E and Exhibit F, respectively.

        (d)    Parent shall have received a customary opinion with respect to the solvency of Parent in connection with the reclassification of Parent Common Stock pursuant to the Charter Amendment and the Parent Common Stock Redemption, which opinion shall be in form and substance reasonably satisfactory to Parent and shall be from a nationally recognized provider of such opinions who shall be reasonably satisfactory to the Company.

        (e)    Parent shall be reasonably satisfied that the Merger shall become effective immediately after the effectiveness of the Charter Amendment.

ARTICLE 10
TERMINATION

        Section 10.01.    Termination.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company):

        (a)    by mutual written agreement of the Company and Parent;

        (b)    by either the Company or Parent, if:

    (i)
    the Merger has not been consummated on or before October 2, 2006 (the "End Date"); provided that, the right to terminate this Agreement pursuant to this

      Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by the End Date;

    (ii)
    there shall be any Applicable Law which is final and nonappealable that would cause the condition in Section 9.01(b) not to be satisfied; or

    (iii)
    (A) the stockholders of Parent shall have voted on (i) the Charter Amendment, or (ii) the issuance of shares of New Parent Stock in the Merger, in each case, at the Parent Stockholder Meeting (including any adjournment or postponement thereof), but such portion of the Parent Stockholder Approval shall not have been obtained, or (B) the stockholders of the Company shall have voted on the adoption of this Agreement at the Company Stockholder Meeting (including any adjournment or postponement thereof), but the Company Stockholder Approval shall not have been obtained;

        (c)    by the Company, if:

    (i)
    an Adverse Parent Recommendation Change shall have occurred;

    (ii)
    a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and either (A) Parent is not using its reasonable best efforts promptly to cure such breach or failure or (B) such condition is incapable of being satisfied by the End Date;

    (iii)
    any event, occurrence, revelation or development of a state of circumstances or facts shall have occurred that would cause the condition set forth in Section 9.02(e) not to be satisfied and such condition would not reasonably be expected to be capable of being satisfied by the End Date; or

    (iv)
    Parent shall have willfully, knowingly and materially breached any of its obligations under Section 6.04 or any of Parent's directors not affiliated with Huff, named executive officers, or financial advisors shall have willfully, knowingly and materially breached any of its material obligations under Section 6.08 (and, in this respect, the Company hereby confirms that the forgoing Persons have been fully informed of their obligations under Section 6.04 and Section 6.08 hereunder).

        (d)    by Parent, if:

    (i)
    a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and either (A) the Company is not using its reasonable best efforts promptly to cure such breach or failure or (B) such condition is incapable of being satisfied by the End Date;

    (ii)
    any event, occurrence, revelation or development of a state of circumstances or facts shall have occurred that would cause the condition set forth in Section 9.03(b) not to be satisfied and such condition would not reasonably be expected to be capable of being satisfied by the End Date;

    (iii)
    the Company shall have willfully, knowingly and materially breached any of its obligations under Section 7.02;

    (iv)
    if the Board of Directors of the Company shall have withdrawn, qualified or modified its approval of this Agreement or the Company Board Recommendation in a manner adverse to Parent; or

    (v)
    prior to the date of the Parent Stockholder Meeting, the Board of Directors of Parent authorizes Parent, subject to complying with the terms of this Agreement, to enter into any binding definitive agreement with respect to a Superior Proposal; provided that, immediately prior to any such termination, Parent shall have paid to the Company any amounts due pursuant to Section 11.04(b); and provided, further, that in the case of any such termination by Parent, (i) Parent shall have given the Company written notice, at least 20 Business Days prior to such termination, of its intention to terminate this Agreement and to enter into a binding written agreement concerning a transaction that it believes constitutes a Superior Proposal (which notice shall have attached the most current version of the agreement relating to the Acquisition Proposal in question and a summary of any other material terms relating thereto), (ii) Parent shall have, and shall have caused its Representatives to, during such 20 Business Day period, negotiate in good faith with the Company with respect to any changes the Company may wish to make with respect to its proposal, and (iii) the Company does not make, within such 20 Business Day period, a revised proposal that the Board of Directors of Parent determines in good faith (after consultation with its financial advisor and its outside legal counsel) would, if consummated, result in a transaction at least as favorable to Parent's stockholders from a financial point of view as the transaction set forth in Parent's written notice delivered pursuant to clause (i) above.

        The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

        Section 10.02.    Effect of Termination.    If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties hereto; provided that, (x) no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach by such party of this Agreement, and (y) the provisions of this Section 10.02 and Sections 11.04, 11.06, 11.07, 11.08, 11.09, 11.10, 11.11 and 11.12 and the Confidentiality Agreement (subject to the terms thereof, and to Section 6.08 to the extent relating to the Confidentiality Agreement), shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11
MISCELLANEOUS

        Section 11.01.    Notices.    All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

        if to Parent or Merger Subsidiary, to:

    Telewest Global, Inc.
    160 Great Portland St.
    London, England
    W1W 5QA
    Attention: Stephen Cook
                      General Counsel and Group Strategy Director
    Facsimile No.: +44 20-7299-5495

        with a copy to:

    Sullivan & Cromwell LLP
    125 Broad Street
    New York, New York 10004
    Attention: Joseph B. Frumkin
    Facsimile No.: +1 212-558-3358
    Attention: Richard C. Morrissey
    Facsimile No.: +44 207-959-8950

        if to the Company, to:

    NTL Incorporated
    909 Third Avenue, Suite 2863
    New York, New York 10022
    Attention: Bryan Hall
                     General Counsel
    Facsimile No.: +1 212-752-1157

        with a copy to:

    NTL Incorporated
    Bartley Wood Business Park
    Bartley Way
    Hook, Hampshire
    RG27 9UP
    Attention: Bryan Hall
                      General Counsel
    Facsimile No.: +44 12-5675-2100

    and

    Davis Polk & Wardwell
    450 Lexington Avenue
    New York, New York 10017
    Attention: William L. Taylor
    Facsimile No.: +1 212-450-3800
    Attention: John K. Knight
    Facsimile No.: +44 207-418-1400

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

        Section 11.02.    Survival of Representations, Warranties and Agreements.    The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time. The covenants and agreements contained in this Agreement shall survive in accordance with their terms.

        Section 11.03.    Amendments and Waivers.    (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the Company Stockholder Approval has been obtained, no such amendment or waiver shall be made or given that requires the approval of the stockholders of the Company under Delaware Law unless the required approval is obtained.

        (b)    No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

        Section 11.04.    Expenses.    (a) Except as otherwise expressly provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided that, the Company and Parent shall share equally all fees and expenses, other than attorneys' and accountant's fees and expenses, incurred in relation to the printing, filing and mailing of the U.S. Disclosure Filings and all filing fees payable pursuant to the Enterprise Act.

        (b)    If a Payment Event (as hereinafter defined) occurs, Parent shall pay the Company (by wire transfer of immediately available funds), if, (x) pursuant to clause (i)(A) below, simultaneously with the occurrence of such Payment Event, a fee of $175,000,000, (y) pursuant to clause (i)(B), simultaneously with the occurrence of such Payment Event, a fee of $215,000,000, or (z) pursuant to clauses (ii) or (iii) below, within two Business Days of the event giving rise to the payment obligation a fee of $215,000,000.

        "Payment Event" means the termination of this Agreement pursuant to:

    (i)
    (A) Section 10.01(c)(i) or Section 10.01(c)(iv), or (B) Section 10.01(d)(v);

    (ii)
    Section 10.01(b)(i) but only if (A) at the time of such termination the Company Stockholder Approval shall have been obtained and the Parent Stockholder Approval shall not have been obtained, (B) prior to such termination, an Acquisition Proposal shall have been made, and (C) either of the following has occurred:

    (x)
    where such Acquisition Proposal was withdrawn prior to the date of such termination, within 12 months following the date of such termination, Parent or one of its Subsidiaries shall have entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an Acquisition Proposal with the Person who made such withdrawn Acquisition Proposal or one of its Affiliates or a Person acting in concert with it, or

    (y)
    where such Acquisition Proposal was not withdrawn prior to the date of such termination, within 12 months following the date of such termination, Parent or one of its Subsidiaries shall have entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an Acquisition Proposal; or

    (iii)
    Section 10.01(b)(iii)(A) but only if (A) prior to the Parent Stockholder Meeting, an Acquisition Proposal shall have been made, and (B) either of the following has occurred:

    (x)
    where such Acquisition Proposal was withdrawn prior to the Parent Stockholder Meeting, within 12 months following the date of such termination, Parent or one of its Subsidiaries shall have entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an Acquisition Proposal with the Person who made such withdrawn Acquisition Proposal or one of its Affiliates or a Person acting in concert with it, or

    (y)
    where such Acquisition Proposal was not withdrawn prior to the Parent Stockholder Meeting, within 12 months following the date of such termination, Parent or one of its Subsidiaries shall have entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an Acquisition Proposal;

  provided that, for the purpose of clauses (ii) and (iii) above, each reference to "20%" in the definition of "Acquisition Proposal" shall be deemed to be a reference to "50%".

        (c)    If this Agreement is terminated pursuant to:

    (i)
    Section 10.01(d)(iv) or Section 10.01(d)(iii);

    (ii)
    Section 10.01(b)(i) but only if (A) at the time of such termination the Parent Stockholder Approval shall have been obtained and the Company Stockholder Approval shall not have been obtained, (B) prior to such termination, an Acquisition Proposal shall have been made and (C) either of the following has occurred:

    (x)
    where such Acquisition Proposal was withdrawn prior to the date of such termination, within 12 months following the date of such termination, the Company or one of its Subsidiaries shall have entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an Acquisition Proposal with the Person who made such withdrawn Acquisition Proposal or one of its Affiliates or a Person acting in concert with it, or

    (y)
    where such Acquisition Proposal was not withdrawn prior to the date of such termination, within 12 months following the date of such termination, the Company or one of its Subsidiaries shall have entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an Acquisition Proposal; or

    (iii)
    Section 10.01(b)(iii)(B) but only if (A) prior to the Company Stockholder Meeting, an Acquisition Proposal shall have been made, and (B) either of the following shall have occurred:

    (x)
    where such Acquisition Proposal was withdrawn prior to the Company Stockholder Meeting, within 12 months following the date of such termination, the Company or one of its Subsidiaries shall have entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an Acquisition Proposal with the Person who made such withdrawn Acquisition Proposal or one of its Affiliates or a Person acting in concert with it, or

    (y)
    where such Acquisition Proposal was not withdrawn prior to the Company Stockholder Meeting, within 12 months following the date of such termination, the Company or one of its Subsidiaries shall have entered into a definitive agreement with respect to, recommended to its stockholders, or consummated, an Acquisition Proposal,

  then, the Company shall pay Parent (by wire transfer of immediately available funds) simultaneously with such termination, in the case of (i) above, or within two Business Days of the event giving rise to the payment obligation, in the case of (ii) and (iii) above, a fee of $175,000,000; provided that, for purposes of clauses (ii) and (iii) above each reference in the definition of "Acquisition Proposal" to "Parent" shall be deemed a reference to "the Company" and each reference in such definition to "20%" shall be deemed to be a reference to "50%".

        (d)    The Company and Parent acknowledge that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, they would not enter into this Agreement. Accordingly, if any party fails promptly to pay any amount due pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by the other party (including legal fees and expenses) in connection with any action, including the prosecution of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid amount at the publicly announced prime rate of JPMorgan in New York City from the date such fee was required to be paid to the date it is paid.

        Section 11.05.    Disclosure Schedule References.    The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement, and (b) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such other representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

        Section 11.06.    Binding Effect; Benefit; Assignment.    (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 6.03, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as expressly provided in Section 6.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

        (b)    No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

        Section 11.07.    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State.

        Section 11.08.    Jurisdiction.    The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought only in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum; provided that, any final judgment in any such suit, action or proceeding may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by Applicable Law. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

        Section 11.09.    WAIVER OF JURY TRIAL.    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

        Section 11.10.    Counterparts; Effectiveness.    This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

        Section 11.11.    Entire Agreement; Release of Original Merger Subsidiary.    (a) This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and such agreements supersede all prior agreements and understandings, both oral and written, between the parties with respect to their subject matter.

        (b)    Notwithstanding anything to the contrary contained herein, the parties hereto agree that Original Merger Subsidiary shall be hereby immediately and forever released from its obligations under the Original Merger Agreement without any liability to any other party under the Original Merger Agreement and that, for the avoidance of doubt, Original Merger Subsidiary shall not be deemed to be a party to this Agreement except for the purposes of this Section 11.11(b) and the other Sections of this Article 11 to the extent relating hereto.

        Section 11.12.    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon any such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

        Section 11.13.    Specific Performance.    The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

NTL INCORPORATED
By:	/s/ JAMES F. MOONEY Name: James F. Mooney Title: Chairman
TELEWEST GLOBAL, INC.
By:	/s/ ANTHONY (COB) STENHAM Name: Anthony (Cob) Stenham Title: Chairman
NEPTUNE BRIDGE BORROWER LLC
By:	/s/ ANTHONY (COB) STENHAM Name: Anthony (Cob) Stenham Title: Chairman
MERGER SUB INC. (solely with respect to Section 11.11(b) of this Agreement and the other Sections of Article 11 of this Agreement to the extent relating thereto)
By:	/s/ JAMES F. MOONEY Name: James F. Mooney Title: President

Appendix B

SECOND RESTATED

CERTIFICATE OF INCORPORATION OF
TELEWEST GLOBAL, INC.

        Telewest Global, Inc. (the "Corporation"), a corporation organized and existing under, and by virtue of, the General Corporation Law of the State of Delaware ("DGCL") hereby certifies as follows:

        (1)   The name of the corporation is Telewest Global, Inc.

        (2)   The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 12, 2003.

        (3)   This second restated certificate of incorporation restates, integrates and amends the Corporation's restated certificate of incorporation, as heretofore amended or supplemented, has been duly adopted by the Board of Directors of the Corporation (the "Board of Directors") and by the stockholders of the Corporation in accordance with Sections 242 and 245 of the DGCL, and has been duly executed by an officer of the Corporation and filed in accordance with Section 103 of the DGCL.

        (4)   The text of the certificate of incorporation of the Corporation as restated, integrated and amended (the "Second Restated Certificate of Incorporation") shall read, in its entirety, as follows:

ARTICLE I

NAME OF THE CORPORATION

        The name of this corporation is Telewest Global, Inc.

ARTICLE II

ADDRESS; REGISTERED AGENT

        The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101, Dover, Kent County, DE 19904. The name of its registered agent at that address is National Registered Agents, Inc.

ARTICLE III

PURPOSE

        The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL as the same exists or hereafter may be amended. The Corporation shall have all power necessary or convenient to the conduct, promotion or attainment of such acts and activities.

ARTICLE IV

CAPITAL STOCK

Part A. Reclassification of Common Stock

        1.     Reclassification. Without regard to any other provision of this Second Restated Certificate of Incorporation (including, without limitation, all of the other provisions of Article IV), each share of common stock, $0.01 par value, of the Corporation (the "Old Common Stock"), either issued and outstanding or held by the Corporation as treasury stock immediately prior to the time this Second Restated Certificate of Incorporation becomes effective in accordance with Section 103(d) of the DGCL (such time, the "Effective Time"), shall be and is hereby automatically reclassified and changed

(without any further act) (the "Reclassification") into (a) 0.2875 of a share of common stock, $0.01 par value, of the Corporation (the "Common Stock"), together with cash in lieu of fractional shares as set forth in paragraph 2 of this Part A, and (b) one (1) share of Class B redeemable common stock, $0.01 par value, of the Corporation (the "Class B Redeemable Common Stock" and, together with the shares of Common Stock and cash in lieu of fractional shares as set forth in clause (a) of paragraph 1 of this Part A, the "Reclassification Consideration").

        2.     No Fractional Shares. No fractional shares of Common Stock shall be issued to holders of record of Old Common Stock in connection with the reclassification of shares of Old Common Stock contemplated in this Part A. In lieu thereof, all fractional shares of Common Stock that a holder of shares of Old Common Stock would otherwise be entitled to receive pursuant to paragraph 1 of this Part A shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying (i) the closing price of a share of common stock of NTL Incorporated, a Delaware corporation, on The NASDAQ National Market, as reported in the New York City edition of The Wall Street Journal, on the trading day immediately preceding the date on which the Effective Time occurs, divided by 2.5, by (ii) the fraction of a share of Common Stock to which such holder would otherwise have been entitled.

        3.     Surrender of Certificates. Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically represent the right to receive the Reclassification Consideration; provided, however, that, to the fullest extent permitted by law, each holder of record immediately prior to the Effective Time of a certificate that represented shares of Old Common Stock shall be required to surrender such certificate in accordance with the procedures determined by the Board of Directors in order to receive the Common Stock portion of the Reclassification Consideration, or any cash for which the Class B Redeemable Common Stock portion of the Reclassification Consideration has been redeemed. Shares of Common Stock and shares of Class B Redeemable Common Stock shall be issued in book-entry form or shall be represented by new certificates in each case, as determined by the Board of Directors.

Part B. Authorized Capital.

        The total number of shares of capital stock which the Corporation shall have the authority to reserve for issuance or issue is one billion, three hundred and five million (1,305,000,000) shares, consisting of one billion (1,000,000,000) shares of Common Stock, three hundred million (300,000,000) shares of Class B Redeemable Common Stock and five million (5,000,000) shares of preferred stock, par value $0.01 per share, of the Corporation (the "Preferred Stock"). The number of authorized shares of any of the Common Stock, the Class B Redeemable Common Stock or the Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding or reserved for issuance) by the affirmative vote of the holders of a majority in voting power of the capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock, the Class B Redeemable Common Stock or the Preferred Stock voting separately as a class shall be required therefor. The designation, relative rights, preferences and limitations of the shares of each class are as follows:

Part C. Preferred Stock

        Authority is hereby expressly vested in the Board of Directors without further action by the Corporation's stockholders, subject to the provisions of this Article IV of this Second Restated Certificate of Incorporation and to the limitations prescribed by applicable law, to authorize the issuance from time to time in one (1) or more classes or series of any number of shares of Preferred Stock which number of shares may at any time or from time to time be increased or decreased by the Board of Directors notwithstanding that shares of such series may be outstanding at such time of increase or decrease; provided that the aggregate number of shares issued and not canceled of any and all such classes and series shall not exceed the total number of shares of Preferred Stock hereinabove authorized and not decreased, and with distinctive class or serial designations, all as are stated in this Article IV of this Second Restated Certificate of Incorporation or as shall hereafter be stated and expressed in the resolution or resolutions providing for the issuance of such shares of Preferred Stock from time to time adopted by the Board of Directors pursuant to authority so to do which is hereby vested in the Board of Directors. Each class or series of shares of Preferred Stock:

        (a)   may have such voting powers, full or limited, including the right to elect one (1) or more directors of the Corporation (the "Directors"), or may be without voting powers;

        (b)   may be subject to redemption at such time or times and at such prices;

        (c)   may be entitled to receive dividends (which may be cumulative or non-cumulative) at such rate or rates, on such conditions and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock, and if any such class or series of Preferred Stock shall be entitled to receive a preference over any other class or classes or series of stock with respect to the payment of dividends, such class or series of Preferred Stock shall also be entitled, in the event that the Corporation defaults on its obligation to pay such dividends, to elect one (1) or more Directors to the Board of Directors;

        (d)   may have such rights upon the voluntary or involuntary liquidation, dissolution or winding up of, or upon any distribution of, the assets of the Corporation;

        (e)   may be made convertible into or exercisable, redeemable or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes or series of shares of the Corporation at such price or prices or at such rates of exchange and with such adjustments;

        (f)    may be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of such class or series in such amount or amounts;

        (g)   may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any subsidiary, upon the issuance of any additional shares (including additional shares of such class or series or of any other class or series) and/or upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by or on behalf of the Corporation or any subsidiary of, any outstanding shares of the Corporation; and

        (h)   may have such other relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof; all as shall be stated in this Article IV of this Second Restated Certificate of Incorporation or in said resolution or resolutions providing for the issuance of such shares of Preferred Stock. Any of the powers, designations, preferences, rights and qualifications, limitations or restrictions of any such class or series of Preferred Stock may be made dependent upon facts ascertainable outside of this Second Restated Certificate of Incorporation or any amendment hereto, or outside the resolution or resolutions providing for the issuance of such Preferred Stock adopted by the Board of Directors pursuant to the authority vested in it by this Part C of this Article IV of this Second Restated Certificate of Incorporation; provided that the manner in which such facts shall operate upon the powers, designations, preferences, rights and qualifications, limitations or restrictions of such class or series of Preferred Stock is clearly and expressly set forth in this Second Restated Certificate of Incorporation, or of any amendment hereto, or in the resolution or resolutions providing for the issuance of such Preferred Stock adopted by the Board of Directors. The term "facts," as used in the immediately preceding sentence shall have the meaning given to it in Section 151(a) of the DGCL (or any successor statute). Shares of Preferred Stock of any class or series that have been redeemed or repurchased (whether through the operation of a sinking fund or otherwise) or that if convertible, exercisable, redeemable or exchangeable, have been converted into, or exercised, redeemed or exchanged for, shares of any other class or classes or series shall have the status of authorized and unissued shares of Preferred Stock of the same class or series and may be reissued as a part of the class or series of which they were originally a part or may be reclassified and reissued as part of a new class or series of shares of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other class or series of shares of Preferred Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of any class or series of shares of Preferred Stock.

Part D. Series A Junior Participating Preferred Stock.

        1.     Designation and Amount. The shares of this series of Preferred Stock, par value $0.01 per share, shall be designated as "Series A Junior Participating Preferred Stock," and the number of shares constituting such series shall be one million (1,000,000). Subject to paragraph 4(e) of this Part D of this Article IV of this Second Restated Certificate of Incorporation, the number of shares of said series may at any time or from time to time be increased or decreased by the Board of Directors notwithstanding that shares of such series may be outstanding at such time of increase or decrease.

        2.     Dividend Rate.

        (a)   Subject to the prior and superior rights of the holders of any shares of any series of preferred stock ranking prior and superior to the shares of Series A Junior Participating Preferred Stock with respect to dividends, the holders of shares of Series A Junior Participating Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of each January, April, July and October in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance (the "First Issuance") of a share or fraction of a share of Series A Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $10.00 or (b) 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise) since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock. In the event the Corporation shall at any time after the First Issuance declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

        (b)   On or after the First Issuance, no dividend on the Common Stock shall be declared unless concurrently therewith a dividend or distribution is declared on the Series A Junior Participating Preferred Stock as provided in paragraph 2(a) above; and the declaration of any such dividend on the Common Stock shall be expressly conditioned upon payment or declaration of and provision for a dividend on the Series A Junior Participating Preferred Stock as above provided. In the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $10.00 per share on the Series A Junior Participating Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

        (c)   Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. The Board of Directors may fix a record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive payment of a dividend distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

        3.     Dissolution, Liquidation and Winding Up. In the event of any voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation (hereinafter referred to as a "Liquidation"), the holders of Series A Junior Participating Preferred Stock shall be entitled to receive the greater of (i) $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment and (ii) the aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of Common Stock. In the event the Corporation shall at any time after the First Issuance declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

        4.     Voting Rights. The holders of shares of Series A Junior Participating Preferred Stock shall have the following voting rights:

        (a)   Each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to one thousand (1,000) votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time after the First Issuance declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Junior Participating Preferred Stock were entitled immediately prior to such event under the preceding sentence shall be adjusted by multiplying such number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

        (b)   Except as otherwise provided by law, or in this Second Restated Certificate of Incorporation, or the By-laws of the Corporation (the "By-laws"), the holders of shares of Series A Junior Participating Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

        (c)   If and whenever dividends on the Series A Junior Participating Preferred Stock shall be in arrears in an amount equal to six quarterly dividend payments, then and in such event the holders of the Series A Junior Participating Preferred Stock, voting separately as a class (subject to the provisions of paragraph 4(d) below), shall be entitled at the next annual meeting of the stockholders or at any special meeting to elect two (2) Directors. Each share of Series A Junior Participating Preferred Stock shall be entitled to one vote, and holders of fractional shares shall have the right to a fractional vote. Upon election, such Directors shall become additional Directors of the Corporation and the authorized number of Directors shall thereupon be automatically increased by such number of Directors. Such right of the holders of Series A Junior Participating Preferred Stock to elect Directors may be exercised until all dividends in default on the Series A Junior Participating Preferred Stock shall have been paid in full, and dividends for the current dividend period declared and funds therefor set apart, and when so paid and set apart, the right of the holders of Series A Junior Participating Preferred Stock to elect such number of Directors shall cease, the term of such Directors shall thereupon terminate, and the authorized number of Directors shall thereupon return to the number of authorized Directors otherwise in effect, but subject always to the same provisions for the vesting of such special voting rights in the case of any such future dividend default or defaults. The fact that dividends have been paid and set apart as required by the preceding sentence shall be evidenced by a certificate executed by the President and the Chief Financial Officer of the Corporation and delivered to the Board of Directors. The Directors so elected by holders of Series A Junior Participating Preferred Stock shall serve until the certificate described in the preceding sentence shall have been delivered to the Board of Directors or until their respective successors shall be elected or appointed and qualify.

        At any time when such special voting rights have been so vested in the holders of the Series A Junior Participating Preferred Stock, the Secretary of the Corporation may, and upon the written request of the holders of record of 10% or more of the number of shares of the Series A Junior Participating Preferred Stock then outstanding addressed to such Secretary at the principal office of the Corporation in Delaware, shall, call a special meeting of the holders of the Series A Junior Participating Preferred Stock for the election of the Directors to be elected by them as hereinabove provided, to be held in the case of such written request within forty (40) days after delivery of such request, and in either case to be held at the place and upon the notice provided by law and in the By-laws of the Corporation for the holding of meetings of stockholders; provided, however, that the Secretary shall not be required to call such a special meeting (i) if any such request is received less than ninety (90) days before the date fixed for the next ensuing annual or special meeting of stockholders or (ii) if at the time any such request is received, the holders of Series A Junior Participating Preferred Stock are not entitled to elect such Directors by reason of the occurrence of an event specified in the third sentence of paragraph 4(d) below.

        (d)   If, at any time when the holders of Series A Junior Participating Preferred Stock are entitled to elect Directors pursuant to the foregoing provisions of this section 4, the holders of any one or more additional series of Series A Junior Participating Preferred Stock are entitled to elect Directors by reason of any default or event specified in the Second Restated Certificate of Incorporation, as in effect at the time of the certificate of designation for such series, and if the terms for such other additional series so permit, the voting rights of the two or more series then entitled to vote shall be combined (with each series having a number of votes proportional to the aggregate liquidation preference of its outstanding shares). In such case, the holders of Series A Junior Participating Preferred Stock and of all such other series then entitled so to vote, voting as a class, shall elect such Directors. If the holders of any such other series (if designated) have elected such Directors prior to the happening of the default or event permitting the holders of Series A Junior Participating Preferred Stock to elect Directors, or prior to a written request for the holding of a special meeting being received by the Secretary of the Corporation from the holders of not less than 10% of the then-outstanding shares of Series A Junior Participating Preferred Stock, then such Directors so previously elected will be deemed to have been elected by and on behalf of the holders of Series A

Junior Participating Preferred Stock as well as such other series, without prejudice to the right of the holders of Series A Junior Participating Preferred Stock to vote for Directors if such previously elected Directors shall resign, cease to serve or fail to stand for reelection while the holders of Series A Junior Participating Preferred Stock are entitled to vote. If the holders of any such other series are entitled to elect in excess of two (2) Directors, the Series A Junior Participating Preferred Stock shall not participate in the election of more than two (2) such Directors, and those Directors whose terms first expire shall be deemed to be the directors elected by the holders of Series A Junior Participating Preferred Stock; provided that, if at the expiration of such terms the holders of Series A Junior Participating Preferred Stock are entitled to vote in the election of Directors pursuant to the provisions of this section 4, then the Secretary of the Corporation shall call a meeting (which meeting may be the annual meeting or special meeting of stockholders referred to in paragraph 4(c)) of holders of Series A Junior Participating Preferred Stock for the purpose of electing replacement Directors (in accordance with the provisions of this section 4) to be held on or prior to the time of expiration of the expiring terms referred to above.

        (e)   Except as otherwise set forth herein or required by law, the Second Restated Certificate of Incorporation or the By-laws, holders of Series A Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for the taking of any corporate action. No consent of the holders of outstanding shares of Series A Junior Participating Preferred Stock at any time outstanding shall be required in order to permit the Board of Directors to: (i) increase the number of authorized shares of Series A Junior Participating Preferred Stock or to decrease such number to a number not below the sum of the number of shares of Series A Junior Participating Preferred Stock then outstanding and the number of shares with respect to which there are outstanding rights to purchase; or (ii) issue Preferred Stock which is senior to the Series A Junior Participating Preferred Stock, junior to the Series A Junior Participating Preferred Stock or on a parity with the Series A Junior Participating Preferred Stock.

        5.     Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the First Issuance declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Junior Participating Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

        6.     Redemption. The shares of Series A Junior Participating Preferred Stock shall not be redeemable.

        7.     Conversion Rights. The Preferred Stock is not convertible into Common Stock or any other security of the Corporation.

Part E. Common Stock.

        Except as otherwise provided by the DGCL or this Second Restated Certificate of Incorporation and subject to the rights of holders of any class or series of Preferred Stock pursuant to this Second Restated Certificate of Incorporation (including any resolution or resolutions adopted by the Board of Directors providing for the issuance of any class or series of Preferred Stock), all of the voting power of the stockholders of the Corporation shall be vested in the holders of the Common Stock, and each holder of Common Stock shall have one (1) vote for each share held by such holder on all matters voted upon by the stockholders of the Corporation; provided, however, that, except as otherwise required by applicable law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Second Restated Certificate of Incorporation (including any resolution or resolutions adopted by the Board of Directors providing for the issuance of any class or series of Preferred Stock) that relates solely to the terms of one (1) or more outstanding classes or series of Preferred Stock if the holders of such affected class or series are entitled, either separately or together with the holders of one (1) or more other such class or series, to vote thereon pursuant to this Second Restated Certificate of Incorporation (including any resolution or resolutions adopted by the Board of Directors providing for the issuance of any class or series of Preferred Stock) or pursuant to the DGCL. The holders of shares of Common Stock shall not have cumulative voting rights. Subject to applicable law and the rights, if any, of the holders of any outstanding class or series of Preferred Stock or any class or series of stock having a preference over, or the right to participate with, the Common Stock with respect to the payment of dividends, dividends may be declared and paid on the Common Stock out of funds legally available therefor at such times and in such amounts and forms as the Board of Directors in its sole discretion shall determine. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or other winding up of the Corporation, after distribution in full of preferential amounts, if any, to be distributed to the holders of any class or series of Preferred Stock or any class or series of stock having a preference over, or the right to participate with, the Common Stock, the holders of the Common Stock shall be entitled to share equally and ratably, share for share, in all of the remaining assets of the Corporation of whatever kind available for distribution to stockholders. For the purposes of this Part E of this Article IV of this Second Restated Certificate of Incorporation, (i) a consolidation, combination, redomicile, merger (including a holding company merger) or share exchange of the Corporation with one (1) or more corporations (whether or not the Corporation remains the surviving corporation in such a transaction), or successive consolidations, combinations, redomiciles, mergers or share exchanges or (ii) a sale, transfer, conveyance or other disposition of all or substantially all of the Corporation's assets (including its subsidiaries' assets), shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation.

Part F. Class B Redeemable Common Stock

        All shares of Class B Redeemable Common Stock will be identical to the Common Stock with respect to rights and privileges to which the holders thereof are entitled, except as otherwise provided in this Part F of this Article IV. Subject to paragraph 3 of Part A of Article IV of this Second Restated Certificate of Incorporation, at the Merger Effective Time (as defined below), each outstanding share of the Class B Redeemable Common Stock shall be redeemed, out of funds legally available therefor, by the Corporation, automatically and without notice, for $16.25, in cash (without interest) (the "Redemption Consideration"), subject to adjustment in accordance with this Part F, in accordance with the procedures determined by the Board of Directors of the Corporation, a copy of which procedures and the procedures described in paragraph 3 of Part A of Article IV of this Second Restated Certificate of Incorporation, as well as of the agreement described in the next sentence, shall be made available to any stockholder of the Corporation upon request, without charge. For the purposes of this paragraph 7, the "Merger Effective Time" means the Effective Time as defined in the Amended and Restated Agreement and Plan of Merger dated as of December 14, 2005 among the Corporation, NTL

Incorporated, a Delaware corporation ("NTL"), Neptune Bridge Borrower LLC, a Delaware limited liability company and a wholly owned subsidiary of the Corporation, and, for certain limited purposes, Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of NTL, as amended by Amendment No. 1 thereto dated as of January 30, 2006 and as such agreement may be further amended from time to time, so long as at least one share of Common Stock is outstanding at such time. After the Reclassification and prior to the Merger Effective Time, the Corporation shall not, without the affirmative vote of the holders of a majority of the outstanding shares of the Common Stock and a majority of the outstanding shares of the Class B Redeemable Common Stock, in any manner subdivide or combine (by stock split, stock dividend, reclassification, recapitalization or otherwise) the outstanding shares of Common Stock or Class B Redeemable Common Stock unless all such outstanding shares shall be proportionately subdivided or combined. If, after the Reclassification and prior to the mandatory redemption set forth in this Part F, any change in the outstanding shares of Class B Redeemable Common Stock shall occur by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares, any stock dividend thereon with a record date prior to the mandatory redemption, or any similar event, the Redemption Consideration (and any other amounts payable pursuant to this Part F) shall be appropriately adjusted. The Class B Redeemable Common Stock shall not be transferable, to the fullest extent permitted by law.

ARTICLE V

BOARD OF DIRECTORS

        The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Subject to the rights of any holder of any class or series of Preferred Stock, the Board of Directors shall consist of not less than three (3) nor more than fifteen (15) members, the exact number of which shall be fixed from time to time by the Board of Directors. In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the Directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Second Restated Certificate of Incorporation, and any By-Laws of the Corporation adopted by the stockholders or the Directors; provided, however, that no By-Laws of the Corporation hereafter adopted by the stockholders or the Directors shall invalidate any prior act of the Directors which would have been valid if such By-Laws of the Corporation had not been adopted. Advance notice of nominations for the election of Directors shall be given in the manner and to the extent provided in the By-Laws of the Corporation. Elections of Directors need not be by written ballot except and to the extent provided in the By-Laws of the Corporation. Each Director shall be entitled to one (1) vote per director on all matters voted or acted upon by the Board of Directors or any duly constituted committee of which such Director is a member at the time of such vote or action. The Directors shall be divided into three (3) classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of Directors constituting the entire Board of Directors. The term of the initial Class I Directors shall terminate on the date of the 2005 annual meeting of stockholders; the term of the initial Class II Directors shall terminate on the date of the 2006 annual meeting of stockholders and the term of the initial Class III Directors shall terminate on the date of the 2004 annual meeting of stockholders. At each annual meeting of stockholders beginning in 2004, successors to the class of Directors whose term expires at that annual meeting shall be elected for a three-year term. If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible, and any additional Directors of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of Directors shorten the term of any incumbent Director. A Director shall hold office until the annual meeting for the year in which such Director's term expires and until such

Director's successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Any vacancy on the Board of Directors, howsoever resulting, may be filled by a majority of the Directors then in office, even if less than a quorum, or by a sole remaining Director. Any Director elected to fill a vacancy shall hold office for a term that shall coincide with the term of the class to which such Director shall have been elected.

        Notwithstanding the foregoing, whenever the holders of any one (1) or more classes or series of Preferred Stock shall have the right, voting separately by class or series, to elect one (1) or more Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Second Restated Certificate of Incorporation or in any resolution or resolutions adopted by the Board of Directors providing for the issuance of any class or series of Preferred Stock, and such Directors so elected shall not be divided into classes pursuant to this Article V of this Second Restated Certificate of Incorporation unless expressly provided by such terms.

ARTICLE VI

REMOVAL OF DIRECTORS

        Any or all of the Directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of the Corporation then entitled to vote generally in the election of Directors, considered for purposes of this Article VI of this Second Restated Certificate of Incorporation as one (1) class. Notwithstanding the previous sentence, whenever the holders of any class or series of Preferred Stock are entitled to elect one (1) or more Directors by the resolution or resolutions providing for the issuance of any class or series of Preferred Stock, this Article VI of this Second Restated Certificate of Incorporation shall apply, in respect of the removal of a Director or Directors so elected, to the vote of the holders of the outstanding shares of that class or series of Preferred Stock and not to the vote of the outstanding shares as a whole.

ARTICLE VII

PROHIBITION ON ACTIONS BY WRITTEN CONSENT OF STOCKHOLDERS

        Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of the stockholders at an annual or special meeting duly noticed and called, as provided in the By-Laws of the Corporation, and may not be taken by a written consent of the stockholders pursuant to the DGCL. Notwithstanding the previous sentence, if the resolution or resolutions providing for the issuance of any class or series of Preferred Stock permit action to be taken by written consent in accordance with the DGCL, such class or series of Preferred Stock shall be permitted to take action by written consent.

ARTICLE VIII

SPECIAL MEETINGS OF STOCKHOLDERS

        Except as otherwise expressly set forth in this Second Restated Certificate of Incorporation or in the resolution or resolutions providing for the issuance of any class or series of Preferred Stock, special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time solely by a majority vote of the Board of Directors (or a duly constituted committee thereof), the Chairman of the Board of Directors or the President. Special meetings of the stockholders of the Corporation may not be called by any other person or persons.

ARTICLE IX

LIMITATION ON LIABILITY

        No Director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a Director, except to the extent such elimination from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of Directors, then the liability of a Director shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal, alteration or amendment of this Article IX of this Second Restated Certificate of Incorporation or adoption of any provision inconsistent herewith shall not adversely affect any right or protection of a Director existing at the time of such repeal, alteration, amendment or adoption with respect to acts or omissions occurring immediately prior to such repeal, alteration, amendment or adoption. The provisions of this Article IX of this Second Restated Certificate of Incorporation shall continue as to a person who has ceased to be a Director and shall inure to his heirs, executors, administrators and personal and legal representatives.

ARTICLE X

ACTIONS WITH RESPECT TO BY-LAWS

        In furtherance and not in limitation of the powers conferred by statute, with respect to any provision of the By-Laws of the Corporation other than Article VIII, a majority of the entire Board of Directors, and with respect to Article VIII of the By-Laws of the Corporation, at least sixty-six and two-thirds percent (66 2/3%) of the Board of Directors, is expressly authorized to adopt, repeal, alter, amend or rescind the By-Laws of the Corporation. As used in this Article X of this Second Restated Certificate of Incorporation, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies. In addition, the By-Laws of the Corporation may be adopted, repealed, altered, amended, or rescinded by the affirmative vote of the holders of sixty-six and two-thirds percent (66 2/3%) of the Voting Stock, voting together as a single class. "Voting Stock" shall mean all capital stock of the Corporation authorized to be issued from time to time under Article IV of this Second Restated Certificate of Incorporation that by its terms may be voted on all matters submitted to stockholders of the Corporation generally.

ARTICLE XI

MEETINGS OF STOCKHOLDERS

        Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the state of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

ARTICLE XII

MODIFICATION OF CERTAIN PROVISIONS OF THIS RESTATED
CERTIFICATE OF INCORPORATION

        Notwithstanding anything contained in this Second Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the Voting Stock (as defined in Article X of this Second Restated Certificate of Incorporation), voting together as a single class, shall be required to amend, alter, repeal or adopt any provision inconsistent with Articles V, VI, VII, VIII, IX, X, this Article XII, Article XIV and Article XV of this Second Restated Certificate of Incorporation.

ARTICLE XIII

FURTHER ACTIONS WITH RESPECT TO THIS RESTATED
CERTIFICATE OF INCORPORATION

        The Corporation reserves the right to repeal, alter, amend, or rescind any provision contained in this Second Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE XIV

INDEMNIFICATION

        The Corporation shall indemnify any person who is or was or had agreed to become a Director or officer of the Corporation or any person who is or was serving or who had agreed to serve at the request of the Board of Directors as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation (including the heirs, executors, administrators and personal and legal representatives of such person) in accordance with the By-Laws of the Corporation to the fullest extent authorized by the DGCL, as the same exists or hereafter may be amended but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than the DGCL permitted the Corporation to provide immediately prior to such amendment) or any other applicable laws as presently or hereinafter in effect; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any Director or officer (or his heirs, executors, administrators and personal and legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article XIV of this Second Restated Certificate of Incorporation shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

        The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article XIV of this Second Restated Certificate of Incorporation to Directors and officers of the Corporation.

        The rights to indemnification and to the advancement of expenses conferred in this Article XIV of this Certificate of the Corporation shall not be exclusive of any other right which any person may have or thereafter acquire under this Second Restated Certificate of Incorporation, the By-Laws of this Corporation, any statute, agreement, policy, vote of stockholders or disinterested directors or otherwise.

        Any repeal, alteration or amendment of this Article XIV of this Second Restated Certificate of Incorporation or adoption of any provision inconsistent herewith shall not adversely affect any rights to indemnification and to the advancement of expenses of a Director or officer of the Corporation or any other person entitled to or granted indemnification under this Article XIV of this Second Restated Certificate of Incorporation existing at the time of such repeal, alteration, amendment or adoption with respect to any acts or omissions occurring immediately prior to such repeal, alteration, amendment or adoption.

ARTICLE XV

SECTION 203 OF THE DGCL

        The Corporation elects to be governed by Section 203 of the DGCL, as the same may be amended from time to time.

* * * * *

        IN WITNESS WHEREOF, the Corporation has caused this Second Restated Certificate of Incorporation to be executed this            day of            , 2006.

By: Name: Title:

Appendix C

OPINION OF DEUTSCHE BANK AG

14 December 2005

Board of Directors
Telewest Global, Inc.
1105 North Market Street
Suite 1300
Wilmington, DE 19801

Lady and Gentlemen:

        Deutsche Bank AG ("Deutsche Bank") has acted as financial advisor to Telewest Global, Inc. ("Telewest") in connection with the proposed merger of Telewest and NTL, Inc. ("NTL") pursuant to the Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of 14 December 2005, among NTL, Telewest, Neptune Bridge Borrower LLC, a wholly owned subsidiary of Telewest ("Telewest Sub"), and (solely for limited purposes therein described) Merger Sub Inc., a wholly owned subsidiary of NTL ("NTL Sub"), which provides, among other things, for (i) the reclassification (the "Reclassification") of each share of Telewest Common Stock, par value US $0.01 per share, issued and outstanding immediately prior to the Reclassification (the "Pre-Reclassification Telewest Common Stock") into 0.2875 shares of Telewest Common Stock, par value US $0.01 per share (the "New Telewest Common Stock") and one (1) share of Telewest Class B Redeemable Common Stock, par value $0.01 per share (the "Telewest Redeemable Common Stock"), and (ii) immediately following the Reclassification, the merger (the "Merger") of Telewest Sub with and into NTL, with NTL continuing as the surviving corporation, as a result of which (a) each share of Telewest Redeemable Common Stock will be automatically redeemed for US $16.25 in cash without interest, (b) each share of NTL Common Stock, par value US $0.01 per share, issued and outstanding immediately prior to the Merger will be converted into the right to receive two and one-half (2.5) shares of New Telewest Common Stock, and (c) NTL will become a wholly-owned subsidiary of Telewest (together, the Reclassification and the Merger are referred to herein as the "Transaction"). The 0.2875 shares of New Telewest Common Stock and US $16.25 into which each share of Pre-Reclassification Telewest Common Stock will be converted pursuant to the Transaction are collectively referred to herein as the "Consideration." The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

        You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, from a financial point of view, of the Consideration to the holders of Pre-Reclassification Telewest Common Stock, other than affiliates of NTL, if any.

        In connection with Deutsche Bank's role as financial advisor to Telewest, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning NTL and Telewest and certain internal analyses and other information furnished to it by NTL and Telewest. Deutsche Bank has also held discussions with members of the senior managements of NTL and Telewest regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for NTL Common Stock and Pre-Reclassification Telewest Common Stock, (ii) compared certain financial and stock market information for NTL and Telewest with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations, (iv) reviewed the terms of the Merger Agreement and certain related documents and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

        In arriving at its opinion, Deutsche Bank considered the potential impact on NTL, and the combined company, of NTL's publicly announced offer (the "Virgin Mobile Offer") to combine NTL and Virgin Mobile Holdings (UK) plc ("Virgin Mobile"), there being no assurance that the Virgin Mobile Offer will be accepted, or, if accepted, on what terms such a transaction may be consummated. With respect to its consideration of the Virgin Mobile Offer, Deutsche Bank considered only the terms of the Virgin Mobile Offer that have been publicly announced and relied solely upon publicly available business and financial information relating to Virgin Mobile. The managements of NTL and Telewest have not provided Deutsche Bank with any non-public information regarding Virgin Mobile or the Virgin Mobile Offer and Deutsche Bank has not had the opportunity to hold discussions with the management of Virgin Mobile. In this regard, Deutsche Bank assumed that such non-public information, including financial forecasts, would not differ from the publicly available information reviewed by Deutsche Bank in any respects material to Deutsche Bank's analysis.

        Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning NTL or Telewest, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of NTL or Telewest. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by Telewest and NTL to be achieved as a result of the Transaction (collectively, the "Synergies"), made available to Deutsche Bank and relied upon in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of NTL or Telewest, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections, including the Synergies, or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

        For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of NTL, NTL Sub, Telewest and Telewest Sub contained in the Merger Agreement are true and correct, NTL, NTL Sub, Telewest and Telewest Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement, and all conditions to the obligations of each of NTL, NTL Sub, Telewest and Telewest Sub to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Telewest or NTL is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Telewest or NTL.

        This opinion is addressed to, and for the use and benefit of, the Board of Directors of Telewest and is not a recommendation to the stockholders of Telewest to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, of the Consideration to the holders of Pre-Reclassification Telewest Common Stock, other than affiliates of NTL, if any, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by Telewest to engage in the Transaction.

        Deutsche Bank will be paid a fee for its services as financial advisor to Telewest, a substantial portion of which is contingent upon consummation of the Transaction.

        Deutsche Bank has, from time to time, provided investment banking, lending and other financial services to Telewest and NTL or their affiliates for which it has received compensation, including acting as a lead underwriter for the equity rights issue of NTL in 2003 and acting as a mandated lead arranger and bookrunner on debt financing issues for NTL and Telewest in 2004 and 2005. Deutsche Bank and its affiliates provide brokerage services to W. R. Huff Asset Management Co., L.L.C.

        Deutsche Bank has also delivered a joint commitment letter to NTL, along with J.P. Morgan Plc, The Royal Bank of Scotland plc and Goldman Sachs International, agreeing to provide financing in connection with the Transaction. We understand that copies of that commitment letter have been delivered to you.

        In the ordinary course of business, Deutsche Bank and its affiliates trade in the securities and other instruments and obligations of Telewest and NTL for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

        Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that the Consideration is fair, from a financial point of view, to the holders of Pre-Reclassification Telewest Common Stock, other than affiliates of NTL, if any.

Very truly yours,

Deutsche Bank AG London
By:	/s/ HENRIK ASLAKSEN Henrik Aslaksen Managing Director
By:	/s/ ANTHONY BURGESS Anthony Burgess Managing Director

Appendix D

OPINION OF ROTHSCHILD INC.

December 14, 2005

The Board of Directors
Telewest Global, Inc.
160 Great Portland Street
London W1W 5QA
United Kingdom

Members of the Board of Directors:

        You have requested our opinion ("Opinion") as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.01 per share ("Company Common Stock"), of Telewest Global, Inc. (the "Company"), other than affiliates of NTL Incorporated ("NTL"), if any, as to which we express no view, of the Consideration (as defined below) to be received by such holders pursuant to the terms of the Amended and Restated Agreement and Plan of Merger (the "Agreement"), dated as of December 14, 2005, among NTL, the Company, a wholly-owned subsidiary of the Company ("Merger Sub") and (solely for certain limited purposes therein described) a wholly-owned subsidiary of NTL. The Agreement provides, among other things, for (i) the reclassification (the "Reclassification") of each share of Company Common Stock into (x) 0.2875 of a share (the "Share Consideration") of common stock, par value $0.01 per share, of the Company (after giving effect to the Reclassification, "New Company Common Stock"), and (y) one share of Class B Redeemable Common Stock, par value $0.01 per share, of the Company ("New Company Redeemable Common Stock"), and (ii) immediately following the Reclassification, the merger (the "Merger" and, together with the "Reclassification", the "Transaction") of Merger Sub with and into NTL, as a result of which NTL will become a wholly-owned subsidiary of the Company. As a result of the Merger, (i) each share of New Company Redeemable Common Stock will be redeemed by the Company, automatically and without notice, for $16.25 in cash, without interest (together with the Share Consideration, the "Consideration"), and (ii) each share of common stock, par value $0.01 per share, of NTL ("NTL Common Stock"), not held by NTL as treasury stock will be converted into the right to receive 2.5 shares of New Company Common Stock. The terms and conditions of the Transaction are more fully set forth in the Agreement.

        In arriving at our opinion, we have, among other things: (i) reviewed the Agreement, including the form of Second Restated Certificate of Incorporation of the Company; (ii) reviewed certain publicly available business and financial information relating to the Company and NTL that we deemed to be generally relevant in evaluating the Company and NTL; (iii) reviewed certain audited and unaudited financial statements of the Company and NTL, and certain other financial and operating data, including financial forecasts, concerning the respective businesses, earnings, cash flows, assets, liabilities and prospects of the Company and NTL, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction, provided to or discussed with us by the management of the Company and NTL, respectively; (iv) held discussions with the management and advisors and other representatives of the Company and NTL regarding the matters described in clauses (ii) and (iii) above, as well as the operations and financial condition and prospects of the Company and NTL, respectively, both before and after giving effect to the Transaction and the expected synergies; (v) compared the historical and projected financial performance of the Company and NTL with those of certain publicly traded companies that we deemed to be generally relevant in evaluating the Company and NTL; (vi) reviewed the current and historical market prices of Company Common Stock and NTL Common Stock and certain publicly traded securities of such other companies that we deemed to be generally relevant; (vii) reviewed, to the extent publicly available, the financial terms of certain public transactions that we deemed to be generally relevant in evaluating the Transaction; (viii) reviewed, to the extent publicly available, information relating to premiums paid in certain transactions that we deemed to be generally relevant in evaluating the Transaction; (ix) reviewed the estimated present value of the unlevered, after-tax free cash flows of the Company and NTL for the fiscal years ending December 31, 2005 through December 31, 2009 based on financial forecasts provided to or discussed with us by the management of the Company and NTL, respectively; (x) considered the potential impact on NTL and the combined company of NTL's publicly announced offer to acquire Virgin Mobile (UK) Holdings plc ("Virgin Mobile"), there being no assurance that such an offer will be accepted by Virgin Mobile, or, if accepted, on what terms a transaction with Virgin Mobile will be consummated; and (xi) considered such other factors and information, and conducted such other analyses, as we deemed appropriate.

        In connection with our review, we have not assumed any obligation independently to verify any of the financial or other information utilized, reviewed or considered by us in formulating our Opinion and have relied on such information, including all information that was publicly available to us or provided to us by the Company or NTL being accurate and complete in all material respects. With respect to the financial forecasts and other information and operating data for the Company and NTL, including the expected synergies, provided to or discussed with us by the management of the Company and NTL, respectively, we have been advised, and have assumed, that such forecasts and information have been reasonably prepared on bases reflecting the best available estimates and judgments of the management of the Company or NTL, respectively, as to the future financial performance of the Company or NTL, as the case may be, and the expected synergies. We express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. With respect to our consideration of the potential impact of NTL's offer to acquire Virgin Mobile, with your consent we have considered only the terms of NTL's publicly announced offer, and we have relied solely upon publicly available business and financial information relating to Virgin Mobile, as we were not provided the opportunity either to review any non-public information regarding Virgin Mobile or to hold discussions with the management of Virgin Mobile. In this regard, we have further assumed with your consent that such non-public information of Virgin Mobile, including financial forecasts, would not differ from the publicly available information we have reviewed in any respects material to our analysis. With respect to tax and regulatory matters, we have relied, with your consent, on the advice of counsel, experts and advisors to the Company and, further, on discussions with, and information and materials furnished to us by, the management of the Company regarding the tax position of the Company, both before and after giving effect to the Transaction. We have also assumed, at your direction, that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company or NTL since the respective dates on which the most recent financial statements or other financial and business information relating to the Company and NTL were made available to us. We further have assumed, with your consent, that the representations and warranties of the parties to the Agreement are true and correct, that each of the parties to the Agreement will perform all of the covenants and agreements to be performed by it under the Agreement, and that the Reclassification, the Merger and related transactions will be consummated in all material respects in accordance with the terms and conditions described in the Agreement and related documents without any waiver or modification thereof. We have also assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, NTL or the Transaction, and that no divestitures or asset sales from the Company or NTL will be required as a result of the Transaction, in either case that would in any respects be material to our analysis. We have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company or NTL, nor have we evaluated the solvency or fair value of the Company under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters.

        Our Opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this Opinion, we have not assumed any obligation to update, revise or reaffirm this Opinion.

        In connection with this Opinion, we were not authorized by the Company or its Board of Directors to conduct, nor have we conducted, any solicitation of third party indications of interest for the acquisition of all or any part of the Company or any other alternative transaction. We are expressing no opinion herein as to the price at which Company Common Stock or New Company Common Stock will trade at any future time.

        We are serving as financial advisor to the Company in connection with the delivery of this Opinion and are entitled to certain fees for our services, a significant portion of which is payable upon delivery of this Opinion and a portion of which is payable contingent upon the consummation of the Transaction. While neither we nor any of our affiliates is currently engaged on any advisory assignments with NTL or has served as financial advisor to NTL on any mergers and acquisitions assignments within the past year, certain of our affiliates served as financial advisor to NTL in connection with its restructuring and received fees for such services. In addition, we or our affiliates may, in the future, provide financial advisory or other services to NTL and/or its affiliates and may receive fees for such services. In the ordinary course of business, we and our affiliates may trade the securities of the Company or NTL for our and/or their own accounts or for the accounts of customers and may, therefore, at any time hold a long or short position in such securities. We and our affiliates also may maintain relationships with the Company, NTL and their respective affiliates or related parties.

        This Opinion is for the information of the Board of Directors of the Company in connection with its evaluation of the Transaction and does not constitute a recommendation as to how any stockholder should vote or act with respect to any matters relating to the proposed Reclassification or the proposed Merger. This Opinion is limited to the fairness, from a financial point of view and as of the date hereof, of the Consideration to be received by the holders of Company Common Stock (other than affiliates of NTL, if any) pursuant to the Transaction and does not address any other aspect of the Transaction. Our Opinion does not address, and we express no view as to, the merits of the underlying decision by the Company to proceed with or engage in the Transaction and related transactions or as to any aspect of the Transaction (including without limitation the structure of the Transaction), other than the Consideration to be received by the holders of Company Common Stock (other than affiliates of NTL, if any), nor does it address any other transaction that the Company has considered or may consider. We express no opinion as to the consideration the holders of Company Common Stock may have received in an alternative transaction, or on the relative merits of the Transaction as compared to any alternative transaction or business strategy that may be available to the Company. In addition, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of Company Common Stock.

        This Opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. If required by applicable law, rule or regulation, this Opinion may be reproduced in full in any disclosure document or proxy statement that the Company must file with the Securities and Exchange Commission, but may not otherwise be disclosed publicly in any manner without our prior written approval.

        Based upon and subject to the foregoing and other factors we deem relevant in reliance thereon, it is our Opinion that, as of the date hereof, the Consideration to be received by the holders of Company

Common Stock (other than affiliates of NTL, if any, as to which we express no view) pursuant to the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Rothschild Inc.

ROTHSCHILD INC.

Appendix E

OPINION OF GOLDMAN, SACHS & CO.

PERSONAL AND CONFIDENTIAL

December 14, 2005

Board of Directors
NTL Incorporated
909 Third Avenue, Suite 2863
New York, NY 10022

Gentlemen:

        You have requested our opinion as to the fairness from a financial point of view to the holders (other than affiliates of Telewest Global, Inc. ("Telewest"), if any) of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of NTL Incorporated (the "Company") of the conversion of each Share into the right to receive 2.5 shares of New Telewest Common Stock (as defined below) (the "Merger Consideration") pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of December 14, 2005 (the "Amended Agreement"), among the Company, Telewest, Neptune Bridge Borrower LLC, a wholly owned subsidiary of Telewest ("Acquisition Sub"), and, solely with respect to Section 11.11(b) of the Amended Agreement and the other Sections of Article 11 of the Amended Agreement to the extent relating thereto, Merger Sub, Inc., a wholly owned subsidiary of the Company. The Amended Agreement provides, among other things, for (i) the reclassification, immediately upon the Filing Time, of each share of common stock, par value $0.01 per share (the "Telewest Common Stock"), of Telewest into (x) .2875 shares of common stock, par value $0.01 per share (the "New Telewest Common Stock"), of Telewest that will exist immediately after the Filing Time, together with cash in lieu of fractional shares of New Telewest Common Stock, and (y) one share of Class B Redeemable Common Stock, par value $0.01 per share, of Telewest that will exist immediately after the Filing Time, which will automatically be redeemed, at the Effective Time, by the holders of shares of the Telewest Common Stock for $16.25 per share in cash, without interest (the "Redemption Consideration"), (ii) the merger (the "Merger") of Acquisition Sub with and into the Company with the Company surviving the Merger and (iii) the conversion of each Share, at the Effective Time, into the right to receive the Merger Consideration. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Amended Agreement.

        Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Amended Agreement (the "Transaction"). We expect to receive fees for our services in connection with the Transaction, the principal portion of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we are currently providing and have provided certain investment banking and other financial services to the Company, including having acted as a lead manager with respect to a rights offering of 35,750,000 Shares in November 2003 and a public offering of Senior Notes due 2014 for the Company's wholly owned subsidiary ntl Cable PLC

(aggregate principal amount £811 million) in March 2004; having acted as a mandated lead arranger of a Senior Secured Credit Facility for the Company's wholly owned subsidiary ntl Investment Holding Ltd. due 2014 (aggregate principal amount £2,425 million) in March 2004; having acted as the Company's financial advisor in connection with the sale of its broadcast business in December 2004 and the sale of its telecommunication operations in the Republic of Ireland in May 2005; having acted as the Company's financial advisor in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of October 2, 2005, among the Company, Telewest and Merger Sub Inc.; acting as a Mandated Lead Arranger of the Senior Facilities and Bridge Facility contemplated by the Commitment Letter; and acting as a counterparty in certain currency hedging transactions with respect to the Senior Facilities. We also may provide investment banking services to the Company, Telewest and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

        Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals, including the Company. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Telewest and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Telewest for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

        In connection with this opinion, we have reviewed, among other things, the Amended Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and its predecessors and Annual Reports on Forms 10-K or 20-F of Telewest and its predecessors for the five fiscal years ended December 31, 2004; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Telewest; certain other communications from the Company and Telewest to their respective stockholders; certain internal financial analyses and forecasts for Telewest prepared by its management; and certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for Telewest, in each case prepared by management of the Company (the "Forecasts"), including certain cost savings and operating synergies projected by the management of the Company to result from the Transaction (the "Synergies"). We also have held discussions with members of the senior managements of the Company and Telewest regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the Telewest Common Stock and compared certain financial and stock market information for the Company and Telewest with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the cable industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

        We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In this regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Telewest or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or

Telewest or the expected benefits of the Transaction in any way meaningful to our analysis. You have directed us to assume, and we have assumed, that the aggregate borrowings as part of the financing of the Redemption Consideration (but not the refinancing of existing indebtedness) will be done at the Acquisition Sub level.

        Our opinion does not address the underlying business decision of the Company to engage in the Transaction, nor are we expressing any opinion as to the prices at which the Shares or the New Telewest Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of the Shares should vote with respect to such Transaction.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received in exchange for each Share pursuant to the Amended Agreement is fair from a financial point of view to the holders of the Shares (other than affiliates of Telewest, if any).

Very truly yours,

/s/ Goldman, Sachs & Co.

GOLDMAN, SACHS & CO.

Appendix F

OPINION OF EVERCORE GROUP, INC.

December 14, 2005

Board of Directors
NTL Incorporated
909 Third Avenue
Suite 2863
New York, New York 10022

Members of the Board of Directors:

        We understand that NTL Incorporated ("NTL") proposes to enter into a transaction pursuant to an Agreement and Plan of Merger, dated October 2, 2005, as amended and restated on December 14, 2005 (the "Merger Agreement"), among Telewest Global, Inc. ("Telewest"), NTL, Neptune Bridge Borrower LLC, a Delaware limited liability company and a wholly owned subsidiary of Telewest ("New Merger Sub"), and, solely with respect to Section 11.11(b) of the Merger Agreement and the other sections of Article 11 of the Merger Agreement to the extent relating thereto, Merger Sub Inc., a wholly owned subsidiary of NTL, which provides, among other things, that (i) immediately upon the Filing Time, each share of Telewest common stock, par value $0.01 per share ("Telewest Common Stock") shall be reclassified (the "Reclassification") into (x) 0.2875 shares of Telewest common stock, par value $0.01 per share (the "New Telewest Common Stock"), and (y) one share of Telewest Class B Redeemable Common Stock which will automatically be redeemed, at the Effective Time, for $16.25 per share in cash (the "Redemption Consideration"), (ii) New Merger Sub will merge with and into NTL whereupon NTL will be the surviving corporation (the "Merger"), and (iii) at the Effective Time, each share of NTL common stock, par value $0.01 per share ("NTL Common Stock") will be converted into the right to receive 2.5000 shares of New Telewest Common Stock (the "Merger Consideration"). All capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement.

        You have asked us whether, in our opinion as of the date hereof, the Merger Consideration to be received by the holders of NTL Common Stock (other than affiliates of Telewest, if any) pursuant to the Merger is fair, from a financial point of view, to such holders.

        In connection with rendering our opinion, we have, among other things:

  (i)
  Reviewed a draft, dated December 13, 2005, of the Merger Agreement in the form provided to us and assumed that the final form of the Merger Agreement will not vary in any respect material to our analysis;

  (ii)
  Analyzed certain publicly available and internal non-public financial statements and other public and non-public financial and operating data concerning NTL prepared by and furnished to us by the management of NTL;

  (iii)
  Analyzed certain financial projections concerning NTL prepared by and furnished to us by the management of NTL;

  (iv)
  Participated in due diligence sessions involving the past and current operations and financial condition and the prospects of NTL with the management of NTL;

  (v)
  Analyzed certain publicly available and internal non-public financial statements and other public and non-public financial and operating data concerning Telewest prepared by and furnished to us by the management of Telewest;

  (vi)
  Analyzed certain financial projections concerning Telewest prepared by and furnished to us by the management of NTL;

  (vii)
  Participated in due diligence sessions involving the recent operations, the financial condition and the prospects of Telewest with the management of Telewest;

  (viii)
  Reviewed the reported prices and the historical trading activity of NTL Common Stock and Telewest Common Stock;

  (ix)
  Reviewed the estimated amount and timing of the cost savings and related expenses expected to result from the Merger (the "Synergies") as well as the transaction expenses and one-time cash costs arising from the Merger, as estimated by and furnished to us by the management of NTL;

  (x)
  Compared the financial performance of NTL and Telewest with certain publicly traded companies and their securities that we deemed relevant;

  (xi)
  Reviewed the financial terms of the proposed Merger as compared to financial terms, to the extent publicly available, of certain precedent transactions that we deemed relevant;

  (xii)
  Considered the potential pro forma impact of the proposed Merger on NTL, based on information provided by the management of NTL; and

  (xiii)
  Performed such other analyses and examinations and considered such other factors as we have in our sole judgment deemed appropriate for purposes of this opinion.

        For purposes of our analysis and opinion, we have assumed and relied upon, without assuming any responsibility for independent verification of, the accuracy and completeness of the information publicly available about NTL and Telewest, and the information supplied or otherwise made available to, discussed with, or reviewed by or for us. Our analyses were based upon, among other things, the financial projections for NTL and Telewest (including estimates regarding the tax attributes of NTL and Telewest) and estimates of Synergies expected to result from the Merger (the "Financial Projections"), which have been prepared and provided to us by NTL management. With respect to the Financial Projections which were furnished to us, discussed with us or reviewed for us by the management of NTL, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of NTL management regarding the future competitive, operating and regulatory environments and related financial performance of NTL and Telewest. We express no view as to such Financial Projections, or the assumptions on which they are based.

        For purposes of rendering our opinion, we have assumed, with your consent, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct in all material respects, that each party will perform in all material respects all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without amendment, waiver or modification thereof. You have directed us to assume, and we have assumed, that all borrowings as part of the financing of the Redemption Consideration (but not the refinancing of existing indebtedness) will be done at the New Merger Sub level. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without delay, limitation, restriction or condition that would have a material adverse effect on NTL, Telewest or the Merger.

        We have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of NTL or Telewest, nor have we evaluated the solvency or fair value of NTL or Telewest under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

        With respect to certain assumptions in our analyses relating to Telewest, we have, with your consent, relied on Wall Street research estimates. We have assumed that these Wall Street research estimates have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future competitive, operating and regulatory environments. We have assumed no responsibility for independent verification of these research estimates.

        We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness of the Merger Consideration to be received by the holders of NTL Common Stock (other than affiliates of Telewest, if any) pursuant to the Merger, from a financial point of view. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to NTL, nor does it address the underlying business decision of NTL to engage in the Merger. We have not contemplated the consequences of any transaction other than the Merger, the Reclassification, the financing of the Redemption Consideration and the refinancing of existing indebtedness. We are expressing no opinion herein as to the price at which the New Telewest Common Stock will trade at any future time. We are not rendering any accounting, legal or tax advice and understand that NTL is relying upon other advisors as to accounting, legal and tax matters in connection with the Merger.

        We have acted as financial advisor to the Board of Directors of NTL solely for purposes of rendering this opinion as to the fairness of the Merger Consideration to be received by the holders of NTL Common Stock (other than affiliates of Telewest, if any) pursuant to the Merger, from a financial point of view, and have received a fee for our services which was payable upon the delivery of our initial opinion, dated October 2, 2005. In addition, NTL has agreed to reimburse our reasonable expenses and to indemnify us for certain liabilities arising out of our engagement.

        This letter is provided solely for the benefit of the Board of Directors of NTL in connection with and for the purposes of its evaluation of the Merger, and is not on behalf of any shareholder or any other person other than the Board of Directors of NTL, and should not be used or relied upon for any other purpose. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval and except as otherwise agreed to between us. It is further understood that this letter and the opinion expressed herein is not intended to be and does not constitute a recommendation to any holder of NTL Common Stock, Telewest Common Stock, or any other person, as to how such person should vote or act on any matter relating to the proposed Merger.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of NTL Common Stock (other than affiliates of Telewest, if any) pursuant to the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

Evercore Group Inc.

By: Tim LaLonde
Authorized Person